

HYPOTHEKENBANK IN ESSEN AG

Hypothekenbank in Essen AG ♦ Postfach 101861 ♦ 45018 Essen ♦ Germany

Registered Letter / Advice of Delivery

Gildehofstrasse 1
45127 Essen
Germany
www.essenhyp.com
info@essenhyp.com
Tel.: +49 201 8135-0
Fax: +49 201 8135-200

Bank Details:
Deutsche Bundesbank
Filiale Essen
Account No.: 360 096 10
BIC Code: HYES DE 3E

Commerzbank AG
Bank Code 360 400 39
Account No.: 177 64 75

Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
450 Fifth Street, NW
Washington D.C. 20549
United States



06019364

Your ref.	Your message	Our ref.	Extension	Essen
		UM	-486	14.12.06

SUPPL

File No. 824883 – Frequent Issuer Status of Hypothekenbank in Essen AG

Dear Sir or Madam,

Please find enclosed the website as of November 30, 2006 (English version) and the Information Memorandum about A$ 5,000,000,000 Medium Term Note Programme.
We would be obliged if you could confirm that you have received this information by returning the enclosed answer form to us.

Thank you very much for your assistance.

Yours faithfully,

Hypothekenbank in Essen
Aktiengesellschaft

3 November 2006
3. November 2006

Final Terms
Endgültige Bedingungen

Euro 100,000,000 Floating Rate Public-Sector Pfandbriefe due 6 November 2009
issued pursuant to the

Euro 100.000.000 varaible verzinsliche Öffentliche Pfandbriefe fällig am 6. November 2009
begeben aufgrund des

Euro 30,000,000,000
Essen Hyp Debt Issuance Programme

dated 28 April 2006
datiert 28. April 2006

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 99.971 per cent.
Ausgabepreis: 99,971%

Issue Date: 6 November 2006
Valutierungstag: 6. November 2006

Series No: HBE1MC
Serien Nr.: HBE1MC

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the "**Prospectus**") and these Final Terms. The Prospectus is available for viewing in electronic form at the website of the Luxembourg Stock Exchange (www.bourse.lu) and at the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds notes/securities prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.

Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das „Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverscheibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 28. April 2006 über das Programm (der ***„Prospekt"****) zusammengenommen werden. Der Prospekt kann auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds notes/securities prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.*

I. TERMS AND CONDITIONS
I. EMISSIONSBEDINGUNGEN

This Part I of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised Terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

Dieser Teil I der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Schuldverschreibungen (die „Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.

Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.

Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungen anwendbaren Emissionsbedingungen (die „Bedingungen") gestrichen.

PART I.A. Notes other than Participation Certificates
TEIL I.A. Schuldverschreibungen, die keine Genußscheine sind

Issuer
Emittentin

Hypothekenbank in Essen Aktiengesellschaft

Form of Conditions
Form der Bedingungen

☒ Long-Form
Nicht-konsolidierte Bedingungen

☐ Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☒ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination
Währung und Stückelung

Specified Currency *Festgelegte Währung*	Euro ("EUR") *Euro („EUR")*
Aggregate Principal Amount *Gesamtnennbetrag*	EUR 100,000,000 *EUR 100.000.000*
Specified Denomination(s) *Festgelegte Stückelung/Stückelungen*	EUR 50,000 *EUR 50.000*
Number of Notes to be issued in each Specified Denomination *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen*	2,000 *2.000*
Minimum Transfer Amount (specify) *Mindestnennbetrag für Übertragungen (angeben)*	EUR 50,000 *EUR 50.000*

Form
Form

☐ **Notes**
Schuldverschreibungen

☒ **Pfandbriefe**

- ☐ Mortgage Pfandbriefe
  Hypothekenpfandbriefe
- ☒ Public-Sector Pfandbriefe
  Öffentliche Pfandbriefe

☐ **New Global Note** — **[Yes/No]**
New Global Note — *[Ja/Nein]*

☒ **TEFRA C**
TEFRA C

- ☒ Permanent Global Note
  Dauerglobalurkunde
- ☐ Temporary Global Note exchangeable for:
  Vorläufige Globalurkunde austauschbar gegen:
  - ☐ Definitive Notes
    Einzelurkunden

☐ **TEFRA D**
TEFRA D

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

- ☐ Permanent Global Note
  Dauerglobalurkunde

☐ Definitive Notes
Einzelurkunden

☐ **Neither TEFRA D nor TEFRA C**
Weder TEFRA D noch TEFRA C

☐ Permanent Global Note
Dauerglobalurkunde

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

Definitive Notes **No**
Einzelurkunden ***Nein***

☐ Coupons
Zinsscheine

☐ Talons
Talons

☐ Receipts
Rückzahlungsscheine

Certain Definitions
Definitionen

Clearing System
Clearing System

☐ Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

☒ Euroclear Bank S.A./N.V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

☒ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

☐ The Depository Trust Company
55 Water Street
New York, NY 10041-0099
USA

☐ Other – (specify)
sonstige (angeben)

STATUS (§ 2)
STATUS (§ 2)

☐ Unsubordinated
Nicht-nachrangig

☐ Subordinated
Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

☐ **Fixed Rate Notes**
Festverzinsliche Schuldverschreibungen

Rate of Interest and Interest Payment Dates
Zinssatz und Zinszahlungstage

Interest Commencement Date *Verzinsungsbeginn*	[ ]
Rate of Interest *Zinssatz*	[ ] per cent. per annum *[ ]% per annum*
Fixed Interest Payment Date(s) *Feste(r) Zinszahlungstag(e)*	[ ] in each year [ ] in jedem Jahr
First Interest Payment Date *Erster Zinszahlungstag*	[ ]
Initial Broken Amount(s) (per specified denomination) *Anfängliche(r) Bruchteilzinsbetrag(-beträge) (für jede festgelegte Stückelung)*	[ ]
Fixed Interest Date preceding the Maturity Date *Festzinstermin, der dem Fälligkeitstag vorangeht*	[ ]
Final Broken Amount(s) (per specified denomination) *Abschließende(r) Bruchteilzinsbetrag(-beträge) (für jede festgelegte Stückelung)*	[ ]

☒ **Floating Rate Notes**
Variabel verzinsliche Schuldverschreibungen

Interest Payment Dates
Zinszahlungstage

Interest Commencement Date *Verzinsungsbeginn*	6 November 2006 *6. November 2006*
Specified Interest Payment Dates	6 May and 6 November in each year, commencing from and including 6 May 2007 to and including the Maturity Date.
Festgelegte Zinszahlungstage	*6. Mai und 6. November eines jeden Jahres; beginnend am 6. Mai 2007 (einschließlich) bis zum Fälligkeitstag (einschließlich).*
Specified Interest Period(s) *Festgelegte Zinsperiode(n)*	6 months *6 Monate*

Business Day Convention
Geschäftstagskonvention

☒ Modified Following Business Day Convention
Modifizierte folgender Geschäftstag-Konvention

☐ FRN Convention (specify period(s))
FRN Konvention (Zeitraum angeben)

☐ Following Business Day Convention
Folgender Geschäftstag-Konvention

☐ Preceding Business Day Convention
Vorangegangener Geschäftstag-Konvention

Relevant Financial Centres ***Relevante Finanzzentren***	TARGET *TARGET*

Rate of Interest
Zinssatz

☒ Screen Rate Determination
Bildschirmfeststellung

☒ EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone) *EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/Interbanken-Markt in der Euro-Zone)*	
Screen page *Bildschirmseite*	Reuters EURIBOR01 *Reuters EURIBOR01*

☐ LIBOR (London time/London Business Day London Interbank Market)
LIBOR (Londoner Ortszeit/Londoner Geschäftstag/Londoner Interbanken-Markt)

Screen page
Bildschirmseite

☐ Other (specify)
Sonstige (angeben)

Screen page
Bildschirmseite

☐ Formula
Formel
(set forth details in full here or in an attachment)
(*Einzelheiten hier oder in einer Anlage einfügen*)

Reference Banks (if other than as specified in § 3(2)) (specify)
Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)

☐ ISDA Determination
ISDA-Feststellung

☐ Other Method of Determination (insert details (including Margin, Interest Determination Date, Reference Banks, fall-back provisions))
Andere Methoden der Bestimmung (Einzelheiten angeben (einschließlich Zinsfestlegungstag, Marge, Referenzbanken, Ausweichbestimmungen))

Margin | 0.05 per cent. per annum
Marge | *0,05 % per annum*

☐ plus
plus

☒ minus
minus

Interest Determination Date
Zinsfestlegungstag

☒ second Business Day prior to commencement of Interest Period
zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode

☐ first day of each Interest Period
erster Tag der jeweiligen Zinsperiode

☐ other (specify)
sonstige (angeben)

Minimum and Maximum Rate of Interest
Mindest- und Höchstzinssatz

☐ Minimum Rate of Interest | [ ] per cent. per annum
Mindestzinssatz | *[ ] % per annum*

☐ Maximum Rate of Interest | [ ] per cent. per annum
Höchstzinssatz | *[ ] % per annum*

☐ **Zero Coupon Notes**
Nullkupon-Schuldverschreibungen

Accrual of Interest
Auflaufende Zinsen

Amortisation Yield | [ ]
Emissionsrendite

☐ **Dual Currency Notes** | [ ]
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine interest, a description of any market disruption or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Zinsbeträgen, eine Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen sowie Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

☐ **Instalment Notes** | [ ]
Raten-Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

- ☐ **Index-linked Notes** [ ]
  Indexierte Schuldverschreibungen
  (set forth details in full here (including index/formula, basis for calculating interest, a description of any market disruption or settlement disruption events and adjustment rules with relation to events concerning the underlying))
  (Einzelheiten einfügen (einschließlich des Index/der Formel, der Grundlage für die Berechnung der Zinsbeträge sowie Beschreibung etwaiger Störungen des Markets oder bei der Abrechnung, die den Basiswert beeinflussen und Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

- ☐ **Credit-linked Notes** [ ]
  Credit-linked Notes
  (set forth details in full here (including basis for calculating interest and fall back provisions))
  (Einzelheiten einfügen (einschließlich der Grundlagen für die Berechnung der Zinsbeträge sowie Ausweichbestimmungen))

- ☐ **other structured Notes** [ ]
  andere strukturierte Schuldverschreibungen
  (set forth details in full here (including fall back provisions, if applicable and the relevant reference date is not available))
  (Einzelheiten einfügen (einschließlich Ausweichbestimmungen, wenn anwendbar und der maßgebliche Referenzsatz nicht verfügbar ist))

Day Count Fraction
Zinstagequotient

- ☐ Actual/Actual (ICMA)
- ☐ Actual/Actual (ISDA) (Actual/365)
- ☐ Actual/365 (Fixed)
- ☒ Actual/360, adjusted
- ☐ 30/360 or 360/360 (Bond Basis)
- ☐ Other
  Anderer

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all) — TARGET
Relevante(s) Finanzzentren(um) (alle angeben) — *TARGET*

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

☒	**Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes** ***Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen***	
☒	Maturity Date *Fälligkeitstag*	6 November 2009 *6. November 2009*
☒	Redemption Month *Rückzahlungsmonat*	November 2009 *November 2009*
☒	Final Redemption Amount *Rückzahlungsbetrag*	Par *Par*
☒	Principal amount *Nennbetrag*	
☐	Final Redemption Amount (per specified denomination) *Rückzahlungsbetrag (für jede festgelegte Stückelung)*	
☐	**Instalment Notes** ***Raten-Schuldverschreibungen*** Instalment Date(s) *Ratenzahlungstermin (e)*	
	Instalment Amount(s) *Rate(n)*	

Early Redemption
Vorzeitige Rückzahlung

Optional Redemption for Taxation Reasons ***Option zur vorzeitigen Rückzahlung aus steuelichen Gründen***	No *Nein*
Early Redemption at the Option of the Issuer ***Vorzeitige Rückzahlung nach Wahl der Emittentin***	No *Nein*
Minimum Redemption Amount *Mindestrückzahlungsbetrag*	[ ]
Higher Redemption Amount *Höherer Rückzahlungsbetrag*	[ ]
Call Redemption Date(s) *Wahlrückzahlungstag(e) (Call)*	[ ]
Call Redemption Amount(s) *Wahlrückzahlungsbetrag/-beträge (Call)*	[ ]
Minimum Notice to Holders *Mindestkündigungsfrist*	[ ]

Maximum Notice to Holders *Höchstkündigungsfrist*	[ ]
Early Redemption at the Option of a Holder ***Vorzeitige Rückzahlung nach Wahl des Gläubigers***	No *Nein*
Put Redemption Date(s) *Wahlrückzahlungstag(e) (Put)*	[ ]
Put Redemption Amount(s) *Wahlrückzahlungsbetrag/-beträge (Put)*	[ ]
Minimum Notice to Issuer *Mindestkündigungsfrist*	[ ] days *[ ]Tage*
Maximum Notice to Issuer (never more than 60 days) *Höchstkündigungsfrist (nie mehr als 60 Tage)*	[ ] days *[ ]Tage*
Early Redemption Amount ***Vorzeitiger Rückzahlungsbetrag***	
Zero Coupon Notes: *Nullkupon-Schuldverschreibungen:*	
Reference Price *Referenzpreis*	[ ]
Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes ***Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind***	
❑ **Dual Currency Notes** ***Doppelwährungs-Schuldverschreibungen*** (set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions)) *(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))*	[ ]
❑ **Index-linked Notes** ***Indexierte Schuldverschreibungen*** (set forth details in full here) *(Einzelheiten einfügen)*	[ ]
❑ **Credit-linked Notes** ***Credit-linked Schuldverschreibungen*** (set forth details in full here) *(Einzelheiten einfügen)*	[ ]
❑ **other structured Notes** ***andere strukturierte Schuldverschreibungen*** (set forth details in full here) (Einzelheiten einfügen)	[ ]

FISCAL AGENT[[,] [AND] PAYING AGENT[S]] [AND CALCULATION AGENT] (§ 6)
EMISSIONSSTELLE[[,] [UND] ZAHLSTELLE[N]] [UND BERECHNUNGSSTELLE] (§ 6)

Paying Agents
Zahlstellen

☒	Fiscal Agent *Emissionsstelle*	BNP Paribas Securities Services *BNP Paribas Securities Services*
☐	Additional Paying Agent(s)/specified office(s) *Zahlstelle(n)/bezeichnete Geschäftsstelle(n)*	[ ]
☒	Calculation Agent *Berechnungsstelle*	
	☒ Yes *Ja*	BNP Paribas Securities Services *BNP Paribas Securities Services*
	☐ No *Nein*	
	☐ Required location (specify) *Vorgeschriebenen Ort (angeben)*	

NOTICES (§ [12])
MITTEILUNGEN (§ [12])

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

☐	London (Financial Times) *London (Financial Times)*	
☒	Luxembourg (d'Wort) *Luxemburg (d' Wort)*	
☐	Germany (Börsen-Zeitung) *Deutschland (Börsen-Zeitung)*	
☐	Other (specify) *sonstige (angeben)*	[ ]

Publication on the website of the stock exchange
Bekanntmachung auf der Website der Börse

Stock Exchange *Börse*	[ ]
Internet Address *Internetadresse*	[ ]

Governing Law ***Anwendbares Recht***	**German Law** ***Deutsches Recht***

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Interest of natural and legal persons involved in the issue/offer ***Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind***	none *keine*
Reasons for the offer ***Gründe für das Angebot***	Refinanzierung *refinance*
Estimated net proceeds *Geschätzter Nettobetrag der Erträge*	EUR 100,000,000 *EUR 100.000.000*
Estimated total expenses of the issue *Geschätzte Gesamtkosten der Emission*	

Securities Identification Numbers
Wertpapier-Kenn-Nummern

☒ Common Code *Common Code*	027438903 *027438903*
☒ ISIN Code *ISIN Code*	XS0274389039 *XS0274389039*
☒ German Securities Code *Wertpapier-Kenn-Nummer (WKN)*	HBE1MC *HBE1MC*
☐ Any other securities number *Sonstige Wertpapier-Kenn-Nummer*	

Yield
Rendite

Yield
Rendite

Method of calculating the yield
Berechnungsmethode der Rendite

☐ ICMA method: The ICMA methold determines the effective interest rate of notes taking into account accrued interest on a daily basis
ICMA Methode: Die ICMA Metode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen

☐ Other methods (specify)
Andere Methoden (angeben)

☐ **Historic Interest Rates**
Zinssätze der Vergangenheit

Details of historic [EURIBOR][LIBOR][OTHER] rates can be obtained from [insert relevant Screen Page]
Einzelheiten der Entwicklung der [EURIBOR][LIBOR][ANDERE] Sätze in der Vergangenheit können abgerufen werden unter [relevante Bildschirmseite einfügen]

☐ Details relating to the Performance of the [Index][Formula][other variable].
Einzelheiten hinsichtlich der Entwicklung des [Index][der Formel][einer anderen Variablen]

[specify details here (including where information relating to past and future performance and volatility of the index/formula/other variable can be obatined]

[Einzelheiten hier angeben (einschließlich, wo Informationen über die verangene und künftige Weiterentwicklung sowie die Volatilität des Index/der Formel/einer anderen Variablen eingeholt werden können]

Name of index
Bezeichnung des Index [ ]

Description of index / Details of where information about index can be obtained
Indexbeschreibung / Angaben, wo Informationen zum Index zu finden sind [ ]

Description of interest rate
Beschreibung des Zinssatzes [ ]

Other equivalent information regarding the underlying (including, in the case of a basket of underlyings, a disclosure of the relevant weightings of each underlying in the basket)
Sonstige gleichwertigen Informationen bezüglich des Basiswertes (einschließlich, im Falle eines Korbs von Basiswerten, die Angabe der entsprechenden Gewichtungen jedes einzelnen Basiswertes im Korb) [ ]

Comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when risks are most evident
Umfassende Erläuterung darüber, wie der Wert der Anlage durch den Wert des Basiswerts beeinflußt wird, insb. in den Fällen, in denen die Risiken offensichtlich sind

[insert details here]
[Einzelheiten hier einfügen]

Market disruption or settlement disruption events that may affect the underlying
Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen

[insert details here]
[Einzelheiten hier einfügen]

Adjustment rules with relation to events concerning the underlying
Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen

[insert details here]
[Einzelheiten hier einfügen]

☐ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**
Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage

[specify details here]
[Einzelheiten hier angeben]

Selling Restrictions
Verkaufsbeschränkungen

☒ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

☒ TEFRA C
TEFRA C

☐ TEFRA D

TEFRA D

☐ Neither TEFRA C nor TEFRA D
Weder TEFRA C noch TEFRA D

☐ Additional Selling Restrictions (specify) [ ]
Zusätzliche Verkaufsbeschränkungen (angeben)

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought. — none
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird. — *keine*

Restrictions on the free transferability of the Notes — none
Beschränkungen der freien Übertragbarkeit der Wertpapiere — *keine*

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Conditions, offer statistics, plan of distribution and allotment, pricing
Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung

Method of distribution
Vertriebsmethode

☒ Non-syndicated
Nicht syndiziert

☐ Syndicated
Syndiziert

Date of Subscription Agreement
Datum des Subscription Agreements

Management Details including form of commitment
Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address) — Morgan Stanley & Co. International Limited
Plazeur / Bankenkonsortiumr (Name und Adresse angeben) — *Morgan Stanley & Co. International Limited*

☒ firm commitment
feste Zusage

☐ no firm commitment/best efforts arrangements
keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions
Provisionen

Management/Underwriting Commission (specify)
Management- und Übernahmeprovision (angeben)

Selling Concession (specify)
Verkaufsprovision (angeben)

Other (specify)
Andere (angeben)

Stabilising Dealer/Manager None
Kursstabilisierender Dealer/Manager *keiner*

Subscription Agreement [ ]
Übernahmevertrag

- Date of subscription agreement [ ]
Datum des Übernahmevertrags

- General features of the subscription agreement (including the quotas)
Angabe der Hauptmerkmale des Übernahmevertrags (einschließlich der Quoten)

Listing(s) Yes
Börsenzulassung(en) *Ja*

☒ Luxembourg
Luxemburg

☒ Regulated Market "*Bourse de Luxembourg*"

☐ Euro MTF

☐ Düsseldorf

☐ Other (insert details)
sonstige (Einzelheiten einfügen)

Date of admission
Termin der Zulassung

Estimate of the total expenses related to admission to trading EUR 1,800
Geschätzte Gesamtkosten für die Zulassung zum Handel *EUR 1,800*

All regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
Angabe sämtlicher geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind

☐ Luxembourg (Bourse de Luxembourg)
Luxemburg (Bourse de Luxembourg)

☐ Düsseldorf

☐ Other (insert details) [ ]
Andere (Einzelheiten einfügen)

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment
Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung

☒ Not applicable
Nicht anwendbar

Rating
Rating

Other relevant terms and conditions (specify) [ ]
Andere relevante Bestimmungen (einfügen)

Listing:
Börsenzulassung:

The above Final Terms comprise the details required to list this issue of Pfandbriefe pursuant to the € 30,000,000,000 Essenhyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from 6 November 2006).
Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung dieser Emission von Pfandbriefen unter dem € 30.000.000.000 Essenhyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem 6. November 2006) erforderlich sind.

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt „Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, daß diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten ausgelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

____
[Name & title of signatory]
[Name und Titel des Unterzeichnenden]

10 November 2006
10. November 2006

Final Terms
Endgültige Bedingungen

Euro 50,000,000 Floating Rate Public-Sector Pfandbriefe due 6 November 2009
(to be consolidated and form a single series with the
EUR 100,000,000 Floating Rate Public Sector Pfandbriefe due 6 November 2009
issued 6 November 2006)
issued pursuant to the

Euro 50.000.000 varaible verzinsliche Öffentliche Pfandbriefe fällig am 6. November 2009 (die mit den EUR 100.000.000 variabel verzinsliche Öffentliche Pfandbriefe fällig am 6. November 2009 begeben am 6. November 2006 zusammengefasst werden und mit diesen eine einheitliche Serie bilden
begeben aufgrund des

Euro 30,000,000,000
Essen Hyp Debt Issuance Programme

dated 28 April 2006
datiert 28. April 2006

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 99.964 per cent. (plus accrued interest for 5 days of EUR 35,496)
Ausgabepreis: 99,964% (zuzüglich Zinsen für 5 Tage von EUR 35.496)

Issue Date: 13 November 2006
Valutierungstag: 13. November 2006

Series No: HBE1MC
Serien Nr.: HBE1MC

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the "**Prospectus**") and these Final Terms. The Prospectus is available for viewing in electronic form at the website of the Luxembourg Stock Exchange (www.bourse.lu) and at the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds notes/securities prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.

*Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das „Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverscheibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 28. April 2006 über das Programm (der „**Prospekt**") zusammengenommen werden. Der Prospekt kann auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds notes/securities prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.*

I. TERMS AND CONDITIONS
I. EMISSIONSBEDINGUNGEN

This Part I of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised Terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

Dieser Teil I der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Schuldverschreibungen (die „Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.

Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.

Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungen anwendbaren Emissionsbedingungen (die „Bedingungen") gestrichen.

PART I.A. Notes other than Participation Certificates
TEIL I.A. Schuldverschreibungen, die keine Genußscheine sind

Issuer / ***Emittentin*** — **Hypothekenbank in Essen Aktiengesellschaft**

Form of Conditions
Form der Bedingungen

☒ Long-Form
Nicht-konsolidierte Bedingungen

☐ Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☒ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination
Währung und Stückelung

Specified Currency *Festgelegte Währung*	Euro ("EUR") *Euro („EUR")*
Aggregate Principal Amount *Gesamtnennbetrag*	EUR 50,000,000 *EUR 50.000.000*
Specified Denomination(s) *Festgelegte Stückelung/Stückelungen*	EUR 50,000 *EUR 50.000*
Number of Notes to be issued in each Specified Denomination *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen*	1,000 *1.000*
Minimum Transfer Amount (specify) *Mindestnennbetrag für Übertragungen (angeben)*	EUR 50,000 *EUR 50.000*

Form
Form

☐ **Notes**
Schuldverschreibungen

☒ **Pfandbriefe**

- ☐ Mortgage Pfandbriefe
  Hypothekenpfandbriefe
- ☒ Public-Sector Pfandbriefe
  Öffentliche Pfandbriefe

☐ **New Global Note** — **[Yes/No]**
New Global Note — *[Ja/Nein]*

☒ **TEFRA C**
TEFRA C

- ☒ Permanent Global Note
  Dauerglobalurkunde
- ☐ Temporary Global Note exchangeable for:
  Vorläufige Globalurkunde austauschbar gegen:
  - ☐ Definitive Notes
    Einzelurkunden

☐ **TEFRA D**
TEFRA D

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

- ☐ Permanent Global Note
  Dauerglobalurkunde

- ☐ Definitive Notes
  Einzelurkunden

☐ **Neither TEFRA D nor TEFRA C**
Weder TEFRA D noch TEFRA C

- ☐ Permanent Global Note
  Dauerglobalurkunde

- ☐ Temporary Global Note exchangeable for:
  Vorläufige Globalurkunde austauschbar gegen:

  - ☐ Definitive Notes
    Einzelurkunden

Definitive Notes **No**
Einzelurkunden ***Nein***

☐ Coupons
Zinsscheine

☐ Talons
Talons

☐ Receipts
Rückzahlungsscheine

Certain Definitions
Definitionen

Clearing System
Clearing System

☐ Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

☒ Euroclear Bank S.A./N.V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

☒ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

☐ The Depository Trust Company
55 Water Street
New York, NY 10041-0099
USA

☐ Other – (specify)
sonstige (angeben)

STATUS (§ 2)
STATUS (§ 2)

☐ Unsubordinated
Nicht-nachrangig

☐ Subordinated
Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

☐ **Fixed Rate Notes**
Festverzinsliche Schuldverschreibungen

Rate of Interest and Interest Payment Dates
Zinssatz und Zinszahlungstage

Interest Commencement Date *Verzinsungsbeginn*	[ ]
Rate of Interest *Zinssatz*	[ ] per cent. per annum *[ ]% per annum*
Fixed Interest Payment Date(s) *Feste(r) Zinszahlungstag(e)*	[ ] in each year [ ] in jedem Jahr
First Interest Payment Date *Erster Zinszahlungstag*	[ ]
Initial Broken Amount(s) (per specified denomination) *Anfängliche(r) Bruchteilzinsbetrag(-beträge) (für jede festgelegte Stückelung)*	[ ]
Fixed Interest Date preceding the Maturity Date *Festzinstermin, der dem Fälligkeitstag vorangeht*	[ ]
Final Broken Amount(s) (per specified denomination) *Abschließende(r) Bruchteilzinsbetrag(-beträge) (für jede festgelegte Stückelung)*	[ ]

☒ **Floating Rate Notes**
Variabel verzinsliche Schuldverschreibungen

Interest Payment Dates
Zinszahlungstage

Interest Commencement Date *Verzinsungsbeginn*	6 November 2006 *6. November 2006*
Specified Interest Payment Dates	6 May and 6 November in each year, commencing from and including 6 May 2007 to and including the Maturity Date.
Festgelegte Zinszahlungstage	*6. Mai und 6. November eines jeden Jahres, beginnend am 6. Mai 2007 (einschließlich) bis zum Fälligkeitstag (einschließlich).*
Specified Interest Period(s) *Festgelegte Zinsperiode(n)*	6 months *6 Monate*

Business Day Convention
Geschäftstagskonvention

☒ Modified Following Business Day Convention
Modifizierte folgender Geschäftstag-Konvention

☐ FRN Convention (specify period(s)
FRN Konvention (Zeitraum angeben)

☐ Following Business Day Convention
Folgender Geschäftstag-Konvention

☐ Preceding Business Day Convention
Vorangegangener Geschäftstag-Konvention

Relevant Financial Centres ***Relevante Finanzzentren***	TARGET *TARGET*

Rate of Interest
Zinssatz

☒ Screen Rate Determination
Bildschirmfeststellung

☒ EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone)
EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/Interbanken-Markt in der Euro-Zone)

Screen page *Bildschirmseite*	Reuters EURIBOR01 *Reuters EURIBOR01*

☐ LIBOR (London time/London Business Day London Interbank Market)
LIBOR (Londoner Ortszeit/Londoner Geschäftstag/Londoner Interbanken-Markt)

Screen page
Bildschirmseite

☐ Other (specify)
Sonstige (angeben)

Screen page
Bildschirmseite

☐ Formula
Formel
(set forth details in full here or in an attachment)
(*Einzelheiten hier oder in einer Anlage einfügen*)

Reference Banks (if other than as specified in § 3(2)) (specify)
Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)

☐ ISDA Determination
ISDA-Feststellung

☐ Other Method of Determination (insert details (including Margin, Interest Determination Date, Reference Banks, fall-back provisions))
Andere Methoden der Bestimmung (Einzelheiten angeben (einschließlich Zinsfestlegungstag, Marge, Referenzbanken, Ausweichbestimmungen))

Margin 0.05 per cent. per annum
Marge *0,05 % per annum*

☐ plus
plus

☒ minus
minus

Interest Determination Date
Zinsfestlegungstag

☒ second Business Day prior to commencement of Interest Period
zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode

☐ first day of each Interest Period
erster Tag der jeweiligen Zinsperiode

☐ other (specify)
sonstige (angeben)

Minimum and Maximum Rate of Interest
Mindest- und Höchstzinssatz

☐ Minimum Rate of Interest [ ] per cent. per annum
Mindestzinssatz *[ ] % per annum*

☐ Maximum Rate of Interest [ ] per cent. per annum
Höchstzinssatz *[ ] % per annum*

☐ **Zero Coupon Notes**
Nullkupon-Schuldverschreibungen

Accrual of Interest
Auflaufende Zinsen

Amortisation Yield [ ]
Emissionsrendite

☐ **Dual Currency Notes** [ ]
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine interest, a description of any market disruption or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Zinsbeträgen, eine Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen sowie Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

☐ **Instalment Notes** [ ]
Raten-Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **Index-linked Notes**
Indexierte Schuldverschreibungen
(set forth details in full here (including index/formula, basis for calculating interest, a description of any market disruption or settlement disruption events and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich des Index/der Formel, der Grundlage für die Berechnung der Zinsbeträge sowie Beschreibung etwaiger Störungen des Markets oder bei der Abrechnung, die den Basiswert beeinflussen und Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

[ ]

☐ **Credit-linked Notes**
Credit-linked Notes
(set forth details in full here (including basis for calculating interest and fall back provisions))
(Einzelheiten einfügen (einschließlich der Grundlagen für die Berechnung der Zinsbeträge sowie Ausweichbestimmungen))

[ ]

☐ **other structured Notes**
andere strukturierte Schuldverschreibungen
(set forth details in full here (including fall back provisions, if applicable and the relevant reference date is not available))
(Einzelheiten einfügen (einschließlich Ausweichbestimmungen, wenn anwendbar und der maßgebliche Referenzsatz nicht verfügbar ist))

[ ]

Day Count Fraction
Zinstagequotient

☐ Actual/Actual (ICMA)

☐ Actual/Actual (ISDA) (Actual/365)

☐ Actual/365 (Fixed)

☒ Actual/360, adjusted

☐ 30/360 or 360/360 (Bond Basis)

☐ Other
Anderer

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all) — TARGET
Relevante(s) Finanzzentren(um) (alle angeben) — *TARGET*

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

☒	**Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes** ***Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen***	
☒	Maturity Date *Fälligkeitstag*	6 November 2009 *6. November 2009*
☒	Redemption Month *Rückzahlungsmonat*	November 2009 *November 2009*
☒	Final Redemption Amount *Rückzahlungsbetrag*	Par *Par*
☒	Principal amount *Nennbetrag*	
☐	Final Redemption Amount (per specified denomination) *Rückzahlungsbetrag (für jede festgelegte Stückelung)*	
☐	**Instalment Notes** ***Raten-Schuldverschreibungen*** Instalment Date(s) *Ratenzahlungstermin (e)*	
	Instalment Amount(s) *Rate(n)*	

Early Redemption
Vorzeitige Rückzahlung

Optional Redemption for Taxation Reasons ***Option zur vorzeitigen Rückzahlung aus steuelichen Gründen***	No *Nein*
Early Redemption at the Option of the Issuer ***Vorzeitige Rückzahlung nach Wahl der Emittentin***	No *Nein*
Minimum Redemption Amount *Mindestrückzahlungsbetrag*	[ ]
Higher Redemption Amount *Höherer Rückzahlungsbetrag*	[ ]
Call Redemption Date(s) *Wahlrückzahlungstag(e) (Call)*	[ ]
Call Redemption Amount(s) *Wahlrückzahlungsbetrag/-beträge (Call)*	[ ]
Minimum Notice to Holders *Mindestkündigungsfrist*	[ ]

Maximum Notice to Holders *Höchstkündigungsfrist*	[ ]
Early Redemption at the Option of a Holder ***Vorzeitige Rückzahlung nach Wahl des Gläubigers***	No *Nein*
Put Redemption Date(s) *Wahlrückzahlungstag(e) (Put)*	[ ]
Put Redemption Amount(s) *Wahlrückzahlungsbetrag/-beträge (Put)*	[ ]
Minimum Notice to Issuer *Mindestkündigungsfrist*	[ ] days *[ ]Tage*
Maximum Notice to Issuer (never more than 60 days) *Höchstkündigungsfrist (nie mehr als 60 Tage)*	[ ] days *[ ]Tage*
Early Redemption Amount ***Vorzeitiger Rückzahlungsbetrag***	
Zero Coupon Notes: *Nullkupon-Schuldverschreibungen:*	
Reference Price *Referenzpreis*	[ ]
Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes ***Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind***	
❑ **Dual Currency Notes** ***Doppelwährungs-Schuldverschreibungen*** (set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions)) *(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))*	[ ]
❑ **Index-linked Notes** ***Indexierte Schuldverschreibungen*** (set forth details in full here) *(Einzelheiten einfügen)*	[ ]
❑ **Credit-linked Notes** ***Credit-linked Schuldverschreibungen*** (set forth details in full here) *(Einzelheiten einfügen)*	[ ]
❑ **other structured Notes** ***andere strukturierte Schuldverschreibungen*** (set forth details in full here) (Einzelheiten einfügen)	[ ]

FISCAL AGENT[[,] [AND] PAYING AGENT[S]] [AND CALCULATION AGENT] (§ 6)
EMISSIONSSTELLE[[,] [UND] ZAHLSTELLE[N]] [UND BERECHNUNGSSTELLE] (§ 6)

Paying Agents
Zahlstellen

☒	Fiscal Agent *Emissionsstelle*	BNP Paribas Securities Services *BNP Paribas Securities Services*
☐	Additional Paying Agent(s)/specified office(s) *Zahlstelle(n)/bezeichnete Geschäftsstelle(n)*	[ ]
☒	Calculation Agent *Berechnungsstelle*	
	☒ Yes *Ja*	BNP Paribas Securities Services *BNP Paribas Securities Services*
	☐ No *Nein*	
	☐ Required location (specify) *Vorgeschriebenen Ort (angeben)*	

NOTICES (§ [12])
MITTEILUNGEN (§ [12])

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

☐	London (Financial Times) *London (Financial Times)*	
☒	Luxembourg (d'Wort) *Luxemburg (d' Wort)*	
☐	Germany (Börsen-Zeitung) *Deutschland (Börsen-Zeitung)*	
☐	Other (specify) *sonstige (angeben)*	[ ]

Publication on the website of the stock exchange
Bekanntmachung auf der Website der Börse

Stock Exchange *Börse*	[ ]
Internet Address *Internetadresse*	[ ]

Governing Law ***Anwendbares Recht***	**German Law** ***Deutsches Recht***

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Interest of natural and legal persons involved in the issue/offer	none
Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind	*keine*
Reasons for the offer	Refinanzierung
Gründe für das Angebot	*refinance*
Estimated net proceeds	EUR 49,982,000
Geschätzter Nettobetrag der Erträge	*EUR 49.982.000*
Estimated total expenses of the issue	
Geschätzte Gesamtkosten der Emission	

Securities Identification Numbers
Wertpapier-Kenn-Nummern

☒ Common Code	027438903
Common Code	*027438903*
☒ ISIN Code	XS0274389039
ISIN Code	*XS0274389039*
☒ German Securities Code	HBE1MC
Wertpapier-Kenn-Nummer (WKN)	*HBE1MC*
☐ Any other securities number	
Sonstige Wertpapier-Kenn-Nummer	

Yield
Rendite

Yield
Rendite

Method of calculating the yield
Berechnungsmethode der Rendite

☐ ICMA method: The ICMA methold determines the effective interest rate of notes taking into account accrued interest on a daily basis
ICMA Methode: Die ICMA Metode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen

☐ Other methods (specify)
Andere Methoden (angeben)

☐ **Historic Interest Rates**
Zinssätze der Vergangenheit

Details of historic [EURIBOR][LIBOR][OTHER] rates can be obtained from [insert relevant Screen Page]
Einzelheiten der Entwicklung der [EURIBOR][LIBOR][ANDERE] Sätze in der Vergangenheit können abgerufen werden unter [relevante Bildschirmseite einfügen]

☐ Details relating to the Performance of the [Index][Formula][other variable].
Einzelheiten hinsichtlich der Entwicklung des [Index][der Formel][einer anderen Variablen]

[specify details here (including where information relating to past and future performance and volatility of the index/formula/other variable can be obatined]

[Einzelheiten hier angeben (einschließlich, wo Informationen über die verangene und künftige Weiterentwicklung sowie die Volatilität des Index/der Formel/einer anderen Variablen eingeholt werden können]

Name of index | [ ]
Bezeichnung des Index

Description of index / Details of where information about index can be obtained | [ ]
Indexbeschreibung / Angaben, wo Informationen zum Index zu finden sind

Description of interest rate | [ ]
Beschreibung des Zinssatzes

Other equivalent information regarding the underlying (including, in the case of a basket of underlyings, a disclosure of the relevant weightings of each underlying in the basket) | [ ]
Sonstige gleichwertigen Informationen bezüglich des Basiswertes (einschließlich, im Falle eines Korbs von Basiswerten, die Angabe der entsprechenden Gewichtungen jedes einzelnen Basiswertes im Korb)

Comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when risks are most evident
Umfassende Erläuterung darüber, wie der Wert der Anlage durch den Wert des Basiswerts beeinflußt wird, insb. in den Fällen, in denen die Risiken offensichtlich sind

[insert details here]
[Einzelheiten hier einfügen]

Market disruption or settlement disruption events that may affect the underlying
Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen

[insert details here]
[Einzelheiten hier einfügen]

Adjustment rules with relation to events concerning the underlying
Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen

[insert details here]
[Einzelheiten hier einfügen]

☐ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**
Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage

[specify details here]
[Einzelheiten hier angeben]

Selling Restrictions
Verkaufsbeschränkungen

☒ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

☒ TEFRA C
TEFRA C

☐ TEFRA D

TEFRA D

- ☐ Neither TEFRA C nor TEFRA D
  Weder TEFRA C noch TEFRA D
- ☐ Additional Selling Restrictions (specify) — [ ]
  Zusätzliche Verkaufsbeschränkungen (angeben)

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.	none
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.	*keine*
Restrictions on the free transferability of the Notes	none
Beschränkungen der freien Übertragbarkeit der Wertpapiere	*keine*

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Conditions, offer statistics, plan of distribution and allotment, pricing
Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung

Method of distribution
Vertriebsmethode

- ☒ Non-syndicated
  Nicht syndiziert
- ☐ Syndicated
  Syndiziert

Date of Subscription Agreement
Datum des Subscription Agreements

Management Details including form of commitment
Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address)	Morgan Stanley & Co. International Limited
Plazeur / Bankenkonsortiumr (Name und Adresse angeben)	*Morgan Stanley & Co. International Limited*

- ☒ firm commitment
  feste Zusage
- ☐ no firm commitment/best efforts arrangements
  keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions
Provisionen

Management/Underwriting Commission (specify)
Management- und Übernahmeprovision (angeben)

Selling Concession (specify)
Verkaufsprovision (angeben)

Other (specify)
Andere (angeben)

Stabilising Dealer/Manager None
Kursstabilisierender Dealer/Manager *keiner*

Subscription Agreement [ ]
Übernahmevertrag

- Date of subscription agreement [ ]
Datum des Übernahmevertrags

- General features of the subscription agreement (including the quotas)
Angabe der Hauptmerkmale des Übernahmevertrags (einschließlich der Quoten)

Listing(s) Yes
Börsenzulassung(en) *Ja*

☒ Luxembourg
Luxemburg

☒ Regulated Market "*Bourse de Luxembourg*"

☐ Euro MTF

☐ Düsseldorf

☐ Other (insert details)
sonstige (Einzelheiten einfügen)

Date of admission
Termin der Zulassung

Estimate of the total expenses related to admission to trading EUR 1,500
Geschätzte Gesamtkosten für die Zulassung zum Handel *EUR 1,500*

All regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
Angabe sämtlicher geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind

☐ Luxembourg (Bourse de Luxembourg)
Luxemburg (Bourse de Luxembourg)

☐ Düsseldorf

☐ Other (insert details) [ ]
Andere (Einzelheiten einfügen)

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment
Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung

☒ Not applicable
Nicht anwendbar

Rating Requested
Rating* .... *Beantragt

Other relevant terms and conditions (specify) [ ]
Andere relevante Bestimmungen (einfügen)

Listing:
Börsenzulassung:

The above Final Terms comprise the details required to list this issue of Pfandbriefe pursuant to the € 30,000,000,000 Essenhyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from 6 November 2006).
Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung dieser Emission von Pfandbriefen unter dem € 30.000.000.000 Essenhyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem 6. November 2006) erforderlich sind.

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt „Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, daß diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten ausgelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

____
[Name & title of signatory]
[Name und Titel des Unterzeichnenden]

The Final Terms will be displayed on the website of Essen Hyp (www.essenhyp.com) and in case of Notes listed on the Luxembourg Stock Exchange on the website of the Luxembourg Stock Exchange (www.bourse.lu).

FINAL TERMS
(ENDGÜLTIGE BEDINGUNGEN)

13 November 2006
13. November 2006

Final Terms
Endgültige Bedingungen

USD 1,250,000,000,-- 5 per cent. Global Public Sector Pfandbriefe due 20 January 2012
issued pursuant to the

USD 1.250.000.000,-- 5 % Global Öffentliche Pfandbriefe fällig 20. Januar 2012
begeben aufgrund des

Euro 30,000,000,000
Essen Hyp Debt Issuance Programme

dated 28 April 2006
datiert 28. April 2006

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 99.903 per cent.
Ausgabepreis: 99.903 %

Issue Date: 15 November 2006
Tag der Begebung: 15. November 2006

Series No: HBE1MD
Serien Nr.: HBE1MD

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "**Programme**"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the "**Prospectus**") and these Final Terms. The Prospectus and any supplement thereto is available for viewing in electronic form on the website of the Luxembourg Stock Exchange (www.bourse.lu) and on the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_ prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.
*Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das "**Programm**"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverschreibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 28. April 2006 über das Programm (der "**Prospekt**") zusammengenommen werden. Der Prospekt sowie jeder Nachtrag können in elektronischer Form auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft*

(www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.

Part I. TERMS AND CONDITIONS
Teil I. EMISSIONSBEDINGUNGEN

The Conditions applicable to the Notes (the "**Conditions**") and the German or English language translation thereof, if any, are attached to these Final Terms. They replace in full the Terms and Conditions of the Notes as set out in the Prospectus and take precedence over any conflicting provisions in these Final Terms.
*Die für die Schuldverschreibungen geltenden Bedingungen (die "**Bedingungen**") sowie eine etwaige deutsch- oder englischsprachige Übersetzung sind Endgültigen Bedingungen beigefügt. Die Bedingungen ersetzen in Gänze die im Prospekt abgedruckten Emissionsbedingungen der Schuldverschreibungen und gehen etwaigen abweichenden Bestimmungen dieser Endgültigen Bedingungen vor.*

PART I. C.: GLOBAL PFANDBRIEFE
TEIL I. C.: GLOBALPFANDBRIEFE

Issuer ***Emittentin***	**Hypothekenbank in Essen Aktiengesellschaft**

General Provisions (§ 1)
Allgemeine Bestimmungen (§ 1)

☐ Global Mortgage Pfandbriefe
Global Hypothekenpfandbriefe

☒ Global Public-Sector Pfandbriefe
Global Öffentliche Pfandbriefe

Aggregate Principal Amount *Gesamtnennbetrag*	USD 1,250,000,000 *USD 1.250.000.000*
Number of Notes *Anzahl der Stücke*	625,000 *625.000*
Principal Amount *Nennbetrag*	USD 2,000 *USD 2.000*
Number of Notes to be issued in the Principal Amount	1 DTC Global Certificate in three parts (No. 1 and No. 2 up to USD 500,000,000 each; No. 3 up to USD 250,000,000) and 1 CBF Global Certificate in the aggregate principal amount of USD 1,250,000,000
Anzahl der im Nennbetragauszugebenden Schuldverschreibungen	*1 DTC Globalurkunde in drei Teilen (Nr. 1 und Nr. 2 jeweils bis zu USD 500.000.000 und Nr. 3 bis zu USD 250.000.000) und 1 CBF Globalurkunde über USD 1.250.000.000*

Custodian for The Depository Trust Company
Verwahrer für The Depository Trust Company

☒ BNP Paribas New York Branch

☐ Other (specify)
Anderer (angeben)

Currency
Währung

☐ EUR

☒ USD

Interest (§ 2)
Zinsen (§ 2)

Rate of interest *Zinssatz*	5 per cent. per annum *5 % per annum*
Interest Commencement Date	15 November 2006

Verzinsungsbeginn	*15. November 2006*
Fixed Interest Payment Date(s) *Festzinstermin(e)*	each 20 January and each 20 July *20. Januar und 20. Juli in jedem Jahr*
First Interest Payment Date *Erster Festzinstermin*	20 January 2007 (short coupon) *20. Januar 2007 (kurzer Kupon)*
Initial Broken Amount *Anfänglicher Bruchteilzinsbetrag*	
Fixed Interest Date preceding the Maturity Date *Festzinstermin, der dem Fälligkeitstag vorangeht*	
Final Broken Amount *Abschließender Bruchteilzinsbetrag*	USD 18.06 *USD 18,06*

Day Count Fraction
Zinstagequotient

☐ Actual/Actual (Actual/365)

☒ 30/360 (unadjusted) Modified Following Business Day Convention
30/360 (nicht angepaßt) Modifizierte-Folgender-Geschäftstag-Konvention

Repayment (§ 3)
Rückzahlung (§ 3)

Specified Maturity Date *Festgelegter Endfälligkeitstag*	20 January 2012 *20. Januar 2012*

Payments (§ 4)
Zahlungen (§ 4)

London Business Day, New York Business Day
Londoner Geschäftstag, New Yorker Geschäftstag

☒ TARGET

Registrar and Paying Agents (§ 8)
Die Registrierungsstelle und die Zahlstellen (§ 8)

☒ BNP Paribas Securities Services Luxembourg Branch

☒ Hypothekenbank in Essen AG

☒ BNP Paribas New York Branch

☐ Other (specify)
Andere (angeben)

Notices (§ 9)
Bekanntmachungen (§ 9)

☒ The Wall Street Journal

☒ Financial Times

☐ d'Wort

☒ Other (specify) — www.bourse.lu
Andere (angeben)

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Specific Risk Factors
Spezielle Risikofaktoren

Not applicable
Nicht anwendbar

Interest of natural and legal persons involved in the issue/offer
Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind

☒ Save as discussed in the Prospectus under "Interest of Natural and Legal Persons involved in the Issue/Offer", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.
Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural and Legal Persons involved in the Issue/Offer" angesprochenen Interessen bestehen bei den an der Emission beteiligten Personen nach Kenntnis der Emittentin keine Interessen, die für das Angebot bedeutsam sind.

☐ Other interest (specify)
Andere Interessen (angeben)

Reasons for the offer
Gründe für das Angebot

Not applicable
Nicht anwendbar

Estimated net proceeds
Geschätzter Nettobetrag der Erträge

Not applicable
Nicht anwendbar

Estimated total expenses of the issue
Geschätzte Gesamtkosten der Emission

Not applicable
Nicht anwendbar

Eurosystem eligibility
EZB-Fähigkeit

Intended to be held in a manner which would allow Eurosystem eligibility	No
Soll in EZB-fähiger Weise gehalten werden	*Nein*

Securities Identification Numbers
Wertpapier-Kenn-Nummern

☒ Common Code	DTC Global Certificate: 027523854 CBF Global Certificate: 027523790
Common Code	*DTC Globalurkunde: 027523854* *CBF Globalurkunde: 027523790*
☒ ISIN Code *ISIN Code*	CBF Global Certificate: DE000HBE1MD1 *CBF Globalurkunde: DE000HBE1MD1*
	DTC Global Certificate: US44914PAR82 *DTC Globalurkunde: US44914PAR82*

☒ German Securities Code
Wertpapier-Kenn-Nummer (WKN)

DTC Global Certificate: HBE1ME
CBF Global Certificate: HBE1MD
DTC Globalurkunde: HBE1ME
CBF Globalurkunde: HBE1MD

☒ Any other securities number
Sonstige Wertpapier-Kenn-Nummer

CUSIP: 44914P AR 8
CUSIP: 44914P AR 8

Yield
Rendite

Yield — 5.023 per cent.
Rendite — *5,023 %*

Method of calculating the yield
Berechnungsmethode der Rendite

☒ ICMA method: The ICMA method determines the effective interest rate of notes taking into account accrued interest on a daily basis
ICMA Methode: Die ICMA Methode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen

☐ Other method (specify)
Andere Methode (angeben)

☐ **Historic Interest Rates** — not applicable
Zinssätze der Vergangenheit — *nicht anwendbar*

Selling Restrictions
Verkaufsbeschränkungen

☒ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

☒ TEFRA C
TEFRA C

☐ TEFRA D
TEFRA D

☐ Neither TEFRA C nor TEFRA D
Weder TEFRA C noch TEFRA D

☐ Additional Selling Restrictions (specify)
Zusätzliche Verkaufsbeschränkungen (angeben)

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.

The information set out in the Prospectus in the section "Taxation" shall apply.
Es gelten die im Prospekt im Abschnitt „Taxation" wiedergegebenen Informationen.

Restrictions on the free transferability of the Notes
Beschränkungen der freien Übertragbarkeit der Wertpapiere

none
keine

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Conditions, offer statistics, plan of distribution and allotment, pricing
Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung

Not applicable
Nicht anwendbar

Conditions to which the offer is subject
Bedingungen, denen das Angebot unterliegt

Time period, including any possible amendments, during which the offer will be open
Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Description of the application process
Beschreibung des Prozesses für die Umsetzung des Angebots

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)
Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Method and time limits for paying up the notes and for delivery of the notes
Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung

Manner and date in which results of the offer are to be made public
Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.

Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Various categories of potential investors to which the notes are offered
Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made
Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and amount of any expenses and taxes specifically charged to the subscriber or purchaser.
Kurs, zu dem die Schuldverschreibungen angeboten werden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Placing and Underwriting
Platzierung und Übernahme

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.
Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländern des Angebots.

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Method of distribution
Vertriebsmethode

☐ Non-syndicated
Nicht syndiziert

☒ Syndicated
Syndiziert

Subscription Agreement
Übernahmevertrag

Date of Subscription Agreement *Datum des Übernahmevertrags*	13 November 2006 *13. November 2006*

General Features of the Subscription Agreement
Hauptmerkmale des Übernahmevertrags

- Appointment of the Dealers/Managers to purchase Notes
  Ernennung der Dealer/Manger, die Schuldverschreibungen erwerben
- Obligation of the Issuer to issue Notes
  Verpflichtung des Emittenten, Schuldverschreibungen zu begeben
- Agreements with respect to the purchase price and the provisions
  Vereinbarungen über den Kaufpreis und die Provisionen
- Quotes of the Dealers/Managers
  Quoten der Dealer/Manager
- Stabilisation of the price of the Notes
  Kursstabilisierung
- Selling Restrictions
  Verkaufsbeschränkungen

Management Details including form of commitment
Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address)
Plazeur / Bankenkonsortium (Name und Adresse angeben)

Dresdner Bank AG London Branch
30, Gresham Street
London EC 2P 2XY

Bear, Stearns International Limited
One Canada Square
London E14 5AD

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB

☒ firm commitment
feste Zusage

☐ no firm commitment/best efforts arrangements
keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions
Provisionen

☒ Management/Underwriting Commission (specify) *Management- und Übernahmeprovision (angeben)*	0.10 per cent. *0,10 %*

☐ Selling Concession (specify)
Verkaufsprovision (angeben)

☐ Listing Commission
Börsenzulassungprovision

☐ Other (specify)
Andere (angeben)

Stabilising Dealer(s)/Manager(s) ***Kursstabilisierender Dealer/Manager***	**None** ***keiner***
Listing(s) ***Börsenzulassung(en)***	Yes *Ja*

☒ Luxembourg
Luxemburg

☒ Regulated Market

☐ Euro MTF

☐ Düsseldorf

☐ Other (insert details)
Sonstige (Einzelheiten einfügen)

Date of admission ***Datum der Zulassung***	15 November 2006 *15 November 2006*
Estimate of the total expenses related to admission to trading ***Geschätzte Gesamtkosten für die Zulassung zum Handel***	EUR 3,250 *EUR 3.250*

All regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
Angabe sämtlicher geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind

☒ Not applicable
Nicht anwendbar

☐ Luxembourg
Luxemburg

☐ Düsseldorf

☐ Other (insert details)
Andere (Einzelheiten einfügen)

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment
Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung

☒ Not applicable
Nicht anwendbar

Rating
Rating

Aaa (Moody's)
AAA (Standard&Poor's)
AAA (Fitch)

Other relevant terms and conditions (specify)
Andere relevante Bestimmungen (einfügen)

ERISA-Elegibility

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the U.S. Employment Retirement Income Security Act of 1974, as amended ("ERISA"), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, "ERISA Plans") should consider the fiduciary standards of ERISA in the context of the ERISA Plans' particular circumstances before authorizing an investment in the Notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (together with ERISA Plans, "Plans"), from engaging in certain transactions involving the "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code ("Parties in Interest") with respect to such Plans. As a result of our business, we may be a Party in Interest with respect to certain Plans. Where we are a Party in Interest with respect to a Plan (either directly or by reason of ownership of our subsidiaries), the purchase and holding of the Notes by or on behalf of the Plan would be a prohibited transaction under Section 406(a)(1) of ERISA and Section 4975(c)(1) of the Code, unless exemptive relief were available under an applicable administrative or statutory exemption (as described below).

Accordingly, the Notes may not be purchased or held by any Plan, any entity whose underlying assets include "plan assets" by reason of any Plan's investment in the entity (a "Plan Asset Entity") or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under Prohibited Transaction Class Exemption ("PTCE") 96-23, 95-60, 91-38, 90-1 or 84-14 issued by the U.S. Department of Labor or Section 408(b)(17) of ERISA. Each purchaser or holder of the Notes or any interest therein will be deemed to have represented by its purchase of the Notes that (a) its purchase and holding of the Notes is not made on behalf of or with "plan assets" of any Plan or (b) its purchase and holding of the Notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) are not subject to these "prohibited transaction" rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or documents ("Similar Laws"). Accordingly, each purchaser or holder of the Notes will be deemed to have represented by its purchase of the Notes that such purchase and holding is not prohibited under applicable Similar Laws. Due to the complexity of the applicable rules, it is particularly important that fiduciaries or other persons considering purchasing the Notes on behalf of or with "plan assets" of any Plan consult with their counsel regarding the relevant provisions of ERISA, the Code or any Similar Laws and the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption under Section 408(b)(17) of ERISA or any available relief from the restrictions under Similar Laws.

Each purchaser and holder of the Notes has exclusive responsibility for ensuring that its purchase and holding of the Notes does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any Similar Laws. The sale of any Notes to any Plan investor is in no respect a representation by us, the underwriters or any other party involved in the structuring or offering of the Notes that the Notes meet all relevant legal requirements with respect to investments by Plan investors generally or any particular Plan investor, or that the Notes are appropriate for Plan investors generally or any particular Plan investor.

BENEFIT PLAN INVESTOR CONSIDERATIONS

Treuhänderisch verwaltete Rentenfonds, Gewinnbeteiligungen oder andere Arbeitnehmerversorgungspläne, die beigefügten U.S.-Betriebsrentengesetz Employment Retirement Income Security Act („ERISA") von 1974 unterliegen, wie etwa gemeinsame Investmentfonds, Teilhaberschaften und Sonderkonten (separate accounts), die Vermögenswerte solcher Arbeitnehmerversorgungspläne enthalten (nachfolgend zusammen als „ERISA-Pläne" bezeichnet) sollten vor der Genehmigung einer Investition in die Schuldverschreibungen die ERISA-Standards in Bezug auf die besonderen Bestimmungen für solche ERISA-Pläne prüfen. Unter anderem sollte der Treuhänder darauf achten, ob das Investment die ERISA-Anforderungen bezüglich Sorgfalt und Anlagestreuung (prudence and diversification requirements) erfüllt und mit den Unterlagen und Urkunden zur Regelung der ERISA-Pläne vereinbar ist.

§ 406 des ERISA-Gesetzes und § 4975 des U.S.-Bundessteuergesetzes verbieten für ERISA-Pläne sowie für individuelle Vorsorgelösungen („Individual Retirement Accounts") und Koegh-Plans (nachfolgend gemeinsam als „Pläne" bezeichnet), die § 4975 des U.S.-Bundessteuergesetzes unterliegen, die Beteiligung an bestimmten Transaktionen, bei denen die Vermögenswerte der Pläne mit Personen verbunden sind, die gemäß ERISA Beteiligte („parties in interest") sind oder die gemäß dem U.S.-Bundessteuergesetzes in Bezug auf solche Pläne nicht berechtigt („disqualified persons") sind. Aufgrund unserer Geschäftstätigkeit besteht die Möglichkeit, daß wir in Bezug auf solche Pläne Beteiligte („Party in Interest") sind. Sofern wir in Bezug auf einen Plan Beteiligte darstellen (entweder direkt oder aufgrund der Beteiligung eines unserer Tochterunternehmen), stellen der Erwerb und der Besitz der Schuldverschreibungen durch oder im Namen eines solchen Plans gemäß § 406(a)(1) des ERISA-Gesetzes und § 4975(c)(1) des U.S.-Bundessteuergesetzes unzulässige Transaktionen dar, sofern hierfür keine Befreiung („exemptive relief") aufgrund einer gültigen, gesetzmäßigen Befreiung (wie weiter unten beschrieben) vorliegt.

Folglich können die Schuldverschreibungen nicht durch einen Plan erworben oder gehalten werden, deren zugrunde liegenden Vermögenswerte "Plan Assets" aufgrund von Einlagen in eine Organisation (eine "Plan Asset Entity") enthalten oder durch eine Person, die „Plan Assets" für einen solchen Plan erwirbt, sofern dieser Käufer oder Inhaber berechtigt ist für eine Befreiung gemäß der Prohibited Transaction Class Exemption ("PTCE") 96-23, 95-60, 91-38, 90-1 oder 84-14 ausgestellt durch das U.S.-Arbeitsministerium oder gemäß § 408(b)(17) des ERISA-Gesetzes. Für jeder Käufer oder Inhaber der Schuldverschreibungen oder Beteiligungen an diesen wird vorausgesetzt, daß er beim Kauf dieser Schuldverschreibungen gewährleistet, (a) daß der Kauf und der Besitz der Schuldverschreibungen nicht im Namen eines Planes oder zusammen mit „Plan Assets" erfolgt oder (b) daß der Kauf oder Besitz keine unzulässige Transaktion gemäß § 406 des ERISA-Gesetzes oder § 4975 des U.S.-Bundessteuergesetzes darstellt.

Staatliche Arbeitnehmerversorgungspläne (gemäß 3(32) des ERISA-Gesetzes), bestimmte Pläne kirchlicher Organisationen (gemäß 3(33) des ERISA-Gesetzes) und nicht U.S.-amerikanische Pläne (gemäß 4(b)(4) des ERISA-Gesetzes) unterliegen nicht dieser Regelungen in Bezug auf unzulässige Transaktionen gemäß ERISA-Gesetz oder § 4975 des U.S.-Bundessteuergesetzes, können aber ähnlichen Regelungen gemäß anderen geltenden Gesetzen oder Bestimmungen unterliegen (nachfolgend als „ähnliche Gesetze" bezeichnet). Entsprechend wird für jeden Käufer oder Inhaber der Schuldverschreibungen vorausgesetzt, daß der Kauf und Besitz dieser Schuldverschreibungen nicht aufgrund von ähnlichen Gesetzen unzulässig ist. Aufgrund der Komplexität der anwendbaren Gesetze ist es besonders wichtig, daß Treuhänder oder andere Personen, die den Kauf der Schuldverschreibungen im Namen von oder im Zusammenhang mit „Plan Assets" erwägen, sich mit ihrem Rechtsbeistand in Verbindung setzen, um die betreffenden ERISA-Bestimmungen, das U.S.-Bundessteuergesetz oder ähnliche Gesetze und die Möglichkeiten einer Befreiung (Exemption Relief) gemäß PTCE 96-23, 95-60, 91-38, 90-1, 84-14 oder einer Service Provider Exemption gemäß § 408(b)(17) des ERISA-Gesetzes oder einer verfügbaren Befreiung von Einschränkungen durch ähnliche Gesetze zu klären.

Jeder Käufer und Inhaber der Schuldverschreibungen ist allein verantwortlich, sicher zu stellen, daß sein Kauf und Besitz nicht gegen ERISA-Bestimmungen bezüglich treuhänderischer oder unzulässiger Transaktionen oder gegen das U.S.-Bundessteuergesetz oder ähnliche Gesetze verstößt. Der Verkauf von Schuldverschreibungen an einen Plan-Investor stellt in keiner Weise eine Gewährleistung unseres Unternehmens, der Unterzeichneten oder einer anderen, mit der Klassifizierung („structuring") oder dem Angebot dieser Schuldverschreibungen betrauten Parteien dar, aufgrund derer die Schuldverschreibungen sämtliche rechtlichen Anforderungen in Bezug auf Investitionen durch Plan-

Anleger allgemein oder durch private Plan-Anleger erfüllen oder daß die Schuldverschreibungen für Plan-Anleger allgemein oder für private Plan-Anleger geeignet sind.

Listing:
Börsenzulassung:

The above Final Terms comprise the details required to list this issue of Notes pursuant to the € 30,000,000,000 Essen Hyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from 15 November 2006).
Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung dieser Emission von Schuldverschreibungen unter dem € 30.000.000.000 Essen Hyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem 15. November 2006) erforderlich sind.

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt "Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, daß diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten weggelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

____________________	____________________
(Flick)	(Henneböhl)

TERMS AND CONDITIONS OF THE NOTES

This Series of Pfandbriefe is issued pursuant to an Amended and Restated Fiscal Agency Agreement dated as of 28 April 2006 (the "**Agency Agreement**") between Hypothekenbank in Essen Aktiengesellschaft (the "**Issuer**") and BNP Paribas Securities Services, Luxembourg Branch as fiscal agent (the "**Fiscal Agent**", which expression shall include any successor fiscal agent thereunder) and the other parties named therein. Copies of the Agency Agreement may be obtained free of charge at the specified office of the Fiscal Agent, at the specified office of any Paying Agent and at the principal office of the Issuer.

§ 1
GENERAL PROVISIONS

(1) The issue of the 5 % Global Public Pfandbriefe of Hypothekenbank in Essen Aktiengesellschaft, Gildehofstrasse 1, 45127 Essen, Federal Republic of Germany (the "**Issuer**") in the aggregate principal amount of USD one billion two hundred and fifty million (USD 1,250,000,000) is divided into 625,000 Global Public Pfandbriefe, in the principal amount of USD 2,000 each, which rank *pari passu* among themselves (the "**Pfandbriefe**" or the "**Issue**", respectively).

(2) During the entire time of the Issue, the Pfandbriefe together with interest claims are represented by two permanent global certificates without interest coupons. One of the two permanent global certificates (the "**CBF Global Certificate**") will be kept in custody by Clearstream Banking AG, Frankfurt am Main ("**CBF**") or its successor in business until all obligations of the Issuer under the Pfandbriefe have been satisfied. The CBF Global Certificate has been issued in bearer form and represents the Pfandbriefe kept in custody for financial institutions that are accountholders of CBF, including such Pfandbriefe which are held through Euroclear Bank S.A./N.V., as operator of the Euroclear System ("**Euroclear**") and Clearstream Banking, société anonyme, Luxembourg ("**CBL**"), each of which maintains an account with CBF. The other permanent global certificate (the "**DTC Global Certificate**") will be kept in custody by BNP Paribas New York Branch, or any successor, as custodian for The Depository Trust Company, New York, ("**DTC**") until all obligations of the Issuer under the Pfandbriefe have been satisfied. The DTC Global Certificate has been issued in registered form in the name of Cede & Co., as nominee of DTC, and represents the Pfandbriefe kept in custody for financial institutions that are participants in DTC ("**DTC Participants**"). The CBF Global Certificate and the DTC Global Certificate shall each be manually signed by two authorized representatives of the Issuer and the trustee officially appointed. Together, the Pfandbriefe represented by the CBF Global Certificate and the DTC Global Certificate, respectively, will equal the aggregate principal amount of the Pfandbriefe outstanding at any time. The amount of Pfandbriefe represented by each of the CBF Global Certificate and the DTC Global Certificate is evidenced by the register (the "**Register**") maintained for that purpose by the Registrar. Definitive certificates representing individual Pfandbriefe and interest coupons shall not be issued. Copies of the CBF Global Certificate and the DTC Global Certificate are available free of charge at the German Paying Agent.

(3) Transfers of Pfandbriefe shall require appropriate entries in securities accounts:

(a) Transfers of Pfandbriefe between CBF accountholders on the one hand and DTC participants on the other hand shall be recorded in the Register and shall be effected by an increase or a reduction in the aggregate amount of Pfandbriefe represented by the DTC Global Certificates and a corresponding reduction or increase in the aggregate amount of Pfandbriefe represented by the CBF Global Certificate. Pfandbriefe represented by the DTC Global Certificate may be transferred to a CBF accountholder only if the Registrar (as defined in § 8) receives a written certificate from the transferor in the form required to the effect that such transfer is being made in accordance with Regulation S under the U.S. Securities Act of 1933, as amended.

(b) Transfers of Pfandbriefe between CBF accountholders, DTC participants, Euroclear participants or CBL pariticipants shall be effected in accordance with procedures established for this purpose by CBF, DTC, Euroclear and CBL, respectively.

(c) Transfers of Pfandbriefe between Euroclear participants on the one hand and CBL participants on the other hand shall be effected in accordance with procedures established for these purposes by Euroclear and CBL, respectively.

(d) Transfers of Pfandbriefe between Euroclear or Clearstream participants on the one hand and CBF Accountholders on the other hand shall be effected via CBF in accordance with the procedures established for this purpose.

(4) One and the same Holder may exchange Pfandbriefe represented by the CBF Global Certificate for Pfandbriefe represented by the DTC Global Certificate. Such exchanges shall be recorded in the Register and shall be effected by an increase in the aggregate amount of Pfandbriefe represented by the DTC Global Certificate by the aggregate principal amount of Pfandbriefe so exchanged and a corresponding reduction in the aggregate amount of Pfandbriefe represented by the CBF Global Certificate.

(5) Transfers of Pfandbriefe pursuant to subsection (3)(a) or exchanges of Pfandbriefe pursuant to subsection (4) may not be effected during the period commencing on the Record Date (as defined in § 4(2)) and ending on the related payment date (both dates inclusive).

§ 2
INTEREST

(1) The Pfandbriefe shall bear interest at the rate of 5 per cent. per annum as from 15 November 2006. Interest shall be payable in arrear on 20 January and 20 July of each year with a first short coupon payable for the period commencing on 15 November 2006 through to and including 20 January 2007 in the amount of USD 18.06. The first interest payment shall become due on 20 January 2007[1]) per note in a principal amount of USD 2,000. The Pfandbriefe shall cease to bear interest upon the end of the day preceding the day on which they become due for repayment.

(2) Should the Issuer for any reason whatsoever fail to provide when due the full amount for the redemption of the Pfandbriefe due for redemption, the Pfandbriefe shall continue to bear interest as provided in subsection (1) above until their actual redemption.

(3) Interest shall be calculated on the basis of the number of days in the calculation period divided by 360, the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (A) the last day of the calculation period is the 31st day of a month but the first day of the calculation period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month; or (B) the last day of the calculation period is the last day of the month of February in which case the month of February shall not be considered to be lengthened to a 30-day month).

§ 3
REPAYMENT

The Issuer undertakes to repay the Pfandbriefe at their principal amount on 20 January 2012. Neither the Issuer nor any holder of Pfandbriefe ("**Holder**") may call the Pfandbriefe for redemption.

§ 4
PAYMENTS

(1) (a) Payments of principal of, and interest on, the Pfandbriefe shall be made on the relevant payment date to CBF in USD and to the registered holder of the DTC Global Certificate in USD. The amount of payments to CBF and to the registered holder of the DTC Global Certificate, respectively, shall correspond to the aggregate principal amount of Pfandbriefe represented by the CBF Global Certificate and the DTC Global Certificate, as established by the Registrar at the close of business on the relevant Record Date (as defined in subsection (2)). Payments of principal shall be made upon surrender of the CBF Global Certificate and the DTC Global Certificate, as the case may be, to the relevant Paying Agent.

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[1]) If the first interest payment date is not 1 year (i. e., generally 365 days) or less from the issue date, then the Pfandbriefe will be deemed to be issued with original issue discount for U. S. federal income tax purposes. If this were to happen, interest (including any discount) would be required to be accrued using a constant yield method by a U. S. holder of the Pfandbriefe, regardless of its method of accounting.

(b) All payments made by the Issuer to CBF and to, or to the order of, the registered holder of the DTC Global Certificate, respectively, shall discharge the liability of the Issuer under the Pfandbriefe to the extent of the sums so paid.

(2) The record date (the "**Record Date**") for purposes of payments of principal and interest shall be, in respect of each such payment, the earlier of the following dates: (a) the date determined in accordance with the conventions observed by CBF from time to time for the entitlement of CBF accountholders to payments in respect of debt securities denominated in USD and represented by permanent global certificates, and (b) the tenth New York Business Day (as defined in subsection (3)) preceding the relevant due date.

(3) If any due date for payment of principal or interest in Euro in respect of any Pfandbriefe is not a TARGET Business Day, such payment will not be made until the next following TARGET Business Day, and no further interest shall be paid in respect of the delay in such payment.[2]) If any date for payment of principal and interest in USD is not a TARGET Business Day, a London Business Day or a New York Business Day, such payment shall not be made until the next day which is a TARGET Business Day, a London Business Day and a New York Business Day, and no further interest shall be paid in respect of the delay in such payment.[2]) A "**TARGET Business Day**" means a day (other than a Saturday or a Sunday) on which the Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET) settles payments, a "**London Business Day**" means a day which is a day (other than a Saturday or Sunday) on which commercial banks are open for business (including dealings in foreign exchange and foreign currency) in London and a "**New York Business Day**" means a day (other than a Saturday or a Sunday) on which banking institutions in New York City are not obligated and not authorized to close.

(4) For the purposes of these Terms and Conditions "**payment date**" means the day on which the payment is actually to be made, where applicable as adjusted in accordance with subsection (3), and "**due date**" means the payment date provided for herein, without taking account of any such adjustment.

§ 5
TAXES

All payments of principal and interest in respect of the Pfandbriefe shall be made by the Issuer without deduction or withholding for or on account of any present or future taxes or other duties of whatever nature levied by or on behalf of the Federal Republic of Germany or any taxing authority therein, unless the Issuer shall be obligated by law to make such deduction or withholding.

§ 6
STATUS

The obligations under the Pfandbriefe constitute direct and unconditional obligations of the Issuer. The Pfandbriefe are covered in accordance with the Pfandbrief Act (*Pfandbriefgesetz*) and rank *pari passu* with all other obligations of the Issuer under Public Pfandbriefe.

§ 7
FURTHER ISSUES

The Issuer reserves the right, from time to time without the consent of the Holders, to issue additional Pfandbriefe, on terms identical in all respects to those set forth herein, so that such additional Pfandbriefe shall be consolidated with, form a single issue with and increase the aggregate principal

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[2]) If any interest payment date on the Pfandbriefe is postponed such that it will not fall 1 year (i. e., generally 365 days) or less from prior interest payment date, then the Pfandbriefe will be deemed to be issued with original issue discount for U. S. federal income tax purposes. If this were to happen, interest (including any discount) would be required to be accrued using a constant-yield method by a U. S. holder of the Pfandbriefe, regardless of its method of accounting.

amount of, the Pfandbriefe[3]) The term "**Pfandbriefe**" shall, in the event of such increase, also include such additionally issued Pfandbriefe.

§ 8
REGISTRAR AND PAYING AGENTS

(1) The initial Registrar (the "**Registrar**"), German paying agent (the "**German Paying Agent**") and New York paying agent (the "**New York Paying Agent**", and together with the German Paying Agent, the "**Paying Agents**") and their respective initial specified offices are:

Registrar:	BNP Paribas Securities Services, Luxembourg Branch 33, Rue de Gasperich Howald-Hesperange L-2085 Luxembourg Luxembourg
German Paying Agent:	Hypothekenbank in Essen AG Gildehofstrasse 1 D-45127 Essen Germany
New York Paying Agent:	BNP Paribas New York Branch Global Corporate Trust 787 7th Avenue, 30th Floor New York, New York 10019 USA

The Registrar and the Paying Agents reserve the right at any time to change their respective specified offices to some other specified offices.

(2) The Issuer reserves the right at any time to vary or terminate the appointment of the Registrar or any of the Paying Agents and to appoint another Registrar or other Paying Agents. The Issuer shall for as long as any Pfandbriefe shall be outstanding maintain a (i) Registrar, (ii) German Paying Agent and (iii) New York Paying Agent to perform the functions assigned to any of them in these Conditions. Any variation, termination, appointment or change shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not less than 30 not more than 45 days' prior notice thereof shall have been given to the Holders in accordance with § 9.

(3) The Registrar or the Paying Agents shall act solely as agent for the Issuer and shall not have any agency or trustee relationship with the Holders.

§ 9
NOTICES

(1) All notices regarding the Pfandbriefe shall be published in the following journals: (a) a leading daily newspaper printed in the English language and of general circulation in New York City; (b) a leading daily newspaper printed in the English language and of general circulation in London and (c) a leading daily newspaper of general circulation in Luxembourg. It is expected that notices under (a), (b) and (c) above will normally be published in The Wall Street Journal, the Financial Times and d'Wort, respectively. Any notice so given will be deemed to have been validly given on the third day following the date of such publication (or, if published more than once, on the third day following the date of the first of any such publication).

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[3]) If the Issuer were to issue additional Pfandbriefe with more than a *de minimis* amount of original issue discount for U. S. federal income tax purposes, then purchasers of Pfandbriefe after the date of any further issue may not be able to differentiate between Pfandbriefe sold as part of the further issue and previously issued Pfandbriefe. Accordingly, purchasers of Pfandbriefe after such further issue may be required to accrue original issue discount (or greater amounts of original issue discount than they would otherwise have accrued) with respect to their Pfandbriefe. This may affect the price of outstanding Pfandbriefe following a further issue.

(2) Any publication provided for under subsection (1) may, provided that, as long as the Pfandbriefe are listed on the Luxembourg Stock Exchange, the rules of the Luxembourg Stock Exchange so permit, be substituted with the delivery of the relevant notice to the applicable clearing system for communication by it to the Holders. Any such notice shall be deemed to have been given to all Holders on the seventh day after the day on which the said notice was given the respective clearing systems.

§ 10
GOVERNING LAW, JURISDICTION, ENFORCEMENT

(1) The Pfandbriefe shall be governed by and shall be construed in accordance with the laws of the Federal Republic of Germany. Transfers and pledges of Pfandbriefe held through DTC and executed between DTC participants and between DTC and DTC participants will be governed by the laws of the State of New York (including the conflicts of law rules of the State of New York).

(2) Any action or other legal proceedings ("**Proceedings**") arising out of or in connection with the Pfandbriefe may be brought in the District Court (*Landgericht*) in Essen (non-exclusive jurisdiction). The Issuer hereby submits to the jurisdiction of such court.

(3) Any Holder may in any Proceedings against the Issuer or to which such Holder and the Issuer are parties protect and enforce in its own name its rights arising under its Pfandbriefe on the basis of (a) a certificate issued by its Custodian (i) stating the full name and address of the Holder, (ii) specifying an aggregate principal amount of Pfandbriefe credited on the date of such statement to such Holder's securities account maintained with such Custodian and (iii) confirming that the Custodian has given a written notice to CBF or DTC, as the case may be, and the registrar for the Pfandbriefe containing the information pursuant to (i) and (ii) and bearing acknowledgments of CBF or DTC and the relevant CBF accountholder or DTC participant and (b) a copy of the CBF Global Certificate or the DTC Global Certificate certified as being a true copy by a duly authorised officer of CBF or DTC, as the case may be, or the registrar for the Pfandbriefe. For purposes of the foregoing, "**Custodian**" means any bank or other financial institution of recognised standing authorised to engage in securities custody business with which the Holder maintains a securities account in respect of any Pfandbriefe and includes CBF, DTC or CBL and Euroclear.

§ 11
LANGUAGE

These Terms and Conditions are written in the German language and provided with an English language translation. The German text shall be controlling and binding. The English language translation is provided for convenience only.

TERMS AND CONDITIONS OF THE NOTES
– GERMAN LANGUAGE VERSION –

Diese Serie von Pfandbriefen wird gemäß einem Amended and Restated Fiscal Agency Agreement vom 28. April 2006 (das "**Agency Agreement**") zwischen Hypothekenbank in Essen Aktiengesellschaft (die "**Emittentin**") und BNP Paribas Securities Services, Luxembourg Branch als Emissionsstelle (die "**Emissionsstelle**", wobei dieser Begriff jeden Nachfolger der Emissionsstelle gemäß dem Agency Agreement einschließt) und den anderen darin genannten Parteien begeben. Ablichtungen des Agency Agreement können kostenlos bei der bezeichneten Geschäftsstelle der Emissionsstelle und bei den bezeichneten Geschäftsstellen einer jeden Zahlstelle sowie bei der Hauptgeschäftsstelle der Emittentin bezogen werden.

§ 1
ALLGEMEINE BESTIMMUNGEN

(1) Die 5 % Globale Öffentliche Pfandbriefe der Hypothekenbank in Essen Aktiengesellschaft, Gildehofstrasse 1, 45127 Essen, Bundesrepublik Deutschland (die "**Emittentin**") im Gesamtnennbetrag von einer Milliarde zwei hundert fünfzig Millionen USD (USD 1.250.000.000) sind in 625.000 untereinander gleichberechtigte Öffentliche Pfandbriefe im Nennbetrag von je USD 2.000 (die "**Pfandbriefe**" oder die "**Emission**") eingeteilt.

(2) Die Pfandbriefe samt Zinsansprüchen sind für die gesamte Laufzeit durch zwei Dauerglobalurkunden ohne Zinsscheine verbrieft. Eine der beiden Dauerglobalurkunden (die "**CBF-Globalurkunde**") wird von Clearstream Banking AG, Frankfurt am Main ("**CBF**"), oder deren Rechtsnachfolger verwahrt, bis sämtliche Verpflichtungen der Anleiheschuldnerin aus den Pfandbriefen erfüllt sind. Die CBF-Globalurkunde lautet auf den Inhaber. Sie verbrieft die Pfandbriefe, die für Finanzinstitute verwahrt werden, die Kontoinhaber bei CBF sind, einschließlich derjenigen Pfandbriefe, die über Euroclear Bank S.A./N.V., als Betreiberin des Euroclear-Systems ("**Euroclear**") und Clearstream Banking, société anonyme, Luxembourg ("**CBL**") verwahrt werden, die beide Kontoinhaber bei CBF sind. Die andere Dauerglobalurkunde (die "**DTC-Globalurkunde**") wird von BNP Paribas New York Branch oder einem etwaigen Rechtsnachfolger als Verwahrer für The Depository Trust Company, New York, ("**DTC**") verwahrt, bis sämtliche Verpflichtungen der Anleiheschuldnerin aus den Pfandbriefen erfüllt sind. Die DTC-Globalurkunde ist als Namenspapier ausgegeben und auf den Namen von Cede & Co. als dem Beauftragten von DTC ausgestellt worden. Sie verbrieft die Pfandbriefe, die für Finanzinstitute verwahrt werden, die DTC-Teilnehmer sind. Die CBF Globalurkunde und die DTC-Globalurkunde tragen jeweils die eigenhändige Unterschrift von zwei vertretungsberechtigten Personen der Emittentin und des staatlich bestellten Treuhänders. Die durch die CBF-Globalurkunde und die DTC-Globalurkunde verbrieften Pfandbriefe stellen zusammen den jeweils ausstehenden Gesamtnennbetrag der Anleihe dar. Der Betrag, der jeweils auf die durch die CBF-Globalurkunde und die DTC-Globalurkunde verbrieften Pfandbriefe entfällt, ergibt sich aus dem Register (das "**Register**"), das die Registrierungsstelle zu diesem Zweck führt. Effektive Urkunden über einzelne Pfandbriefe und Zinsscheine werden nicht ausgegeben. Kopien der CBF-Globalurkunde und der DTC-Globalurkunde sind bei der Deutschen Zahlstelle kostenlos erhältlich.

(3) Übertragungen von Pfandbriefen setzen entsprechende Depotbuchungen voraus:

(a) Übertragungen von Pfandbriefen zwischen CBF-Kontoinhabern einerseits und DTC-Teilnehmern andererseits sind im Register zu vermerken und erfolgen durch eine entsprechende Erhöhung oder Verminderung des Gesamtbetrags der durch die DTC-Globalurkunde verbrieften Pfandbriefe und eine gleich hohe Verminderung oder Erhöhung des Gesamtbetrags der durch die CBF-Globalurkunde verbrieften Pfandbriefe. Pfandbriefe, die durch die DTC-Globalurkunde verbrieft sind, dürfen nur an einen CBF-Kontoinhaber übertragen werden, wenn die Registierungsstelle (wie in § 8 definiert) eine schriftliche Bestätigung vom Übertragenden erhält, wonach die Übertragung in Übereinstimmung mit Regulation S des U.S. Securities Act von 1933 in seiner gültigen Fassung erfolgt.

(b) Übertragungen von Pfandbriefen zwischen CBF-Kontoinhabern, DTC-Teilnehmern, Euroclear-Teilnehmern und CBL-Teilnehmern erfolgen nach den von CBF, DTC, Euroclear bzw. CBL hierfür bestimmten Verfahren.

(c) Übertragungen von Pfandbriefen zwischen Euroclear-Teilnehmern einerseits und CBL-Teilnehmern andererseits erfolgen nach den von Euroclear und CBL hierfür bestimmten Verfahren.

(d) Übertragungen von Pfandbriefen zwischen Euroclear- oder CBL-Teilnehmern einerseits und CBF-Kontoinhabern andererseits erfolgen über CBF nach dem hierfür bestimmten Verfahren.

(4) Ein und derselbe Anleihegläubiger kann Pfandbriefe, die durch die CBF-Globalurkunde verbrieft werden, gegen Pfandbriefe austauschen, die durch die DTC-Globalurkunden verbrieft werden. Ein solcher Austausch ist im Register zu vermerken und erfolgt durch Erhöhung des Gesamtbetrags der durch die DTC-Globalurkunden verbrieften Pfandbriefe um den Gesamtnennbetrag der so ausgetauschten Pfandbriefe und eine gleich hohe Verminderung des Gesamtbetrags der durch die CBF-Globalurkunde verbrieften Pfandbriefe.

(5) Übertragungen von Pfandbriefen nach Absatz (3)(a) sowie der Austausch von Pfandbriefen nach Absatz (4) sind während des Zeitraums vom Stichtag nach § 4(2) bis zu dem zugehörigen Zahlungstag (jeweils einschließlich) ausgeschlossen.

§ 2
ZINSEN

(1) Die Pfandbriefe werden vom 15. November 2006 an mit jährlich 5 % verzinst. Die Zinsen sind nachträglich am 20. Januar und 20. Juli eines jeden Jahres mit einem ersten kurzen Kupon in Höhe von USD 18,06 für den Zeitraum zwischen dem 15. November 2006 und dem 20. Januar 2007 (einschließlich) zur Zahlung fällig. Die erste Zinszahlung ist am 20. Januar 2007[4]) je Schuldverschreibung im Nennbetrag von USD 2.000 fällig. Die Verzinsung der Pfandbriefe endet mit dem Ablauf des Tages, der dem Tag vorangeht, an dem sie zur Rückzahlung fällig werden.

(2) Sofern es die Emittentin, gleich aus welchem Grund, unterläßt, die zur Rückzahlung fälliger Pfandbriefe erforderlichen Beträge bei Fälligkeit in voller Höhe bereitzustellen, läuft die Zinsverpflichtung gemäß Absatz (1) auf den Kapitalbetrag dieser Pfandbriefe so lange weiter, bis die Zahlung des Kapitalbetrages dieser Pfandbriefe erfolgt ist.

(3) Die Berechnung der Zinsen wird auf der Grundlage der Anzahl von Tagen im Zinsberechnungszeitraum dividiert durch 360 vorgenommen, wobei die Anzahl der Tage auf der Grundlage eines Jahres von 360 Tagen mit zwölf Monaten zu je 30 Tagen zu ermitteln ist (es sei denn, (A) der letzte Tag des Zinsberechnungszeitraums fällt auf den 31. Tag eines Monats, während der erste Tag des Zinsberechnungszeitraums weder auf den 30. noch auf den 31. Tag eines Monats fällt, in welchem Fall der den letzten Tag enthaltende Monat nicht als ein auf 30 Tage gekürzter Monat zu behandeln ist, oder (B) der letzte Tag des Zinsberechnungszeitraums fällt auf den letzten Tag des Monats Februar, in welchem Fall der Monat Februar nicht als ein auf 30 Tage verlängerter Monat zu behandeln ist).

§ 3
RÜCKZAHLUNG

Die Emittentin zahlt die Pfandbriefe am 20. Januar 2012 zum Nennbetrag zurück. Weder die Emittentin noch die Gläubiger können die Pfandbriefe kündigen.

§ 4
ZAHLUNGEN

(1) (a) Zahlungen von Kapital und Zinsen auf die Pfandbriefe erfolgen am jeweiligen Zahlungstag an CBF in USD und an den eingetragenen Inhaber der DTC-Globalurkunde in USD. Der Betrag der Zahlungen an CBF einerseits und den eingetragenen Inhaber der DTC-Globalurkunde andererseits bemißt sich nach der Höhe des Gesamtnennbetrages der Pfandbriefe, die durch die CBF-Globalurkunde und die DTC-Globalurkunde verbrieft werden, so wie er durch die Registrierungsstelle bei Geschäftsschluß am jeweiligen Stichtag (wie in Absatz (2) definiert) festgestellt wird. Zahlungen

---

[4]) Falls der erste Zinszahlungstag nicht ein Jahr oder weniger (d. h. üblicherweise 365 Tage) nach dem Tag der Begebung liegt, dann gelten die Pfandbriefe als mit einem Abschlag auf den Ausgabepreis für die Zwecke der amerikanischen Einkommensteuer ausgegeben. In diesem Fall müßten die Zinsen (einschließlich Abschläge) gemäß einer Methode der konstanten Rendite von einem amerikanischen Gläubiger der Pfandbriefe versteuert werden, ungeachtet seiner Bilanzierungsmethode.

von Kapital erfolgen gegen Einreichung der CBF-Globalurkunde und der DTC-Globalurkunde bei der betreffenden Zahlstelle.

(b) Zahlungen der Anleiheschuldnerin an CBF und an den eingetragenen Inhaber der DTC-Globalurkunde oder nach dessen Weisung befreien die Anleiheschuldnerin in Höhe der geleisteten Zahlungen von ihren Verbindlichkeiten aus den Pfandbriefen.

(2) Der Stichtag (der "**Stichtag**") für Zahlungen von Kapital und Zinsen ist der jeweils frühere der beiden folgenden Termine: (a) der Tag, nach dem sich aufgrund der jeweils geltenden Regeln der CBF die Empfangsberechtigung der CBF-Kontoinhaber für Zahlungen auf bei CBF verwahrte Pfandbriefe bestimmt, die auf USD lauten und in Dauerglobalurkunden verbrieft sind, und (b) der zehnte New Yorker Geschäftstag (wie in Absatz (4) definiert) vor dem jeweiligen Fälligkeitstag.

(3) Ist ein Fälligkeitstag für die Zahlung von Kapital oder Zinsen in Euro auf einen Pfandbrief nicht ein TARGET Geschäftstag, so wird die betreffende Zahlung erst am nächstfolgenden TARGET Geschäftstag geleistet, ohne daß wegen dieser Zahlungsverzögerung zusätzliche Zinsen gezahlt werden.[2]) Ist ein Tag für die Zahlung von Kapital oder Zinsen in USD nicht ein TARGET Geschäftstag, ein Londoner Geschäftstag oder ein New Yorker Geschäftstag, so wird die betreffende Zahlung erst am nächsten Tag, der zugleich TARGET, Londoner und New Yorker Geschäftstag ist, geleistet, ohne daß wegen dieser Zahlungsverzögerung zusätzliche Zinsen gezahlt werden.[5]) "**TARGET Geschäftstag**" ist ein Tag (außer einem Samstag oder einem Sonntag), an dem das Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET) Zahlungen abwickeln, ein "**Londoner Geschäftstag**" bezeichnet einen Tag (außer einem Samstag oder Sonntag), an dem Geschäftsbanken in London für Geschäfte (einschließlich Devisen- und Sortengeschäfte) geöffnet sind und ein "**New Yorker Geschäftstag**" ein Tag (außer einem Samstag oder einem Sonntag), an dem Banken in New York City nicht verpflichtet und nicht berechtigt sind, zu schließen.

(4) Im Sinne dieser Pfandbriefbedingungen ist "**Zahlungstag**" der Tag, an dem, gegebenenfalls aufgrund einer Anpassung gemäß Absatz (4), die Zahlung tatsächlich zu leisten ist, und "**Fälligkeitstag**" der vorgesehene Zahlungstermin ohne Berücksichtigung einer solchen Anpassung.

§ 5
STEUERN

Sämtliche Zahlungen von Kapital und Zinsen auf die Pfandbriefe sind von der Emittentin ohne jeden Abzug oder Einbehalt von oder wegen gegenwärtigen oder zukünftigen Steuern oder sonstigen Abgaben jedweder Art, die durch die Bundesrepublik Deutschland oder irgendeine dort zur Steuererhebung ermächtigte Stelle erhoben oder eingezogen werden, zu leisten, es sei denn, die Emittentin ist durch Gesetz verpflichtet, einen solchen Abzug oder Einbehalt vorzunehmen

§ 6
STATUS

Die Verpflichtungen aus den Pfandbriefen stellen untereinander unmittelbare und unbedingte Verpflichtungen der Emittentin dar. Die Pfandbriefe sind nach Maßgabe des Pfandbriefgesetzes gedeckt und stehen im gleichen Rang mit allen anderen Verpflichtungen aus Öffentlichen Pfandbriefen der Emittentin.

§ 7
Begebung weiterer Pfandbriefe

Die Emittentin behält sich vor, von Zeit zu Zeit ohne Zustimmung der Gläubiger weitere Pfandbriefe mit gleicher Ausstattung in der Weise zu begeben, daß sie mit den Pfandbriefen zusammengefaßt werden,

---

[5]) Sollte ein Zinszahlungstag hinsichtlich der Pfandbriefe auf einen Tag verschoben werden, der nicht ein Jahr (d. h. üblicherweise 365 Tage) oder weniger nach dem ersten Zinszahlungstag liegt, dann gelten die Pfandbriefe als mit einem Abschlag auf den Ausgabepreis für die Zwecke der amerikanischen Einkommensteuer ausgegeben. In diesem Fall müßten die Zinsen (einschließlich Abschläge) gemäß einer Methode der konstanten Rendite von einem amerikanischen Gläubiger der Pfandbriefe versteuert werden, ungeachtet seiner Bilanzierungsmethode.

eine einheitliche Anleihe mit ihnen bilden und ihren Gesamtnennbetrag erhöhen.[6]) Der Begriff "**Pfandbriefe**" umfaßt im Fall einer solchen Erhöhung auch solche zusätzlich begebenen Pfandbriefe.

§ 8
DIE REGISTRIERUNGSSTELLE UND DIE ZAHLSTELLEN

(1) Die anfänglich bestellte Registrierungsstelle (die "**Registrierungsstelle**"), die anfänglich bestellte Deutschen Zahlstelle (die "**Deutsche Zahlstelle**") und die anfänglich bestellte New Yorker Zahlstelle (die "**New Yorker Zahlstelle**", und, zusammen mit der Deutschen Zahlstelle, die "**Zahlstellen**") und deren jeweilige anfängliche bezeichnete Geschäftsstelle lauten wir folgt:

Registrierungsstelle:	BNP Paribas Securities Services, Luxembourg Branch 33, Rue de Gasperich Howald-Hesperange L-2085 Luxembourg Luxembourg
Deutsche Zahlstelle:	Hypothekenbank in Essen AG Gildehofstrasse 1 D-45127 Essen Germany
New Yorker Zahlstelle:	BNP Paribas New York Branch Global Corporate Trust 787 7th Avenue, 30th Floor New York, New York 10019 USA

Die Registrierungsstelle und die Zahlstellen behalten sich das Recht vor, jederzeit ihre jeweilige bezeichnete Geschäftsstelle durch eine andere bezeichnete Geschäftsstelle zu ersetzen.

(2) Die Anleiheschuldnerin behält sich das Recht vor, jederzeit die Bestellung der Registrierungsstelle zu ändern oder zu beenden und eine andere Registrierungsstelle oder andere Zahlstellen zu bestellen. Die Anleiheschuldnerin wird sicherstellen, daß für die gesamte Zeit, in der Pfandbriefe ausstehen, stets eine (i) Registrierungsstelle, (ii) Deutsche Zahlstelle und (iii) New Yorker Zahlstelle unterhalten werden, um die diesen Stellen in diesen Pfandbriefbedingungen zugewiesenen Aufgaben zu erfüllen. Eine Änderung, Abberufung, Bestellung oder ein sonstiger Wechsel wird nur wirksam (außer im Insolvenzfall, in dem eine solche Änderung sofort wirksam wird), sofern die Gläubiger hierüber gemäß § 9 vorab unter Einhaltung einer Frist von mindestens 30 und nicht mehr als 45 Tagen informiert wurden.

(3) Die Registrierungsstelle, die Deutsche Zahlstelle und die New Yorker Zahlstelle handeln ausschließlich als Erfüllungsgehilfen der Anleiheschuldnerin und stehen in keinem Auftrags- oder Treuhandverhältnis zu den Anleihegläubigern.

§ 9
BEKANNTMACHUNGEN

(1) Alle Bekanntmachungen, die die Pfandbriefe betreffen, werden in folgenden Zeitungen veröffentlicht: (a) in einer in englischer Sprache erscheinenden und in New York allgemein verbreiteten führenden Tageszeitung, (b) in einer in englischer Sprache erscheinenden und in London allgemein verbreiteten führenden Tageszeitung und (c) einer in Luxemburg allgemein verbreiteten führenden Tageszeitung. Die Bekanntmachungen gemäß (a), (b) oder (c) werden unter normalen

[6]) Sollte die Emittentin weitere Pfandbriefe mit einem größeren als *de minimis* Abschlag für die Zwecke der amerikanischen Einkommensteuer auf den Ausgabepreis begeben, würden Käufer der Pfandbriefe nach dem Ausgabetag weiterer Emissionen nicht in der Lage sein, zwischen diesen später ausgegebenen und früher ausgegebenen Pfandbriefen zu unterscheiden. Deshalb ist es für Käufer der Pfandbriefe nach einer solchen weiteren Emission erforderlich, Abschläge auf den Ausgabepreis hinsichtlich der Pfandbriefe zu versteuern (oder größere Beträge des Abschlags zu versteuern, als dies sonst erforderlich wäre).

Umständen voraussichtlich jeweils in The Wall Street Journal, der Financial Times und d'Wort erscheinen. Jede derartige Mitteilung gilt am dritten Tag nach dem Tag der Veröffentlichung (oder bei mehreren Veröffentlichungen am dritten Tag nach dem Tag der ersten solchen Veröffentlichung) als wirksam erfolgt.

(2) Vorausgesetzt, daß dies nach den Regeln der Luxemburger Börse zulässig ist, kann sofern die Pfandbriefe an der Luxemburger Börse gelistet sind, die Veröffentlichung in den genannten Zeitungen dadurch ersetzt werden, daß die Bekanntmachung an das jeweilige Clearingsystem zur Weiterleitung an die Gläubiger übergeben wird. Eine derartige Mitteilung an die Gläubiger gilt am siebten Tag nach der Übergabe der Bekanntmachung an sämtliche Clearingsysteme als bekanntgegeben.

§ 10
ANWENDBARES RECHT; GERICHTSSTAND; GELTENDMACHUNG VON ANSPRÜCHEN

(1) Die Pfandbriefe unterliegen dem Recht der Bundesrepublik Deutschland. Übertragungen und Verpfändungen von bei DTC verwahrten Pfandbriefen, die zwischen DTC-Teilnehmern oder zwischen der DTC und DTC-Teilnehmern durchgeführt werden, unterliegen dem Recht des Staates New York (einschließlich des Kollisionsrechtes des Staates New York).

(2) Zuständig für alle Klagen oder sonstigen Verfahren (**"Rechtsstreitigkeiten"**) aus oder im Zusammenhang mit den Pfandbriefen ist das Landgericht in Essen (nicht ausschließlicher Gerichtsstand). Die Anleiheschuldnerin unterwirft sich hiermit der Gerichtsbarkeit dieses Gerichts.

(3) Jeder Gläubiger kann in Rechtsstreitigkeiten gegen die Emittentin oder Rechtsstreitigkeiten, an denen der Gläubiger und die Anleiheschuldnerin beteiligt sind, im eigenen Namen seine Rechte aus den ihm zustehenden Pfandbriefen unter Vorlage folgender Unterlagen wahrnehmen und durchsetzen: (a) einer Bescheinigung seiner Depotbank, die (i) den vollen Namen und die volle Anschrift des Gläubigers bezeichnet, (ii) einen Gesamtnennbetrag von Pfandbriefen angibt, die am Ausstellungstag dieser Bescheinigung dem bei dieser Depotbank bestehenden Depot des Gläubigers gutgeschrieben sind, und (iii) bestätigt, daß die Depotbank CBF oder DTC sowie der Registrierungsstelle eine schriftliche Mitteilung gemacht hat, die die Angaben gemäß (i) und (ii) enthält, und Bestätigungsvermerke von CBF oder DTC sowie des betroffenen CBF-Kontoinhabers oder DTC-Teilnehmers trägt, sowie (b) einer von einem Vertretungsberechtigten der CBF oder der DTC oder der Registrierungsstelle beglaubigten Ablichtung der CBF-Globalurkunde bzw. DTC-Globalurkunde. Im Sinne der vorstehenden Bestimmungen ist **"Depotbank"** ein Bank- oder sonstiges Finanzinstitut (einschließlich CBF, DTC, Euroclear und CBL) von allgemein anerkanntem Ansehen, das eine Genehmigung für das Wertpapier-Depotgeschäft hat und bei dem der Gläubiger Pfandbriefe im Depot verwahren läßt.

§ 11
SPRACHE

Diese Emissionsbedingungen sind in deutscher Sprache abgefaßt. Eine Übersetzung in die englische Sprache ist beigefügt. Der deutsche Text ist bindend und maßgeblich. Die Übersetzung in die englische Sprache ist unverbindlich.

13 November 2006
13. November 2006

Final Terms
Endgültige Bedingungen

AUD 17,000,000 Floating Rate Public Sector Pfandbrief due 20 December 2013
issued pursuant to the

AUD 17.000.000 variabel verzinslicher öffentlicher Pfandbrief fällig 20. Dezember 2013
begeben aufgrund des

Euro 30,000,000,000
Essen Hyp Debt Issuance Programme

dated 28 April 2006
datiert 28. April 2006

of
der


RECEIVED
2006 DEC 19 A 6: 27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 100 per cent.
Ausgabepreis: 100 %

Issue Date: 15 November 2006
Tag der Begebung: 15. November 2006

Series No: HBE1MG
Serien Nr.: HBE1MG

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the **"Prospectus"**) and these Final Terms. The Prospectus and any supplement thereto is available for viewing in electronic form on the website of the Luxembourg Stock Exchange (www.bourse.lu) and on the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_ prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.
Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das "Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverschreibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 28. April 2006 über das Programm (der "Prospekt") zusammengenommen werden. Der Prospekt sowie jeder Nachtrag können in elektronischer Form auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.

Part I. TERMS AND CONDITIONS
Teil I. EMISSIONSBEDINGUNGEN

This Part I of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

Dieser Teil I der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Schuldverschreibungen (die "Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.

Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.

Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungen anwendbaren Emissionsbedingungen (die "Bedingungen") gestrichen.

PART I. A. Notes other than Participation Certificates
TEIL I. A. Schuldverschreibungen, die keine Genussscheine sind

Issuer — **Hypothekenbank in Essen Aktiengesellschaft**
Emittentin

Form of Conditions
Form der Bedingungen

☒ Long-Form
Nicht-konsolidierte Bedingungen

☐ Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☒ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination
Währung und Stückelung

Specified Currency — Australian Dollar ("AUD")
Festgelegte Währung — *Australischer Dollar ("AUD")*

Aggregate Principal Amount *Gesamtnennbetrag*	AUD 17,000,000 *AUD 17.000.000*
Specified Denomination(s) *Festgelegte Stückelung/Stückelungen*	AUD 100,000 *AUD 100.000*
Number of Notes to be issued in each Specified Denomination *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen*	170 *170*
Minimum Transfer Amount (specify) *Mindestnennbetrag für Übertragungen (angeben)*	Not applicable *Nicht anwendbar*

Form
Form

☐ **Notes**
Schuldverschreibungen

☒ **Pfandbriefe**

☐ Mortgage Pfandbriefe
Hypothekenpfandbriefe

☒ Public-Sector Pfandbriefe
Öffentliche Pfandbriefe

☐ **New Global Note**
New Global Note

☒ **TEFRA C**
TEFRA C

☒ Permanent Global Note
Dauerglobalurkunde

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

Definitive Notes ***Einzelurkunden***	**No** ***Nein***

Certain Definitions
Definitionen

Clearing System
Clearing System

☐ Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

☒ Euroclear Bank S. A./N. V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

☒ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

☐ The Depository Trust Company
55 Water Street
New York, NY 10041-0099
USA

☐ Other (specify)
Sonstige (angeben)

STATUS (§ 2)
STATUS (§ 2)

☐ Unsubordinated
Nicht-nachrangig

☐ Subordinated
Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

☐ **Fixed Rate Notes**
Festverzinsliche Schuldverschreibungen
Rate of Interest and Interest Payment Dates
Zinssatz und Zinszahlungstage

☒ **Floating Rate Notes**
Variabel verzinsliche Schuldverschreibungen

Interest Payment Dates
Zinszahlungstage

Interest Commencement Date *Verzinsungsbeginn*	15 November 2006 *15. November 2006*
Specified Interest Payment Dates *Festgelegte Zinszahlungstage*	20 March, 20 June, 20 September, 20 December *20. März, 20 Juni, 20. September, 20. Dezember*
Specified Interest Period(s)	Quarterly. There will be a short interest period from (including) 15 November 2006 to (excluding) 20 December 2006. The interest rate for the short first interest period shall be determined on the basis of linear interpolation between the 1-Month AUD BBSW and the 2-Months AUD BBSW.
Festgelegte Zinsperiode(n)	*Vierteljährlich.* *Es besteht eine kurze Zinsperiode von (einschließlich) 15. November 2006 bis (ausschließlich) 20. Dezember 2006. Der Zinssatz für die kurze Zinsperiode wird ermittelt durch lineare Interpolation zwischen dem 1-Monats AUD BBSW und dem 2-Monats AUD BBSW.*

Business Day Convention
Geschäftstagskonvention

☒ Modified Following Business Day Convention
Modifizierte Folgender Geschäftstag-Konvention

☐ FRN Convention (specify period(s)
FRN Konvention (Zeitraum angeben)

☐ Following Business Day Convention
Folgender Geschäftstag-Konvention

☐ Preceding Business Day Convention
Vorangegangener Geschäftstag-Konvention

Relevant Financial Centres ***Relevante Finanzzentren***	**TARGET, Sydney and London** ***TARGET, Sydney und London***

Rate of Interest
Zinssatz

☒ Screen Rate Determination
Bildschirmfeststellung

☐ EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone)
EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/ Interbanken-Markt in der Euro-Zone)

☐ LIBOR (London time/London Business Day London Interbank Market)
LIBOR (Londoner Ortszeit/Londoner Geschäftstag/ Londoner Interbanken-Markt)

☒ Other (specify) — 3-Month AUD BBSW (Bank Bill Swap Reference Rate)
Sonstige (angeben) — 3-Monats AUD BBSW (Bank Bill Swap Reference Rate)

Screen page — Reuter page BBSW
Bildschirmseite — Reuter Seite BBSW

☐ Formula
Formel

Reference Banks (if other than as specified in § 3(2)) (specify)
Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)

☐ ISDA Determination
ISDA-Feststellung

☐ Other Method of Determination (insert details (including Margin, Interest Determination Date, Reference Banks, fall-back provisions))
Andere Methoden der Bestimmung (Einzelheiten angeben (einschließlich Zinsfestlegungstag, Marge, Referenzbanken, Ausweichbestimmungen))

Margin — 0,03 per cent. per annum
Marge — *0,03 % per annum*

☐ plus
plus

☒ minus
minus

Interest Determination Date
Zinsfestlegungstag

☐ second Business Day prior to commencement of Interest Period
zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode

☒ first day of each Interest Period
erster Tag der jeweiligen Zinsperiode

☐ other (specify)
sonstige (angeben)

Minimum and Maximum Rate of Interest — **Not applicable**
Mindest- und Höchstzinssatz — ***Nicht anwendbar***

☐ **Zero Coupon Notes**
Nullkupon-Schuldverschreibungen

☐ **Dual Currency Notes**
Doppelwährungs-Schuldverschreibungen

☐ **Instalment Notes**
Raten-Schuldverschreibungen

☐ **Index-linked Notes**

Indexierte Schuldverschreibungen

☐ **Credit-linked Notes**
Credit-linked Notes

☐ **other structured Notes**
andere strukturierte Schuldverschreibungen

Day Count Fraction
Zinstagequotient

☐ Actual/Actual (ICMA)

☒ Actual/Actual (ISDA) (Actual/365)

☐ Actual/365 (Fixed)

☐ Actual/360

☐ 30/360 or 360/360 (Bond Basis)

☐ 30E/360 (Eurobond Basis)

☐ Other
Anderer

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all) — TARGET, Sydney and London
Relevante(s) Finanzzentren(um) (alle angeben) — *TARGET, Sydney und London*

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

☐ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**
Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen

☒ Maturity Date — 20 December 2013
Fälligkeitstag — *20. Dezember 2013*

☐ Redemption Month
Rückzahlungsmonat

☒ Final Redemption Amount
Rückzahlungsbetrag

☒ Principal amount
Nennbetrag

☐ Final Redemption Amount (per specified denomination)
Rückzahlungsbetrag (für jede festgelegte Stückelung)

☐ **Instalment Notes**
Raten-Schuldverschreibungen

Early Redemption
Vorzeitige Rückzahlung

Optional Redemption for Taxation Reasons — **Not applicable**
Option zur vorzeitigen Rückzahlung aus steuerlichen Gründen — ***Nicht anwendbar***

Early Redemption at the Option of the Issuer ***Vorzeitige Rückzahlung nach Wahl der Emittentin***	**No** *Nein*
Early Redemption at the Option of a Holder ***Vorzeitige Rückzahlung nach Wahl des Gläubigers***	**No** ***Nein***
Early Redemption Amount ***Vorzeitiger Rückzahlungsbetrag***	**Not applicable** ***Nicht anwendbar***

Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes
Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind

☐ **Dual Currency Notes**
Doppelwährungs-Schuldverschreibungen

☐ **Index-linked Notes**
Indexierte Schuldverschreibungen

☐ **Credit-linked Notes**
Credit-linked Schuldverschreibungen

☐ **other structured Notes**
andere strukturierte Schuldverschreibungen

FISCAL AGENT, PAYING AGENT[S] AND CALCULATION AGENT (§ 6)
EMISSIONSSTELLE, ZAHLSTELLE[N] UND BERECHNUNGSSTELLE (§ 6)

Paying Agents
Zahlstellen

☒ Fiscal Agent *Emissionsstelle*	BNP Paribas Security Services, Luxembourg Branch *BNP Paribas Security Services, Luxembourg Branch*
☐ Additional Paying Agent(s)/specified office(s) *Zahlstelle(n)/bezeichnete Geschäftsstelle(n)*	
☒ Calculation Agent *Berechnungsstelle*	BNP Paribas Security Services, Luxembourg Branch *BNP Paribas Security Services, Luxembourg Branch*

☒ Yes
Ja

☐ No
Nein

☐ Required location (specify)
Vorgeschriebenen Ort (angeben)

NOTICES (§ 12)
MITTEILUNGEN (§ 12)

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

☐ London (Financial Times)
London (Financial Times)

☐ Luxembourg (d'Wort)
Luxemburg (d'Wort)

☐ Germany (Börsen-Zeitung)

Deutschland (Börsen-Zeitung)

☒ Other (specify) — Clearing System
Sonstige (angeben) — *Clearing System*

Publication on the website of the stock exchange — Not applicable
Bekanntmachung auf der Website der Börse — *Nicht anwendbar*

Stock Exchange — Not applicable
Börse — *Nicht anwendbar*

Internet Address — Not applicable
Internetadresse — *Nicht anwendbar*

Governing law — **German Law**
Anwendbares Recht — ***Deutsches Recht***

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Interest of natural and legal persons involved in the issue/offer
Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind

☒ Save as discussed in the Prospectus under "Interest of Natural and Legal Persons involved in the Issue/Offer", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.
Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural and Legal Persons involved in the Issue/Offer" angesprochenen Interessen bestehen bei den an der Emission beteiligten Personen nach Kenntnis der Emittentin keine Interessen, die für das Angebot bedeutsam sind.

☐ Other interest (specify) *Andere Interessen (angeben)*	Not applicable *Nicht anwendbar*
Reasons for the offer ***Gründe für das Angebot***	Not applicable *Nicht anwendbar*
Estimated net proceeds *Geschätzter Nettobetrag der Erträge*	Not applicable *Nicht anwendbar*
Estimated total expenses of the issue *Geschätzte Gesamtkosten der Emission*	Not applicable *Nicht anwendbar*

Eurosystem eligibility
EZB-Fähigkeit

Intended to be held in a manner which would allow Eurosystem eligibility *Soll in EZB-fähiger Weise gehalten werden*	Not applicable *Nicht anwendbar*

Securities Identification Numbers
Wertpapier-Kenn-Nummern

☒ Common Code *Common Code*	027506992 *027506992*
☒ ISIN Code *ISIN Code*	XS0275069929 *XS0275069929*
☐ German Securities Code *Wertpapier-Kenn-Nummer (WKN)*	HBE1MG *HBE1MG*
☐ Any other securities number *Sonstige Wertpapier-Kenn-Nummer*	

Yield
Rendite

Yield *Rendite*	Not applicable *Nicht anwendbar*
☐ **Historic Interest Rates** ***Zinssätze der Vergangenheit***	Not applicable *Nicht anwendbar*

☐ Details relating to the Performance of the [Index][Formula][other variable].
Einzelheiten hinsichtlich der Entwicklung des [Index][der Formel][einer anderen Variablen]

Not applicable
Nicht anwendbar

☐ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**
Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage

Not applicable
Nicht anwendbar

Selling Restrictions
Verkaufsbeschränkungen

☒ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

☒ TEFRA C
TEFRA C

☐ TEFRA D
TEFRA D

☐ Neither TEFRA C nor TEFRA D
Weder TEFRA C noch TEFRA D

☐ Additional Selling Restrictions (specify)
Zusätzliche Verkaufsbeschränkungen (angeben)

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.

Not applicable
Nicht anwendbar

Restrictions on the free transferability of the Notes
Beschränkungen der freien Übertragbarkeit der Wertpapiere

Not applicable
Nicht anwendbar

TERMS AND CONDITIONS OF THE OFFER ***BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS***	Not applicable *Nicht anwendbar*

Placing and Underwriting
Platzierung und Übernahme

Method of distribution
Vertriebsmethode

☒ Non-syndicated
Nicht syndiziert

☐ Syndicated
Syndiziert

Subscription Agreement ***Übernahmevertrag***	Not applicable *Nicht anwendbar*

Management Details including form of commitment
Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address) *Plazeur / Bankenkonsortium (Name und Adresse angeben)*	Deutsche Bank AG, London Branch *Deutsche Bank AG, London Branch*

☒ firm commitment

feste Zusage

☐ no firm commitment/best efforts arrangements
keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions — **Not applicable**
Provisionen — ***Nicht anwendbar***

Stabilising Dealer(s)/Manager(s) — **None**
Kursstabilisierender Dealer/Manager — ***keiner***

Listing(s) — None
Börsenzulassung(en) — *Keine*

Date of admission — **Not applicable**
Datum der Zulassung — ***Nicht anwendbar***

Estimate of the total expenses related to admission to trading — **Not applicable**
Geschätzte Gesamtkosten für die Zulassung zum Handel — ***Nicht anwendbar***

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment
Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung

☒ Not applicable
Nicht anwendbar

Rating of the Issuer — **AAA (S&P)/Aaa (Moody's)**
Rating of the Issuer — ***AAA (S&P)/Aaa (Moody's)***

Other relevant terms and conditions (specify) — **Not applicable**
Andere relevante Bestimmungen (einfügen) — ***Nicht anwendbar***

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt "Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, dass diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten weggelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

____
[Name & title of signatory]
[Name und Titel des Unterzeichnenden]

13 November 2006
13. November 2006

Final Terms
Endgültige Bedingungen

JPY 8,400,000,000 Floating Rate Public Sector Pfandbrief due 20 December 2013
issued pursuant to the

JPY 8.400.000.000 variabel verzinslicher öffentlicher Pfandbrief fällig 20. Dezember 2013
begeben aufgrund des

Euro 30,000,000,000
Essen Hyp Debt Issuance Programme

dated 28 April 2006
datiert 28. April 2006

of
der

Hypothekenbank in Essen Aktiengesellschaft



Issue Price: 100 per cent.
Ausgabepreis: 100 %

Issue Date: 15 November 2006
Tag der Begebung: 15. November 2006

Series No: HBE1MH
Serien Nr.: HBE1MH

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the **"Prospectus"**) and these Final Terms. The Prospectus and any supplement thereto is available for viewing in electronic form on the website of the Luxembourg Stock Exchange (www.bourse.lu) and on the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_ prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.

Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das "Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverschreibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 28. April 2006 über das Programm (der "Prospekt") zusammengenommen werden. Der Prospekt sowie jeder Nachtrag können in elektronischer Form auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.

Part I. TERMS AND CONDITIONS
Teil I. EMISSIONSBEDINGUNGEN

This Part I of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

Dieser Teil I der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Schuldverschreibungen (die "Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.

Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.

Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungen anwendbaren Emissionsbedingungen (die "Bedingungen") gestrichen.

PART I. A. Notes other than Participation Certificates
TEIL I. A. Schuldverschreibungen, die keine Genussscheine sind

Issuer
Emittentin

Hypothekenbank in Essen Aktiengesellschaft

Form of Conditions
Form der Bedingungen

☒ Long-Form
Nicht-konsolidierte Bedingungen

☐ Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☒ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination
Währung und Stückelung

Specified Currency
Festgelegte Währung

Japanese Yen ("JPY")
Japanischer Yen ("JPY")

Aggregate Principal Amount *Gesamtnennbetrag*	JPY 8,400,000,000 *AUD 8.400.000.000*
Specified Denomination(s) *Festgelegte Stückelung/Stückelungen*	JPY 10,000,000 *JPY 10.000.000*
Number of Notes to be issued in each Specified Denomination *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen*	840 *840*
Minimum Transfer Amount (specify) *Mindestnennbetrag für Übertragungen (angeben)*	Not applicable *Nicht anwendbar*

Form
Form

☐ **Notes**
Schuldverschreibungen

☒ **Pfandbriefe**

☐ Mortgage Pfandbriefe
Hypothekenpfandbriefe

☒ Public-Sector Pfandbriefe
Öffentliche Pfandbriefe

☐ **New Global Note**
New Global Note

☒ **TEFRA C**
TEFRA C

☒ Permanent Global Note
Dauerglobalurkunde

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

Definitive Notes ***Einzelurkunden***	**No** ***Nein***

Certain Definitions
Definitionen

Clearing System
Clearing System

☐ Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

☒ Euroclear Bank S. A./N. V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

☒ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

☐ The Depository Trust Company
55 Water Street
New York, NY 10041-0099
USA

☐ Other (specify)

Sonstige (angeben)

STATUS (§ 2)
STATUS (§ 2)

☐ Unsubordinated
Nicht-nachrangig

☐ Subordinated
Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

☐ **Fixed Rate Notes**
Festverzinsliche Schuldverschreibungen
Rate of Interest and Interest Payment Dates
Zinssatz und Zinszahlungstage

☒ **Floating Rate Notes**
Variabel verzinsliche Schuldverschreibungen

Interest Payment Dates
Zinszahlungstage

Interest Commencement Date — 15 November 2006
Verzinsungsbeginn — *15. November 2006*

Specified Interest Payment Dates — 20 March, 20 June, 20 September, 20 December
Festgelegte Zinszahlungstage — *20. März, 20 Juni, 20. September, 20. Dezember*

Specified Interest Period(s) — Quarterly.
There will be a short interest period from (including) 15 November 2006 to (excluding) 20 December 2006. The interest rate for the short first interest period shall be determined on the basis of linear interpolation between the 1-Month JPY LIBOR and the 2-Months JPY LIBOR.

Festgelegte Zinsperiode(n) — *Vierteljährlich.*
Es besteht eine kurze Zinsperiode von (einschließlich) 15. November 2006 bis (ausschließlich) 20. Dezember 2006. Der Zinssatz für die kurze Zinsperiode wird ermittelt durch lineare Interpolation zwischen dem 1-Monats JPY LIBOR und dem 2-Monats JPY LIBOR.

Business Day Convention
Geschäftstagskonvention

☒ Modified Following Business Day Convention
Modifizierte Folgender Geschäftstag-Konvention

☐ FRN Convention (specify period(s)
FRN Konvention (Zeitraum angeben)

☐ Following Business Day Convention
Folgender Geschäftstag-Konvention

☐ Preceding Business Day Convention
Vorangegangener Geschäftstag-Konvention

Relevant Financial Centres — **TARGET, Tokyo and London**
Relevante Finanzzentren — ***TARGET, Tokio und London***

Rate of Interest
Zinssatz

☒ Screen Rate Determination
Bildschirmfeststellung

☐ EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone)
EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/ Interbanken-Markt in der Euro-Zone)

☐ LIBOR (London time/London Business Day London Interbank Market)
LIBOR (Londoner Ortszeit/Londoner Geschäftstag/ Londoner Interbanken-Markt)

☒ Other (specify) — 3-Month JPY LIBOR
Sonstige (angeben) — *3-Month JPY LIBOR*

Screen page — Telerate 3750
Bildschirmseite — *Telerate 3750*

☐ Formula
Formel

Reference Banks (if other than as specified in § 3(2)) (specify)
Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)

☐ ISDA Determination
ISDA-Feststellung

☐ Other Method of Determination (insert details (including Margin, Interest Determination Date, Reference Banks, fall-back provisions))
Andere Methoden der Bestimmung (Einzelheiten angeben (einschließlich Zinsfestlegungstag, Marge, Referenzbanken, Ausweichbestimmungen))

Margin — 0.06 per cent. per annum
Marge — *0,06 % per annum*

☐ plus
plus

☒ minus
minus

Interest Determination Date
Zinsfestlegungstag

☒ second Business Day prior to commencement of Interest Period
zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode

☐ first day of each Interest Period
erster Tag der jeweiligen Zinsperiode

☐ other (specify)
sonstige (angeben)

Minimum and Maximum Rate of Interest — **Not applicable**
Mindest- und Höchstzinssatz — ***Nicht anwendbar***

☐ **Zero Coupon Notes**
Nullkupon-Schuldverschreibungen

☐ **Dual Currency Notes**
Doppelwährungs-Schuldverschreibungen

☐ **Instalment Notes**
Raten-Schuldverschreibungen

☐ **Index-linked Notes**

Indexierte Schuldverschreibungen

☐ **Credit-linked Notes**
Credit-linked Notes

☐ **other structured Notes**
andere strukturierte Schuldverschreibungen

Day Count Fraction
Zinstagequotient

☐ Actual/Actual (ICMA)

☐ Actual/Actual (ISDA) (Actual/365)

☐ Actual/365 (Fixed)

☒ Actual/360

☐ 30/360 or 360/360 (Bond Basis)

☐ 30E/360 (Eurobond Basis)

☐ Other
Anderer

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all) — TARGET, Tokyo and London
Relevante(s) Finanzzentren(um) (alle angeben) — *TARGET, Tokio und London*

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

☐ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**
Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen

☒ Maturity Date — 20 December 2013
Fälligkeitstag — *20. Dezember 2013*

☐ Redemption Month
Rückzahlungsmonat

☒ Final Redemption Amount
Rückzahlungsbetrag

☒ Principal amount
Nennbetrag

☐ Final Redemption Amount (per specified denomination)
Rückzahlungsbetrag (für jede festgelegte Stückelung)

☐ **Instalment Notes**
Raten-Schuldverschreibungen

Early Redemption
Vorzeitige Rückzahlung

Optional Redemption for Taxation Reasons — **Not applicable**
Option zur vorzeitigen Rückzahlung aus steuerlichen Gründen — ***Nicht anwendbar***

Early Redemption at the Option of the Issuer ***Vorzeitige Rückzahlung nach Wahl der Emittentin***	**Not applicable** ***Nicht anwendbar***
Early Redemption at the Option of a Holder ***Vorzeitige Rückzahlung nach Wahl des Gläubigers***	**Not applicable** ***Nicht anwendbar***
Early Redemption Amount ***Vorzeitiger Rückzahlungsbetrag***	**Not applicable** ***Nicht anwendbar***

Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes
Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind

☐ **Dual Currency Notes**
Doppelwährungs-Schuldverschreibungen

☐ **Index-linked Notes**
Indexierte Schuldverschreibungen

☐ **Credit-linked Notes**
Credit-linked Schuldverschreibungen

☐ **other structured Notes**
andere strukturierte Schuldverschreibungen

FISCAL AGENT, PAYING AGENT[S] AND CALCULATION AGENT (§ 6)
EMISSIONSSTELLE, ZAHLSTELLE[N] UND BERECHNUNGSSTELLE (§ 6)

Paying Agents
Zahlstellen

☒ Fiscal Agent *Emissionsstelle*	BNP Paribas Security Services, Luxembourg Branch *BNP Paribas Security Services, Luxembourg Branch*
☐ Additional Paying Agent(s)/specified office(s) *Zahlstelle(n)/bezeichnete Geschäftsstelle(n)*	
☒ Calculation Agent *Berechnungsstelle*	BNP Paribas Security Services, Luxembourg Branch *BNP Paribas Security Services, Luxembourg Branch*

☒ Yes
Ja

☐ No
Nein

☐ Required location (specify)
Vorgeschriebenen Ort (angeben)

NOTICES (§ 12)
MITTEILUNGEN (§ 12)

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

☐ London (Financial Times)
London (Financial Times)

☐ Luxembourg (d'Wort)
Luxemburg (d'Wort)

☐ Germany (Börsen-Zeitung)
Deutschland (Börsen-Zeitung)

☒ Other (specify) — Clearing System
Sonstige (angeben) — Clearing System

Publication on the website of the stock exchange — Not applicable
Bekanntmachung auf der Website der Börse — Nicht anwendbar

Stock Exchange — Not applicable
Börse — Nicht anwendbar

Internet Address — Not applicable
Internetadresse — Nicht anwendbar

Governing law — German Law
Anwendbares Recht — Deutsches Recht

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Interest of natural and legal persons involved in the issue/offer
Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind

☒ Save as discussed in the Prospectus under "Interest of Natural and Legal Persons involved in the Issue/Offer", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.
Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural and Legal Persons involved in the Issue/Offer" angesprochenen Interessen bestehen bei den an der Emission beteiligten Personen nach Kenntnis der Emittentin keine Interessen, die für das Angebot bedeutsam sind.

☐ Other interest (specify) *Andere Interessen (angeben)*	Not applicable *Nicht anwendbar*
Reasons for the offer ***Gründe für das Angebot***	Not applicable *Nicht anwendbar*
Estimated net proceeds *Geschätzter Nettobetrag der Erträge*	JPY 8,387,250,000 *JPY 8.387.250.000*
Estimated total expenses of the issue *Geschätzte Gesamtkosten der Emission*	Not applicable *Nicht anwendbar*

Eurosystem eligibility
EZB-Fähigkeit

Intended to be held in a manner which would allow Eurosystem eligibility *Soll in EZB-fähiger Weise gehalten werden*	Not applicable *Nicht anwendbar*

Securities Identification Numbers
Wertpapier-Kenn-Nummern

☒ Common Code *Common Code*	027506950 *027506950*
☒ ISIN Code *ISIN Code*	XS0275069507 *XS0275069507*
☐ German Securities Code *Wertpapier-Kenn-Nummer (WKN)*	HBE1MH *HBE1MH*
☐ Any other securities number *Sonstige Wertpapier-Kenn-Nummer*	

Yield
Rendite

Yield *Rendite*	Not applicable *Nicht anwendbar*
☐ **Historic Interest Rates** ***Zinssätze der Vergangenheit***	Not applicable *Nicht anwendbar*

☐ Details relating to the Performance of the [Index][Formula][other variable].
Einzelheiten hinsichtlich der Entwicklung des [Index][der Formel][einer anderen Variablen]
Not applicable
Nicht anwendbar

☐ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**
Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage

Not applicable
Nicht anwendbar

Selling Restrictions
Verkaufsbeschränkungen

☒ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

☒ TEFRA C
TEFRA C

☐ TEFRA D
TEFRA D

☐ Neither TEFRA C nor TEFRA D
Weder TEFRA C noch TEFRA D

☐ Additional Selling Restrictions (specify)
Zusätzliche Verkaufsbeschränkungen (angeben)

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.

Not applicable
Nicht anwendbar

Restrictions on the free transferability of the Notes
Beschränkungen der freien Übertragbarkeit der Wertpapiere

Not applicable
Nicht anwendbar

TERMS AND CONDITIONS OF THE OFFER — Not applicable
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS — *Nicht anwendbar*

Placing and Underwriting
Platzierung und Übernahme

Method of distribution
Vertriebsmethode

☒ Non-syndicated
Nicht syndiziert

☐ Syndicated
Syndiziert

Subscription Agreement — Not applicable
Übernahmevertrag — *Nicht anwendbar*

Management Details including form of commitment
Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address) *Plazeur / Bankenkonsortium (Name und Adresse angeben)*	Deutsche Bank AG, London Branch *Deutsche Bank AG, London Branch*

☒ firm commitment
feste Zusage

☐ no firm commitment/best efforts arrangements
keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions ***Provisionen***	**0.151786 per cent.** ***0,151786 %***
Stabilising Dealer(s)/Manager(s) ***Kursstabilisierender Dealer/Manager***	**None** ***keiner***
Listing(s) ***Börsenzulassung(en)***	None *Keine*
Date of admission ***Datum der Zulassung***	**Not applicable** ***Nicht anwendbar***
Estimate of the total expenses related to admission to trading ***Geschätzte Gesamtkosten für die Zulassung zum Handel***	**Not applicable** ***Nicht anwendbar***

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment
Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung

☒ Not applicable
Nicht anwendbar

Rating of the Issuer ***Rating of the Issuer***	**AAA (S&P)/Aaa (Moody's)** ***AAA (S&P)/Aaa (Moody's)***
Other relevant terms and conditions (specify) ***Andere relevante Bestimmungen (einfügen)***	**Not applicable** ***Nicht anwendbar***

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt "Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, dass diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten weggelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

____
[Name & title of signatory]
[Name und Titel des Unterzeichnenden]

The Final Terms will be displayed on the website of Essen Hyp (www.essenhyp.com) and in case of Notes listed on the Luxembourg Stock Exchange on the website of the Luxembourg Stock Exchange (www.bourse.lu).

November 16, 2006
16. November 2006

Final Terms
Endgültige Bedingungen

Euro 60,000,000 Floating Rate Public-Sector Pfandbriefe due November 27, 2014
issued pursuant to the

Euro 60.000.000 variable verzinsliche Öffentliche Pfandbriefe fällig 27. November 2014
begeben aufgrund des

Euro 30,000,000,000
Essen Hyp Debt Issuance Programme

dated 28 April 2006
datiert 28. April 2006

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 100.00 per cent.
Ausgabepreis: 100,00 %

Issue Date: November 17, 2006
Tag der Begebung: 17. November 2006

Series No: HBE1MK
Serien Nr.: HBE1MK

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the "Prospectus") and these Final Terms. The Prospectus and any supplement thereto is available for viewing in electronic form on the website of the Luxembourg Stock Exchange (www.bourse.lu) and on the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_ prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.

Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das "Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverschreibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 28. April 2006 über das Programm (der "Prospekt") zusammengenommen werden. Der Prospekt sowie jeder Nachtrag können in elektronischer Form auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter

folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.

Part I. TERMS AND CONDITIONS
Teil I. EMISSIONSBEDINGUNGEN

The Conditions applicable to the Notes (the "Conditions") and the German or English language translation thereof, if any, are attached to these Final Terms. They replace in full the Terms and Conditions of the Notes as set out in the Prospectus and take precedence over any conflicting provisions in these Final Terms.
Die für die Schuldverschreibungen geltenden Bedingungen (die "Bedingungen") sowie eine etwaige deutsch- oder englischsprachige Übersetzung sind Endgültigen Bedingungen beigefügt. Die Bedingungen ersetzen in Gänze die im Prospekt abgedruckten Emissionsbedingungen der Schuldverschreibungen und gehen etwaigen abweichenden Bestimmungen dieser Endgültigen Bedingungen vor.

PART I. A. Notes other than Participation Certificates
TEIL I. A. Schuldverschreibungen, die keine Genussscheine sind

Issuer — **Hypothekenbank in Essen Aktiengesellschaft**
Emittentin

Form of Conditions
Form der Bedingungen

☐ Long-Form
Nicht-konsolidierte Bedingungen

☒ Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

☒ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☐ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination
Währung und Stückelung

Specified Currency *Festgelegte Währung*	Euro *Euro*
Aggregate Principal Amount *Gesamtnennbetrag*	Euro 60,000,000 *Euro 60.000.000*
Specified Denomination(s) *Festgelegte Stückelung/Stückelungen*	Euro 1,000 *Euro 1.000*

Number of Notes to be issued in each Specified Denomination *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen*	60,000 *60.000*
Minimum Transfer Amount *Mindestnennbetrag für Übertragungen*	Euro 1,000 *Euro 1.000*

Form
Form

☐ **Notes**
Schuldverschreibungen

☒ **Pfandbriefe**

☐ Mortgage Pfandbriefe
Hypothekenpfandbriefe

☒ Public-Sector Pfandbriefe
Öffentliche Pfandbriefe

New Global Note ***New Global Note***	**No** ***Nein***

☒ **TEFRA C**
TEFRA C

☒ Permanent Global Note
Dauerglobalurkunde

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

☐ **TEFRA D**
TEFRA D

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Permanent Global Note
Dauerglobalurkunde

☐ Definitive Notes
Einzelurkunden

☐ **Neither TEFRA D nor TEFRA C**
Weder TEFRA D noch TEFRA C

☐ Permanent Global Note
Dauerglobalurkunde

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

Definitive Notes ***Einzelurkunden***	**No** ***Nein***

☐ Coupons
Zinsscheine

☐ Talons
Talons

☐ Receipts
Rückzahlungsscheine

Certain Definitions
Definitionen

Clearing System
Clearing System

☐ Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

☒ Euroclear Bank S. A./N. V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

☒ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

☐ The Depository Trust Company
55 Water Street
New York, NY 10041-0099
USA

☐ Other (specify)
Sonstige (angeben)

STATUS (§ 2)
STATUS (§ 2)

☒ Unsubordinated
Nicht-nachrangig

☐ Subordinated
Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

☐ **Fixed Rate Notes**
Festverzinsliche Schuldverschreibungen
Rate of Interest and Interest Payment Dates
Zinssatz und Zinszahlungstage

☒ **Floating Rate Notes**
Variabel verzinsliche Schuldverschreibungen

Interest Payment Dates
Zinszahlungstage

Interest Commencement Date *Verzinsungsbeginn*	November 17, 2006 *17. November 2006*
Specified Interest Payment Dates	March 20, June 20, September 20, December 20 in each year from

	and including 20 March 2007 (long first Interest Period) up to and including the Maturity Date (long last Interest Period), subject to adjusment in accordance with the Modified Folllowing Business Day Convention and there shall be an adjustment to the accrual of interest.
Festgelegte Zinszahlungstage	*20. März, 20. Juni, 20. September, 20. Dezember eines jeden Jahres, vom 20. März 2007 (einschließlich) (lange erste Zinsperiode) bis zum Fälligkeitstag (einschließlich) (lange letzte Zinsperiode), vorbehaltlich einer Anpassung gemäß der Modifizierte folgender Geschäftstag-Konvention und einer Anpassung aufgrund aufgelaufener Zinsen.*
Specified Interest Period(s) *Festgelegte Zinsperiode(n)*	3 months *3 Monate*
Business Day Convention ***Geschäftstagskonvention***	
☒ Modified Following Business Day Convention *Modifizierte Folgender Geschäftstag-Konvention*	Adjusted *Angepasst*
☐ FRN Convention (specify period(s) *FRN Konvention (Zeitraum angeben)*	
☐ Following Business Day Convention *Folgender Geschäftstag-Konvention*	
☐ Preceding Business Day Convention *Vorangegangener Geschäftstag-Konvention*	
Relevant Financial Centres ***Relevante Finanzzentren***	TARGET, London
Rate of Interest ***Zinssatz***	
☒ Screen Rate Determination *Bildschirmfeststellung*	
☒ EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone)	3 month EUR-EURIBOR, save for (i) the Interest Period from and including the Issue Date to but excluding 20 March 2007, where the rate will be the interpolated by means of straight-line interpolation of the 4- and 5-month rate, and (ii) the Interest Period from and including 20 June 2014 to but excluding the Maturity Date where

the rate will be interpolated by means of straight-line interpolation of the 5- and 6-month rates.

EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/ Interbanken-Markt in der Euro-Zone)

3-Monats EUR-EURIBOR, außer (i) für die erste Zinsperiode vom Valutie-rungstag (einschließlich) bis zum 20. März 2007 (ausschließlich) für die der Zinssatz mittels einer geradlinigen Interpolation des 4- und 5-Monats-Satzes ermittelt wird und (ii) für die Zinsperiode vom 20. Juni 2014 (einschließlich) bis zum Fälligkeitstag (ausschließlich) für die der Zinssatz mittels einer geradlinigen Interpolation des 5- und 6-Monats-Satzes ermittelt wird.

Screen page
Bildschirmseite

Telerate Page 248
Telerate Seite 248

☐ LIBOR (London time/London Business Day London Interbank Market)
LIBOR (Londoner Ortszeit/Londoner Geschäftstag/ Londoner Interbanken-Markt)

Screen page
Bildschirmseite

☐ Other (specify)
Sonstige (angeben)

Screen page
Bildschirmseite

☐ Formula
Formel
(set forth details in full here or in an attachment)
(Einzelheiten hier oder in einer Anlage einfügen)

Reference Banks (if other than as specified in § 3(2)) (specify)
Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)

☐ ISDA Determination
ISDA-Feststellung

☐ Other Method of Determination (insert details (including Margin, Interest Determination Date, Reference Banks, fall-back provisions))
Andere Methoden der Bestimmung (Einzelheiten angeben (einschließlich Zinsfestlegungstag, Marge, Referenzbanken, Ausweichbestimmungen))

Margin
Marge

0.015 per cent. per annum
0,015 % per annum

☐ plus
plus

☒ minus
minus

Interest Determination Date
Zinsfestlegungstag

☒ second Business Day prior to commencement of Interest Period
zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode

☐ first day of each Interest Period
erster Tag der jeweiligen Zinsperiode

☐ other (specify)
sonstige (angeben)

Minimum and Maximum Rate of Interest
Mindest- und Höchstzinssatz

☐ Minimum Rate of Interest
Mindestzinssatz

☐ Maximum Rate of Interest
Höchstzinssatz

☐ **Zero Coupon Notes**
Nullkupon-Schuldverschreibungen

Accrual of Interest
Auflaufende Zinsen

Amortisation Yield
Emissionsrendite

☐ **Dual Currency Notes**
Doppelwährungs-Schuldverschreibungen

(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine interest, a description of any market disruption or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Zinsbeträgen, eine Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen sowie Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

☐ **Instalment Notes**
Raten-Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **Index-linked Notes**
Indexierte Schuldverschreibungen
(set forth details in full here (including index/formula, basis for calculating interest, a description of any market disruption or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying))

(Einzelheiten einfügen (einschließlich des Index/der Formel, der Grundlage für die Berechnung der Zinsbeträge sowie Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen und Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

☐ **Credit-linked Notes**
Credit-linked Notes
(set forth details in full here (including basis for calculating interest and fall back provisions))
(Einzelheiten einfügen (einschließlich der Grundlagen für die Berechnung der Zinsbeträge sowie Ausweichbestimmungen))

☐ **other structured Notes**
andere strukturierte Schuldverschreibungen
(set forth details in full here (including fall back provisions, if applicable and the relevant reference date is not available))
(Einzelheiten einfügen (einschließlich Ausweichbestimmungen, wenn anwendbar und der maßgebliche Referenzsatz nicht verfügbar ist))

Day Count Fraction
Zinstagequotient

☐ Actual/Actual (ICMA)

☐ Actual/Actual (ISDA) (Actual/365)

☐ Actual/365 (Fixed)

☒ Actual/360

☐ 30/360 or 360/360 (Bond Basis)

☐ 30E/360 (Eurobond Basis)

☐ Other
Anderer

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all) *Relevante(s) Finanzzentren(um) (alle angeben)*	London, TARGET *London, TARGET*

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

☒ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**
Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen

☒ Maturity Date	November 27, 2014, subject to adjustment in accordance with the Modified Following Business Day Convention.
Fälligkeitstag	*November 27, 2014, vorbehaltlich einer Anpassung gemäß der Modifizierte folgender Geschäftstag-Konvention*
☐ Redemption Month *Rückzahlungsmonat*	
☐ Final Redemption Amount *Rückzahlungsbetrag*	
☒ Principal amount *Nennbetrag*	
☐ Final Redemption Amount (per specified denomination) *Rückzahlungsbetrag (für jede festgelegte Stückelung)*	
☐ **Instalment Notes** ***Raten-Schuldverschreibungen***	
Instalment Date(s) *Ratenzahlungstermin (e)*	
Instalment Amount(s) *Rate(n)*	

Early Redemption
Vorzeitige Rückzahlung

Optional Redemption for Taxation Reasons ***Option zur vorzeitigen Rückzahlung aus steuerlichen Gründen***	**No** ***Nein***
Early Redemption at the Option of the Issuer ***Vorzeitige Rückzahlung nach Wahl der Emittentin***	**No** ***Nein***
Early Redemption at the Option of a Holder ***Vorzeitige Rückzahlung nach Wahl des Gläubigers***	**No** ***Nein***

Early Redemption Amount
Vorzeitiger Rückzahlungsbetrag

Zero Coupon Notes:
Nullkupon-Schuldverschreibungen:

Reference Price
Referenzpreis

Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes
Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind

☐ **Dual Currency Notes**
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions))

(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))

☐ **Index-linked Notes**
Indexierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **Credit-linked Notes**
Credit-linked Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **other structured Notes**
andere strukturierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

FISCAL AGENT AND PAYING AGENT (§ 6)
EMISSIONSSTELLE UND ZAHLSTELLE (§ 6)

Paying Agents
Zahlstellen

☒ Fiscal Agent — BNP Paribas Securities Services, Luxembourg Branch
Emissionsstelle

☐ Additional Paying Agent(s)/specified office(s)
Zahlstelle(n)/bezeichnete Geschäftsstelle(n)

☒ Calculation Agent
Berechnungsstelle

☒ Yes — BNP Paribas Securities Services, Luxembourg Branch
Ja

☐ No
Nein

☐ Required location (specify)
Vorgeschriebenen Ort (angeben)

NOTICES (§ 10)
MITTEILUNGEN (§ 10)

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

☐ London (Financial Times)
London (Financial Times)

☒ Luxembourg (d'Wort)
Luxemburg (d'Wort)

☐ Germany (Börsen-Zeitung)
Deutschland (Börsen-Zeitung)

☐ Other (specify)
Sonstige (angeben)

Publication on the website of the stock exchange
Bekanntmachung auf der Website der Börse

Stock Exchange *Börse*	Luxembourg Stock Exchange *Luxemburger Börse*
Internet Address *Internetadresse*	
Governing law ***Anwendbares Recht***	**German Law** ***Deutsches Recht***

PART I. B. PARTICIPATION CERTIFICATES
TEIL I. B. GENUSSSCHEINE

Issuer
Emittentin

Form of Conditions
Form der Bedingungen

☐ Long-Form
Nicht-konsolidierte Bedingungen

☐ Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☐ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Issue, Principal Amount (§ 1)
Begebung, Nennbetrag (§ 1)

Aggregate Principal Amount *Gesammtnennbetrag*	[ ]
Date of general meeting *Datum der Hauptversammlung*	[ ]
Number of Participation Certificates *Anzahl der Stücke*	[ ]
Principal amount *Nennbetrag*	[ ]

Distributions (§ 2)
Ausschüttung (§ 2)

- ☐ Fixed Rate Participation Certificates
  festverzinsliche Genussscheine

  Rate of interest — [ ]
  Zinssatz

  Interest Commencement Date — [ ]
  Verzinsungsbeginn

- ☐ Floating Rate Participation Certificates
  variabel verzinsliche Genussscheine

  Interest Commencement Date — [ ]
  Verzinsungsbeginn

  Reference Dates — [ ]
  Referenztermine

  Margin
  Marge

  Euribor Rate [three/six/nine/twelve month]
  Euribor-Satz [drei/sechs/neun/zwölf Monate]

  Screen Page
  Bildschirmseite

Distribution Date(s) — [ ]
Ausschüttungstag(e)

First Distribution Date — [ ]
Erster Ausschüttungstag

Term, Termination by the Issuer (§ 6)
Laufzeit, Kündigung (§ 6)

End of term — end of fiscal year [ ]
Laufzeitende — *Ende Geschäftsjahr* [ ]

Repayment Date — [ ]
Rückzahlungstag

Interest Rate applicable to the Final Interest Period
Zinssatz für die abschließende Zinsperiode

- ☐ Distribution rate
  Ausschüttungszinssatz

- ☐ Other (specify) — [ ]
  Sonstige (angeben)

Termination
Kündigung

Call Date — [ ]
Ankündigungstermin

Date of Termination — [ ]
Kündigungstermin

PART I. C.: GLOBAL PFANDBRIEFE
TEIL I. C.: GLOBALPFANDBRIEFE

Issuer ***Emittentin***	**Hypothekenbank in Essen Aktiengesellschaft**
General Provisions (§ 1) ***Allgemeine Bestimmungen (§ 1)***	
☐ [Global] Mortgage Pfandbriefe *[Global] Hypothekenpfandbriefe*	
☐ [Global] Public-Sector Pfandbriefe *[Global] Öffentliche Pfandbriefe*	
Aggregate Principal Amount *Gesamtnennbetrag*	[ ]
Number of Notes *Anzahl der Stücke*	[ ]
Principal Amount *Nennbetrag*	[ ]
Number of Notes to be issued in the Principal Amount *Anzahl der im Nennbetragauszugebenden Schuldverschreibungen*	[ ]
Custodian for The Depository Trust Company *Verwahrer für The Depository Trust Company*	
☐ J. P. Morgan Trust Company, National Association	
☐ Other (specify) *Anderer (angeben)*	[ ]
Currency ***Währung***	
☐ EUR	
☐ USD	
Interest (§ 2) ***Zinsen (§ 2)***	
Rate of interest *Zinssatz*	[ ] per cent. per annum *[ ]% per annum*
Interest Commencement Date *Verzinsungsbeginn*	[ ]
Fixed Interest Payment Date(s) *Festzinstermin(e)*	[ ] *[ ] in jedem Jahr*
First Interest Payment Date *Erster Festzinstermin*	[ ] in each year
Initial Broken Amount *Anfänglicher Bruchteilzinsbetrag*	[ ]
Fixed Interest Date preceding the Maturity Date *Festzinstermin, der dem Fälligkeitstag vorangeht*	[ ]

Final Broken Amount [ ]
Abschließender Bruchteilzinsbetrag

Day Count Fraction
Zinstagequotient

☐ Actual/Actual (Actual/365)

☐ 30/360

Repayment (§ 3)
Rückzahlung (§ 3)

Specified Maturity Date [ ]
Festgelegter Endfälligkeitstag

Payments (§ 4)
Zahlungen (§ 4)

Frankfurt Business Day
Frankfurter Geschäftstag

☐ TARGET

Registrar and Paying Agents (§ 8)
Die Registrierungsstelle und die Zahlstellen (§ 8)

Paying Agent
Zahlstelle

☐ BNP Paribas Securities Services Luxembourg Branch

☐ Hypothekenbank in Essen AG

☐ J. P. Morgan Trust Company, National Association

☐ Other (specify) [ ]
Andere (angeben)

Notices (§ 9)
Bekanntmachungen (§ 9)

☐ d'Wort

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Specific Risk Factors
Spezielle Risikofaktoren

Interest of natural and legal persons involved in the issue/offer ***Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind***	**none** ***keine***

☒ Save as discussed in the Prospectus under "Interest of Natural and Legal Persons involved in the Issue/Offer", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.
Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural and Legal Persons involved in the Issue/Offer" angesprochenen Interessen bestehen bei den an der Emission beteiligten Personen nach Kenntnis der Emittentin keine Interessen, die für das Angebot bedeutsam sind.

☐ Other interest (specify)
Andere Interessen (angeben)

Reasons for the offer ***Gründe für das Angebot***	**Refinance** ***Refinanzierung***
Estimated net proceeds *Geschätzter Nettobetrag der Erträge*	Euro 60,000,000 *Euro 60.000.000*
Estimated total expenses of the issue *Geschätzte Gesamtkosten der Emission*	Euro 3,720 *Euro 3.720*

Eurosystem eligibility
EZB-Fähigkeit

Intended to be held in a manner which would allow Eurosystem eligibility *Soll in EZB-fähiger Weise gehalten werden*	No *Nein*

Securities Identification Numbers
Wertpapier-Kenn-Nummern

☒ Common Code *Common Code*	027543049 027543049
☒ ISIN Code *ISIN Code*	XS0275430493 XS0275430493
☒ German Securities Code *Wertpapier-Kenn-Nummer (WKN)*	HBE1MK HBE1MK
☐ Any other securities number *Sonstige Wertpapier-Kenn-Nummer*	

Yield
Rendite

Yield *Rendite*	[ ]

Method of calculating the yield
Berechnungsmethode der Rendite

- ☐ ICMA method: The ICMA method determines the effective interest rate of notes taking into account accrued interest on a daily basis
  ICMA Methode: Die ICMA Methode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen
- ☐ Other method (specify)
  Andere Methode (angeben)

☒ **Historic Interest Rates**
Zinssätze der Vergangenheit

Details of historic EURIBOR rates can be obtained from *Einzelheiten der Entwicklung der EURIBOR Sätze in der Vergangenheit können abgerufen werden unter*	Telerate Page 3750 *Telerate Seite 3750*

☐ Details relating to the Performance of the [Index][Formula][other variable]
Einzelheiten hinsichtlich der Entwicklung des [Index][der Formel][einer anderen Variablen]

[specify details here (including where information relating to past and future performance and volatility of the index/formula/other variable can be obtained]
[Einzelheiten hier angeben (einschließlich, wo Informationen über die vergangene und künftige Weiterentwicklung sowie die Volatilität des Index/der Formel/einer anderen Variablen eingeholt werden können]

Name of index *Bezeichnung des Index*	[ ]
Description of index / Details of where information about index can be obtained *Indexbeschreibung / Angaben, wo Informationen zum Index zu finden sind*	[ ]
Description of interest rate *Beschreibung des Zinssatzes*	[ ]
Other equivalent information regarding the underlying (including, in the case of a basket of underlyings, a disclosure of the relevant weightings of each underlying in the basket) *Sonstige gleichwertigen Informationen bezüglich des Basiswertes (einschließlich, im Falle eines Korbs von Basiswerten, die Angabe der entsprechenden Gewichtungen jedes einzelnen Basiswertes im Korb)*	[ ]

Comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when risks are most evident
Umfassende Erläuterung darüber, wie der Wert der Anlage durch den Wert des Basiswerts beeinflusst wird, insb. in den Fällen, in denen die Risiken offensichtlich sind

[insert details here]
[Einzelheiten hier einfügen]

Market disruption or settlement disruption events that may affect the underlying
Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen

[insert details here]
[Einzelheiten hier einfügen]

Adjustment rules with relation to events concerning the underlying
Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen

[insert details here]
[Einzelheiten hier einfügen]

☐ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**
Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage

[specify details here]
[Einzelheiten hier angeben]

Selling Restrictions
Verkaufsbeschränkungen

☒ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

☒ TEFRA C
TEFRA C

☐ TEFRA D
TEFRA D

☐ Neither TEFRA C nor TEFRA D
Weder TEFRA C noch TEFRA D

☐ Additional Selling Restrictions (specify)
Zusätzliche Verkaufsbeschränkungen (angeben)

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.

none
keine

Restrictions on the free transferability of the Notes
Beschränkungen der freien Übertragbarkeit der Wertpapiere

none
keine

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Conditions, offer statistics, plan of distribution and allotment, pricing
Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung

Conditions to which the offer is subject
Bedingungen, denen das Angebot unterliegt

Time period, including any possible amendments, during which the offer will be open
Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Description of the application process
Beschreibung des Prozesses für die Umsetzung des Angebots

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)
Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Method and time limits for paying up the notes and for delivery of the notes
Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung

Manner and date in which results of the offer are to be made public
Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.
Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Various categories of potential investors to which the notes are offered
Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made
Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and amount of any expenses and taxes specifically charged to the subscriber or purchaser.
Kurs, zu dem die Schuldverschreibungen angeboten werden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Placing and Underwriting
Platzierung und Übernahme

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.
Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländern des Angebots.]

Method of distribution
Vertriebsmethode

☒ Non-syndicated
Nicht syndiziert

☐ Syndicated
Syndiziert

Subscription Agreement
Übernahmevertrag

Date of Subscription Agreement *Datum des Subscription Agreements*	Not applicable *Nicht anwendbar*
General Features of the Subscription Agreement *Hauptmerkmale des Übernahmevertrags*	Not applicable *Nicht anwendbar*

Management Details including form of commitment
Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address) *Plazeur / Bankenkonsortium (Name und Adresse angeben)*	J.P. Morgan Securities Ltd. 125 London Wall GB-London EC2Y 5AJ

☒ firm commitment

feste Zusage

☐ no firm commitment/best efforts arrangements
keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions ***Provisionen***	Not applicable *Nicht anwendbar*
Management/Underwriting Commission (specify) *Management- und Übernahmeprovision (angeben)*	
Selling Concession (specify) *Verkaufsprovision (angeben)*	
Listing Commission *Börsenzulassungprovision*	
Other (specify) *Andere (angeben)*	
Stabilising Dealer(s)/Manager(s) ***Kursstabilisierender Dealer/Manager***	none *keiner*
Listing(s) ***Börsenzulassung(en)***	Yes *Ja*

☒ Luxembourg
Luxemburg

☒ Regulated Market

☐ Euro MTF

☐ Düsseldorf

☐ Other (insert details)
Sonstige (Einzelheiten einfügen)

Date of admission ***Datum der Zulassung***	November 17, 2006 *17. November 2006*
Estimate of the total expenses related to admission to trading ***Geschätzte Gesamtkosten für die Zulassung zum Handel***	Euro 3,720 *Euro 3.720*

All regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
Angabe sämtlicher geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind

☐ Luxembourg
Luxemburg

☐ Düsseldorf

☐ Other (insert details)
Andere (Einzelheiten einfügen)

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment
Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung

☒ Not applicable
Nicht anwendbar

Rating	Requested
Rating	*Angefordert*

Other relevant terms and conditions (specify)
Andere relevante Bestimmungen (einfügen)

Listing:
Börsenzulassung:

The above Final Terms comprise the details required to list this issue of Pfandbriefe pursuant to the € 30,000,000,000 Essen Hyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from November 17, 2006).
Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung dieser Emission von Pfandbriefen unter dem € 30.000.000.000 Essen Hyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem 17. November 2006) erforderlich sind.

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt "Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, dass diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten weggelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

____

Annex

TERMS AND CONDITIONS

§ 1
CURRENCY, DENOMINATION, FORM, CERTAIN DEFINITIONS

(1) *Currency; Denomination.* This Series HBE1MK of Public-Sector Pfandbriefe (*Öffentliche Pfandbriefe)* (the "Notes") of Hypothekenbank in Essen Aktiengesellschaft (the "Issuer") is being issued in Euro (the "Specified Currency") in the aggregate principal amount of Euro 60,000,000(in words: Euro sixty million) in denominations of Euro 1,000 (the "Specified Denominations").

(2) *Form.* The Notes are in bearer form and represented by one or more global notes (each, a "Global Note").

(3) *Permanent Global Note.* The Notes are represented by a permanent Global Note (the "Permanent Global Note") without coupons. The Permanent Global Note shall be signed manually by two authorized signatories of the Issuer and the independent trustee appointed by the Federal Financial Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht*) and shall be authenticated by or on behalf of the Fiscal Agent. Definitive Notes and interest coupons will not be issued.

(4) *Clearing System.* Each Global Note representing the Notes will be kept in custody by or on behalf of the Clearing System. "Clearing System" means each of the following: Clearstream Banking, société anonyme ("CBL") and Euroclear Bank S. A./N. V. as operator of the Euroclear System ("Euroclear").

(5) *Holder of Notes.* "Holder" means any holder of a proportionate co-ownership or other beneficial interest or right in the Notes.

§ 2
STATUS

The obligations under the Notes constitute unsubordinated obligations of the Issuer ranking *pari passu* among themselves. The Notes are covered in accordance with the Pfandbrief Act (*Pfandbriefgesetz*) and rank *pari passu* with all other obligations of the Issuer under Public-Sector Pfandbriefe.

§ 3
INTEREST

(1) *Interest Payment Dates.* (a) The Notes bear interest on their principal amount from November 17, 2006 (inclusive) (the "Interest Commencement Date") to the first Interest Payment Date (exclusive) and thereafter from each Interest Payment Date (inclusive) to the next following Interest Payment Date (exclusive). Interest on the Notes shall be payable on each Interest Payment Date.

(b) "Interest Payment Date" means March 20, June 20, September 20, December 20 in each year from and including March 20, 2007 (long first Interest Period) up to and including the Maturity Date (as defined in § 5) (long last Interest Period), subject to adjustment in accordance with the Modified Folllowing Business Day Convention and there shall be an adjustment to the accrual of interest.

(c) If any Interest Payment Date would otherwise fall on a day which is not a Business Day (as defined below), it shall be: postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event the payment date shall be the immediately preceding Business Day.

(d) In this § 3 "Business Day" means a day which is a day (other than a Saturday or a Sunday) on which both (i) the Clearing System, (ii) the Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET) and (iii) commercial banks and foreign exchange markets in London settle payments.

(2) *Rate of Interest.* The rate of interest (the "Rate of Interest") for each Interest Period (as defined below) will, except as provided below, be the offered quotation (expressed as a percentage rate per annum) for deposits in the Specified Currency for that Interest Period which appears on the Screen Page as of 11:00 a. m. (Brussels time) on the Interest Determination Date (as defined below) minus the Margin (as defined below), all as determined by the Calculation Agent, save for (i) the Interest Period from and including the November 17, 2006 to but excluding March 20, 2007, where the relevant reference rate will be the interpolated by means of straight-line interpolation of the 4- and 5-month EUR-EURIBOR, and (ii) the Interest Period from and including

June 20, 2014 to but excluding the Maturity Date where the relevant reference rate will be the interpolated by means of straight-line interpolation of the 5- and 6-month EUR-EURIBOR.

"Interest Period" means each period from (and including) the Interest Commencement Date to (but excluding) the first Interest Payment Date and from (and including) each Interest Payment Date to (but excluding) the following Interest Payment Date.

"Interest Determination Date" means the second London and TARGET Business Day prior to the commencement of the relevant Interest Period. "London Business Day" means a day which is a day (other than a Saturday or Sunday) on which commercial banks are open for business (including dealings in foreign exchange and foreign currency) in London. "TARGET Business Day" means a day on which TARGET is operating.

"Margin" means 0.015 per cent. per annum.

"Screen Page" means Telerate Page 248.

If the Screen Page is not available or if no such quotation appears, in each case as at such time, the Calculation Agent shall request each of the Reference Banks (as defined below) to provide the Calculation Agent with its offered quotation (expressed as a percentage rate per annum) for deposits in the Specified Currency for the relevant Interest Period to leading banks in the interbank market in the euro-zone at approximately 11.00 a. m. (Brussels time) on the Interest Determination Date. If two or more of the Reference Banks provide the Calculation Agent with such offered quotations, the Rate of Interest for such Interest Period shall be the arithmetic mean (rounded, if necessary, to the nearest one thousandth of a percentage point, with 0.0005 being rounded upwards) of such offered quotations minus the Margin all as determined by the Calculation Agent.

If on any Interest Determination Date only one or none of the Reference Banks provides the Calculation Agent with such offered quotations as provided in the preceding paragraph, the Rate of Interest for the relevant Interest Period shall be the rate per annum which the Calculation Agent determines as being the arithmetic mean (rounded, if necessary, to the nearest one thousandth of a percentage point, with 0.0005 being rounded upwards) the rates, as communicated to (and at the request of) the Calculation Agent by the Reference Banks or any two or more of them, at which such banks were offered, as at 11.00 a. m. (Brussels time) on the relevant Interest Determination Date, deposits in the Specified Currency for the relevant Interest Period by leading banks in the interbank market in the euro-zone minus the Margin or, if fewer than two of the Reference Banks provide the Calculation Agent with such offered rates, the offered rate for deposits in the Specified Currency for the relevant Interest Period, or the arithmetic mean (rounded as provided above) of the offered rates for deposits in the Specified Currency for the relevant Interest Period, at which, on the relevant Interest Determination Date, any one or more banks (which bank or banks is or are in the opinion of the Calculation Agent and the Issuer suitable for such purpose) inform(s) the Calculation Agent it is or they are quoting to leading banks in the interbank market in the euro-zone (or, as the case may be, the quotations of such bank or banks to the Calculation Agent) minus the Margin. If the Rate of Interest cannot be determined in accordance with the foregoing provisions of this paragraph, the Rate of Interest shall be the offered quotation or the arithmetic mean of the offered quotations on the Screen Page, as described above, on the last day preceding the Interest Determination Date on which such quotations were offered minus the Margin (though substituting, where a different Margin is to be applied to the relevant Interest Period from that which applied to the last preceding Interest Period, the Margin relating to the relevant Interest Period in place of the Margin relating to that last preceding Interest Period).

As used herein, "Reference Banks" means those offices of four of such banks whose offered rates were used to determine such quotation when such quotation last appeared on the Screen Page.

"euro-zone" means the region comprised of those member states of the European Union that have adopted, or will have adopted from time to time, the single currency in accordance with the Treaty establishing the European Community (signed in Rome on March 25, 1957), as amended by the Treaty on European Union (signed in Maastricht on February 7, 1992) and the Amsterdam Treaty of October 2, 1997, as further amended from time to time.

(3) *Interest Amount*. The Calculation Agent will, on or as soon as practicable after each time at which the Rate of Interest is to be determined, calculate the amount of interest (the "Interest Amount") payable on the Notes for the relevant Interest Period. Each Interest Amount shall be calculated by applying the Rate of Interest and the Day Count Fraction (as defined below) to the aggregate principal amount of the Notes and rounding the resultant figure to the nearest unit of the Specified Currency, with 0.5 of such unit being rounded upwards.

(4) *Notification of Rate of Interest and Interest Amount.* The Calculation Agent will cause the Rate of Interest, each Interest Amount for each Interest Period, each Interest Period and the relevant Interest Payment Date to be notified to the Issuer and to the Holders in accordance with § 10 as soon as possible after their determination, but in no event later than the fourth London and TARGET Business Day (as defined in § 3(2)) thereafter and, if required by the rules of any stock exchange on which the Notes are from time to time listed, to such stock exchange, as soon as possible after their determination, but in no event later than the first day of the relevant Interest Period. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without prior notice in the event of an extension or shortening of the Interest Period. Any such amendment will be promptly notified to any stock exchange on which the Notes are then listed and to the Holders in accordance with § 10.

(5) *Determinations Binding.* All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this § 3 by the Calculation Agent shall (in the absence of manifest error) be binding on the Issuer, the Fiscal Agent the Paying Agent and the Holders.

(6) *Accrual of Interest.* The Notes shall cease to bear interest from their due date for redemption. If the Issuer shall fail to redeem the Notes when due, interest shall continue to accrue on the outstanding principal amount of the Notes beyond the due date until actual redemption of the Notes. The applicable Rate of Interest will be the default rate of interest established by law except the rate of interest of the Notes is higher than the default rate of interest established by law.

(7) *Day Count Fraction.* "Day Count Fraction" means, in respect of the calculation of an amount of interest on any Note for any period of time (the "Calculation Period"): the actual number of days in the Calculation Period divided by 360.

§ 4
PAYMENTS

(1) (a) *Payment of Principal.* Payment of principal in respect of Notes shall be made, subject to subparagraph (2) below, to the Clearing System or to its order for credit to the accounts of the relevant account Holders of the Clearing System upon presentation and (except in the case of partial payment) surrender of the Global Note representing the Notes at the time of payment at the specified office of the Fiscal Agent outside the United States.

(b) *Payment of Interest.* Payment of interest on Notes shall be made, subject to subparagraph (2), to the Clearing System or to its order for credit to the relevant account Holders of the Clearing System.

(2) *Manner of Payment.* Subject to applicable fiscal and other laws and regulations, payments of amounts due in respect of the Notes shall be made in Euro.

(3) *United States.* For purposes of subparagraph (1) of this § 4, "United States" means the United States of America (including the States thereof and the District of Columbia) and its possessions (including Puerto Rico, the U. S. Virgin Islands, Guam, American Samoa, Wake Island and Northern Mariana Islands).

(4) *Discharge.* The Issuer shall be discharged by payment to, or to the order of, the Clearing System.

(5) *Payment Business Day.* If the date for payment of any amount in respect of any Note is not a Payment Business Day then the Holder shall not be entitled to payment until the next such day in the relevant place and shall not be entitled to further interest or other payment in respect of such delay. For these purposes, "Payment Business Day" means a day which is a day (other than a Saturday or a Sunday) on which (i) the Clearing System, and (ii) commercial banks and foreign exchange markets in London and the Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET) settle payments.

(6) *References to Principal.* Reference in these Terms and Conditions to principal in respect of the Notes shall be deemed to include, as applicable: the Final Redemption Amount of the Notes; and any premium and any other amounts which may be payable under or in respect of the Notes.

(7) *Deposit of Principal and Interest.* The Issuer may deposit with the *Amtsgericht* in Frankfurt am Main principal or interest not claimed by Holders within twelve months after the Maturity Date, even though such Holders may not be in default of acceptance of payment. If and to the extent that the deposit is effected and the right of withdrawal is waived, the respective claims of such Holders against the Issuer shall cease.

§ 5
REDEMPTION

Unless previously redeemed in whole or in part or purchased and cancelled, the Notes shall be redeemed at their Final Redemption Amount on November 27, 2014 (the "Maturity Date"). The Final Redemption Amount in respect of each Note shall be its principal amount.

§ 6
FISCAL AGENT, PAYING AGENT AND CALCULATION AGENT

(1) *Appointment; Specified Offices.* The initial Fiscal Agent, Paying Agent and the Calculation Agent and their respective initial specified office is:

Fiscal Agent, Paying Agent and Calculation Agent:	BNP Paribas Securities Services, Luxembourg Branch 33, Rue de Gasperich Howald-Hesperange L-2085 Luxembourg Luxembourg

The Fiscal Agent, the Paying Agent and the Calculation reserve the right at any time to change its respective specified office to some other specified office in the same city.

(2) *Variation or Termination of Appointment.* The Issuer reserves the right at any time to vary or terminate the appointment of the Fiscal Agent or any Paying Agent or any Calculation Agent and to appoint another Fiscal Agent or additional or other Paying Agents. The Issuer shall at all times maintain (i) a Fiscal Agent, (ii) a Paying Agent in addition to the Fiscal Agent with a specified office in a continental European city, (iii) so long as the Notes are listed on the Luxembourg Stock Exchange, a Paying Agent (which may be the Fiscal Agent) with a specified office in Luxembourg and/or in such other place as may be required by the rules of such stock exchange and (iv) a Calculation Agent. Any variation, termination, appointment or change shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not less than 30 nor more than 45 days' prior notice thereof shall have been given to the Holders in accordance with § 10.

(3) *Agents of the Issuer.* The Fiscal Agent, the Paying Agent and the Calculation Agent act solely as agents of the Issuer and do not have any obligations towards or relationship of agency or trust to any Holder.

§ 7
TAXATION

All amounts payable in respect of the Notes shall be made without withholding or deduction for or on account of any present or future taxes or duties of whatever nature imposed or levied by way of withholding or deduction at source by or on behalf of the Federal Republic of Germany or any political subdivision or any authority thereof or therein having power to tax unless such withholding or deduction is required by law.

§ 8
PRESENTATION PERIOD

The presentation period provided in § 801 paragraph 1, sentence 1 BGB (*German Civil Code*) is reduced to ten years for the Notes.

§ 9
FURTHER ISSUES, PURCHASES AND CANCELLATION

(1) *Further Issues.* The Issuer may from time to time, without the consent of the Holders, issue further Notes having the same terms and conditions as the Notes in all respects (or in all respects except for the issue date, interest commencement date and/or issue price) so as to form a single Series with the Notes.

(2) *Purchases.* The Issuer may at any time purchase Notes in the open market or otherwise and at any price. Notes purchased by the Issuer may, at the option of the Issuer, be held, resold or surrendered to the Fiscal Agent for cancellation. If purchases are made by tender, tenders for such Notes must be made available to all Holders of such Notes alike.

(3) *Cancellation.* All Notes redeemed in full shall be cancelled forthwith and may not be reissued or resold.

§ 10
NOTICES

(1) *Publication.* All notices concerning the Notes shall be published in a leading daily newspaper having general circulation in Luxembourg. This newspaper is expected to be the *d' Wort*. Any notice so given will be deemed to have been validly given on the third day following the date of such publication (or, if published more than once, on the third day following the date of the first of any such publication).

(2) *Notification to Clearing System.* So long as any Notes are listed on a stock exchange, subparagraph (1) shall apply. If the Rules of the Luxembourg Stock Exchange so permit, the Issuer may deliver the relevant notice to the Clearing System for communication by the Clearing System to the Holders, in lieu of publication in the newspapers set forth in subparagraph (1) above; any such notice shall be deemed to have been given to the Holders on the seventh day after the day on which the said notice was given to the Clearing System.

§ 11
APPLICABLE LAW, PLACE OF PERFORMANCE, PLACE OF JURISDICTION AND ENFORCEMENT

(1) *Applicable Law.* The Notes, as to form and content, and all rights and obligations of the Holders and the Issuer, shall be governed by German law.

(2) *Place of Performance.* Place of performance shall be Essen.

(3) *Submission to Jurisdiction.* The District Court (*Landgericht*) in Essen shall have non-exclusive jurisdiction for any action or other legal proceedings ("Proceedings") arising out of or in connection with the Notes. The jurisdiction of such Court shall be exclusive if Proceedings are brought by merchants (*Kaufleute*), legal persons under public law (*juristische Personen des öffentlichen Rechts*), special funds under public law (*öffentlich-rechtliche Sondervermögen*) and persons not subject to the general jurisdiction of the courts of the Federal Republic of Germany (*Personen ohne allgemeinen Gerichtsstand in der Bundesrepublik Deutschland*). The German courts shall have exclusive jurisdiction over the annulment of lost or destroyed Notes.

(4) *Enforcement.* Any Holder of Notes may in any proceedings against the Issuer, or to which such Holder and the Issuer are parties, protect and enforce in his own name his rights arising under such Notes on the basis of (i) a statement issued by the Custodian with whom such Holder maintains a securities account in respect of the Notes (a) stating the full name and address of the Holder, (b) specifying the aggregate principal amount of Notes credited to such securities account on the date of such statement and (c) confirming that the Custodian has given written notice to the Clearing System containing the information pursuant to (a) and (b) and (ii) a copy of the Note in global form certified as being a true copy by a duly authorized officer of the Clearing System or a depository of the Clearing System, without the need for production in such proceedings of the actual records or the global note representing the Notes. For purposes of the foregoing, "Custodian" means any bank or other financial institution of recognized standing authorized to engage in securities custody business with which the Holder maintains a securities account in respect of the Notes and includes the Clearing System. Each Holder may, without prejudice to the foregoing, protect and enforce his rights under these Notes also in any other way which is admitted in the country of the Proceedings.

§ 12
LANGUAGE

These Terms and Conditions are written in the English language and provided with a German language translation. The English text shall be controlling and binding. The German language translation is provided for convenience only.

EMISSIONSBEDINGUNGEN FÜR PFANDBRIEFE

§ 1
WÄHRUNG, STÜCKELUNG, FORM, DEFINITIONEN

(1) *Währung; Stückelung.* Diese Serie HBE1MK der Öffentlichen Pfandbriefe (die "Schuldverschreibungen") der Hypothekenbank in Essen Aktiengesellschaft (die "Emittentin") wird in Euro (die "festgelegte Währung") im Gesamtnennbetrag von Euro 60.000.000 (in Worten: Euro sechzig Millionen) in Stückelungen von Euro 1.000 (die "festgelegten Stückelungen") begeben.

(2) *Form.* Die Schuldverschreibungen lauten auf den Inhaber und sind durch eine oder mehrere Globalurkunden verbrieft.

(3) *Dauerglobalurkunde.* Die Schuldverschreibungen sind durch eine Dauerglobalurkunde (die "Dauerglobalurkunde") ohne Zinsscheine verbrieft. Die Dauerglobalurkunde trägt die eigenhändigen Unterschriften zweier ordnungsgemäß bevollmächtigter Vertreter der Emittentin und des von der Bundesanstalt für Finanzdienstleistungsaufsicht bestellten Treuhänders und ist von der Emissionsstelle oder in deren Namen mit einer Kontrollunterschrift versehen. Einzelurkunden und Zinsscheine werden nicht ausgegeben.

(4) *Clearing System.* Jede Globalurkunde wird von einem oder im Namen eines Clearing Systems verwahrt. "Clearing System" bedeutet jeweils folgendes: Clearstream Banking, société anonyme ("CBL") and Euroclear Bank, S. A./N. V. als Betreiberin des Euroclear Systems ("Euroclear").

(5) *Gläubiger von Schuldverschreibungen.* "Gläubiger" bedeutet jeder Inhaber eines Miteigentumsanteils oder anderen Rechts an den Schuldverschreibungen.

§ 2
STATUS

Die Schuldverschreibungen begründen nicht nachrangige Verbindlichkeiten der Emittentin, die untereinander gleichrangig sind. Die Schuldverschreibungen sind nach Maßgabe des Pfandbriefgesetzes gedeckt und stehen im gleichen Rang mit allen anderen Verpflichtungen der Emittentin aus Öffentlichen Pfandbriefen.

§ 3
ZINSEN

(1) *Zinszahlungstage.* (a) Die Schuldverschreibungen werden in Höhe ihres Nennbetrages ab dem 17. November 2006 (der "Verzinsungsbeginn") (einschließlich) bis zum ersten Zinszahlungstag (ausschließlich) und danach von jedem Zinszahlungstag (einschließlich) bis zum nächstfolgenden Zinszahlungstag (ausschließlich) verzinst. Zinsen auf die Schuldverschreibungen sind an jedem Zinszahlungstag zahlbar.

(b) "Zinszahlungstag" bedeutet 20. März, 20. Juni, 20. September, 20. Dezember in jedem Jahr vom 20. März 2007 (einschließlich) (lange erste Zinsperiode) bis zum Fälligkeitstag (wie in § 5 definiert) (einschließlich) (lange letzte Zinsperiode), vorbehaltlich einer Anpassung gemäß der Modifizierte folgender Geschäftstag-Konvention und einer Anpassung aufgrund aufgelaufener Zinsen.

(c) Fällt ein Zinszahlungstag auf einen Tag, der kein Geschäftstag (wie nachstehend definiert) ist, so wird der Zinszahlungstag auf den nächstfolgenden Geschäftstag verschoben, es sei denn, jener würde dadurch in den nächsten Kalendermonat fallen; in diesem Fall wird der Zinszahlungstag auf den unmittelbar vorausgehenden Geschäftstag vorgezogen.

(d) In diesem § 3 bezeichnet "Geschäftstag" einen Tag (außer einem Samstag oder Sonntag), an dem (i) das Clearing System, (ii) das Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET) und (iii) Geschäftsbanken und Devisenmärkte in London Zahlungen abwickeln.

(2) *Zinssatz.* Der Zinssatz (der "Zinssatz") für jede Zinsperiode (wie nachstehend definiert) ist, sofern nachstehend nichts Abweichendes bestimmt wird, der Referenzsatz (ausgedrückt als Prozentsatz per annum) für Einlagen in der festgelegten Währung für die jeweilige Zinsperiode, der auf der Bildschirmseite am Zinsfestlegungstag (wie nachstehend definiert) gegen 11.00 Uhr (Brüsseler Ortszeit) angezeigt wird abzüglich der Marge (wie nachstehend definiert), wobei alle Festlegungen durch die Berechnungsstelle erfolgen, außer (i) für die erste Zinsperiode vom 17. November 2006 (einschließlich) bis zum 20. März 2007 (ausschließlich) für die der Referenzsatz mittels einer geradlinigen Interpolation des 4- und 5-Monats-EUR-EURIBOR ermittelt wird

und (ii) für die Zinsperiode vom 20. Juni 2014 (einschließlich) bis zum Fälligkeitstag (ausschließlich) für die der Referenzsatz mittels einer geradlinigen Interpolation des 5- und 6-Monats-EUR-EURIBOR ermittelt wird.

"Zinsperiode" bezeichnet jeweils den Zeitraum von dem Verzinsungsbeginn (einschließlich) bis zum ersten Zinszahlungstag (ausschließlich) bzw. von jedem Zinszahlungstag (einschließlich) bis zum jeweils darauffolgenden Zinszahlungstag (ausschließlich).

"Zinsfestlegungstag" bezeichnet den zweiten Londoner und TARGET Geschäftstag vor Beginn der jeweiligen Zinsperiode. "Londoner Geschäftstag" bezeichnet einen Tag (außer einem Samstag oder Sonntag), an dem Geschäftsbanken in London für Geschäfte (einschließlich Devisen- und Sortengeschäfte) geöffnet sind. "TARGET-Geschäftstag" bezeichnet einen Tag, an dem TARGET betriebsbereit ist.

Die "Marge" beträgt 0,015 % per annum.

"Bildschirmseite" bedeutet Telerate Seite 248.

Sollte die maßgebliche Bildschirmseite nicht zur Verfügung stehen oder wird kein Referenzsatz angezeigt (jeweils zu der genannten Zeit), wird die Berechnungsstelle von jeder der Referenzbanken (wie nachstehend definiert) in der Euro-Zone deren jeweilige Angebotssätze (jeweils als Prozentsatz per annum ausgedrückt) für Einlagen in der festgelegten Währung für die betreffende Zinsperiode gegenüber führenden Banken im Interbanken-Markt in der Euro-Zone um ca. 11.00 Uhr (Brüsseler Ortszeit) am Zinsfestlegungstag anfordern. Falls zwei oder mehr Referenzbanken der Berechnungsstelle solche Angebotssätze nennen, ist der Zinssatz für die betreffende Zinsperiode das arithmetische Mittel (falls erforderlich, auf- oder abgerundet auf das nächste ein Tausendstel Prozent, wobei 0,0005 aufgerundet wird) dieser Angebotssätze abzüglich der Marge, wobei alle Festlegungen durch die Berechnungsstelle erfolgen.

Falls an einem Zinsfestlegungstag nur eine oder keine der Referenzbanken der Berechnungsstelle solche im vorstehenden Absatz beschriebenen Angebotssätze nennt, ist der Zinssatz für die betreffende Zinsperiode der Satz per annum, den die Berechnungsstelle als das arithmetische Mittel (falls erforderlich, auf- oder abgerundet auf das nächste ein Tausendstel Prozent, wobei 0,0005 aufgerundet wird) der Angebotssätze ermittelt, die die Referenzbanken bzw. zwei oder mehrere von ihnen der Berechnungsstelle auf deren Anfrage als den jeweiligen Satz nennen, zu dem ihnen um ca. 11.00 Uhr (Brüsseler Ortszeit) an dem betreffenden Zinsfestlegungstag Einlagen in der festgelegten Währung für die betreffende Zinsperiode von führenden Banken im Interbanken-Markt in der Euro-Zone angeboten werden abzüglich der Marge; falls weniger als zwei der Referenzbanken der Berechnungsstelle solche Angebotssätze nennen, dann soll der Zinssatz für die betreffende Zinsperiode der Referenzsatz für Einlagen in der festgelegten Währung für die betreffende Zinsperiode oder das arithmetische Mittel (gerundet wie oben beschrieben) der Angebotssätze für Einlagen in der festgelegten Währung für die betreffende Zinsperiode sein, den bzw. die eine oder mehrere Banken (die nach Ansicht der Berechnungsstelle und der Emittentin für diesen Zweck geeignet sind) der Berechnungsstelle als Sätze bekannt geben, die sie an dem betreffenden Zinsfestlegungstag gegenüber führenden Banken am Interbanken-Markt in der Euro-Zone nennen (bzw. den diese Banken gegenüber der Berechnungsstelle nennen) abzüglich der Marge. Für den Fall, dass der Zinssatz nicht gemäß den vorstehenden Bestimmungen dieses Absatzes ermittelt werden kann, ist der Zinssatz der Referenzsatz oder das arithmetische Mittel der Angebotssätze auf der Bildschirmseite, wie vorstehend beschrieben, an dem letzten Tag vor dem Zinsfestlegungstag, an dem diese Angebotssätze angezeigt wurden abzüglich der Marge (wobei jedoch, falls für die betreffende Zinsperiode eine andere Marge als für die unmittelbar vorhergehende Zinsperiode gilt, die Marge der betreffenden Zinsperiode an die Stelle der Marge für die vorhergehende Zinsperiode tritt).

"Referenzbanken" bezeichnen diejenigen Niederlassungen von vier derjenigen Banken, deren Angebotssätze zur Ermittlung des maßgeblichen Angebotssatzes zu dem Zeitpunkt benutzt wurden, als solch ein Angebot letztmals auf der maßgeblichen Bildschirmseite angezeigt wurde.

"Euro-Zone" bezeichnet das Gebiet derjenigen Mitgliedstaaten der Europäischen Union, die gemäß dem Vertrag über die Gründung der Europäischen Gemeinschaft (unterzeichnet in Rom am 25. März 1957), geändert durch den Vertrag über die Europäische Union (unterzeichnet in Maastricht am 7 Februar 1992) und den Amsterdamer Vertrag vom 2. Oktober 1997, in seiner jeweiligen Fassung, eine einheitliche Währung eingeführt haben oder jeweils eingeführt haben werden.

(3) *Zinsbetrag*. Die Berechnungsstelle wird zu oder baldmöglichst nach jedem Zeitpunkt, an dem der Zinssatz zu bestimmen ist, den auf die Schuldverschreibungen zahlbaren Zinsbetrag (der "Zinsbetrag") für die entsprechende Zinsperiode berechnen. Der Zinsbetrag wird ermittelt, indem der Zinssatz und der Zinstagequotient (wie nachstehend definiert) auf den Gesamtnennbetrag der Schuldverschreibungen

angewendet werden, wobei der resultierende Betrag auf die kleinste Einheit der festgelegten Währung auf- oder abgerundet wird, wobei 0,5 solcher Einheiten aufgerundet werden.

(4) *Mitteilung von Zinssatz und Zinsbetrag.* Die Berechnungsstelle wird veranlassen, dass der Zinssatz, der Zinsbetrag für die jeweilige Zinsperiode, die jeweilige Zinsperiode und der betreffende Zinszahlungstag der Emittentin und den Gläubigern gemäß § 10 baldmöglichst, aber keinesfalls später als am vierten auf die Berechnung jeweils folgenden Londoner und TARGET Geschäftstag (wie in § 3(1) definiert) sowie jeder Börse, an der die betreffenden Schuldverschreibungen zu diesem Zeitpunkt notiert sind und deren Regeln eine Mitteilung an die Börse verlangen baldmöglichst, aber keinesfalls später als zu Beginn der jeweiligen Zinsperiode mitgeteilt werden. Im Fall einer Verlängerung oder Verkürzung der Zinsperiode können der mitgeteilte Zinsbetrag und Zinszahlungstag ohne Vorankündigung nachträglich angepasst (oder andere geeignete Anpassungsregelungen getroffen) werden. Jede solche Anpassung wird umgehend allen Börsen, an denen die Schuldverschreibungen zu diesem Zeitpunkt notiert sind, sowie den Gläubigern gemäß § 10 mitgeteilt.

(5) *Verbindlichkeit der Festsetzungen.* Alle Bescheinigungen, Mitteilungen, Gutachten, Festsetzungen, Berechnungen, Quotierungen und Entscheidungen, die von der Berechnungsstelle für die Zwecke dieses § 3 gemacht, abgegeben, getroffen oder eingeholt werden, sind (sofern nicht ein offensichtlicher Irrtum vorliegt) für die Emittentin, die Emissionsstelle, die Zahlstelle und die Gläubiger bindend.

(6) *Auflaufende Zinsen.* Der Zinslauf der Schuldverschreibungen endet an dem Tag, an dem sie zur Rückzahlung fällig werden. Sollte die Emittentin die Schuldverschreibungen bei Fälligkeit nicht einlösen, endet die Verzinsung des ausstehenden Nennbetrags der Schuldverschreibungen nicht am Fälligkeitstag, sondern erst mit der tatsächlichen Rückzahlung der Schuldverschreibungen. Der jeweils geltende Zinssatz ist der gesetzlich festgelegte Satz für Verzugszinsen, es sei denn, die Schuldverschreibungen werden mit einem höheren als dem gesetzlich festgelegten Satz für Verzugszinsen verzinst.

(7) *Zinstagequotient.* "Zinstagequotient" bezeichnet im Hinblick auf die Berechnung eines Zinsbetrages auf eine Schuldverschreibung für einen beliebigen Zeitraum (der "Zinsberechnungszeitraum"): die tatsächliche Anzahl von Tagen im Zinsberechnungszeitraum dividiert durch 360.

§ 4
ZAHLUNGEN

(1) (a) *Zahlungen auf Kapital.* Zahlungen auf Kapital in bezug auf die Schuldverschreibungen erfolgen nach Maßgabe des nachstehenden Absatzes 2 an das Clearing System oder dessen Order zur Gutschrift auf den Konten der jeweiligen Kontoinhaber des Clearing Systems gegen Vorlage und (außer im Fall von Teilzahlungen) Einreichung der die Schuldverschreibungen zum Zeitpunkt der Zahlung verbriefenden Globalurkunde bei der bezeichneten Geschäftsstelle der Emissionsstelle außerhalb der Vereinigten Staaten.

(b) *Zahlung von Zinsen.* Die Zahlung von Zinsen auf Schuldverschreibungen erfolgt nach Maßgabe von Absatz 2 an das Clearing System oder dessen Order zur Gutschrift auf den Konten der jeweiligen Kontoinhaber des Clearing Systems.

(2) *Zahlungsweise.* Vorbehaltlich geltender steuerlicher und sonstiger gesetzlicher Regelungen und Vorschriften erfolgen zu leistende Zahlungen auf die Schuldverschreibungen in Euro.

(3) *Vereinigte Staaten.* Für die Zwecke des Absatzes 1 dieses § 4 bezeichnet "Vereinigte Staaten" die Vereinigten Staaten von Amerika (einschließlich deren Bundesstaaten und des District of Columbia) sowie deren Territorien (einschließlich Puerto Ricos, der U. S. Virgin Islands, Guam, American Samoa, Wake Island und Northern Mariana Islands).

(4) *Erfüllung.* Die Emittentin wird durch Leistung der Zahlung an das Clearing System oder dessen Order von ihrer Zahlungspflicht befreit.

(5) *Zahltag.* Fällt der Fälligkeitstag einer Zahlung in bezug auf eine Schuldverschreibung auf einen Tag, der kein Zahltag ist, dann hat der Gläubiger keinen Anspruch auf Zahlung vor dem nächsten Zahltag am jeweiligen Geschäftsort. Der Gläubiger ist nicht berechtigt, weitere Zinsen oder sonstige Zahlungen aufgrund dieser Verspätung zu verlangen. Für diese Zwecke bezeichnet "Zahltag" einen Tag (außer einem Samstag oder Sonntag), an dem (i) das Clearing System und (ii) Geschäftsbanken und Devisenmärkte in London und das Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET) Zahlungen abwickeln.

(6) *Bezugnahmen auf Kapital.* Bezugnahmen in diesen Emissionsbedingungen auf Kapital der Schuldverschreibungen schließen, soweit anwendbar, die folgenden Beträge ein: den Rückzahlungsbetrag der

Schuldverschreibungen; sowie jeden Aufschlag sowie sonstige auf oder in bezug auf die Schuldverschreibungen zahlbaren Beträge.

(7) *Hinterlegung von Kapital und Zinsen.* Die Emittentin ist berechtigt, beim Amtsgericht Frankfurt am Main Zins- oder Kapitalbeträge zu hinterlegen, die von den Gläubigern nicht innerhalb von zwölf Monaten nach dem Fälligkeitstag beansprucht worden sind, auch wenn die Gläubiger sich nicht in Annahmeverzug befinden. Soweit eine solche Hinterlegung erfolgt, und auf das Recht der Rücknahme verzichtet wird, erlöschen die diesbezüglichen Ansprüche der Gläubiger gegen die Emittentin.

§ 5
RÜCKZAHLUNG

Soweit nicht zuvor bereits ganz oder teilweise zurückgezahlt oder angekauft und entwertet, werden die Schuldverschreibungen zu ihrem Rückzahlungsbetrag am 27. November 2014 (der "Fälligkeitstag") zurückgezahlt. Der Rückzahlungsbetrag in bezug auf jede Schuldverschreibung entspricht dem Nennbetrag der Schuldverschreibungen.

§ 6
DIE EMISSIONSSTELLE, DIE ZAHLSTELLE UND DIE BERECHNUNGSSTELLE

(1) *Bestellung; bezeichnete Geschäftsstelle.* Die anfänglich bestellte Emissionsstelle, die anfänglich bestellte Zahlstelle und die anfänglich bestellte Berechnungsstelle und deren anfängliche bezeichnete Geschäftsstelle lauten wie folgt:

Emissionsstelle, Zahlstelle und Berechnungsstelle:	BNP Paribas Securities Services, Luxembourg Branch 33, Rue de Gasperich Howald-Hesperange L-2085 Luxemburg Luxemburg

Die Emissionsstelle, die Zahlstelle und die Berechnungsstelle behalten sich das Recht vor, jederzeit ihre bezeichnete Geschäftsstelle durch eine andere bezeichnete Geschäftsstelle in derselben Stadt zu ersetzen.

(2) *Änderung der Bestellung oder Abberufung.* Die Emittentin behält sich das Recht vor, jederzeit die Bestellung der Emissionsstelle oder einer Zahlstelle oder der Berechnungsstelle zu ändern oder zu beenden und eine andere Emissionsstelle oder zusätzliche oder andere Zahlstellen zu bestellen. Die Emittentin wird zu jedem Zeitpunkt (i) eine Emissionsstelle unterhalten, (ii) zusätzlich zu der Emissionsstelle eine Zahlstelle mit bezeichneter Geschäftsstelle in einer kontinentaleuropäischen Stadt unterhalten, (iii) solange die Schuldverschreibungen an der Luxemburger Börse notiert sind, eine Zahlstelle (die die Emissionsstelle sein kann) mit bezeichneter Geschäftsstelle in Luxemburg und/oder an solchen anderen Orten unterhalten, die die Regeln dieser Börse verlangen und (iv) eine Berechnungsstelle unterhalten. Eine Änderung, Abberufung, Bestellung oder ein sonstiger Wechsel wird nur wirksam (außer im Insolvenzfall, in dem eine solche Änderung sofort wirksam wird), sofern die Gläubiger hierüber gemäß § 10 vorab unter Einhaltung einer Frist von mindestens 30 und nicht mehr als 45 Tagen informiert wurden.

(3) *Beauftragte der Emittentin.* Die Emissionsstelle und die Zahlstelle handeln ausschließlich als Beauftragte der Emittentin und übernehmen keinerlei Verpflichtungen gegenüber den Gläubigern; es wird kein Auftrags- oder Treuhandverhältnis zwischen ihnen und den Gläubigern begründet.

§ 7
STEUERN

Sämtliche in bezug auf die Schuldverschreibungen zu zahlenden Beträge sind an der Quelle ohne Einbehalt oder Abzug von oder aufgrund von gegenwärtigen oder zukünftigen Steuern oder sonstigen Abgaben gleich welcher Art zu leisten, die von oder in der Bundesrepublik Deutschland oder für deren Rechnung oder von oder für Rechnung einer politischen Untergliederung oder Steuerbehörde der oder in der Bundesrepublik Deutschland auferlegt oder erhoben werden, es sei denn, ein solcher Einbehalt oder Abzug ist gesetzlich vorgeschrieben.

§ 8
VORLEGUNGSFRIST

Die in § 801 Absatz 1 Satz 1 BGB bestimmte Vorlegungsfrist wird für die Schuldverschreibungen auf zehn Jahre verkürzt.

§ 9
BEGEBUNG WEITERER SCHULDVERSCHREIBUNGEN, ANKAUF UND ENTWERTUNG

(1) *Begebung weiterer Schuldverschreibungen.* Die Emittentin ist berechtigt, jederzeit ohne Zustimmung der Gläubiger weitere Schuldverschreibungen mit gleicher Ausstattung (gegebenenfalls mit Ausnahme des Tags der Begebung, des Verzinsungsbeginns und/oder des Ausgabepreises) in der Weise zu begeben, dass sie mit diesen Schuldverschreibungen eine einheitliche Serie bilden.

(2) *Ankauf.* Die Emittentin ist berechtigt, Schuldverschreibungen im Markt oder anderweitig zu jedem beliebigen Preis zu kaufen. Die von der Emittentin erworbenen Schuldverschreibungen können nach Wahl der Emittentin von ihr gehalten, weiterverkauft oder bei der Emissionsstelle zwecks Entwertung eingereicht werden. Sofern diese Käufe durch öffentliches Angebot erfolgen, muss dieses Angebot allen Gläubigern gemacht werden.

(3) *Entwertung.* Sämtliche vollständig zurückgezahlten Schuldverschreibungen sind unverzüglich zu entwerten und können nicht wiederbegeben oder wiederverkauft werden.

§ 10
MITTEILUNGEN

(1) *Bekanntmachung.* Alle die Schuldverschreibungen betreffenden Mitteilungen sind in einer führenden Tageszeitung mit allgemeiner Verbreitung in Luxemburg, voraussichtlich dem *d'Wort* zu veröffentlichen. Jede derartige Mitteilung gilt am dritten Tag nach dem Tag der Veröffentlichung (oder bei mehreren Veröffentlichungen am dritten Tag nach dem Tag der ersten solchen Veröffentlichung) als wirksam erfolgt.

(2) *Mitteilungen an das Clearing-System.* Solange Schuldverschreibungen an einer Börse notiert sind, findet Absatz 1 Anwendung. Soweit dies die Regeln der Luxemburger Börse zulassen, kann die Emittentin eine Veröffentlichung in einer Tageszeitung nach Absatz 1 durch eine Mitteilung an das Clearing System zur Weiterleitung an die Gläubiger ersetzen; jede derartige Mitteilung gilt am siebten Tag nach dem Tag der Mitteilung an das Clearing System als den Gläubigern mitgeteilt.

§ 11
ANWENDBARES RECHT, ERFÜLLUNGSORT, GERICHTSSTAND UND GERICHTLICHE GELTENDMACHUNG

(1) *Anwendbares Recht.* Form und Inhalt der Schuldverschreibungen sowie die Rechte und Pflichten der Gläubiger und der Emittentin bestimmen sich in jeder Hinsicht nach deutschem Recht.

(2) *Erfüllungsort.* Erfüllungsort ist Essen.

(3) *Gerichtsstand.* Nicht ausschließlich zuständig für sämtliche im Zusammenhang mit den Schuldverschreibungen entstehenden Klagen oder sonstige Verfahren ("Rechtsstreitigkeiten") ist das Landgericht Essen. Die Zuständigkeit des vorgenannten Gerichts ist ausschließlich, soweit es sich um Rechtsstreitigkeiten handelt, die von Kaufleuten, juristischen Personen des öffentlichen Rechts, öffentlichrechtlichen Sondervermögen und Personen ohne allgemeinen Gerichtsstand in der Bundesrepublik Deutschland angestrengt werden. Die deutschen Gerichte sind ausschließlich zuständig für die Kraftloserklärung abhanden gekommener oder vernichteter Schuldverschreibungen.

(4) *Gerichtliche Geltendmachung.* Jeder Gläubiger von Schuldverschreibungen ist berechtigt, in jedem Rechtsstreit gegen die Emittentin oder in jedem Rechtsstreit, in dem der Gläubiger und die Emittentin Partei sind, seine Rechte aus diesen Schuldverschreibungen im eigenen Namen auf der folgenden Grundlage zu schützen oder geltend zu machen: (i) er bringt eine Bescheinigung der Depotbank bei, bei der er für die Schuldverschreibungen ein Wertpapierdepot unterhält, welche (a) den vollständigen Namen und die vollständige Adresse des Gläubigers enthält, (b) den Gesamtnennbetrag der Schuldverschreibungen bezeichnet, die unter dem Datum der Bestätigung auf dem Wertpapierdepot verbucht sind und (c) bestätigt, dass die Depotbank gegenüber dem Clearing System eine schriftliche Erklärung abgegeben hat, die die

vorstehend unter (a) und (b) bezeichneten Informationen enthält; und (ii) er legt eine Kopie der die betreffenden Schuldverschreibungen verbriefenden Globalurkunde vor, deren Übereinstimmung mit dem Original eine vertretungsberechtigte Person des Clearing Systems oder des Verwahrers des Clearing Systems bestätigt hat, ohne dass eine Vorlage der Originalbelege oder der die Schuldverschreibungen verbriefenden Globalurkunde in einem solchen Verfahren erforderlich wäre. Für die Zwecke des Vorstehenden bezeichnet "Depotbank" jede Bank oder ein sonstiges anerkanntes Finanzinstitut, das berechtigt ist, das Wertpapierverwahrungsgeschäft zu betreiben und bei der/dem der Gläubiger ein Wertpapierdepot für die Schuldverschreibungen unterhält, einschließlich des Clearing Systems. Unbeschadet des Vorstehenden kann jeder Gläubiger seine Rechte aus den Schuldverschreibungen auch auf jede andere Weise schützen oder geltend machen, die im Land des Rechtsstreits prozessual zulässig ist.

§ 12
SPRACHE

Diese Emissionsbedingungen sind in englischer Sprache abgefasst. Eine Übersetzung in die deutsche Sprache ist beigefügt. Der englische Text ist bindend und maßgeblich. Die Übersetzung in die deutsche Sprache ist unverbindlich.

Pricing Supplement

Series No.: 1

Tranche No.: 1

Hypothekenbank in Essen Aktiengesellschaft

A$5,000,000,000 Medium Term Note Programme

Issue of

A$225,000,000 6% Notes due 2016 (**MTNs**)

The date of this Pricing Supplement is 28 November 2006.

This Pricing Supplement (as referred to in the Information Memorandum dated 13 October 2006 (**Information Memorandum**) in relation to the above Programme relates to the Tranche of MTNs referred to above. It is supplementary to, and should be read in conjunction with the MTN Deed Poll dated 13 October 2006 made by the Issuer (**MTN Deed Poll**). Terms defined in the MTN Deed Poll have the same meaning when used in this Pricing Supplement.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorised or to any person to whom it is unlawful to make such offer or solicitation. No action is being taken to permit an offering of the MTNs or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The particulars to be specified in relation to the Tranche of MTNs referred to above are as follows:

1	Issuer:	Hypothekenbank in Essen Aktiengesellschaft
2	Type of Issue:	Syndicated Issue
3	Purchasing Dealer(s):	ABN AMRO Bank N.V., Australian Branch Commonwealth Bank of Australia UBS AG, Australia Branch
4	Lead Manager(s):	ABN AMRO Bank N.V., Australian Branch

5	Registrar and Issuing and Paying Agent:	Austraclear Services Limited
6	Calculation Agent:	Austraclear Services Limited
7	If to form a single Series with an existing Series, specify details:	Not Applicable
8	Principal amount of Tranche:	A$225,000,000
9	Issue Date:	30 November 2006
10	Maturity Date:	30 November 2016
11	Issue Price:	99.333% of the principal amount
12	Net Proceeds:	A$223,499,250
13	Denomination:	A$1,000
14	Status of MTNs:	Pfandbrief MTNs
15	If the MTNs are issued as Pfandbrief MTNs:	Public-Sector Pfandbriefe (*Öffentliche Pfandbriefe*)
16	Type of MTNs:	Fixed Rate MTN
17	If the MTNs are Fixed Rate, specify:	Applicable
	(a) Fixed Coupon Amount:	A$30 per A$1,000 Denomination on each Interest Payment Date
	(b) Interest Rate(s):	6% per annum, payable semi-annually
	(c) Interest Commencement Date:	Issue Date
	(d) Interest Payment Dates:	30 May and 30 November in each year commencing on 30 May 2007 and ending on the Maturity Date
	(e) Business Day Convention:	Following
	(f) Day Count Fraction:	RBA Bond Basis
18	If the MTNs are Floating Rate, specify:	Not Applicable
19	MTN provisions if not Fixed Rate or Floating Rate:	Not Applicable

20	Default Rate:	Interest Rate
21	Final Redemption Amount:	Outstanding principal amount
22	Early Redemption at the option of MTN Holders:	Not Applicable
23	Early Redemption at the option of the Issuer:	Not Applicable
24	Additional Business Centres:	None
25	Other Conditions:	None
26	ISIN:	AU0000HESHA5
27	Common Code:	27715117
28	Selling restrictions:	As set out in the Information Memorandum
29	Listing:	Australian Stock Exchange

Responsibility

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed for and on behalf of

Hypothekenbank in Essen Aktiengesellschaft

By: .... By: ....

Name: Name:

Duly authorised Duly authorised

INFORMATION MEMORANDUM


ESSEN HYP

HYPOTHEKENBANK IN ESSEN AKTIENGESELLSCHAFT

The Issuer is a German mortgage bank and is not a bank which is authorised under the Banking Act 1959 (Cth) of Australia.

The MTNs are the obligations of the Issuer alone, and in particular are not guaranteed by the Commonwealth of Australia.

A$5,000,000,000
Medium Term Note Programme

Arranger

ABN AMRO BANK N.V., Australian Branch
(ABN 84 079 478 612)

Dealers

ABN AMRO BANK N.V., Australian Branch

Commonwealth Bank of Australia
(ABN 48 123 123 124)

National Australia Bank Limited
(ABN 12 004 044 937)

Royal Bank of Canada
(ABN 86 076 940 880)

UBS AG, Australia Branch
(ABN 47 088 129 613)

13 October 2006

4199473v1

Contents

Important Notice to Investors

Introduction

This Information Memorandum relates to a medium term note programme (**Programme**) established by Hypothekenbank in Essen Aktiengesellschaft, a German mortgage bank (**Issuer**) for the issue of registered, uncertificated medium term notes (**MTNs**) of the Issuer in Australia. The MTNs may be issued up to a maximum aggregate of A$5,000,000,000 (as that amount may be increased from time to time) (**Programme Limit**).

Prospective investors of the MTNs should read this section carefully prior to making any decision in relation to purchasing, subscribing for or investing in the MTNs issued under the Programme.

Issuer's responsibility

This Information Memorandum has been prepared by and issued with the authority of the Issuer, and the Issuer accepts responsibility for the information contained in this Information Memorandum.

This Information Memorandum is to be read in conjunction with each of the documents which are deemed to be incorporated by reference (refer to "Documents incorporated by reference" below). This Information Memorandum shall, unless otherwise expressly stated, be read and construed on the basis that such documents are so incorporated and form part of this Information Memorandum. References to "Information Memorandum" are to this Information Memorandum and to any other document incorporated by reference collectively and to any of them individually.

No independent verification

The Arranger, the Dealers, Registrar and the Issuing and Paying Agent (as each are defined in the "Summary of the Programme" below) have not been involved in the preparation of this Information Memorandum other than to confirm to the Issuer that their respective descriptions in the "Summary of the Programme" and details under the heading "Directory" are accurate as at the Preparation Date.

Neither of the Arranger, any Dealer, the Registrar or the Issuing and Paying Agent have independently verified the information contained in this Information Memorandum and accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by them as to the accuracy or completeness of this Information Memorandum or any further information supplied by the Issuer under this Information Memorandum or otherwise in connection with the Programme.

The Arranger, the Dealers, the Registrar and the Issuing and Paying Agent each act in accordance with their agreement with the Issuer and not in any capacity as a fiduciary or otherwise on behalf of holders of MTNs or prospective investors.

Independent advice

This Information Memorandum contains only summary information concerning the Issuer and the Programme. It is not a prospectus or other disclosure document for the purposes of the Corporations Act 2001 of Australia (**Corporations Act**), and is not intended to provide the basis of any credit or other evaluation in respect of the Issuer or the MTNs. This Information Memorandum should not be considered as a recommendation by the Issuer, the Arranger, any Dealer, the Registrar or the Issuing and Paying Agent that any

recipient of this Information Memorandum and any other related information should subscribe for or purchase any MTNs, or otherwise acquire any rights in respect of the MTNs. Each investor contemplating the purchase, subscription for or acquisition of MTNs under the Programme, or of any rights in respect of MTNs, should make (and shall be taken to have made) its own independent investigation and appraisal of the financial condition, affairs and creditworthiness of the Issuer.

No advice is given in respect of the taxation treatment of investors in connection with investment in any MTNs and each investor is advised to consult its own professional adviser.

No authorisation

No person has been authorised to provide any information or make any representations not contained in or consistent with the information contained in this Information Memorandum in connection with the Issuer, the Programme or the issue or sale of the MTNs and no such information or representation may be relied on as having been authorised by the Issuer, the Arranger, any Dealer, or the Issuing and Paying Agent.

Distribution arrangements

The distribution of this Information Memorandum and any Pricing Supplement and the offer or sale of MTNs may be restricted by law in certain jurisdictions. No representation is made by any party that this document may be lawfully distributed, or that any MTNs may be lawfully offered, purchased or subscribed for, in compliance with any applicable registration or other requirements in any such jurisdiction, or under an exemption available in that jurisdiction, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the Issuer, the Arranger, the Dealer, the Registrar, or the Issuing and Paying Agent which would permit a public or other offering of any MTNs or distribution of this Information Memorandum in any jurisdiction where action for that purpose is required.

Fees

The Issuer has agreed to pay the Agents fees for undertaking their respective roles and reimburse them for certain of their expenses incurred in connection with the Programme. The Issuer may also pay Dealers a fee in respect of the issue of MTNs and has agreed to reimburse the Arranger and Dealer for certain expenses incurred in connection with the Programme and indemnify the Arranger and Dealer against certain liabilities in connection with the offer and sale of the MTNs. Each of the Arranger and each Dealer, and their respective subsidiaries, directors and employees may have pecuniary or other interests in the MTNs and may also have interests under other arrangements and may receive fees, brokerage and commissions and may act as principal in dealing in any MTNs.

Banking Act

The Issuer is a German mortgage bank and is not a bank which is authorised under the Banking Act 1959 (Cth) of Australia. The MTNs are the obligations of the Issuer alone, and in particular are not guaranteed by the Commonwealth of Australia.

No registration in the United States

The MTNs have not been and will not be registered under the United States Securities Act of 1933 as amended (**Securities Act**), or the securities laws of any state in the United States. The MTNs may not be offered or sold at any time within the United States or to, or for the account of, U.S. persons (as defined in Regulation S under the Securities

Act), unless such MTNs are registered under the Securities Act or an exemption from the registration requirements thereof is available.

No offer

This Information Memorandum does not, and is not intended to, constitute an offer or invitation by or on behalf of the Issuer, the Arranger, the Dealer, the Registrar, or the Issuing and Paying Agent to any person to subscribe for, purchase or otherwise deal in any MTNs nor is it intended to be used for the purpose of, or in connection with, offers or invitations to subscribe for, purchase or otherwise deal in any MTNs.

Currency of information

The information contained in this Information Memorandum is prepared as of the Preparation Date (as defined below). Neither the delivery of this Information Memorandum nor any sale made in connection with this Information Memorandum at any time implies that the information contained in it is correct at any time subsequent to the Preparation Date or that any other information supplied in connection with the Programme is correct as of any time subsequent to the Preparation Date.

In this Information Memorandum, **Preparation Date** means:

- in relation to this Information Memorandum, the date indicated on its face or, if the Information Memorandum has been amended or supplemented, the date indicated on the face of that amendment or supplement;
- in relation to the most recent financial statements incorporated in this Information Memorandum by reference, the date up to, or as at, the date of such financial statements; and
- in relation to any other item of information which is to be read in conjunction with this Information Memorandum, the date indicated on its face as being its date of release.

The Arranger, the Dealer, the Registrar, and the Issuing and Paying Agent expressly do not undertake to review the financial condition or affairs of the Issuer during the life of the Programme and make no representation or warranty as to the currency of information in the Information Memorandum or other documents.

Investors should review, amongst other things, each of the documents deemed to be incorporated in this Information Memorandum by reference when deciding whether or not to purchase any MTNs.

Documents incorporated by reference

The following documents are incorporated in and taken to form part of this Information Memorandum:

- all amendments and supplements to this Information Memorandum prepared by the Issuer from time to time;
- the most recently published audited annual financial statements of the Issuer (which can be accessed via the Issuer's website at www.essenhyp.com); and
- all documents issued by the Issuer and stated to be incorporated in this Information Memorandum by reference including, in the case of any Series of MTNs, a Pricing Supplement.

Any statement contained in this Information Memorandum, or in any of the documents incorporated by reference in, and forming part of this Information Memorandum, shall be

modified or superseded for the purpose of this Information Memorandum to the extent that a statement contained in any document subsequently incorporated by reference modifies or supersedes such statement.

Copies of documents incorporated by reference are available free of charge from the Issuer or the Arranger, at their offices specified in the "Directory" below.

Summary of the Programme

The following is a brief summary of relevant aspects of the Programme. This summary should be read in conjunction with the remainder of the information contained in this Information Memorandum including, in relation to any MTNs, the MTN Terms and Conditions, as supplemented or amended by the relevant Pricing Supplement.

Issuer:	Hypothekenbank in Essen Aktiengesellschaft
Programme:	An uncommitted medium term note programme allowing for the issue of medium term notes (**MTNs**) in the Australian domestic market. MTNs may be issued as Pfandbrief MTNs or Senior MTNs. Pfandbrief MTNs may be issued as Mortgage Pfandbriefe (*Hypothekenpfandbriefe*) or Public-Sector Pfandbriefe (*Öffentliche Pfandbriefe*). Pfandbrief MTNs constitute recourse obligations of the Issuer. They are secured or "covered" by separate pools of mortgage loans (in the case of Mortgage Pfandbriefe) or public loans (in the case of Public-Sector Pfandbriefe) which are regulated by the Pfandbrief Act (*Pfandbriefgesetz*) and monitored by an independent trustee appointed by the Federal Banking Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht*) (**BaFin**).
Programme Limit:	A$5,000,000,000. The Programme Limit may be increased by the Issuer from time to time in accordance with the provisions of the Dealer Agreement (as defined below) for the Programme.
Arranger:	ABN AMRO Bank N.V., Australian Branch (ABN 84 079 478 612)
Dealers:	ABN AMRO Bank N.V., Australian Branch Commonwealth Bank of Australia (ABN 48 123 123 124) National Australia Bank Limited (ABN 12 004 044 937) Royal Bank of Canada (ABN 86 076 940 880) UBS AG, Australia Branch (ABN 47 088 129 613) Additional Dealers may be appointed from time to time in accordance with the Dealer Agreement (**Dealer Agreement**) dated on or about 13 October 2006, including in relation to a particular Series or Tranche of MTNs. An updated list of Dealers may be obtained from the Arranger on request. Any Dealer may be removed upon 30 days' notice from the Issuer.

Registrar and Issuing and Paying Agent:	Austraclear Services Limited (ABN 28 003 284 419) or any other person appointed by the Issuer under the Programme to perform issuing and paying agency functions, including establishing and maintaining the Register (defined below) on the Issuer's behalf from time to time.
Programme Term:	The term of the Programme continues until terminated by the Issuer giving 30 days' notice to the Arranger and permanent panel Dealers, or earlier by agreement between all the parties to it.
Status of MTNs:	The Senior MTNs will constitute unconditional, unsecured and unsubordinated obligations of the Issuer ranking pari passu without any preference among themselves and pari passu with all other present or future unsecured and unsubordinated obligations of the Issuer. The Pfandbrief MTNs will constitute unconditional and unsubordinated obligations ranking pari passu without any preference among themselves and (i) in the case of Public-Sector Pfandbriefe, pari passu with all other obligations of the Issuer under Public-Sector Pfandbriefe, and (ii) in the case of Mortgage Pfandbriefe, pari passu with all other obligations of the Issuer under Mortgage Pfandbriefe. Pfandbrief MTNs are covered, however, by a separate pool of public-sector loans (in the case of Public Pfandbriefe) or mortgage loans (in the case of Mortgage Pfandbriefe). Refer to "German Pfandbriefe and Pfandbriefe Banks" for a summary of certain matters which are relevant to Pfandbrief MTNs.
Types of MTNs:	The MTNs may be Fixed Rate MTNs or Floating Rate MTNs issued at a discount or premium or have such other terms and conditions specified in the relevant Pricing Supplement.
Form of MTNs:	MTNs are debt obligations of the Issuer constituted by (and owing under) the MTN Deed Poll made by the Issuer dated on or about 13 October 2006 (**MTN Deed Poll**). MTNs will be in registered, uncertificated form and take the form of entries in a register (**Register**) maintained by the Registrar. The MTN Terms and Conditions are contained in schedule 1 to the MTN Deed Poll, as modified and supplemented by a Pricing Supplement (described further below) for the relevant Tranche.
Maturity Date:	Unless the MTNs are otherwise redeemed in accordance with the MTN Terms and Conditions and the relevant Pricing Supplement (refer to "Redemption" below), the MTNs will be redeemed at the maturity date specified in the relevant Pricing Supplement.

Negative pledge:	The MTN Terms and Conditions do not provide for a negative pledge.
Events of default and cross-default:	The Senior MTNs will provide for events of default entitling the MTN holders to demand immediate redemption. Pfandbrief MTNs will not provide for any event of default entitling MTN holders to demand redemption. The MTN Terms and Conditions will not provide for a cross-default.
Pricing Supplement:	This Information Memorandum is to be read in conjunction with the relevant Pricing Supplement issued by the Issuer with respect to a particular Series or Tranche of MTNs. Each Pricing Supplement will provide particular information relating to a particular Tranche of MTNs.
Title:	Entry of the name of a person in the Register in respect of an MTN constitutes the acquisition or passing of title to that person, and is conclusive evidence that the person so entered is the registered holder of the MTNs. MTNs which are held in the Austraclear System (defined below) will be registered in the name of Austraclear Limited (ABN 94 002 060 773) (**Austraclear**). No certificate or other evidence of title will be issued to MTN holders unless the Issuer determines that certificates should be available or it is required to do so pursuant to any applicable law or regulation.
Austraclear System:	The Issuer may apply to Austraclear for approval for the MTNs to be traded on the settlement system operated by Austraclear (**Austraclear System**). Such approval is not a recommendation or endorsement by Austraclear of the MTNs. See "Clearing and Settlement" for more details.
Governing law:	The MTNs, and all related documents, will be governed by the laws of New South Wales, Australia. Although MTNs issued as Pfandbrief MTNs will be governed by the laws of New South Wales, Australia, the coverage of the obligations of the Issuer thereunder are subject to the German Pfandbrief Act. A judgment by courts of New South Wales, Australia, in relation to such obligations of the Issuer should be enforceable in Germany and such claims should then be able to be satisfied out of the assets recorded in the relevant cover register. As this point is yet to be considered by a German court or BaFin, the possibility that a German Court or BaFin may take a different view cannot be excluded. However, German Courts are required to interpret German legislation so as to give effect to the aim of the legislation and the Issuer sees no reason, having regard to the aim of the German Pfandbriefe Act, why a creditor of Pfandbrief MTNs governed by a law other than German law should not benefit from the protection of the German Pfandbrief

	Act. In addition, a trustee appointed by BaFin must, prior to the issue of Pfandbrief MTNs, confirm that the described cover exists and has been recorded in the relevant cover register. No Pfandbrief MTNs can be issued under the Programme unless the trustee provides this confirmation.
Use of proceeds:	The net proceeds from each issue of Senior MTNs will be applied by the Issuer for its general financing purposes. In the case of issues of Public-Sector Pfandbriefe, the Issuer intends to use the proceeds for the refinancing of public-sector loans and assets constituting substitute cover for Public-Sector Pfandbriefe currently financed by other means. Proceeds will in any event be used in accordance with all applicable laws and regulations, notably the Pfandbrief Act (*Pfandbriefgesetz*).
Currency:	Australian dollars.
Issuance in Series:	MTNs will be issued in Series. Each Series of MTNs may comprise one or more Tranches issued on different issue dates. The MTNs of each Series will be issued on identical terms except that the issue date, issue price and the date for the first payment of interest may be different in respect of different Tranches of a Series.
Denominations:	MTNs will be issued in denominations of A$1,000 (or such other denomination specified in the relevant Pricing Supplement).
Tenor:	The MTNs will be issued with a minimum tenor of 30 days and there will be no maximum tenor.
Issue Price:	The MTNs may be issued at any price as specified in the relevant Pricing Supplement.
Transfer procedure:	Transfers of MTNs are subject to the restrictions set out in the MTN Terms and Conditions. MTNs may only be transferred in whole. Further MTNs may only be transferred if (i) the aggregate consideration payable by the transferee at the time of transfer is at least A$500,000 (disregarding any moneys lent to the transferee by the transferor or its associates) or (ii) the transfer is pursuant to an offer or invitation which otherwise does not require disclosure under Part 6D.2 of the Corporations Act. In addition, MTNs may only be transferred if the transfer is in compliance with any applicable laws of the jurisdiction where the transfer takes place. Transfers of MTNs held in the Austraclear System may only be made in accordance with the rules and regulations of the Austraclear System. Transfers of MTNs not held in

the Austraclear System may be made by lodgement of a transfer form with the Registrar. Transfer forms are available from the Registrar.

Transfers take effect when they are entered in the Register. No transfers of MTNs will be registered during the period from the record date until the business day after the relevant date for payment or after the eighth calendar day prior to the Maturity Date.

Provided all taxes, duties or other governmental charges (if any) imposed in relation to the transfer have been paid, transfers will be registered without charge to the MTN holder. The MTN holder is responsible for any stamp duty or other similar taxes which are payable in any jurisdiction in connection with any transfer, assignment or any other dealing with the MTNs.

Redemption:	The Pricing Supplement will indicate either that the MTNs cannot be redeemed prior to their stated maturity (except, in the case of Senior MTNs only, for taxation reasons or upon the occurrence of an event of default) or that the MTNs will be redeemable at the option of the Issuer and/or the MTN holders. If the MTNs are redeemable, the relevant Pricing Supplement will specify the particulars for redemption including periods in which notice must be given, relevant dates, prices and other applicable terms. Pfandbrief MTNs will not be capable of redemption prior to their stated maturity for taxation reasons or at the option of their MTN holders. Where the relevant Pricing Supplement does not specify otherwise, the MTNs will be redeemed on their maturity date through the Austraclear System in a manner consistent with the Austraclear Regulations.
Payments and Record Date:	Payments of interest and principal will be made to the persons whose names are entered in the Register at the close of business on the eighth calendar day before a payment date. Payments to persons who hold MTNs through the Austraclear System will be made by transfer to their relevant account in accordance with the Austraclear Regulations.
Listing:	The MTNs will be listed on the Australian Stock Exchange (**ASX**) unless otherwise specified in the relevant Pricing Supplement. MTNs which are listed on the ASX will not be transferred through or registered on the Clearing House Electronic Sub-Register System (**CHESS**) and will not be "Approved Financial Products" for the purposes of that system.

Calculation Agents:	If a Calculation Agent is required for the purpose of calculating any amount or making any determination under an MTN, such appointment will be notified in the relevant Pricing Supplement. The Issuer may terminate the appointment of the Calculation Agent at any time and appoint additional or other Calculation Agents.
Stamp duty:	Any stamp duty incurred at the time of issue of the MTNs will be for the account of the Issuer. Any stamp duty incurred on a transfer of MTNs after the issue date will be for the account of the MTN holders. As at the date of this Information Memorandum, no Australian stamp duty is payable on the issue of the MTNs or the transfer of the MTNs through the Austraclear System. Investors are advised to seek independent advice regarding any stamp duty or other taxes or duties imposed by another jurisdiction upon the transfer of MTNs, or interests in MTNs, in any jurisdiction outside of Australia.
Taxes:	An overview of the Australian and German taxation treatment of the MTNs is set out in "Taxation" below. However, investors should obtain their own taxation advice regarding any investment in MTNs.
German Tax:	All amounts payable in respect of the MTNs (other than Pfandbrief MTNs) will be made without withholding or other deduction for or on account of any present or future taxes or duties of whatever nature imposed or levied by way of withholding or deduction at source by or on behalf of the Federal Republic of Germany, or any political subdivision or any authority thereof or therein having power to tax, unless such withholding or deduction is required by law. In such event, the Issuer will (if this is provided for in the relevant Pricing Supplement) pay such additional amounts as shall be necessary in order that the net amounts received by MTN holders after such withholding or deduction shall equal the respective amounts which the MTN holder would otherwise have received in the absence of such withholding or deduction, subject to the exemptions set out in the MTN Terms and Conditions. Pfandbrief MTNs will not provide for the obligation of the Issuer to pay such additional amounts in the event of taxes or duties being withheld or deducted from payments of principal or interest as referred to above. See "Taxation" below for a description of relevant tax legislation in the Federal Republic of Germany.

Early Redemption for Taxation Reasons:	Early redemption of Senior MTNs for taxation reasons will be permitted if, as a result of any change in or amendment to the tax laws or regulations (including any change in, or amendment to, an official interpretation or application of such laws or regulations) of the Federal Republic of Germany, the Issuer is required to pay additional amounts with respect to the Senior MTNs. Pfandbrief MTNs will not be subject to early redemption for taxation reasons.
Selling restrictions:	The offering, sale and delivery of MTNs and the distribution of this Information Memorandum and other material in relation to any MTNs are subject to such restrictions as may apply in any country in connection with the offering and sale of a particular Tranche of MTNs. In particular, restrictions on the offer or sale of the MTNs in Australia, New Zealand, the European Economic Area, the United States of America, Hong Kong, Singapore, Japan and the United Kingdom are set out in "Subscription and Sale" below.

Corporate Profile

The Issuer was established on 30 September 1986 and is registered under number HRB 7083 in the commercial register of the lower regional court (*Amtsgericht*) of Essen. The registered office is located in Essen and its head office is at Gildehofstrasse 1, 45127 Essen, Federal Republic of Germany.

The Issuer is part of the Commerzbank Group, a group of financial institutions led by Commerzbank Aktiengesellschaft, Frankfurt am Main, Federal Republic of Germany ("Commerzbank AG"). Commerzbank AG holds 51 per cent. of the shares in the Issuer, the remaining 49 per cent. of the shares are held by the Schuppli Group..

The Issuer's core business is the capital market business. To a lesser extent, the Issuer also engages in mortgage lending. Main products are public-sector and mortgage Pfandbriefe, unsecured bonds and promissory notes. The principal markets of the Issuer are the Federal Republic of Germany, Europe, North America and Asia.

German Pfandbriefe and Pfandbrief Banks

The following is a description reduced to some of the more fundamental principles governing the law regarding Pfandbriefe and Pfandbrief Banks in summary form and without addressing all the laws' complexities and details. Accordingly, it is qualified in its entirety by reference to the applicable laws.

Introduction

Up to 18 July 2005, the Issuer operated as a mortgage bank (*Hypothekenbank*) under the Mortgage Bank Act in the version as published on 9 September 1998, as amended (*Hypothekenbankgesetz*). Since 19 July 2005, the Pfandbrief operations of the Bank are subject to the Pfandbrief Act of 27 May 2005 (*Pfandbriefgesetz*) which has come into force on 19 July 2005.

As from such date, the legislation accompanying the Pfandbrief Act, i.e., the Act on the Reorganization of the Law on Pfandbriefe (*Gesetz zur Neuordnung des Pfandbriefrechts*), has rescinded all existing special legislation regarding the Pfandbrief business in Germany, including, inter alia, (i) the Mortgage Bank Act applicable to the existing mortgage banks being specialist institutions authorised to issue Mortgage Pfandbriefe (*Hypothekenpfandbriefe*) covered by mortgage loans as well as Public Sector Pfandbriefe (*Öffentliche Pfandbriefe*) covered by obligations of public sector debtors (and, in either case, by certain other qualifying assets), (ii) the Act on Pfandbrief MTNs and Related Bonds of Public-Law Credit Institutions (*Gesetz über die Pfandbriefe und verwandten Schuldverschreibungen öffentlich-rechtlicher Kreditanstalten*) in the version as published on 9 September 1998, as amended, applicable to various types of public sector banks, including in particular the Landesbanken, in respect of Mortgage Pfandbriefe and Public Sector Pfandbriefe issued by them, and (iii) finally, the Ship Banking Act (*Schiffsbankgesetz*), as last amended on 5 April 2004, governing the operations of ship mortgage banks issuing Ship Mortgage Pfandbriefe (*Schiffspfandbriefe*).

The Pfandbrief Act abolishes the concept of specialist Pfandbrief institutions hitherto prevailing in respect of the existing mortgage banks and ship mortgage banks. It establishes a new and uniform regulatory regime for all German credit institutions. Since 19 July 2005, all German credit institutions are permitted, subject to authorisation and further requirements of the Pfandbrief Act, to engage in the Pfandbrief business and to issue Mortgage Pfandbriefe, Public Sector Pfandbriefe as well as Ship Mortgage Pfandbriefe, and, from such date onwards, existing mortgage banks and ship mortgage banks will be authorised to engage in most other types of banking transactions, eliminating the limitations in respect of the scope of their permitted business which existed in the past. The Act thus creates a level playing field for all German credit institutions, including the *Landesbanken*, operating as universal banks and engaged in the issuance of Pfandbriefe.

German credit institutions wishing to take up the Pfandbrief business must obtain special authorisation under the Bank Act (*Kreditwesengesetz-KWG*) from the Federal Financial Services Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht* – "**BaFin**") and, for that purpose, must meet some additional requirements as specified in the Pfandbrief Act.

Mortgage banks, such as the Issuer, and ship mortgage banks, operating as such up to 19 July 2005 as well as public sector banks (including the *Landesbanken*) carrying on the

Pfandbrief business up to such date, are all grandfathered in respect of authorisation for the particular type of Pfandbrief business in which they were engaged at such time. They were required, though, to give a comprehensive notice to the BaFin by 18 October 2005, failing which the BaFin may withdraw the authorisation. Since 19 July 2005, mortgage banks and ship mortgage banks are also be authorised to engage in a broad spectrum of other banking transactions, including, inter alia, deposit taking, the extension of credits, the guarantee business, underwriting as well as others, up to then not permitted to be carried out by them, contrary to the *Landesbanken*, to which all types of banking transactions have always been open (subject to authorisation).

The operations of all banks engaged in the issuance of Pfandbriefe are since 19 July 2005 regulated by the Pfandbrief Act and the Bank Act, and are subject to the prudential supervision of the BaFin. In particular, the BaFin will carry out audits of the assets forming part of any Cover Pool, regularly in bi-annual intervals.

In this summary, banks authorised to issue Pfandbriefe will generally be referred to as "Pfandbrief Banks" which is the term applied by the Pfandbrief Act.

Rules applicable to all Types of Pfandbriefe

Pfandbriefe are standardized debt instruments issued by a Pfandbrief Bank. The quality and standards of Pfandbriefe are strictly governed by provisions of the Pfandbrief Act and subject to the prudential supervision of the BaFin. Pfandbriefe generally are medium- to long-term bonds, typically with an original maturity of two to ten years, which are secured or "covered" at all times by a pool of specified qualifying assets (*Deckung*), as described below. Pfandbriefe are recourse obligations of the issuing bank, and no separate vehicle is created for their issuance generally or for the issuance of any specific series of Pfandbriefe. Pfandbriefe may not be redeemed at the option of the holders prior to maturity.

As mentioned before, Pfandbriefe may either be mortgage Pfandbriefe, Public Sector Pfandbriefe or Ship Mortgage Pfandbriefe. The outstanding Pfandbriefe of any one of these types must be covered by a separate pool of specified qualifying assets: a pool for Mortgage Pfandbriefe only, a pool only for Public Sector Pfandbriefe, and a pool covering all outstanding Ship Mortgage Pfandbriefe (each a "Cover Pool"). An independent trustee appointed by the BaFin has wide responsibilities in monitoring the compliance by the Pfandbrief Bank with the provisions of the Pfandbrief Act. In particular, the trustee monitors the sufficiency of the cover assets and maintains a register listing the assets provided as cover from time to time in respect of the Pfandbriefe of any given type.

The aggregate principal amount of assets in these Cover-Pools must at all times at least be equal to the aggregate principal amount of the outstanding Pfandbriefe issued against such Cover-Pool. Moreover, the aggregate interest yield on any such Cover-Pool must at all times be at least equal to the aggregate interest payable on all Pfandbriefe relating to the Cover-Pool. In addition, the coverage of all outstanding Pfandbriefe with respect to principal and interest must also at all times be ensured on the basis of the present value (*Barwert*). Finally, the present value of the assets contained in the Cover-Pool must exceed the total amount of liabilities from the corresponding Pfandbriefe and derivatives by at least 2 per cent (*sichernde Überdeckung*).

Such 2 per cent excess cover must consist of highly liquid assets. Qualifying assets for the excess cover are (i) debt securities of the German government, a special fund of the German government, a German state, the European Communities, the states comprising the European Economic Area, Switzerland, the United States, Canada, Japan, any other European state with full OECD member status, the European Investment Bank, the

IBRD-World Bank, the Council of Europe Development Bank, or the European Bank for Reconstruction and Development; (ii) debt securities guaranteed by any of the foregoing entities; and (iii) credit balances maintained with the European Central Bank, the central banks of the member states of the European Union and appropriate credit institutions.

The Pfandbrief Bank must record in the register of cover assets for any Pool of a given Pfandbrief type each asset and the liabilities arising from derivatives. Derivatives may be entered in such register only with the consent of the trustee and the counterparty.

The Pfandbrief Bank must command over an appropriate risk management system meeting the requirements specified in detail in the Pfandbrief Act and must comply with comprehensive disclosure requirements on a quarterly and annual basis set out in detail in the Pfandbrief Act.

Cover Pool for Mortgage Pfandbriefe

The principal assets qualifying for the Cover Pool for Mortgage Pfandbriefe are loans secured by mortgages which may serve as cover up to the initial 60 per cent of the value of the property, as assessed by experts of the Pfandbrief Bank not taking part in the credit decision, in accordance with comprehensive evaluation rules designed to arrive at the fair market value of the property. Moreover, the mortgaged property must be adequately insured against relevant risks.

The property that may be encumbered by the mortgages must be situated in a state of the European Economic Area, Switzerland, the United States, Canada or Japan.

In addition, the Cover Pool for Mortgage Pfandbriefe may comprise a limited portion of other assets as follows: (i) equalization claims converted into bonds; (ii) subject to certain qualifications, those assets which may also be included in the 2 per cent excess cover described above up to a total sum of 10 per cent of the aggregate principal amount of outstanding Mortgage Pfandbriefe; (iii) the assets which may also be included in the Cover Pool for Public Sector Pfandbriefe referred to below, up to a total of 20 per cent of the aggregate principal amount of outstanding Mortgage Pfandbriefe, whereby the assets pursuant to (ii) above will be deducted, and, finally, (iv) claims arising under interest rate and currency swaps as well as under other qualifying derivatives contracted under standardized master agreements with certain qualifying counterparties, provided that it is assured that the claims arising under such derivatives will not be prejudiced in the event of the insolvency of the Pfandbrief Bank or any other Cover Pool maintained by it. The amount of the claims of the Pfandbrief Bank arising under derivatives which are included in the Cover Pool measured against the total amount of all assets forming part of the Cover Pool as well as the amount of the liabilities of the Pfandbrief Bank arising from such derivatives measured against the aggregate principal amount of the outstanding Mortgage Pfandbriefe plus the liabilities arising from derivatives may in either case not exceed 12 per cent, calculated in each case on the basis of the net present values.

Cover Pool for Public Sector Pfandbriefe

The Cover Pool for Public Sector Pfandbriefe may comprise payment claims under loans, bonds or similar transactions of a wide spectrum of states and other public instrumentalities, including, but not limited to: (i) the German government as well as any German state, municipality or other qualifying public body in Germany; (ii) any state of the European Economic Area, Switzerland, the United States, Canada or Japan; (iii) any other European state with full OECD member status; (iv) the regional governments and local territorial authorities if certain solvability conditions are met; (v) non-profit administrative authorities controlled by the central or regional governments or local territorial authorities of the states comprising the European Economic Area, provided that

certain solvability conditions are met; (vi) the European Investment Bank, the IBRD-World Bank, the Council of Europe Development Bank, or the European Bank for Reconstruction and Development; and, finally, (vii) any entity the obligations of which are guaranteed by a public entity referred to or mentioned in (i) through (iv) and (vi) above.

The Cover Pool may furthermore include the following assets: (i) equalization claims converted into bonds; (ii) credit balances maintained with the European Central Bank, a central bank of any EU member state or a suitable credit institution, up to a total sum of the aggregate principal amount of outstanding Public Sector Pfandbriefe; and (iii) claims arising under derivatives as mentioned above, subject to the conditions and restrictions described in such paragraph. The limitations which apply to Mortgage Pfandbriefe apply here as well.

Cover Pool for Ship Mortgage Pfandbriefe

The principal assets of the Cover Pool for Ship Mortgage Pfandbriefe are loans secured by ship mortgages. Any such mortgage may serve as cover up to an amount not exceeding 60 per cent of the fair market value of the ship. Furthermore, the ship must be adequately insured against relevant risks.

In addition, the Cover Pool for Ship Mortgage Pfandbriefe may include other assets of the kind which qualify for a Cover Pool of Mortgage Pfandbriefe (see above).

Under this Programme, the Issuer will not issue any Pfandbrief MTNs in the form of Ship Mortgage Pfandbriefe.

Insolvency Proceedings

In the event of the institution of insolvency proceedings over the assets of the Pfandbrief Bank, any Cover Pool maintained by it would not be part of the insolvency estate, and, therefore, such insolvency would not automatically result an insolvency of any Cover Pool. Only if at the same time or thereafter the relevant Cover Pool were to become insolvent, separate insolvency proceedings would be initiated against such Cover Pool by the BaFin. In this case, holders of Pfandbriefe would have the first claim on the respective Cover Pool. Their preferential right would also extend to interest on the Pfandbriefe accrued after the commencement of insolvency proceedings. Furthermore, but only to the extent that holders of Pfandbriefe suffer a loss, holders would also have recourse to any assets of the Pfandbrief Bank not included in the Cover Pools. As regards those assets, holders of the Pfandbriefe would rank equal with other unsecured and unsubordinated creditors of the Pfandbrief Bank.

One or two administrators (*Sachwalter* – "**Administrator**") will be appointed in the case of the insolvency of the Pfandbrief Bank to administer each Cover Pool for the sole benefit of the holders of Pfandbriefe. The Administrator will be appointed by the court having jurisdiction at the location of the head office of the Pfandbrief Bank at the request of the BaFin before or after the institution of insolvency proceedings. The Administrator will be subject to the supervision of the court and also of the BaFin with respect to the duties of the Pfandbrief Bank arising in connection with the administration of the assets included in the relevant Cover Pool. The Administrator will be entitled to dispose of the Cover Pool's assets and receive all payments on the relevant assets to ensure full satisfaction of the claims of the holders of Pfandbriefe. To the extent, however, that those assets are obviously not necessary to satisfy such claims, the insolvency receiver of the Pfandbrief Bank is entitled to demand the transfer of such assets to the insolvency estate.

Subject to the consent of the BaFin, the Administrator may transfer all or part of the cover assets and the liabilities arising from the Pfandbriefe issued against such assets to another Pfandbrief Bank.

Pfandbriefe under the Mortgage Bank Act

As mentioned at the beginning of the Introduction of this section on "German Pfandbriefe and Pfandbrief Banks", up to 18 July 2005 the Issuer's Pfandbrief business was governed by the Mortgage Bank Act under which the Bank issued Mortgage Pfandbriefe, on principles which were in many aspects comparable to a considerable extent to those applying under the Pfandbrief Act.

MTN Terms and Conditions

The following are the terms and conditions of the MTNs which, as supplemented, modified or replaced by the Pricing Supplement, will apply to all MTNs.

1 Interpretation

1.1 Definitions

In these Conditions:

Additional Amount has the meaning given in **Condition 10.1** (**Senior** MTNs).

Agency Agreement means:

(a) the Agency and Registry Services Agreement dated 13 October 2006 between the Issuer and Austraclear Services; and

(b) any other agency agreement entered into by the Issuer in relation to a Series of MTNs or the programme.

Agent means:

(a) Austraclear Services; and

(b) any additional or alternative agent appointed under an Agency Agreement from time to time.

Austraclear means Austraclear Limited (ABN 94 002 060 773).

Austraclear Regulations means the rules, regulations and operating procedures established by Austraclear from time to time to govern the use of the Austraclear System.

Austraclear Services means Austraclear Services Limited (ABN 28 003 284 419).

Austraclear System means the system operated by Austraclear under the Austraclear Regulations.

Australian Stock Exchange means the Australian Stock Exchange Limited (ABN 98 008 624 691).

Business Day means a day on which:

(a) the Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET) settle payments; and

(b) commercial banks and foreign exchange markets are generally open to settle payments and for general business in Sydney (not being a Saturday, Sunday or public holiday in that place) and any Additional Business Centre specified in the Pricing Supplement.

Business Day Convention means the convention specified in the Pricing Supplement for an MTN for adjusting any date if it would otherwise fall on a day that is not a Business Day and the following terms, when used in conjunction with the term **Business Day Convention** and a date, have the following meanings:

(a) **Following** means that the date is postponed to the first following day that is a Business Day;

(b) **Modified Following** or **Modified** means that the date is postponed to the first following day that is a Business Day unless that day falls in the next calendar month in which case that date is brought forward to the first preceding day that is a Business Day;

(c) **Floating Rate** means that the date is postponed to the next following day which is a Business Day unless that day falls in the next calendar month, in which event:

(i) such date is brought forward to the first preceding day that is a Business Day; and

(ii) each subsequent date is the last Business Day of the month in which such date would have fallen had it not been subject to adjustment;

(d) **Preceding** means that the date is brought forward to the first preceding day that is a Business Day; and

(e) **No Adjustment** means that the relevant date must not be adjusted in accordance with any Business Day Convention.

Calculation Agent means Austraclear Services or any other person appointed by the Issuer to provide calculations agency services in relation to a Series of MTNs or the Programme.

Condition means the correspondingly numbered condition in these terms and conditions.

Corporations Act means the Corporations Act 2001 of Australia.

Day Count Fraction means, in respect of the calculation of an amount of interest of any MTN for any period of time (**Calculation Period**), the day count fraction specified in these Conditions or the Pricing Supplement and:

(a) if "**Actual/365**" or "**Actual/Actual**" is specified, means the actual number of days in the Calculation Period divided by 365 (or, if any portion of the Calculation Period falls in a leap year, the sum of:

(i) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366; and

(ii) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);

(b) if "**Actual/365 (Fixed)**" is specified, means the actual number of days in the Calculation Period divided by 365;

(c) if "**Actual/360**" is specified, means the actual number of days in the Calculation Period divided by 360;

(d) if "**30/360**" is specified, means the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with twelve 30-day months unless:

(i) the last day of the Calculation Period is the 31st day of a month but the first day of the Calculation Period is a day other than the 30th or

31st day of a month, in which case the month that includes that last day is not considered to be shortened to a 30-day month; or

(ii) the last day of the Calculation Period is the last day of the month of February, in which case the month of February is not considered to be lengthened to a 30-day month);

(e) if **"30E/360"** or **"Eurobond Basis"** is specified means, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with twelve 30-day months, without regard to the date of the first day or last day of the Calculation Period unless, in the case of the final Calculation Period, the Maturity Date is the last day of the month of February, in which case the month of February is not considered to be lengthened to a 30-day month);

(f) if **"RBA Bond Basis"** or **"Australian Bond Basis"** is specified, means one divided by the number of Interest Payment Dates in a year; and

(g) any other Day Count Fraction specified in the Pricing Supplement.

Denomination means A$1,000 or such other nominal face value of an MTN specified in the Pricing Supplement.

Directive means a law, a treaty, official directive, request, regulation, guideline or policy (having the force of law or compliance with which is in accordance with the general practice of responsible participants in the market concerned).

Event of Default has the meaning given in **Condition 12** (**Events of Default**).

Extraordinary Resolution has the meaning given in the Meetings Provisions.

Final Redemption Amount of an MTN means its outstanding principal amount or any other amount specified in, or determined in accordance with, the Pricing Supplement.

Fixed Rate MTN means an MTN on which interest is calculated at a fixed rate.

Floating Rate MTN means an MTN on which interest is calculated at a floating rate.

Interest Commencement Date means, in respect of an MTN, the Issue Date unless specified otherwise in the Pricing Supplement.

Interest Payment Date means each date so specified in, or determined in accordance with, the Pricing Supplement.

Interest Period means each period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next Interest Payment Date. However:

(a) the first Interest Period commences on (and includes) the Interest Commencement Date; and

(b) the final Interest Period ends on (but excludes) the Maturity Date.

Interest Rate means the interest rate (expressed as a percentage per annum) payable in respect of an MTN as specified in the Pricing Supplement or calculated or determined in accordance with these Conditions or the Pricing Supplement.

Issue Date means the date on which an MTN is, or is to be issued, as specified in the Pricing Supplement.

Issue Price of an MTN means the price at which that MTN is issued as specified in the Pricing Supplement.

Issuer means Hypothekenbank in Essen Aktiengesellschaft and any substitute under **Condition 18 (Substitution)**.

Issuing and Paying Agent means Austraclear Services or any other person appointed by the Issuer to provide issuing and paying agency services in relation to a Series of MTNs or the programme under an Agency Agreement.

Margin means the margin specified in, or determined in accordance with, the Pricing Supplement.

Maturity Date means the date specified in the Pricing Supplement as the date for redemption of an MTN.

Meetings Provisions means the provisions for the convening of meetings of, and passing of resolutions by, MTN Holders set out in schedule 2 of the MTN Deed Poll.

Mortgage Pfandbriefe (*Hypothekenpfandbriefe*) means an MTN which is specified as a Mortgage Pfandbrief in the Pricing Supplement and which issued in accordance with the Pfandbrief Act and secured by a pool of mortgage loans.

MTN means a medium term registered debt obligation of the Issuer being either a Senior MTN or a Pfandbrief MTN constituted by, and owing under the MTN Deed Poll, the details of which are recorded in, and evidenced by, entry in the Register.

MTN Deed Poll means the MTN Deed Poll executed by the Issuer on 13 October 2006.

MTN Holder means the person whose name is entered in the Register as the holder of an MTN. If an MTN is held in the Austraclear System, it includes Austraclear or any person acting on behalf of Austraclear.

MTN Terms and Conditions means the MTN Terms and Conditions set out in schedule 1 of the MTN Deed Poll, as supplemented, modified or replaced by the Pricing Supplement in relation to a particular Tranche of MTNs.

Pfandbrief Act means the German Pfandbrief Act of 2005 (*Pfandbriefgesetz*) as amended from time to time.

Pfandbrief MTN means either Mortgage Pfandbriefe or Public-Sector Pfandbriefe.

Pricing Supplement means a pricing supplement specifying the relevant issue details in relation to a Tranche of MTNs duly completed and signed by the Issuer.

Public-Sector Pfandbriefe means an MTN which is specified as a Public-Sector Pfandbrief in the Pricing Supplement and which is issued in accordance with the Pfandbrief Act and secured by a pool of public sector loans.

Record Date means, in the case of payments of interest or principal in respect of an MTN, the close of business in the place where the Register is maintained on the eighth calendar day before the specified date for payment.

Redemption Amount of an MTN means, as appropriate:

(a) the Final Redemption Amount;

(b) the Early Redemption Amount (Call) or the Early Redemption Amount (Put) specified in the Pricing Supplement; or

(c) or any other amount in the nature of a redemption amount specified in, or determined in accordance with, the Pricing Supplement or these Conditions.

Register means a register (including any branch register) of MTN Holders established and maintained by the Registrar.

Registrar means Austraclear Services or any other person appointed by the Issuer to provide registry services in relation to a Series of MTNs or the programme under an Agency Agreement.

Senior MTN means an MTN which is specified as a Senior MTN in the Pricing Supplement.

Series means an issue of MTNs made up of one or more Tranches all of which form a single Series and having the same terms and conditions except that the Issue Date, Issue Price, and the first payment of interest may be different in respect of a different Tranche of a Series.

Specified Office means the address of the relevant party specified in the most recent information memorandum for the programme or any other address notified to MTN Holders from time to time.

Tranche means an issue of MTNs specified as such in the Pricing Supplement issued on the same Issue Date and having the same terms and conditions.

1.2 Construction

Unless expressed to the contrary, in the MTN Terms and Conditions:

(a) words in the singular include the plural and vice versa;

(b) any gender includes the other genders;

(c) if a word or phrase is defined its other grammatical forms have corresponding meanings;

(d) "includes" means includes without limitation;

(e) no rule of construction will apply to a clause to the disadvantage of a party merely because that party put forward the clause or would otherwise benefit from it;

(f) a reference to:

   (i) a person includes a partnership, joint venture, unincorporated association, corporation and a government or statutory body or authority;

   (ii) a person includes the person's legal personal representatives, successors, assigns and persons substituted by novation;

   (iii) an agreement, representation or warranty in favour of two or more persons is for the benefit of them jointly and each of them individually;

(iv) an agreement, representation or warranty by two or more persons binds them jointly and each of them individually, but an agreement representation or warranty by a Dealer binds the Dealer, individually only;

(v) any legislation includes subordinate legislation under it and includes that legislation and subordinate legislation as modified or replaced;

(vi) an obligation includes a representation or warranty and a reference to a failure to comply with an obligation includes a breach of representation or warranty;

(vii) a right includes a benefit, remedy, discretion or power;

(viii) time is to local time in Sydney, Australia;

(ix) "$" or "dollars" is a reference to Australian currency;

(x) this or any other document includes the document as novated, varied or replaced and despite any change in the identity of the parties;

(xi) law means common law, principles of equity, and laws made by parliament (and laws made by parliament include federal or state laws and regulations and other instruments under them, and consolidations, amendments, re-enactments or replacements of any of them);

(xii) a directive includes a treaty, official directive, request, regulation, guideline or policy (whether or not having the force of law) with which responsible participants in the relevant market generally comply;

(xiii) writing includes any mode of representing or reproducing words in tangible and permanently visible form, and includes fax transmissions;

(xiv) any thing (including any amount) is a reference to the whole or any part of it and a reference to a group of things or persons is a reference to any one or more of them;

(xv) this document includes all schedules and annexures to it; and

(xvi) a clause, schedule or annexure is a reference to a clause, schedule or annexure, as the case may be, of this document;

(g) headings (including those in brackets at the beginning of paragraphs) are for convenience only and do not affect the interpretation of this document;

(h) a reference to an MTN Holder is a reference to the MTN Holder of a particular Series and a reference to an MTN is a reference to an MTN of a particular Series;

(i) any reference to "principal" is taken to include the Redemption Amount, any Additional Amounts, any premium payable in respect of an MTN and any other amount in the nature of principal payable in respect of the MTNs;

(j) any reference to "interest" is taken to include Additional Amounts and any other amount in the nature of interest payable in respect of the MTNs; and

(k) if the MTN Terms and Conditions state that a definition has the meaning given in the Pricing Supplement, but the Pricing Supplement gives no meaning or specifies that the definition is "Not Applicable", then that definition is not applicable to the MTNs.

2 Form and Type of MTNs

2.1 Form

The MTNs are issued in registered form by entry into the Register. No certificates will be issued to MTN Holders unless the Issuer determines that certificates should be available or are required by any applicable law or regulation.

2.2 Constitution under MTN Deed Poll

The MTNs are constituted by, and owing under, the MTN Deed Poll and take the form of entries in the Register.

2.3 Independent obligations

Each entry in the Register with respect to an MTN constitutes a separate and individual acknowledgement to the relevant MTN Holder of the indebtedness of the Issuer to that MTN Holder. The MTN Holder to whom those obligations are owed is entitled to enforce its rights with respect to an MTN without having to join any other MTN Holder or any predecessor in title of an MTN.

2.4 Pricing Supplement

MTNs are issued in Series. Each Series may comprise one or more Tranches having identical terms other than in respect of the Issue Date, Issue Price and the first payment of interest. Each Tranche is the subject of a single Pricing Supplement which supplements, amends or replaces these Conditions. In the event of any inconsistency between these Conditions and the Pricing Supplement, the Pricing Supplement will prevail to the extent of the inconsistency.

2.5 Type of MTNs

An MTN may be a Fixed Rate MTN, a Floating Rate MTN or any other type of MTN specified in the Pricing Supplement.

MTNs may be Pfandbrief MTNs or Senior MTNs. A Pfandbrief MTN must be expressed in a Pricing Supplement to be issued as either a Mortgage Pfandbrief or a Public-Sector Pfandbrief.

2.6 Denomination

MTNs are issued in a single Denomination as specified in the Pricing Supplement.

2.7 Currency

MTNs are denominated in Australian dollars.

2.8 Austraclear System

It is the Issuer's intention that MTNs will be held in the Austraclear System and settled, cleared and traded through the Austraclear System, in which case the

rights of any person holding an interest in the MTNs lodged in the Austraclear System are subject to the Austraclear Regulations.

3 Status of MTNs

3.1 Status of Senior MTNs

The obligations under the Senior MTNs constitute unsecured and unsubordinated obligations of the Issuer ranking pari passu among themselves and pari passu with all other unsecured and unsubordinated obligations of the Issuer.

3.2 Status of Pfandbrief MTNs

The obligations of the Issuer under Pfandbrief MTNs constitute unsubordinated obligations of the Issuer ranking pari passu among themselves. The Pfandbrief MTNs are covered in accordance with the Pfandbrief Act and rank pari passu with all other obligations of the Issuer under:

(a) in the case of Mortgage Pfandbriefe, all other Mortgage Pfandbriefe issued by the Issuer; and

(b) in the case of Public-Sector Pfandbriefe, all other public sector Pfandbriefe issued by the Issuer.

4 Title and transfer of MTNs

4.1 Title

Title to an MTN passes when details of the transfer are entered in the Register.

4.2 Effect of entries in Register

Each entry in the Register in respect of an MTN constitutes:

(a) an unconditional and irrevocable undertaking by the Issuer to the MTN Holder to make all payments of principal and (if applicable) interest and any other amount in respect of the MTN in accordance with the MTN Terms and Conditions; and

(b) an entitlement to the other benefits given to the MTN Holders under the MTN Terms and Conditions.

4.3 Register conclusive as to ownership

Entries in the Register in relation to an MTN constitute conclusive evidence that the person so entered is the absolute owner of the MTN (subject to correction for fraud or error).

4.4 Non-recognition of interests

Except as required by law, the Issuer and each Agent must treat the person whose name is entered in the Register as the holder of an MTN as the absolute owner of that MTN. This **Condition 4.4** applies whether or not an MTN is overdue and despite any notice of ownership, trust or interest in the MTN to the contrary.

4.5 Joint holders

Where two or more persons are entered in the Register as the joint holders of an MTN then they are taken to hold the MTN as joint tenants with rights of survivorship, but the Registrar is not bound to register more than four persons as joint holders of an MTN.

4.6 Transfers in whole

MTNs may be transferred in whole but not in part.

4.7 Compliance with laws

MTNs may only be transferred if:

(a) the offer or invitation giving rise to the transfer does not constitute an offer or invitation for which disclosure is required to be made to investors under Part 6D.2 of the Corporations Act;

(b) the transfer complies with any applicable Directives of the jurisdiction where the transfer takes place; and

(c) the transferee is not a "retail client" as that term is defined in section 761G of the Corporations Act.

In addition, transfers to unincorporated associations are not permitted.

4.8 Transfer procedures

Interests in MTNs entered into the Austraclear System will be transferable only in accordance with the Austraclear Regulations.

Application for the transfer of MTNs not held in the Austraclear System must be made by the lodgment of a transfer form with the Registrar at its Specified Office. Transfer forms must be in the form available from the Registrar. Each transfer form must be:

(a) duly completed;

(b) accompanied by any evidence the Registrar may require to establish that the transfer form has been duly executed and stamped (if necessary); and

(c) signed by both the transferor and the transferee.

4.9 Registration of transfer

The transferor of an MTN remains the holder of that MTN until such time as the name of the transferee is entered in the Register in respect of that MTN. Transfers of MTNs will not be registered during the period:

(a) from the Record Date until the Business Day after the specified date for payment; or

(b) after the eighth calendar day prior to the Maturity Date.

4.10 No charge on transfer

Transfers will be registered without charge provided taxes, duties or other governmental charges (if any) imposed in relation to the transfer have been paid.

4.11 Australian Stock Exchange listing

MTNs which are listed on the Australian Stock Exchange will not be transferred through or registered on the Clearing House Electronic Subregister System operated by the Australian Stock Exchange (**CHESS**) and will not be "Approved Financial Products" (as defined for the purposes of CHESS).

4.12 Austraclear as MTN Holder

Where Austraclear is recorded in the Register as the MTN Holder, each person in whose Security Record (as defined in the Austraclear Regulations) an MTN is recorded is deemed to have made the following acknowledgments in favour of the Registrar and Austraclear:

(a) that the Registrar's decision to act as the Registrar of an MTN does not constitute a recommendation or endorsement by the Registrar or Austraclear in relation to that MTN, but only indicates that the holding of the MTN is considered by the Registrar to be compatible with the performance by it of its obligations as Registrar under the Agency Agreement; and

(b) that the MTN Holder does not rely on any fact, matter or circumstance contrary to **Condition 4.12(a)**.

5 Fixed Rate MTNs

5.1 Application

This **Condition 5** applies to the MTNs only where the Pricing Supplement states that it applies.

5.2 Interest on Fixed Rate MTNs

Each Fixed Rate MTN bears interest on its outstanding principal amount from (and including) its Interest Commencement Date to (but excluding) its Maturity Date at the Interest Rate which is payable in arrears on each Interest Payment Date.

5.3 Fixed Coupon Amount

Unless otherwise specified in the Pricing Supplement and except for:

(a) the first Interest Period, if the Interest Commencement Date is not the Issue Date; and

(b) the last Interest Period, if the Maturity Date is not an Interest Payment Date,

the amount of interest payable on each Interest Payment Date in respect of the preceding Interest Period is the Fixed Coupon Amount specified in the Pricing Supplement.

5.4 Calculation of interest payable

The amount of interest payable in respect of a Fixed Rate MTN for any period for which a Fixed Coupon Amount is not specified in the Pricing Supplement is calculated by multiplying the Interest Rate for that interest period, the outstanding principal amount of the Fixed Rate MTN and the applicable Day Count Fraction.

6 Floating Rate MTNs

6.1 Application

This **Condition 6** applies to the MTNs only where the Pricing Supplement states that it applies.

6.2 Interest on Floating Rate MTNs

Each Floating Rate MTN bears interest on its outstanding principal amount from (and including) its Interest Commencement Date to (but excluding) its Maturity Date at the Interest Rate which is payable in arrears on each Interest Payment Date.

6.3 Interest Rate

The Interest Rate payable in respect of a Floating Rate MTN for each Interest Period is the sum of the Margin and BBSW.

In this **Condition 6.3**:

Bill means a bill of exchange of the type specified for the purpose of quoting on the BBSW page of the Reuters Monitor System.

BBSW means the average mid rate selected by the Calculation Agent for Bills having a tenor closest to the Interest Period as displayed on the "BBSW" page of the Reuters Monitor System on the first day of that Interest Period.

However, if the average mid rate is not displayed by 10:30 am on that day, or if it is displayed but the Calculation Agent determines that there is an obvious error in that rate, **BBSW** means the rate determined by the Calculation Agent in good faith at approximately 10:30 am on that day, having regard, to the extent possible, to the mid rate of the rates otherwise bid and offered for bank accepted Bills of that tenor at or around that time (including any displayed on the "BBSY" page of the Reuters Monitor System).

6.4 Fallback Interest Rate

Unless otherwise specified in the Pricing Supplement, if, for any Interest Period, the Calculation Agent is unable to determine a rate in accordance with **Condition 6.3 (Interest Rate)**, the Interest Rate applicable to the MTNs during that Interest Period will be the Interest Rate applicable to the MTNs during the immediately preceding Interest Period.

7 General provisions applicable to interest

7.1 Calculation of Interest Rate and interest payable

The Calculation Agent must, as soon as practicable after determining the Interest Rate in relation to each Interest Period for each Floating Rate MTN, calculate the amount of interest payable for the relevant Interest Period in respect of the outstanding principal amount of each MTN. The amount of interest payable must be calculated by multiplying the product of the Interest Rate for that Interest Period and the outstanding principal amount of the MTN by the applicable Day Count Fraction.

7.2 Calculation of other amounts

If the Pricing Supplement specifies that any other amount is to be calculated by the Calculation Agent, the Calculation Agent must, as soon as practicable after the time at which that amount is to be determined, calculate the relevant amount. The relevant amount must be calculated by the Calculation Agent in the manner specified in the Pricing Supplement.

7.3 Notification of Interest Rate, interest payable and other items

The Calculation Agent must notify the Issuer, the Registrar, the Issuing and Paying Agent, the relevant MTN Holders and any stock exchange or other relevant authority on which the relevant MTNs are listed of:

(a) each Interest Rate, the amount of interest payable and each other amount, item or date calculated or determined by it together with the relevant Interest Payment Date; and

(b) any amendment to any amount, item or date referred to in **Condition 7.3(a)** arising from any extension or reduction in any relevant Interest Period or calculation period.

The Calculation Agent must give notice under this **Condition 7.3** as soon as practicable after it makes its determination. However, it must give notice of each Interest Rate, the amount of interest payable and each Interest Payment Date by the fourth day of the relevant Interest Period.

The Calculation Agent may amend its determination of any amount, item or date (or make appropriate alternative arrangements by way of adjustment) as a result of the extension or reduction of the Interest Period without prior notice but must notify the Issuer, the Registrar, the Issuing and Paying Agent, the MTN Holders and each stock exchange or other relevant authority on which the relevant MTNs are listed after doing so.

7.4 Determination final

The determination by the Calculation Agent of all amounts, rates and dates falling to be determined by it under the MTN Terms and Conditions is, in the absence of manifest error, final and binding on the Issuer, each MTN Holder and each Agent.

7.5 Rounding

For the purposes of any calculations required under these Conditions (unless otherwise specified in the MTN Terms and Conditions):

(a) all percentages resulting from the calculations must be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (with 0.000005 per cent. being rounded up to 0.00001 per cent.);

(b) all figures must be rounded to five decimal places (with halves being rounded up); and

(c) all amounts that are due and payable must be rounded to the nearest cent (with halves being rounded up).

8 Redemption

8.1 Scheduled redemption

Each MTN is redeemable by the Issuer on the Maturity Date at its Final Redemption Amount unless:

(a) the MTN has been previously redeemed; or

(b) the MTN has been purchased and cancelled.

8.2 Early redemption for taxation reasons

The Issuer may redeem all (but not some) of the MTNs of a Series (other than Pfandbrief MTNs) in whole before their Maturity Date at the Final Redemption Amount together with interest (if any) accrued on the MTNs to the date fixed for redemption if the Issuer is required under **Condition 10.1 (Senior MTNs)** to pay Additional Amounts on the next succeeding Interest Payment Date.

However, the Issuer may only do so if:

(a) the Issuer has given at least 30 days' (and no more than 60 days') notice (which notice is irrevocable) to the Registrar and the relevant MTN Holders which specifies the date fixed for redemption and sets out a statement in summary form of the facts constituting the basis for the right of the Issuer to redeem the MTNs under this Condition;

(b) in the case of Fixed Rate MTNs, a notice of redemption is given no earlier than 90 days before the earliest date on which the Issuer would be obliged to pay the Additional Amounts were a payment in respect of the MTNs then due; and

(c) in the case of Floating Rate MTNs:

(i) the proposed redemption date is an Interest Payment Date; and

(ii) a notice of redemption is given no earlier than 90 days before the earliest date on which the Issuer would be obliged to pay the Additional Amounts of a payment in respect of the MTNs then due.

8.3 Early redemption at the option of MTN Holders

If the Pricing Supplement states that an MTN Holder may require the Issuer to redeem all or some of the MTNs of a Series (other than Pfandbrief MTNs) held by that MTN Holder before their Maturity Date under this **Condition 8.3**, the Issuer must redeem the MTNs specified by that MTN Holder at the Early Redemption Amount (Put) specified in the Pricing Supplement together with interest (if any) accrued on the MTNs to the date fixed for redemption if the following conditions are satisfied:

(a) the amount of MTNs to be redeemed is a multiple of their Denomination;

(b) the MTN Holder has given at least 45 days' (and no more than 60 days') (or any other period which may be specified in the Pricing Supplement) notice (which notice is irrevocable), to the Issuer and the Registrar by delivering to the Specified Office of the Registrar during normal business hours a completed and signed redemption notice in the form obtainable from the Specified Office of the Registrar together with any evidence the Registrar may require to establish title of the MTN Holder to the relevant MTN.

A notice or document deposited under this **Condition 8.3** may not be withdrawn without the Issuer's consent;

(c) the notice referred to in **Condition 8.3(b)** specifies a bank account to which the payment should be made or an address to where a cheque for payment should be sent;

(d) the proposed redemption date is a date specified as an Early Redemption Date (Put) in the Pricing Supplement; and

(e) any other condition specified in the Pricing Supplement is satisfied.

An MTN Holder may not require the Issuer to redeem any MTN under this **Condition 8.3** if the Issuer has given notice that it will redeem that MTN under **Condition 8.2 (Early redemption for taxation reasons)** or **Condition 8.4 (Early redemption at the option of the Issuer)**.

8.4 Early redemption at the option of the Issuer

If the Pricing Supplement states that the Issuer may redeem all or some of the MTNs of a Series before their Maturity Date under this **Condition 8.4**, the Issuer may redeem so many of the MTNs specified in the Pricing Supplement the MTNs at the Early Redemption Amount (Call) specified in the Pricing Supplement together with interest (if any) accrued on the MTNs to the date fixed for redemption if the following conditions are satisfied:

(a) the amount of MTNs to be redeemed is a multiple of their Denomination;

(b) the Issuer has given at least 30 days' (and no more than 60 days') (or any other period specified in the Pricing Supplement) notice (which notice is irrevocable) to the Issuing and Paying Agent and the MTN Holders; and

(c) the proposed redemption date is a date specified as an Early Redemption Date (Call) in the Pricing Supplement.

If only some of the MTNs of a Series are to be redeemed under this **Condition 8.4**, the MTNs must be redeemed in a fair and reasonable manner in compliance with any Directives and the requirement of any stock exchange on which the MTNs are listed.

8.5 Purchase and cancellation

(a) The Issuer and any of its subsidiaries may at any time purchase MTNs in the open market or otherwise and at any price. If purchases are made by tender, tenders must be available to all MTN Holders alike. All unmatured MTNs purchased under this **Condition 8.5** may be held, resold or cancelled at the discretion of the Issuer, subject to compliance with all legal and regulatory requirements.

(b) All MTNs redeemed by the Issuer under this **Condition 8.5** must be cancelled immediately and cannot be reissued or resold.

9 Payments

9.1 Payments subject to laws

All payments in respect of any MTNs are subject to all applicable fiscal laws or other Directives, but without prejudice to **Condition 10 (Taxation)**.

9.2 Payments on business days

Unless the Pricing Supplement states otherwise, all payments in respect of any MTN must be made in accordance with the Following Business Day Convention, and in each such case, the MTN Holder is not entitled to any additional payment in respect of any delay in payment.

9.3 Payment to MTN Holders - Record Date

Payments of all amounts in respect of an MTN will be made to each person registered at the close of business on the relevant Record Date as the holder of that MTN.

9.4 Method of payment

Payments in respect of MTNs will be made:

(a) if the MTNs are held in the Austraclear System, by crediting on the payment date, the amount due to:

   (i) the account of Austraclear (as the MTN Holder) in Australia previously notified to the Issuer, the Registrar and the Issuing and Paying Agent; or

   (ii) if requested by Austraclear, the accounts in Australia of the persons in whose Security Record (as defined in the Austraclear Regulations) an MTN is recorded in Austraclear as previously notified by Austraclear to the Issuer, the Registrar and the Issuing and Paying Agent in accordance with Austraclear Regulations; and

(b) if the MTNs are not held in the Austraclear System:

   (i) by crediting on the payment date, the amount then due under each MTN to an account in Australia as previously notified by the relevant MTN Holder to the Issuer, the Registrar and the Issuing and Paying Agent; and

   (ii) if no such account is specified, by cheque drawn on a bank in Australia in Australian dollars sent by prepaid post on the Business Day prior to the relevant due date for payment at the risk of such MTN Holder, to the address located in Australia of the holder of that MTN (or to the first named joint holder of that MTN) at its address appearing in the Register on the relevant Record Date.

10 Taxation

10.1 Senior MTNs

All amounts payable in respect of Senior MTNs shall be made without withholding or deduction for or on account of any present or future taxes or duties of whatever nature imposed or levied by way of withholding or deduction at source by or on behalf of the Federal Republic of Germany or any political subdivision or any authority thereof or therein having power to tax unless such withholding or deduction is required by law. In such event, the Issuer will pay such additional amounts (**Additional Amounts**) as shall be necessary in order that the net amounts received by the MTN Holders, after such withholding or deduction shall equal the respective amounts which would otherwise have been

receivable in the absence of such withholding or deduction; except that no such Additional Amounts shall be payable on account of any taxes or duties which:

(a) are payable by any person on behalf of an MTN Holder, or otherwise in any manner which does not constitute a deduction or withholding by the Issuer from payments of principal or interest made by it;

(b) are payable by reason of the MTN Holder having, or having had, some personal or business connection with the Federal Republic of Germany and not merely by reason of the fact that payments in respect of the relevant MTNs are, or for purposes of taxation are deemed to be, derived from sources in, or are secured in, the Federal Republic of Germany;

(c) are avoidable or would have been avoidable through the fulfilment of statutory requirements including but not limited to reporting or other declaration requirements or requirements which need to be fulfilled pursuant to any general or individual directive of, or guidance issued by, the relevant tax authorities or through the submission of a certificate or declaration (such as a declaration of non-residence) or by otherwise claiming an exemption with the relevant tax authorities;

(d) are payable by reason of a change in law that becomes effective more than 30 days after the relevant payment becomes due, or is duly provided for, whichever occurs later; or

(e) are deducted or withheld pursuant to:

(i) any European Union Directive or Regulation concerning the taxation of interest income;

(ii) any international treaty or understanding relating to such taxation and to which the Federal Republic of Germany or the European Union is a party; or

(iii) any provision of law implementing, or complying with, or introduced to conform with, such Directive, Regulation, treaty or understanding.

10.2 Pfandbrief MTNs

All amounts payable in respect of the Pfandbrief MTNs shall be made without withholding or deduction for or on account of any present or future taxes or duties of whatever nature imposed or levied by way of withholding or deduction at source by or on behalf of the Federal Republic of Germany or any political subdivision or any authority thereof or therein having power to tax unless such withholding or deduction is required by law.

11 Time limit for claims

11.1 Time limit

A claim against the Issuer for a payment under an MTN is void unless presented for payment within 10 years (in the case of principal) and 5 years (in the case of interest) from the specified date of payment.

11.2 Discharge of Issuer

The Issuer is discharged from its obligation to make a payment in respect of an MTN to the extent that a cheque which has been duly sent to the address of

such MTN Holder appearing in the Register in Australian dollars remains uncashed at the end of the period of, 10 years (in the case of principal) and 5 years (in the case of interest) from the specified date of payment.

12 Events of Default

12.1 Event of Default

(a) An Event of Default occurs in relation to a Series of Senior MTNs if:

(i) the Issuer fails to pay principal or interest within 30 days from the relevant due date;

(ii) the Issuer fails duly to perform any other obligation arising from the MTNs which failure is not capable of remedy or, if such failure is capable of remedy, such failure continues for more than 30 days after the Registrar has received notice thereof from an MTN Holder;

(iii) the Issuer announces its inability to meet its financial obligations or ceases its payments;

(iv) a court opens insolvency proceedings against the Issuer or the Issuer applies for or institutes such proceedings or offers or makes an arrangement for the benefit of its creditors generally;

(v) the Issuer goes into liquidation unless this is done in connection with a merger, or other form of combination with another company and such company assumes all obligations contracted by the Issuer, as the case may be, in connection with the MTNs; or

(vi) any governmental order, decree or enactment shall be made in or by the Federal Republic of Germany whereby the Issuer is prevented from observing and performing in full its obligations as set forth in the MTN Terms and Conditions and this situation is not cured within 90 days.

(b) Pfandbrief MTNs do not have events of default.

12.2 Consequences of an Event of Default

If any Event of Default occurs and continues unremedied then an MTN Holder may declare by notice to the Issuer (with a copy to the Registrar) that each Senior MTN held by it is due and demand immediate redemption at the Final Redemption Amount (together with any accrued interest). This right to declare such MTNs due shall terminate if the situation giving rise to it has been cured before the right is exercised.

12.3 Notification of Event of Default

If an Event of Default occurs, the Issuer must promptly after becoming aware of it notify the Registrar and the Dealers of the occurrence of the Event of Default (specifying details thereof) and procure that the Registrar promptly notifies the MTN Holders of the occurrence of the Event of Default in accordance with **Condition 16 (Notices)**.

13 Agents

13.1 Role of Agents

In acting under the relevant Agency Agreement and in connection with the MTNs, the Agents act solely as agents of the Issuer and do not assume any obligations towards or relationship of agency or trust for or with any MTN Holder except that any funds received by the Issuing and Paying Agent in accordance with the relevant Agency Agreement shall, pending their application in accordance with the relevant Agency Agreement, be held by it in a segregated account on trust for the Issuer.

13.2 Appointment and replacement of Agents

Subject to **Condition 13.3 (Required Agents)**, the Issuer reserves the right at any time to vary or terminate the appointment of any Agent and to appoint any successor with respect to that Agent.

13.3 Required Agents

The Issuer must:

(a) at all times maintain a Registrar; and

(b) if a Calculation Agent is specified in the Pricing Supplement, at all times maintain a Calculation Agent.

Notice of any change of a relevant Agent or its Specified Offices must promptly be given to the relevant MTN Holders by the Issuer or the Agent on its behalf.

14 Meetings of MTN Holders and amendments

14.1 Meetings provisions

The Meetings Provisions contain provisions (which have effect as if incorporated in the MTN Terms and Conditions) for convening meetings of the MTN Holders of any Series to consider any matter affecting their interests, including amendments to the MTN Terms and Conditions.

Unless **Condition 14.3 (Amendment without consent)** applies, the MTN Terms and Conditions may only be amended in accordance with the Meetings Provisions.

14.2 Resolutions binding

Any resolution passed in accordance with the Meetings Provisions is binding on all MTN Holders of the relevant Series.

14.3 Amendment without consent

The MTN Terms and Conditions may be amended without the consent of the MTN Holders if the amendment:

(a) is of a formal, minor or technical nature;

(b) is made to correct a manifest error;

(c) is made to cure any ambiguity or correct or supplement any defective or inconsistent provision and in the reasonable opinion of the Issuer, is not materially prejudicial to the interests of the MTN Holders; or

(d) applies only to MTNs issued after the date of the amendment.

15 Further issues

The Issuer may from time to time, without the consent of the MTN Holders issue further Tranches of MTNs having the same MTN Terms and Conditions as the MTNs of any Series in all respects (or in all respects except for the Issue Date, Issue Price and the first payment of interest) so as to form a single series with the MTNs of that Series.

16 Notices

16.1 Notices to MTN Holders

All notices, certificates, consents, approvals, waivers and other communications in connection with an MTN to the MTN Holders must be in writing and sent by prepaid post (airmail if appropriate) or delivered by hand to the relevant MTN Holder (as shown in the relevant Register at the close of business on the day which is three Business Days before the date of the relevant notice or communication), or may be given by an advertisement in the Australian Financial Review or The Australian.

16.2 Notices to the Issuer and the Registrar

All notices and other communications to the Issuer or the Agents must be in writing and may be sent by prepaid post (airmail if appropriate) or delivered by hand to their Specified Office.

16.3 When effective

Notices and other communications take effect from the time they are taken to be received under **Condition 16.4 (Receipt)** unless a later time is specified in such notice or communication.

16.4 Receipt

If sent by post, notices and other communications are taken to be received on the third day after posting. If delivered by hand, notices and other communications are taken to be received on the date on which such notice or other communication was delivered.

16.5 Non receipt of notice

If there are two or more MTN Holders in relation to a Series of MTNs, the non-receipt of any notice by, or the accidental omission to give any notice to, an MTN Holder does not invalidate the giving of that notice.

17 Currency indemnity

(a) Unless otherwise specified in the Pricing Supplement, the sole currency of account and payment for all sums payable by the Issuer in respect of the MTNs (including damages) is Australian dollars.

(b) Any amount received or recovered in a currency other than Australian dollars (whether as a result of, or on the enforcement of, a judgment or

order of a court of any jurisdiction or otherwise) by an MTN Holder in respect of any sum expressed to be due to it from the Issuer only constitutes a discharge to the extent of the amount in Australian dollars which such MTN Holder is or would have been reasonably able to purchase (taking into account reasonable costs of conversion) with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so).

(c) If the amount received under **Condition 17(b)** is less than the amount in Australian dollars expressed to be due to any MTN Holder in respect of such MTN, the Issuer will indemnify each MTN Holder against any reasonable cost of making such purchase which is reasonably incurred.

(d) The indemnities given under this **Condition 17**:

(i) constitute a separate and independent obligation from the Issuer's other obligations;

(ii) give rise to a separate and independent cause of action;

(iii) apply irrespective of any indulgence granted by any MTN Holder; and

(iv) continue in full force and effect despite any judgment, order, claim or proof for a liquidated amount in respect of any sum due in respect of the MTNs or any judgment or order.

18 Substitution

18.1 Substitution

The Issuer may in respect of any Series of Senior MTNs, without the consent of the relevant MTN Holders, at any time substitute for the Issuer any Affiliate (as defined below) of the Issuer as principal debtor in respect of all obligations arising from or in connection with the Senior MTNs (**Substitute Debtor**) provided that:

(a) no payment of principal or interest on any of the MTNs is in default;

(b) the Substitute Debtor assumes all obligations of the Issuer in respect of the Senior MTNs;

(c) the Issuer and the Substitute Debtor have obtained all necessary authorisations and are able to transfer to the Issuing and Paying Agent in the currency required hereunder (without being obligated to deduct or withhold any taxes or other duties of whatever nature levied by the country in which the Substitute Debtor or the Issuer has its domicile or tax residence) all amounts required for the fulfilment of the payment obligations arising under the Senior MTNs;

(d) the Substitute Debtor has agreed to indemnify and hold harmless each MTN Holder against any tax, duty, assessment or governmental charge imposed on such MTN Holder in respect of such substitution;

(e) the Issuer irrevocably and unconditionally guarantees in favour of each MTN Holder the payment of all sums payable by the Substitute Debtor in

respect of the Senior MTNs on terms which ensure that each MTN Holder will be put in an economic position that is at least as favourable as that which would have existed were the substitution not to occur; and

(f) there shall have been delivered to the Registrar separate opinions of lawyers of recognised standing in each of the Federal Republic of Germany and Australia to the effect that **Condition 18.1(b)** to **(e)** above have been satisfied.

For purposes of this **Condition 18, Affiliate** means any affiliated company (*verbundenes Unternehmen*) within the meaning of paragraph 15 Aktiengesetz (*German Stock Corporation Act*).

18.2 Notice

Notice of any substitution under **Condition 18.1 (Substitution)** will be given in accordance with **Condition 16.1 (Notices to MTN Holders)**.

18.3 Change of references

In the event of any substitution under **Condition 18.1 (Substitution)**, each reference in the MTN Terms and Conditions to the Issuer shall from that point forward be deemed to be a reference to the Substitute Debtor and any reference to the country in which the Issuer is domiciled or is a resident for taxation purposes shall from that point forward be deemed to be a reference to the country of domicile or residence for taxation purposes of the Substitute Debtor. Furthermore, in the event of a substitution the following shall apply:

(a) in **Condition 10 (Taxation)** and **Condition 8.2 (Early redemption for taxation reasons)** an alternative reference to the Federal Republic of Germany shall be deemed to have been included in addition to the reference according to the preceding sentence to the country of domicile or residence for taxation purposes of the Substitute Debtor;

(b) in **Condition 12.1(a)(iii)** to **(vi) (Event of Default)** an alternative reference to the Issuer in its capacity as guarantor shall be deemed to have been included in addition to the reference to the Substitute Debtor; and

(c) in **Condition 12.1(a) (Event of Default)** a further Event of Default shall be deemed to have been included such that an Event of Default shall exist if the guarantee pursuant to **Condition 18 (Substitution)** is or becomes invalid for any reason.

19 Governing law, jurisdiction and service of process

19.1 Governing law

Subject to **Condition 3.2 (Status of Pfandbrief MTNs)**, the MTNs are governed by the law in force in New South Wales, Australia.

19.2 Jurisdiction

The Issuer submits, and each MTN Holder is taken to have submitted, to the non-exclusive jurisdiction of the courts of New South Wales and courts of appeal from them. The Issuer waives any right it has to object to an action

being brought in those courts including by claiming that the action has been brought in an inconvenient forum or that those courts do not have jurisdiction.

19.3 Serving documents

Without preventing any other method of service, any document in any action may be served on an MTN Holder by being delivered or left at the registered office or principal place of business of that MTN Holder or, in the case of the Issuer, with its process agent appointed under **Condition 19.4 (Appointment of process agent)**.

19.4 Appointment of process agent

The Issuer appoints Corrs Nominee Holdings Pty Ltd of Level 34, Bourke Place, 600 Bourke Street, Melbourne, VIC 3000, Australia as its process agent to receive any document in any action in connection with the MTNs.

If for any reason the process agent ceases to be able to act as process agent, the Issuer must promptly appoint another person in Australia as process agent.

The Issuer agrees that the service of documents on the process agent or any other person appointed under this **Condition 19** will be sufficient service on it.

Form of Pricing Supplement

The Pricing Supplement to be issued in respect of each Tranche must be substantially in the form set out below.

Pricing Supplement

Series No.: [ ]

Tranche No.: [ ]

Hypothekenbank in Essen Aktiengesellschaft

A$5,000,000,000 Medium Term Note Programme

Issue of

A$[ ] MTNs due [ ] (**MTNs**)

The date of this Pricing Supplement is [ ].

This Pricing Supplement (as referred to in the Information Memorandum dated 13 October 2006 (**Information Memorandum**) in relation to the above Programme relates to the Tranche of MTNs referred to above. It is supplementary to, and should be read in conjunction with the MTN Deed Poll dated 13 October 2006 made by the Issuer (**MTN Deed Poll**). Terms defined in the MTN Deed Poll have the same meaning when used in this Pricing Supplement.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorised or to any person to whom it is unlawful to make such offer or solicitation. No action is being taken to permit an offering of the MTNs or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The particulars to be specified in relation to the Tranche of MTNs referred to above are as follows:

1	Issuer:	Hypothekenbank in Essen Aktiengesellschaft
2	Type of Issue:	[Insert "Syndicated Issue" or "Private Issue" as applicable]
3	Purchasing Dealer(s):	[Insert name]
4	Lead Manager(s):	[Insert name(s)]
5	Registrar and Issuing and Paying Agent:	[Austraclear Services Limited] or [Insert name and address].
6	Calculation Agent:	[Austraclear Services Limited] or [Insert name and address]

7	If to form a single Series with an existing Series, specify details:	[Not Applicable] or [Insert details (including date MTNs became fungible)]
8	Principal amount of Tranche:	[Insert amount]
9	Issue Date:	[Insert date]
10	Maturity Date:	[Insert date]
11	Issue Price:	[Insert]% of the principal amount [plus accrued interest from [insert date]]
12	Net Proceeds:	[Specify]
13	Denomination:	A$[1,000] [*or insert other denomination*]
14	Status of MTNs:	[Pfandbrief MTNs/Senior MTNs]
15	If the MTNs are issued as Pfandbrief MTNs:	[Insert either "Not Applicable] or [Mortgage Pfandbriefe (*Hypothekenpfandbriefe*)] or [Public-Sector Pfandbriefe (*Öffentliche Pfandbriefe*)]
16	Type of MTNs:	[Insert either "Fixed Rate MTN" or "Floating Rate MTN" or specify]
17	If the MTNs are Fixed Rate, specify:	[Insert either "Applicable" or "Not Applicable". If applicable, insert the details below. If not applicable, delete the remaining sub-paragraphs of this paragraph]
	(a) Fixed Coupon Amount:	A$[Insert Fixed Coupon Amount] per A$[1,000] Denomination on each Interest Payment Date
	(b) Interest Rate(s):	[Insert fixed rate]% per annum, payable [annually/semi-annually/ quarterly]
	(c) Interest Commencement Date:	[Insert either a date or "Issue Date"]
	(d) Interest Payment Dates:	[Insert dates]
	(e) Business Day Convention:	[Insert either "Following", "Modified Following", "Floating Rate", "Preceding" or "No Adjustment" or give details of other convention]

	(f)	Day Count Fraction:	[Insert "RBA Bond Basis" or other applicable Day Count Fraction] *[RBA Bond Basis is the usual Day Count Fraction for Fixed Rate MTNs]*
18	If the MTNs are Floating Rate, specify:		[Insert either "Applicable" or "Not Applicable". If applicable, insert the details below. If not applicable, delete the remaining sub-paragraphs of this paragraph.]
	(a)	Interest Commencement Date:	[Insert either a date or "Issue Date"]
	(b)	Interest Rate:	[eg The aggregate of the 3 month BBSW and the Margin]
	(c)	Interest Payment Dates or Specified Period:	[Insert dates]
	(d)	Business Day Convention:	[Insert either "Following Business Day Convention", "Modified Following Business Day Convention", "Preceding Business Day Convention", or "No Adjustment" or give details of other convention]
	(e)	Margin:	[Insert]% per annum (state if positive or negative)
	(f)	Day Count Fraction:	[Insert "Actual/365 (Fixed)" or other applicable Day Count Fraction] *[Actual/365 (Fixed) is the usual Day Count Fraction for Floating Rate MTNs]*
19	MTN provisions if not Fixed Rate or Floating Rate:		[Insert either "Applicable" or "Not Applicable". If applicable, insert relevant provisions]
20	Default Rate:		[Insert either "Interest Rate" or specify other rate]
21	Final Redemption Amount:		[Insert either "Outstanding principal amount" or insert other amount or details for calculating the Final Redemption Amount]

22	Early Redemption at the option of MTN Holders:	[Insert either "Applicable" or "Not Applicable". If applicable, insert the details below. If not applicable, delete the remaining sub-paragraphs of this paragraph.]
(a)	Early Redemption Date (Put):	[Insert dates]
(b)	Early Redemption Amount (Put):	[Outstanding principal amount together with interest (if any) accrued on the MTNs to the Early Redemption Date (Put)] [or specify other amount or details for calculating the Early Redemption Amount (Put)]
(c)	Notice period:	[As set out in Condition 8.3(b) or specify]
(d)	Specify any relevant Conditions to exercise of option:	[Insert]
(e)	Specify whether redemption at Issuer's option is permitted in respect of some only of the MTNs and, if so, any minimum aggregate principal amount and the means by which the MTNs will be selected for redemption:	[Insert]
23	Early Redemption at the option of the Issuer:	[Insert either "Applicable" or "Not Applicable". If applicable, insert the details below. If not applicable, delete the remaining sub-paragraphs of this paragraph.]
(a)	Early Redemption Date (Call):	[Insert]
(b)	Early Redemption Amount (Call):	[Outstanding principal amount together with interest (if any) accrued on the MTNs to the Early Redemption Date (Call)] or [specify other amount or details for calculating the Early Redemption Amount (Call).]
(c)	Notice period:	[As set out in Condition 8.4(b) or specify]
(d)	Specify any relevant conditions to exercise of option:	[Insert]

	(e) Specify whether redemption at Issuer's option is permitted in respect of some only of the MTNs and, if so, any minimum aggregate principal amount and the means by which the MTNs will be selected for redemption:	[Insert]
24	Additional Business Centres:	[Insert "None" or specify any Additional Business Centres]
25	Other Conditions:	[Insert "None" or specify any Conditions to be altered, varied, deleted otherwise than as provided above and also any additional Conditions to be included.]
26	ISIN:	[Insert]
27	Common Code:	[Insert]
28	Selling restrictions:	[Insert "As set out in the Information Memorandum" or specify any variation to the selling restrictions]
29	Listing:	[Insert "Australian Stock Exchange" or "None" if not listed]

Responsibility

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed for and on behalf of

Hypothekenbank in Essen Aktiengesellschaft

By: ....

Name:

Duly authorised

Clearing and Settlement

Clearing and settlement

Upon the issuance of an MTN the Issuer will (unless otherwise agreed with the MTN Holder) procure that the MTNs are entered into the Austraclear System. Upon entry, Austraclear Limited (**Austraclear**) (in its capacity as the operator of the Austraclear System) will become the sole registered holder of the MTNs and members of the Austraclear System (**Accountholders**) may acquire rights against Austraclear in relation to those MTNs. If potential investors are not Accountholders they may hold their interest in the relevant MTNs through a nominee who is an Accountholder. All payments by the Issuer in respect of MTNs entered in the Austraclear System will be made directly to an account of Austraclear or as it directs in accordance with the Austraclear Regulations.

Secondary market sales

Secondary market sales of MTNs held in the Austraclear System will be conducted in accordance with the Austraclear Regulations.

Relationship of Accountholders with Austraclear

Each of the persons shown in the records of the Austraclear System as having an interest in MTNs issued by the Issuer must look solely to the Austraclear System for such person's share of each payment made by the Issuer to Austraclear and to any other rights arising under the MTNs, subject to and in accordance with the Austraclear Regulations. Unless and until such MTNs are uplifted from the Austraclear System and registered in the name of an Accountholder, such person has no claim directly against the Issuer in respect of payments by the Issuer and such obligations of the Issuer will be discharged by payment to Austraclear (or as it directs) in respect of each amount so paid.

Where Austraclear is registered as the holder of MTNs that are lodged in the Austraclear System, Austraclear may, in its absolute discretion, instruct the Registrar to transfer or "uplift" the MTNs to the person in whose Security Record (as defined in the Austraclear Regulations) those MTNs are recorded without any consent or action of such transferee and, as a consequence, remove those MTNs from the Austraclear System. Such transfer would not normally occur without prior consultation by Austraclear with that person and only in circumstances where the Issuer had defaulted in payment or that person sought to exercise its rights directly in relation to the MTNs.

Subscription and Sale

Under the Dealer Agreement dated 13 October 2006 between the Issuer, ABN AMRO Bank N.V. Australian Branch and the parties named as Dealers as amended from time to time (**Dealer Agreement**), the Dealers have agreed with the Issuer the basis upon which they may from time to time agree to purchase MTNs.

Neither the Issuer nor any of the Dealers represent that MTNs may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder, or have assumed any responsibility for facilitating such sale.

1 General

Each Dealer has agreed that it:

(a) will comply with any applicable law or directive in any jurisdiction in which it may subscribe for, offer, sell or transfer MTNs; and

(b) will not directly or indirectly subscribe for, offer, sell or transfer MTNs or invite offers to purchase, subscribe or transfer the MTNs, or distribute any Information Memorandum, disclosure document, prospectus, circular, advertisement or other offering material relating to the MTNs in any jurisdiction except in accordance with the Dealer Agreement and the selling restrictions set out below (as amended or supplemented for a particular issue of MTNs).

2 Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 of Australia) in relation to the Programme or the MTNs has been lodged with the Australian Securities and Investments Commission (**ASIC**). Each Dealer has represented and agreed that it:

(a) has not offered or invited applications, and will not offer or invite applications, for the issue, sale or purchase of the MTNs in Australia (including an offer or invitation which is received by a person in Australia); and

(b) has not distributed or published, and will not distribute or publish, any draft, preliminary or definitive Information Memorandum or any other offering material or advertisement relating to the MTNs in Australia,

unless:

(i) the aggregate consideration payable by each offeree or invitee is at least A$500,000 (disregarding moneys lent by the offeror or its associates) or the offer or invitation otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act 2001 of Australia;

(ii) such action complies with all applicable laws, regulations and directives; and

(iii) does not require any document to be lodged with ASIC.

3 New Zealand

Each Dealer has represented and agreed that:

(a) it has not offered or sold, and will not offer or sell, directly or indirectly, any MTNs; and

(b) it has not distributed and will not distribute, directly or indirectly, any offering materials or advertisement in relation to any offer of MTNs,

in each case in New Zealand other than:

(i) to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money;

(ii) to persons who in all the circumstances can properly be regarded as having been selected otherwise than as members of the public;

(iii) to persons who are each required to pay a minimum subscription price of at least NZ$500,000 for the MTNs before the allotment of those MTNs (disregarding any amounts payable, or paid, out of money lent by the Issuer or any associated person of the Issuer); or

(iv) in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand (or any statutory modification or re-enactment of, or statutory substitution for, the Securities Act 1978 of New Zealand).

4 European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a **Relevant Member State**), each Dealer has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (**Relevant Implementation Date**) it has not made and will not make an offer of MTNs to the public in that Relevant Member State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of MTNs to the public in that Relevant Member State:

(a) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) at any time in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an **offer of MTNs to the public** in relation to any MTNs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the MTNs to be offered so as to enable an investor to decide to purchase or subscribe for the MTNs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the

expression **Prospectus Directive** means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

5 The United States of America

The MTNs have not been and will not be registered under the United States Securities Act of 1933, as amended (**Securities Act**).

Terms used in the following paragraphs have the meanings given to them by Regulation S under the Securities Act.

The MTNs may not be offered, sold, delivered or transferred within the United States of America or to, or for the account or benefit of, U.S. Persons except in accordance with Regulation S or in transactions exempt from the registration requirements of the Securities Act.

Each Dealer has represented and agreed that it will not offer, sell or deliver the MTNs:

(a) as part of their distribution at any time; and

(b) otherwise until 40 days after completion of the distribution, as determined and certified by the Purchasing Dealer or, in the case of an issue of MTNs on a syndicated basis, the Lead Manager,

within the United States of America or to, or for the account or benefit of, U.S. Persons.

Each Dealer who has purchased MTNs must determine and certify to the Issuer and, in the case of an issue of MTNs on a syndicated basis, the Lead Manager, when it has completed the distribution of those MTNs. In the case of an issue of MTNs on a syndicated basis, the Lead Manager must certify when the distribution of all the MTNs has been completed.

Each Dealer has further represented and agreed that it will have sent to each distributor to which it sells MTNs during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the MTNs within the United States of America or to, or for the account or benefit of, U.S. Persons.

In addition, until 40 days after the commencement of the offering of any Tranche of MTNs, an offer or sale of MTNs within the United States by any dealer or other distributor (whether or not participating in the offering) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with an available exemption from registration under the Securities Act.

6 Hong Kong

Each Dealer has represented and agreed that:

(a) it has not offered or sold, and will not offer or sell, in Hong Kong Special Administrative Region of the People's Republic of China (**Hong Kong**), by means of any document, any MTNs other than:

   (i) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or

   (ii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of

Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

(b) it has not issued, or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the MTNs which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to MTNs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

7 Singapore

This Information Memorandum has not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, as amended (**Securities and Futures Act**).

Each Dealer has represented and agreed that the MTNs may not be offered or sold or made the subject of an invitation for subscription or purchase nor may the Information Memorandum or any other document or material in connection with the offer or sale or invitation for subscription or purchase of any MTNs be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person falling within Section 274 of the Securities and Futures Act, (b) to a relevant person, or any person pursuant to Section 275(1A) of the Securities and Futures Act, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act or (c) otherwise than pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Each of the following relevant persons specified in Section 275 of the Securities and Futures Act which has subscribed or purchased MTNs, namely a person who is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

should note that shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or trust has acquired the MTNs under Section 275 of the Securities and Futures Act except:

(i) to an institutional investor under Section 274 of the Securities and Futures Act or to a relevant person, or any person pursuant to Section 275(1A) of the Securities and Futures Act, and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act;

(ii) where no consideration is given for the transfer; or

(iii) by operation of law.

8 Japan

The MTNs have not been and will not be registered under the Securities and Exchange Law of Japan (**Securities and Exchange Law**) and, accordingly, each Dealer has represented and agreed that it will not offer or sell any MTNs directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws and regulations of Japan. For the purposes of this paragraph, **Japanese Person** means any person resident in Japan, including any corporation or other entity organised under the laws of Japan.

9 United Kingdom

Each Dealer has represented and agreed that:

(a) in relation to any MTNs which have a maturity of less than one year;

(i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business; and

(ii) it has not offered or sold and will not offer or sell any MTNs other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the MTNs would otherwise constitute a contravention of section 19 of the Financial Services and Markets Act 2000, as amended (**FSMA**) by the Issuer;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any MTNs in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any MTNs in, from or otherwise involving the United Kingdom.

Taxation

The following is a general discussion of certain German and Australian tax consequences of the acquisition, ownership and disposition of MTNs. This discussion does not purport to be a comprehensive description of all tax considerations which may be relevant to a decision to purchase MTNs. In particular, this discussion does not consider any specific facts or circumstances that may apply to a particular purchaser or the specific terms in relation to any particular MTN. This summary is based on the laws (including tax treaties) currently in force and as applied on the date of this Information Memorandum, in the Federal Republic of Germany and Australia, which are subject to change (including by way of legislation, regulations, rulings or judicial authority), possibly with retroactive or retrospective effect.

Prospective purchasers of MTNs are advised to consult their own tax advisors as to the tax consequences of the purchase, ownership and disposition of the MTNs, including the effect of any state or local taxes, under the tax laws applicable in the Federal Republic of Germany, Australia and each country of which they are residents.

Federal Republic of Germany Taxation

Income Taxation

Tax Residents

Payments of interest on the MTNs to persons who are tax residents of Germany (i. e., persons whose residence, habitual abode, statutory seat, or place of effective management and control is located in Germany) are subject to German personal or corporate income tax (plus solidarity surcharge (Solidaritätszuschlag)). Such interest may also be subject to trade tax if the MTNs form part of the property of a German trade or business.

Upon the disposition of an MTN carrying interest a holder of the MTN will also have to include in his taxable income any consideration invoiced separately for such portion of the interest of the current interest payment period which is attributable to the period up to the disposition of the MTN ("Accrued Interest"). Accrued Interest paid upon the acquisition of the MTNs may be declared as negative income if the MTN is held as a non-business asset.

If for the determination of the issue price of the MTN the redemption amount is reduced by a discount or if the redemption amount is increased as compared with the issue price of the MTN (as, for example, in the case of a discounted MTN or an MTN with accrued interest added), the difference between the redemption amount and the issue price of the MTN ("Original Issue Discount") realised when an MTN held as a non-business asset is redeemed to its initial subscriber will be taxable investment income, however, only if the Original Issue Discount exceeds certain thresholds; in such case, the MTN qualifies as a financial innovation under German tax law.

If the MTN qualifies as a financial innovation (Finanzinnovation) (including, among other things, zero coupon MTNs or other discounted MTNs or MTNs with accrued interest added as well as floating rate MTNs) and is disposed of while outstanding or redeemed at maturity, such portion of the proceeds from the disposition of the MTN or of the redemption amount of the MTN which corresponds to the yield to maturity of the MTN attributable to the period over which the holder has held such MTN, minus interest,

including Accrued Interest, already taken into account, will be subject to income tax (plus solidarity surcharge), provided the holder of the MTN is an individual. The yield to maturity is determined by taking into account the Original Issue Discount. If the MTNs do not have a predetermined yield to maturity (e. g. in the case of floating rate MTNs) or the holder does not give proof thereof, the difference between the proceeds from the disposition, assignment or redemption and the issue or purchase price of the MTN is subject to income tax (plus solidarity surcharge) in the year of the disposition, assignment, or redemption of the MTN. Where the MTN is issued in a currency other than euro, such difference will be computed in the foreign currency. Where an MTN forms part of the property of a German trade or business, in each fiscal year the yield to maturity of the MTN to the extent attributable to such period has to be taken into account as interest income by the initial subscriber of the MTN and is subject to personal or corporate income tax (plus solidarity surcharge) and trade tax.

Capital gains from the disposition of MTNs, other than income described in the preceding paragraph, are only taxable to a German tax-resident individual if the MTNs are disposed of within one year after their acquisition or form part of the property of a German trade or business. In the latter case the capital gains may also be subject to trade tax.

Capital gains derived by German-resident corporate holders of MTNs will be subject to corporate income tax (plus solidarity surcharge) and trade tax, even if the MTNs do not qualify as financial innovations.

If the MTNs are held in a custodial account which the holder maintains with a German branch of a German or non-German bank or financial services institution (the "Disbursing Agent") a 30 % withholding tax on interest payments (Zinsabschlag), plus 5.5 % solidarity surcharge on such tax, will be levied, resulting in a total tax charge of 31.65 % of the gross interest payment. Withholding tax is also imposed on Accrued Interest. If the MTNs qualify as financial innovations, as explained above, withholding tax at the aforementioned total rate will also be withheld from the difference between the proceeds from the disposition, assignment or redemption and the issue or purchase price of the MTNs if the MTN has been kept in a custodial account with such Disbursing Agent since the time of issuance or acquisition, respectively. If the MTNs have been transferred into the custodial account of the Disbursing Agent only after such point in time, withholding tax at the aforementioned rate will be levied on a lump-sum basis on 30 % of the proceeds from the disposition, assignment or redemption of the MTNs. Where the MTN is issued in a currency other than euro, the aforementioned difference will be computed in the foreign currency.

In computing the tax to be withheld the Disbursing Agent may deduct from the basis of the withholding tax any Accrued Interest paid by the holder of an MTN to the Disbursing Agent during the same calendar year. In general, no withholding tax will be levied if the holder of an MTN is an individual (i) whose MTN does not form part of the property of a German trade or business nor gives rise to income from the letting and leasing of property, and (ii) who filed a withholding exemption certificate (Freistellungsauftrag) with the Disbursing Agent but only to the extent the interest income derived from the MTN together with other investment income does not exceed the maximum exemption amount shown on the withholding exemption certificate. Similarly, no withholding tax will be deducted if the holder of the MTN has submitted to the Disbursing Agent a certificate of non-assessment (Nichtveranlagungsbescheinigung) issued by the relevant local tax office.

Withholding tax and the solidarity surcharge thereon are credited as prepayments against the German personal or corporate income tax and the solidarity surcharge liability of the

German resident. Amounts overwithheld will entitle the holder to a refund, based on an assessment to tax.

Nonresidents

Interest, including Accrued Interest and (in the case of financial innovations) Original Issue Discount, and capital gains are not subject to German taxation, unless (i) the MTNs form part of the business property of a permanent establishment, including a permanent representative, or a fixed base maintained in Germany by the holder of an MTN or (ii) the interest income otherwise constitutes German source income (such as income from the letting and leasing of certain German-situs property). It cannot be ruled out with certainty that the German tax authorities might take the position that Pfandbrief MTNs are to be treated as capital claims directly or indirectly secured by German real property or by similar rights. However, even in such case the holders of Pfandbrief MTNs would not receive German source income if the Pfandbrief MTNs are issued as debt obligations divided in equal parts (*Teilschuldverschreibungen*) or if they are constituted by a global note (*Sammelurkunde*) within the meaning of the German Custody Act. If the income from the MTNs received by a nonresident of Germany is subject to German taxation, a tax regime similar to that explained above at "Tax Residents" applies; capital gains from the disposition of MTNs are, however, only taxable in the case of (i).

Nonresidents of Germany are, in general, exempt from German withholding tax on interest and the solidarity surcharge thereon. However, where the interest is subject to German taxation as set forth in the preceding paragraph and the MTNs are held in a custodial account with a Disbursing Agent, withholding tax is levied as explained above at "Tax Residents".

Proposal for the introduction of a Flat Tax on investment income

Based upon a 12 July 2006 Ministry of Finance press release, the coalition government has reached agreement on the introduction of a flat tax on investment income (so-called *Abgeltungssteuer*). While details have not been announced the flat tax would likely be collected by withholding from interest paid on the MTNs after 2007 and would satisfy the income tax liability of a non-business investor. The flat tax could conceivably extend to gains realised upon the disposition of non-business financial assets, irrespective of any holding period. In this case the new tax regime would likely also apply to interest-bearing MTNs and could subject any gain realised upon the sale or redemption of MTNs to personal income tax. The tax would most likely apply to gains realised after 2007 whether or not the MTN was acquired prior to 2008. Steps to initiate the formal legislative procedure required to change the current tax regime described herein have not been taken, and no further details of the envisaged legislative changes are currently available.

Inheritance and Gift Tax

No inheritance or gift taxes with respect to any MTN will arise under the laws of Germany, if, in the case of inheritance tax, neither the decedent nor the beneficiary, or, in the case of gift tax, neither the donor nor the donee, is a resident of Germany and such MTN is not attributable to a German trade or business for which a permanent establishment is maintained, or a permanent representative has been appointed, in Germany. Exceptions from this rule apply to certain German citizens who previously maintained a residence in Germany.

Other Taxes

No stamp, issue, registration or similar taxes or duties will be payable in Germany in connection with the issuance, delivery or execution of the MTNs. Currently, net assets tax is not levied in Germany.

Australian Taxation

1 Interest withholding tax

So long as the Issuer continues to be a non-resident of Australia and the MTNs are not issued, and interest is not paid, by the Issuer in carrying on business at or through a permanent establishment of the Issuer in Australia, payments of principal and interest made under MTNs issued by it should not be subject to Australian interest withholding tax.

2 Income Tax

Australian resident MTN Holders, and non-resident MTN Holders who hold their MTNs in the course of carrying on a business at or through a permanent establishment in Australia (subject to the terms of any applicable Double Tax Agreements), will be required to include any interest derived in respect of the MTNs in their assessable income for Australian tax purposes.

MTN Holders that derive a gain on sale or redemption of the MTNs may be subject to Australian tax in respect of that gain depending on its source (in the case of non-residents of Australia).

MTN Holders who are not Australian residents and who do not hold their MTNs in the course of carrying on business through a permanent establishment in Australia should not be subject to Australian tax in respect of interest received in respect of the MTNs or on any gain made on the sale or redemption of the MTNs.

3 Other tax matters

Under Australian laws as presently in effect:

(a) **death duties**: no Australian jurisdiction imposes death, estate, inheritance or other succession duties or taxes;

(b) **stamp duty and other taxes**: no ad valorem stamp, issue, registration or similar taxes are payable in Australia on the issue, transfer or redemption of any MTNs;

(c) **other withholding taxes on payments in respect of MTNs**: the application of the tax file number withholding system to an investment body (such as the Issuer) that is not a resident (for tax purposes) of, and does not carry on business at or through a permanent establishment in, Australia is unclear. While there is no specific exemption, the better view is that the legislation ought not apply in these circumstances. In any event, exemptions from the requirement to notify a tax file number are also available in certain circumstances where holders of MTNs are not residents of Australia (for tax purposes), acquire the MTNs in the course of carrying on the business of providing finance or are not otherwise required to lodge Australian income tax returns;

(d) **supply withholding tax**: payments in respect of the MTNs can be made without withholding under section 12-190 of the TAA relating to the provision of an ABN;

(e) **goods and services tax (GST)**: no GST will apply in relation to the issue, transfer or payment of interest or principal in respect of the MTNs, on the basis that the relevant supplies are made by entities that are not registered or required to be registered for GST or, if made by GST registered entities, are

input taxed financial supplies or (in the case of supplies to certain offshore investors) GST-free;

(f) **taxation of foreign exchange gains and losses**: Divisions 775 and 960 of the Income Tax Assessment Act 1997 contain rules to deal with the Australian tax consequences of foreign exchange transactions. The rules are complex and may apply to Australian resident MTN holders or non-residents of Australia that hold MTNs in carrying on business at or through a permanent establishment in Australia where the MTNs are not denominated in Australian dollars. Any such MTN holders should consult their professional advisors for advice as to the consequences of any foreign exchange gains or losses arising from their holding of the MTNs; and

(g) **taxation of financial arrangements**: on 16 December 2005 the Minister for Revenue and Assistant Treasurer issued an exposure draft of proposed new rules for the "Taxation of Financial Arrangements". It is intended that the new rules (if enacted) would represent a new code for the taxation of receipts and payments in relation to financial arrangements. The new rules define financial arrangements and sets out five tax-timing methods. These methods (elective fair value, accruals, elective foreign currency retranslation, realisation and elective hedging) determine the tax-timing treatment of all financial arrangements covered by the legislation.

The exposure draft does not specify the commencement date for the new rules, although the explanatory material released with the exposure draft states that the new rules will apply to financial arrangements acquired after the start date. Taxpayers may also be able to elect for the new rules to apply to all financial arrangements existing at the start date.

The proposed measures should not apply to holders of MTNs who are non-residents of Australia and who do not hold their MTNs in the course of carrying on a business at or through a permanent establishment in Australia.

Australian residents and non-residents of Australia who hold their MTNs in the course of carrying on a business at or through a permanent establishment in Australia should seek independent advice on the possible application of these rules.

Directory

Issuer

Hypothekenbank in Essen Aktiengesellschaft
Gildehofstrasse 1, D-45127
Essen, Germany

Telephone: +49 201 8135 360

Facsimile: +49 201 8135 593

Attention: Capital Markets and Treasury

Registrar and Issuing and Paying Agent

Austraclear Services Limited
30 Grosvenor Street
Sydney NSW 2000

Telephone: +61 2 9321 8400

Facsimile: +61 2 9235 0338

Attention: Manager, Business Development

Arranger and Dealer

ABN AMRO BANK N.V., Australian Branch
Level 5, ABN AMRO Tower
88-94 Phillip Street
Sydney NSW 2000

Telephone: +61 2 8259 5172

Facsimile: +61 2 8259 5433

Attention: Debt Capital Markets

Other Dealers

Commonwealth Bank of Australia
Level 4, 120 Pitt Street
Sydney NSW 2000

Telephone: +61 2 9312 0695

Facsimile: +61 2 9312 0213

Attention: Senior Manager, Securities Origination

National Australia Bank Limited
Level 26, 255 George Street
Sydney NSW 2000

Telephone: +61 2 9237 1558

Facsimile: +61 2 9237 1872

Attention: Head of Capital Markets

Royal Bank of Canada
Level 46, 2 Park Street
Sydney NSW 2000

Telephone: +61 2 9033 3222

Facsimile: +61 2 9264 2855

Attention: Head of Origination

UBS AG, Australia Branch
Level 25, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

Telephone: +61 2 9324 3999

Facsimile: +61 2 9324 3832

Attention: Head of Debt Capital Markets

ESSEN HYP

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The English version of our Interim Report as of September 30, 2006 is now available.

▸ **Download Interim Report as of September 30, 2006 (PDF)**

▸ **Press Release of Hypothekenbank in Essen AG on the Interim Report as of September 30, 2006**

▸ **Press Release of Hypothekenbank in Essen AG as of November 09, 2006 "Essen Hyp made the breakthrough in the U.S. investor community"**

▸ **Press Release of Hypothekenbank in Essen AG as of October 17, 2006 "Essen Hyp goes down under"**

Hypothekenbank in Essen AG Long-Term Ratings Raised to "A-"; Outlook Stable

On June 1, 2006, Standard & Poor`s Ratings Services raised its long-term counterparty credit ratings on Hypothekenbank in Essen AG (Essen Hyp) to "A-" from "BBB+". The "A-2" short-term ratings were affirmed. The outlook is stable.

▸ **S&P Bank Credit Report as of June 1, 2006 (PDF)**

International Real Estate Finance: Europe and North America



Whether office buildings or shopping malls - real estate financing has become a global business. Major first-class projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Investors, developers and real estate companies look for

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Credit Research
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rated by IFR Crystal Clear

Sec 28 PfandBG
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Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

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Economic and Interest Rate Outlook G3
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banking partners who are familiar with the highly complex real estate business.
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Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
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Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
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Essen Hyp: Key competence in capital market business

The focus of Essen Hyp's business is on lending to national and international public-sector debtors. In addition the bank gives long-term mortgage loans to finance both commercial property and private housing.

Accordingly we make great use of the international capital markets on which, besides the "traditional" *Pfandbrief*, more and more Jumbo and Global *Pfandbriefe* are being issued.

Essen Hyp is one of the largest issuers of Jumbo *Pfandbriefe* worldwide.

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Credit Research
Last update: Nov 2006
Sec 28 PfandBG
Last update: Sep 2006
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Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

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Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
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ESSEN HYP

Investor Relations

Ratings and Analyses (as of: June 1, 2006)

Ratings	S & P	Moody's	Fitch Ratings
Pfandbriefe			
- public-sector	AAA	Aaa	AAA
- mortgage	not rated	Aa1	AAA
Long-term counterparty rating	A- (outlook stable)	A2 (outlook stable)	A (outlook stable)
Short-term counterparty rating	A-2	P-1	F1
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	A-	A2	not rated
- Subordinated Debt	BBB+	A3	not rated
Commercial Paper Program	A-2	P-1	not rated
Financial Strength	not rated	C	B/C

Rating Reports

▸ **Standard & Poor's**	**Bank Credit Report as of June 1, 2006** and **Research update as of July 12, 2005** and **Rating analysis as of Aug 31, 2004.**
▸ **Moody's**	**Rating Analysis as of June 2006** and **Press Release as of December 13, 2005.**
▸ **Fitch Ratings**	**Rating Analysis as of November 3, 2005**

(Acrobat Reader required. **Download Acrobat Reader**)

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Essen Hyp

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Investor relations

Interest Rate Forecast G3

Economic and Interest Rate Outlook G3
for the United States, Euro Area, Japan May 2006

My optimistic forecasts for the United States have once again proved true. The U.S. economy grew at a robust rate of 3.5% in the past year, in accordance with my expectations. My forecast that the Federal Reserve would raise its fed funds target rate without a pause up to 5.0% has already proved true as well. Special contentment after the long period of false bond yield forecasts, however, comes from the fact that U.S. long-term interest rates finally changed their direction upwards, as forecast by me. In my opinion, firstly this is mainly due to the market participants' declining doubts on the sustainability of the U.S. upswing. Secondly, the enticement for Japanese investors to search for yields in the U.S. inclined in the light of increased Japanese long-term interest rates. **» more (PDF)**

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vdp-Pfandbrief Curve

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Credit Research
Last update: Nov 2006
Sec 28 PfandBG
Last update: Sep 2006
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Crystal Clear

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch-Ratings	AAA	AAA

» more

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more


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Interest Rate Forecast Meeting

Here you find the results of our recent interest rate forecast meetings. Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development. The interest rate forecast meetings are held in the premises of Hypothekenbank in Essen AG several times a year. If you have any comments or questions please call Dirk Chlench: +49 201 8135 442 or e-mail to: **Dirk.Chlench@essenhyp.com**

- **Forecast meeting Sep 7, 2006**
- **Forecast meeting Mar 7, 2006**
- **Forecast meeting Nov 2, 2005**
- **Forecast meeting Jul 5, 2005**
- **Forecast meeting Mar 22, 2005**
- **Forecast meeting Nov 4, 2004**
- **Forecast meeting Jul 7, 2004**
- **Forecast meeting Mar 25, 2004**
- **Forecast meeting Nov 3, 2003**
- **Forecast meeting Mar 27, 2003**
- **Forecast meeting Nov 6, 2002**
- **Forecast meeting Aug 19, 2002**
- **Forecast meeting May 14, 2002**
- **Forecast meeting Feb 7, 2002**
- **Forecast meeting Oct 1, 2001**
- **Forecast meeting Jun 19, 2001**
- **Forecast meeting Jan 24, 2001**
- **Forecast meeting Nov 22, 2000**
- **Forecast meeting Sep 14, 2000**
- **Forecast meeting Jul 18, 2000**
- **Forecast meeting May 16, 2000**

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vdp-Pfandbrief Curve

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Credit Research
Last update: Nov 2006
Sec 28 PfandBG
Last update: Sep 2006
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Rated by IFR Crystal Clear

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

» more

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more


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Current Financial and Economic Topics

This is where we publish our thoughts on current economic and financial topics. We monitor economic and financial developments in the USA, the euro area and Japan. If you are interested in receving our articles automatically, please send us an **e-mail** and we will add your name to our mailing list.

Articles in 2006

- **United States: Interest rate commentary - back again as a U.S. growth optimist!** November 2006
- **Euro Area: bumpy road ahead!** July 2006

Articles in 2005

- **Germany: Job Relocation to Eastern Europe - Much Ado about Nothing!** May 2005
- **Germany: Will structural reforms push Germany into deflation?** January/February 2005

Articles in 2004

- **Germany: Irrational pessimism on bond markets?** November/ December 2004
- **How global savings glut could undermine global economic expansion?** September/ October 2004
- **United States: the return of inflation is a real threat!** July/August 2004
- **Germany: Are economists now too bearish about Germany?** May/June 2004
- **Japan: Third Time Lucky!** March/April 2004
- **US-Dollar: It's the economy - stupid!** January/February 2004

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vdp-Pfandbrief Curve

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Credit Research
Last update: Nov 2006
Sec 28 PfandBG
Last update: Sep 2006
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Rated by IFR Crystal Clear

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector Pfandbriefe	mortgage Pfandbriefe
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

» more

Economic and Interest Rate Outlook G3
» more

Articles in 2003

- **Rare Gems** November/December 2003
- **Japan hands the wooden spoon to Germany!** September/October 2003
- **World: A global economic upturn is underway!** July/August 2003
- **Germany: Glimmer of hope for an economic revival!** May/June 2003
- **Germany/Europe: Build up anti-cyclical stock positions** March/April 2003
- **USA: Will the U.S. economy regain its former strength or will economic growth again lose momentum in 2003?** January/February 2003

Articles in 2002

- **USA: The last ray of hope for the world economy** November/December, 2002
- **Germany: From powerhouse to poorhouse of Western Europe?** September/October, 2002
- **USA: The U.S. consumers are well alive and kicking!** July/August, 2002
- **World:Real interest rates and funding conditions** May/June 2002
- **Euro area: Markets will once again beat economists on ECB rates!** March/April 2002
- **USA: Don't bet on a double dip in the United States!** January/February 2002

Articles in 2001

- **World: Will the New Economy Continue?** November/December 2001
- **USA: We definitely continue to believe in a V-shaped recovery** September/Oktober 2001
- **Germany: Searching for the trough of the business cycle** July/August 2001
- **USA: The most recent rise in bond prices is just a pause in a bear market** May/June 2001
- **Japan: A brief review of the recent BOJ monetary policy** March/April 2001
- **USA: U.S. economic slowdown will only lead to a short-term dollar weakening** January/February 2001

Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

Articles in 2000

- **Euro area: "New Economy" in the euro area will lead to a Euro rebound** November/December 2000
- **Japan: Will the Recovery result in an ongoing strong expansion?** September/October 2000
- **USA: A flexible labor market is the key issue for a bull market.** July/August 2000
- **Germany: Is a spread widening of credit products, as in the USA, a real danger for the German bond market?** May/June 2000
- **USA: Overvalued US stock market - so what?** March/April 2000
- **Germany: The return of inflation?** January/February 2000

Articles in 1999

- **World: The role of asset prices in US Fed and ESCB monetary policy** December 99
- **World: Some Thoughts on the 'liquidity' argument** November 1999
- **USA: Inflation-led interest rate fears - and rightly so?** October 1999
- **USA: Don't stay long in bonds** September 1999
- **Euro area: A review of the first six months of the euro currency** August 1999
- **USA: Do we get a bear market like in 1994 ?** July 1999
- **USA: Real Wages versus Unemployment Rate** June 1999
- **Germany: Consumer Price Inflation Forecast for 1999/2000** May 1999
- **Euro Area: Implied inflation expectations** April 1999
- **Euro Area: Real 3-month interest rates** March 1999
- **USA: Personal savings rate** February 1999

HYPOTHEKENBANK IN ESSEN AG

Current Financial and Economic Topics

November 15th, 2006

Dirk Chlench +49 201 8135 442 - dirk.chlench@essenhyp.com

United States | Euro Area | Japan | Germany |

Interest rate commentary - back again as a U.S. growth optimist!

Having been a staunch optimist regarding U.S. GDP growth for many years, I lowered my U.S. growth forecast in June and became bullish on bonds. The reason for changing my view was that I could no longer buy prevailing estimates of double-digit corporate earnings growth rates. Against the backdrop of profit margins already close to historical highs and signs of an unfolding economic slowdown, profit growth rates in the lower single-digits seemed more likely to me. Thus, I expected that future corporate profits would disappoint and therefore lead to stagnating U.S. stock prices. Given the anecdotal reports about falling house prices, net worth of households was therefore set to reduce. This, in turn, would have triggered an increase in the personal savings rate, hence dampening personal consumption and, accordingly, overall GDP growth.

Now, more than four months after having changed my forecast, I can observe with some satisfaction that my bond yield forecast did materialize; the yield of 10-year U.S. Treasury bonds decreased from 5.24% on June, 28th to 4.54% on September, 25th. But the U.S. stock market performed far better than I expected; both the Dow Jones Industrials and the Russel 2000 index reached all time highs on November, 15th. Maybe stocks investors have also recognized that analysts' earnings estimates are excessive, but have put more weight on the forward P/E ratio, which remains, even on the basis of trimmed earnings estimates, pretty low. Anyhow, net household wealth will - in contrast to my former expectations - most likely rise in the second half of this year and, thus, buoy up consumer sentiment. But this is not the only reason for me to alter my U.S. growth outlook. There is secondly the fall of retail gasoline prices from 3.08 U.S. dollars per gallon in the first week of August to 2.25 U.S. dollars recently, which will, according to a rule of thumb, boost consumer purchasing power by around 90 billion U.S. dollars. Thirdly, due to a tight labor market, wage and salary disbursements rose by 7.7% in year-on-year terms in the third quarter. Against this background of a healthy growth in personal income, U.S. consumers should - even without the helping hand of a friendly stock market and falling fuel prices - be able to withstand the burden of retreating house prices. Indeed, growth in personal consumption expenditure remained strong des-

pite the slump in housing activity. Whereas residential investment fell by an annualized rate of 17.4% in the last quarter, the annualized growth rate of personal consumption stood at a healthy 3.1% in the same period. Fourthly, the substantial decline of long-term mortgage rates from their summer highs should weaken the burst of the home market bubble somewhat. Some observers have even detected tentative signs of a trough in the housing market. For example, after eight monthly declines in a row, the NAHB-Wells Fargo Home Builders Confidence Index posted a small gain in October.

Given these arguments for a re-acceleration of economic growth, the Federal Reserve will stay on hold throughout 2007. This is even more true, because U.S. monetary watchdogs still have a certain bias to tighten, given that they see some inflation risks remaining. However, the majority of bond dealers speculates on key interest rate cuts next year. Thus, as bond dealers will be forced to revise their expectations of future U.S. central bank rates upwards, the yield of long-term U.S. bonds is also most likely to go north. I expect that the yield of 10-year U.S. Treasury Notes will rise to 5.4% at year end 2007. The forecast U.S. yield increase will trigger bearish bond markets worldwide, as all other major central banks are still on their rate hike course - Brazil and Mexico are the only exceptions to the rule. Therefore I have penciled in a yield of 4.7% for 10-year fixed-rate € *Pfandbriefe* at year end 2007 in my forecast table. In this context it is worth mentioning that Essen Hyp issues tailor-made floating rate notes in all convertible currencies.


ESSEN HYP

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Presentation

The entry of the Jumbo into the international capital markets gave the German mortgage banks the opportunity of winning new investors for the German *Pfandbrief* at an international level. Essen Hyp reacted promptly and focussed its internationally targeted funding strategies on investors' needs.

Since its first international roadshow in October 1997 which went from London, via Asia, to the United States, Essen Hyp has been presenting itself and its products on a regular basis to international investors in all important financial and commercial centers of the world.

We will continue to commit ourselves to the task of intensifying our close contact with national and international investors.

During the roadshows investors have been asking many questions on, for example, the German legal system, the distinction between the German *Pfandbrief* and other products, the quality of our cover fund, etc. Information on these and other related issues can be found in our **Glossary**.

The power point presentation is available for **download here**.

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vdp-Pfandbrief Curve



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Credit Research

Rated by IFR Crystal Clear

Last update: Nov 2006

Sec 28 PfandBG

Last update: Sep 2006

» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

» more

Economic and Interest Rate Outlook G3

» more

Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more


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Overview

Pfandbrief Act

- Sec. 28 (1) (1-3) PfandBG
- Sec. 28 (2) (1a) PfandBG
- Sec. 28 (2) (1b,c) PfandBG
- Sec. 28 (2) (2) PfandBG
- Sec. 28 (3) (1) PfandBG
- Sec. 28 (3) (2) PfandBG
- Archive

Public-sector Loans

Breakdown of public-sector cover pool
- by rating
- by borrowers and regions
- by countries
- by risk weighting

Cover pool at market value
- Development/ Stress scenario

- Surplus cover

Breakdown of new lending commitments
- by rating
- by borrowers and regions
- by countries
- by risk weighting

Risk Management

- Risk Report
- Value at risk
- Worst case scenario
- Grundsatz I

Code of Conduct

- Outline

Non-cover Loans

Breakdown of non-cover loans (public-sector)
- by rating
- by borrowers
- by countries
- by risk weighting

Breakdown of new lending commitments (public-sector)
- by rating
- by borrowers
- by countries
- by risk weighting

Mortgage Loans

Breakdown of mortgage portfolio
- Domestic loans by type of property, region and LTV
- Foreign loans by type of property, country and LTV

Cover pool at market value
- Development/ Stress scenario

- Surplus cover

Breakdown of non-cover loans
- Loans with a LTV > 60%

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Sec 28 PfandBG
Last update: Sep 2006
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Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

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- **Grundsatz II**

Derivatives

- **Counterparty ratings**
- **Yield curve distribution**

Ratings

- **Overview of ratings**

Breakdown of new lending commitments

- **Domestic loans by type of property, region and LTV**
- **Foreign loans by type of property, country and LTV**

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All figures are updated periodically (see **overview of updates**).

Information contained herein is subject to completion and amendment. It should not be relied upon as a basis for investment decisions. EssenHyp accepts no liability for any omissions or inaccuracies contained herein!

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ESSEN HYP

Credit Research

Overview of updates

Subject	Update period	Last update
Pfandbrief Act		
Section 28 (1) (1-3) PfandBG	quarterly	09.2006
Section 28 (2) (1a) PfandBG	quarterly	09.2006
Section 28 (2) (1b,c) PfandBG	quarterly	09.2006
Section 28 (2) (2) PfandBG	quarterly	09.2006
Section 28 (3) (1) PfandBG	quarterly	09.2006
Section 28 (3) (2) PfandBG	quarterly	09.2006
Archive	quarterly	06.2006
Public-sector loans		
Breakdown of public-sector cover pool		
by rating	monthly	11.2006
by borrowers and regions	monthly	11.2006
by countries	monthly	11.2006
by risk weighting	monthly	11.2006
Cover pool at market value		
Development/ Stress scenario	monthly	11.2006
Surplus cover	monthly	11.2006
Breakdown of new lending commitments		
by rating	monthly	11.2006
by borrowers and regions	monthly	11.2006

by countries	monthly	11.2006
by risk weighting	monthly	11.2006
Non-cover Loans		
Breakdown of non-cover loans		
by rating	monthly	11.2006
by borrowers and regions	monthly	11.2006
by countries	monthly	11.2006
by risk weighting	monthly	11.2006
Breakdown of new lending commitments		
by rating	monthly	11.2006
by borrowers and regions	monthly	11.2006
by countries	monthly	11.2006
by risk weighting	monthly	11.2006
Mortgage Loans		
Breakdown of mortgage portfolio		
domestic loans by type of property, region and LTV	quarterly	09.2006
foreign loans by type of property, country and LTV	quarterly	09.2006
Cover pool at market value		
Development/ Stress scenario	monthly	11.2006
Surplus cover	monthly	11.2006
Breakdown of non-cover loans		
Loans with a LTV > 60%	monthly	11.2006
Breakdown of new lending commitments		
domestic loans by type of property,		

region and LTV	quarterly	09.2006
foreign loans by type of property, country and LTV	quarterly	09.2006
Derivatives		
Counterparty ratings	monthly	11.2006
Yield curve distribution	monthly	11.2006
Risk Management		
Value-at-risk	monthly	11.2006
Worst-case scenario	monthly	11.2006
Grundsatz I	monthly	11.2006
Grundsatz II	monthly	11.2006

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ESSEN-HYP

Pfandbrief Act

Section 28 (1) (1-3) PfandBG

In EUR m

a) Total amount outstanding	Nominal value		Present value		Risk-adjusted present value	
	Sep 30, 2006	Sep 30, 2005	Sep 30, 2006	Sep 30, 2005	Sep 30, 2006	Sep 30, 2005
Mortgage Pfandbriefe	5,300.0	4,571.9	5,300.1	4,649.9	5,133.8	4,569.5
Cover assets	5,485.3	4,815.9	5,638.6	5,318.8	5,284.6	5,040.5
of which: derivatives	-	-	-	-		-
of which: derivatives (%)	-	-	-	-	-	-
of which: additional cover*	1,054.3	425.0	1,278.0	563.5	1,119.3	511.4
of which: further cover assets	-	-	-	-	-	-
Surplus cover	185.3	244.0	338.5	668.9	150.8	471.0

In EUR m

Supplementary to a): Maturity structure (remaining time to maturity)	Sep 30, 2006				Sep 30, 2005			
	<=1 year	>1 year <=5 years	>5 years <=10 years	>10 years	<=1 years	>1 year <=5 years	>5 years <=10 years	>10 years
Mortgage Pfandbriefe	1,394.2	2,435.5	1,252.8	217.5	1,233.4	2,717.9	620.6	0.0
Cover assets	532.5	898.2	2,883.8	1,170.8	404.4	740.3	2,697.9	973.3
of which: additional cover*	102.3	0.0	137.0	815.0	0.0	0.0	0.0	425.0

In EUR m

b) Total amount	Nominal value	Present value	Risk-adjusted present

outstanding					value	
	Sep 30, 2006	**Sep 30, 2005**	**Sep 30, 2006**	**Sep 30, 2005**	**Sep 30, 2006**	**Sep 30, 2005**
Public-sector Pfandbriefe	68,408.4	55,853.9	67,724.9	57,311.8	66,051.0	55,878.7
Cover assets	70,812.4	57,387.3	72,575.3	61,710.1	69,895.7	59,260.4
of which: derivatives	-	-	-	-	-	-
of which: derivatives (%)	-	-	-	-	-	-
of which: additional cover*	5,317.1	-	5,051.2	-	4,938.9	
of which: further cover assets	-	-	-	-	-	-
deduction: currency scenario	-	-		-	46.4	116.0
Surplus cover	2,404.0	1,533.4	4,850.4	4,398.3	3,798.3	3,265.7

in EUR m

Supplementary to b): Maturity structure (remaning time to maturity)	**Sep 30, 2006**				**Sep 30, 2005**			
	<=1 year	>1 year <=5 years	>5 years <=10 years	>10 years	<=1 year	>1 year <=5 years	>5 years <=10 years	>10 years
Public-sector Pfandbriefe	16,389.9	43,337.2	6,201.8	2,479.5	12,014.8	35,005.1	8,283.5	550.5
Cover assets	10,776.0	28,241.5	21,571.4	10,223.5	3,411.7	22,020.9	23,805.2	8,149.5
of which: additional cover*	-	875.1	3,849.7	592.3	-	-	-	-

*securities issued by other borrowers

The calculation of the risk-adjusted present value is based on the dynamic approach.

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ESSEN HYP

Pfandbrief Act

Section 28 (2) (1a) PfandBG

Breakdown of the total amount of mortgage loans serving as cover as defined in Section 28 (1) (1) of the German Pfandbrief Act (PfandBG) by loan size in accordance with **Section 28 (2) (1a)** of the PfandBG. All mortgage loans are stated at their nominal value. This overview is updated quarterly.

in EUR m

	Sep 30, 2006	**Sep 30, 2005**
<= € 300,000	3,228.6	3,172.0
> € 300,000 - € 5,000,000	394.6	470.1
> € 5,000,000	807.9	748.8
Total amount	4,431.1	4,390.9


ESSEN-HYP

Pfandbrief Act

Section 28 (2) (1b and c) PfandBG

Breakdown of mortgage loans serving as cover by countries in which the properties are located and by types of use

in EUR m

	Mortgage loans serving as cover			
	Sep 30, 2006		Sep 30, 2005	
	Commercial	**Residential**	**Commercial**	**Residential**
Germany				
Condominiums	-	649.06	-	653.20
Detached and semi-detached houses	-	2,460.42	-	2,404.80
Apartment buildings	-	391.93	-	517.50
Office	360.47	-	381.30	-
Retail	247.86	-	229.40	-
Industrial	54.93	-	58.80	-
Other commercial properties	78.22	-	116.60	-
Buildings under construction, not yet generating earnings	0.00	-	0.00	-
Building sites	0.00	-	0.00	-
Total Germany	741.48	3,501.41	786.10	3,575.50

in EUR m

	Mortgage loans serving as cover			
	Sep 30, 2006		Sep 30, 2005	
	Commercial	**Residential**	**Commercial**	**Residential**
England				
Condominiums	-	0.00	-	0.00
Detached and semi-detached houses	-	0.00	-	0.00

Apartment buildings	-	0.00	-	0.00
Office	77.37	-	0.00	-
Retail	0.00	-	0.00	-
Industrial	0.00	-	0.00	-
Other commercial properties	0.00	-	0.00	-
Buildings under construction, not yet generating earnings	0.00	-	0.00	-
Building sites	0.00	-	0.00	-
Total England	77.37	0.00	0.00	0.00

In EUR m

	Mortgage loans serving as cover			
	Sep 30, 2006		**Sep 30, 2005**	
	Commercial	**Residential**	**Commercial**	**Residential**
Belgium				
Condominiums	-	0.00	-	0.00
Detached and semi-detached houses	-	0.00	-	0.00
Apartment buildings	-	0.51	-	0.50
Office	0.00	-	1.00	-
Retail	0.00	-	0.00	-
Industrial	0.00	-	0.00	-
Other commercial properties	0.00	-	0.00	-
Buildings under construction, not yet generating earnings	0.00	-	0.00	-
Building sites	0.00	-	0.00	-
Total Belgium	0.00	0.51	1.00	0.50

In EUR m

	Mortgage loans serving as cover			
	Sep 30, 2006		**Sep 30, 2005**	
	Commercial	**Residential**	**Commercial**	**Residential**
France				
Condominiums	-	0.00	-	0.00
Detached and semi-detached houses	-	0.00	-	0.00
Apartment buildings	-	0.00	-	0.00

Office	42.20	-	0.10	-
Retail	0.00	-	0.00	-
Industrial	0.00	-	0.00	-
Other commercial properties	19.00	-	0.00	-
Buildings under construction, not yet generating earnings	0.00	-	0.00	-
Building sites	0.00	-	0.00	-
Total France	61.20	0.00	0.10	0.00

in EUR m

	Mortgage loans serving as cover			
	Sep 30, 2006		**Sep 30, 2005**	
	Commercial	**Residential**	**Commercial**	**Residential**
The Netherlands				
Condominiums	-	0.00	-	0.00
Detached and semi-detached houses	-	0.00	-	0.00
Apartment buildings	-	0.00	-	0.00
Office	49.09	-	27.60	-
Retail	0.00	-	0.00	-
Industrial	0.00	-	0.00	-
Other commercial properties	0.00	-	0.00	-
Buildings under construction, not yet generating earnings	0.00	-	0.00	-
Building sites	0.00	-	0.00	-
Total The Netherlands	49.09	0.00	27.60	0.00
Total	**929.14**	**3,501.92**	**814.80**	**3,576.00**

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Pfandbrief Act

Section 28 (2) (2) PfandBG

Total amount of payments in arrears for at least 90 days in respect of the mortgage loans serving as cover for mortgage Pfandbriefe as defined in Section 28 (1) (1) of the German Pfandbrief Act (PfandBG). These figures are broken down by countries and updated quarterly **(Section 28 (2) (2) PfandBG).**

in EUR m

Total amount of payments in arrears for more than 90 days	**Sep 30, 2006**	**Sep 30, 2005**
Germany	0.0	0.5
Total	0.0	0.5

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Pfandbrief Act

Section 28 (3) (1) PfandBG

Assets serving as cover for the public-sector Pfandbriefe outstanding (in accordance with Section 28 (1) (1) of the German Pfandbrief Act (PfandBG)). The figures are broken down by the countries in which the borrowers are domiciled and show the nominal value of the cover assets broken down by borrower types (in accordance with **Section 28 (3) (1) PfandBG**).

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
Austria		
Government	0.0	92.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	1,383.2	1.193.2
Total	1,383.2	1.285.2

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
Belgium	0.0	0.0
Government	0.0	27.8
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	90.0	90.0
Total	90.0	117.8

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
Canada		

Government	0.0	0.0
Regional authorities	455.4	324.4
Local authorities	0.0	0.0
Other borrowers	176.5	118.4
Total	631.9	442.8

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
Cyprus		
Government	99.5	99.5
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	99.5	99.5

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
Czech Republic		
Government	238.0	200.0
Regional authorities	0.0	0.0
Local authorities	49.1	49.1
Other borrowers	11.8	12.7
Total	298.9	261.8

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
Denmark		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	231.0	0.0
Total	231.0	0.0

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
Finland		
Government	447.8	51.1
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	169.0	0.0
Total	616.8	51.1

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
France		
Government	2.5	2.5
Regional authorities	0.0	0.0
Local authorities	12.3	12.9
Other borrowers	1,045.0	500.0
Total	1,059.8	515.4

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
Germany		
Government	2,907.2	1,106.7
Regional authorities	27,352.3	22,219.6
Local authorities	2,410.9	2,622.5
Other borrowers	18,490.8	21,791.9
Total	51,161.2	47,740.7

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
Great Britain		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	41.3	0.0
Other borrowers	794.8	26.0

Total	836.1	26.0

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
Greece		
Government	827.5	2.5
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	35.0	35.0
Total	862.5	37.5

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
Hungary		
Government	546.2	545.2
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	50.0	50.0
Total	596.2	595.2

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
Iceland		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	254.5	105.0
Total	254.5	105.0

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
Ireland		
Government	0.0	0.0

Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	165.0	0.0
Total	165.0	0.0

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
Italy		
Government	2,225.0	0.0
Regional authorities	1,008.3	304.7
Local authorities	344.9	85.0
Other borrowers	10.0	0.0
Total	3,588.2	389.7

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
Japan		
Government	0.0	0.0
Regional authorities	87.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	87.0	0.0

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
Latvia		
Government	45.0	45.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	45.0	45.0

Assets serving as cover in EUR m

	Sep 30, 2006	Sep 30, 2005
Lithunia		
Government	39.0	39.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	39.0	39.0

Assets serving as cover in EUR m

	Sep 30, 2006	Sep 30, 2005
Luxembourg		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	144.5	0.0
Total	144.5	0.0

Assets serving as cover in EUR m

	Sep 30, 2006	Sep 30, 2005
Norway		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	95.0	0.0
Total	95.0	0.0

Assets serving as cover in EUR m

	Sep 30, 2006	Sep 30, 2005
Poland		
Government	516.4	499.4
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	516.4	499.4

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
Portugal		
Government	1,082.0	1,855.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	1,082.0	1,855.0

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
Slovak Republic		
Government	297.5	218.5
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	297.5	218.5

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
Slovenia		
Government	0.0	54.1
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	0.0	54.1

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
Spain		
Government	0.0	0.0
Regional authorities	2,053.4	1,169.2

Local authorities	10.0	0.0
Other borrowers	2,036.8	333.0
Total	4,100.2	1,502.2

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
Sweden		
Government	0.0	86.9
Regional authorities	0.0	0.0
Local authorities	270.5	133.9
Other borrowers	0.0	0.0
Total	270.5	220.8

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
Switzerland		
Government	0.0	0.0
Regional authorities	214.1	189.3
Local authorities	54.2	0.0
Other borrowers	150.0	0.0
Total	418.3	189.3

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
The Netherlands		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	1.9	3.8
Other borrowers	467.0	68.0
Total	468.9	71.8

Assets serving as cover in EUR m	
Sep 30, 2006	**Sep 30, 2005**

United Staates		
Government	83.0	84.4
Regional authorities	278.0	200.4
Local authorities	634.4	33.2
Other borrowers	377.9	59.9
Total	1,373.3	377.9

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
Others		
Government	0.0	452.8
Regional authorities	0.0	42.0
Local authorities	0.0	0.0
Other borrowers	0.0	151.8
Total	0.0	646.6
Total amount	70,812.4	57,387.3

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Pfandbrief Act

Section 28 (3) (2) PfandBG

Total amount of payments in arrears for at least 90 days in respect of the public-sector loans serving as cover for public-sector Pfandbriefe as defined in Section 28 (1) (1) of the German Pfandbrief Act (PfandBG). These figures are broken down by regions and updated quarterly **(Section 28 (3) (2) PfandBG).**

Total amount of payments in arrears for more than 90 days in EUR m

	Sep 30, 2006	Sep 30, 2005
Country	0	0
Government	0	0
Regional authorities	0	0
Local authorities	0	0
Other borrowers	0	0
Total	0	0
Total	0	0



Pfandbrief Act

Archive

This is where we file the quarterly information which we publish in accordance with Section 28 of the German Pfandbrief Act (PfandBG). Accordingly, investors can compare the current data to the figures from the previous quarters.

June 30, 2006
- **Sec. 28 (1) (1-3) PfandBG**
- **Sec. 28 (2) (1a) PfandBG**
- **Sec. 28 (2) (1b,c) PfandBG**
- **Sec. 28 (2) (2) PfandBG**
- **Sec. 28 (3) (1) PfandBG**
- **Sec. 28 (3) (2) PfandBG**

March 31, 2006
- **Sec. 28 (1) (1-3) PfandBG**
- **Sec. 28 (2) (1a) PfandBG**
- **Sec. 28 (2) (1b,c) PfandBG**
- **Sec. 28 (2) (2) PfandBG**
- **Sec. 28 (3) (1) PfandBG**
- **Sec. 28 (3) (2) PfandBG**

December 31, 2005
- **Sec. 28 (1) (1-3) PfandBG**
- **Sec. 28 (2) (1a) PfandBG**
- **Sec. 28 (2) (1b,c) PfandBG**
- **Sec. 28 (2) (2) PfandBG**
- **Sec. 28 (3) (1) PfandBG**
- **Sec. 28 (3) (2) PfandBG**


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Public-sector loans

Breakdown of cover pool by rating

S & P/ Moody's / Fitch	30.11.2006

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	**in Euro m**	**in %**
AAA / Aaa / AAA	28,125	37.38
AA+ / Aa1 / AA+	4,637	6.16
AA / Aa2 / AA	4,207	5.59
AA- / Aa3 / AA-	16,505	21.93
A+ / A1 / A+	6,398	8.50
A / A2/ A	2,927	3.89
A- / A3 / A-	801	1.06
BBB+ / Baa1 / BBB+	943	1.25
BBB / Baa2 / BBB	109	0.14
Without rating *	10,614	14.10
Total	**75,266**	**100.00**

*** - Without rating**	**in Euro m**	**in %**
Public-sector banks and saving banks	5,684	7.55
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	4,171	5.54

Loans within the EU (public-sector banks, EU member states,

regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	434	0.58
Others	325	0.43
Total	**10,614**	**14.10**



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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 75,266m

Information as permitted by banking confidentiality. 30.11.2006

Please click on the different parts of the pie chart for further information.

Foreign territorial authorities and institutions governed by public law
26.20%
Credit institutions governed by public law and savings banks
13.21%
5.73%
Public-sector credit institutions with special tasks (risk weighting of 0)
8.36%
46.50%
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities
The German Federal Government, the Federal Governments Special Fund and the German Federal States (Länder)

by borrowers	in Euro m	in %
The German Federal Government, the Federal Governments Special Fund and the German Federal States (Länder)	34,995	46.50
Towns and municipalities, municipal special purpose associations,		

non-profit organizations and loans guaranteed by municipal authorities	4,315	5.73
Public-sector credit institutions with special tasks (risk weighting of 0)	6,289	8.36
Credit institutions governed by public law and savings banks	9,944	13.21
Foreign territorial authorities and institutions governed by public law	19,723	26.20
Total	**75,266**	**100.00**


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Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 75,266 m

Information as permitted by banking confidentiality.	30.11.2006
The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder)	**in Euro m**
Federal Government of Germany	4,089
Federal Government's Special Fund	1,704
Laender (individual German Federal States)	29,202
Total	**34,995**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 75,266 m

Information as permitted by banking confidentiality.	30.11.2006
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities	**in Euro m**
Baden-Wuerttemberg	228
Bavaria	242
Berlin	0
Brandenburg	1
Bremen	130
Hamburg	556
Hesse	175
Lower Saxony	882
Mecklenburg-Western Pomerania	26
North Rhine-Westphalia	1,253
Rhineland-Palatinate	124
Saarland	78
Saxony	1
Saxony-Anhalt	1
Schleswig-Holstein	591
Thuringia	27
Total	**4,315**


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Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 75,266 m

Information as permitted by banking confidentiality.	30.11.2006
Public-sector credit institutions with special tasks (risk weighting of 0)	**in Euro m**
special public sector banks (solva 0)	6,289
Total	**6,289**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 75,266 m

Information as permitted by banking confidentiality.	30.11.2006
Credit institutions governed by public law and savings banks	**in Euro m**
Public-sector banks/ financial institution	5,033
Savings banks in	**in Euro m**
Baden-Wuerttemberg	1,184
Bavaria	55
Bremen	0
Hamburg	80
Hesse	172
Lower Saxony	525
Mecklenburg-Western Pomerania	55
North Rhine-Westphalia	2,354
Rhineland-Palatinate	101
Saarland	0
Saxony	0
Schleswig-Holstein	370
Mortgage loans guaranteed by the public-sector	15
Total	**9,944**

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Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 75,266m

Information as permitted by banking confidentiality.	30.11.2006
Loans within EU	**in Euro m**
Public-sector banks in EU member states	5,692
EU member states	6,148
EU regional governments	3,025
EU member states, cities and municipalities	723
Loans guaranteed by EU member states	1,172
EU institutions	24
Subtotal	**16,784**
Other Foreign Loans	**in Euro m**
Public-sector banks	659
States	80
Regional governments	1,056
cities and municipalities	716
Loans guaranteed by foreign states	428
Subtotal	2,939
Total	**19,723**

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Public-sector loans

Breakdown of cover pool by countries

		30.11.2006
by countries	**in Euro m**	**in %**
Austria	1,508	2.00
Belgium	90	0.12
Canada	617	0.82
Cyprus	99	0.13
Czech Republic	299	0.40
Denmark	242	0.32
Finland	619	0.82
France	990	1.32
Germany	55,543	73.80
Great Britain	922	1.22
Greece	393	0.52
Hungary	420	0.56
Iceland	251	0.33
Ireland	165	0.22
Italy	3,562	4.73
Latvia	45	0.06
Lithunia	39	0.05
Luxembourg	145	0.19
Norway	95	0.13
Poland	516	0.69
Portugal	1,520	2.02
Slovak Republic	288	0.38

Slovenia	0	0.00
Spain	4,144	5.51
Sweden	311	0.41
Switzerland	449	0.60
The Netherlands	474	0.63
The United States	1,433	1.90
Others	87	0.12
Total	**75,266**	**100.00**

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Breakdown of cover pool by risk weighting

30.11.2006

Risk weighting	**in Euro m**	**in %**
0%	55,235	73.38
10%	615	0.82
20%	19,416	25.80
100%	0	0.00
Total	**75,266**	**100.00**

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Public-sector loans - Cover pool at market value

Development / Stress scenario

Date	Market value (cover pool)	Market value (public-sector Pfandbriefe)	Market value surplus cover in € m	Surplus cover in %	Market value (dynamic approach)		Market value (dynamic approach)	
					Surplus cover in € m in the case of rising yields	Surplus cover in % in the case of rising yields	Surplus cover in € m in the case of falling yields	Surplus c in % in case of fa yields
30.11.2006	76,996.74	72,519.08	4,477.66	6.17	3,649.22	5.16	5,398.60	7.25
31.10.2006	75,323.29	71,282.12	4,041.17	5.67	3,053.33	4.39	5,246.35	7.18
30.09.2006	72,575.12	67,724.77	4,850.35	7.16	3,798.24	5.75	6,130.16	8.82
31.08.2006	69,812.84	65,862.85	3,949.99	6.00	2,936.87	4.57	5,195.37	7.69
31.07.2006	69,173.31	65,500.19	3,673.12	5.61	2,760.76	4.32	4,791.91	7.13
30.06.2006	67,581.61	63,727.44	3,854.17	6.05	3,161.51	5.09	4,667.92	7.14
31.05.2006	67,141.31	62,666.43	4,474.88	7.14	3,538.58	5.80	5,597.92	8.70
30.04.2006	65,277.48	61,164.14	4,113.34	6.73	3,275.96	5.51	5,057.34	8.03
31.03.2006	64,298.86	59,816.66	4,482.20	7.49	3,662.65	6.29	5,311.48	8.64
28.02.2006	64,272.59	58,886.18	5,386.41	9.15	4,501.30	7.85	6,060.05	10.02
31.01.2006	63,576.51	59,431.23	4,145.28	6.97	3,241.77	5.59	4,739.66	7.77
31.12.2005	64,464.41	60,036.96	4,609.46	7.68	3,504.74	5.98	5,416.91	8.80
30.11.2005	62,430.51	58,031.65	4,398.87	7.58	3,311.46	5.85	5,498.20	9.24
31.10.2005	61,530.28	56,677.61	4,852.67	8.56	3,780.43	6.84	5,952.40	10.24
30.09.2005	61,710.08	57,311.84	4,398.23	7.67	3,265.64	5.84	5,564.87	9.46
31.08.2005	59,821.89	54,513.21	5,308.68	9.74	4,180.94	7.86	6,407.15	11.46
31.07.2005	56,684.00	51,899.00	4,784.00	9.22	3,868.00	7.59	5,586.00	10.57
30.06.2005	58,357.09	53,981.53	4,375.56	8.11	3,328.38	6.27	5,287.48	9.64
31.05.2005	58,377.81	53,620.74	4,757.07	8.87	3,792.13	7.19	5,565.80	10.20

30.04.2005	57,030.69	52,985.78	4,044.91	7.63	3,116.60	5.99	4,831.23	8.95
31.03.2005	56,097.38	52,331.95	3,765.43	7.20	2,833.37	5.54	4,632.64	8.65
28.02.2005	54,733.21	50,224.00	4,509.21	8.98	3,602.76	7.34	5,314.14	10.33
31.01.2005	56,528.60	51,756.35	4,772.24	9.22	3,772.96	7.46	5,655.67	10.67

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Essen Hyp

Public-sector loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Public-sector *Pfandbriefe* outstanding	Cover	Surplus cover	in %	Bonds and loans not yet serving as cover *	in %	Total in %
30/11/2006	73,499.78	75,497.78	1,998.00	2.70	390.20	0.50	3.70
31/10/2006	72,075.49	73,652.55	1,577.06	2.2	833.20	1.20	3.4
30/09/2006	68,536.00	70,929.00	2,393.0	3.5	804.30	1.2	4.7
31/08/2006	66,732.00	68,381.00	1,649.00	2.5	296.30	0.4	2.9
31/07/2006	66,517.00	68,051.00	1,534.00	2.3	190.80	0.3	2.6
30/06/2006	64,932.05	66,673.25	1,741.20	2.7	142.70	0.2	2.9
31/05/2006	63,572.00	65,542.00	1,970.00	3.1	398.40	0.6	3.7
30/04/2006	62,103.00	63,822.00	1,719.00	2.8	536.60	0.9	3.7
31/03/2006	60,439.00	62,494.00	2,055.00	3.4	357.80	0.6	4.0
28/02/2006	59,013.00	61,687.00	2,674.00	4.5	281.80	0.5	5.0
31/01/2006	59,483.00	60,996.00	1,513.00	2.5	486.30	0.8	3.3
31/12/2005	59,759.93	61,340.01	1,580.08	2.6	250.00	0.4	3.0
30/11/2005	57,693.00	59,110.10	1,417.10	2.5	548.10	1.0	3.5
31/10/2005	55,732.50	57,957.39	2,224,89	4.0	661.20	1.2	5.2
30/09/2005	55,853.90	57,387.30	1,533.40	2.7	583.60	1.0	3.7
31/08/2005	53,309.56	55,481.34	2,171.78	4.1	676.9	1.3	5.4
31/07/2005	50,685.58	52,655.52	1,969.94	3.9	1,332.70	2.6	6.5
30/06/2005	52,526.11	53,660.77	1,134.66	2.2	304.45	0.6	2.8
31/05/2005	52,313.45	53,968.26	1,654.81	3.2	615.90	1.2	4.4

30/04/2005	51,789.87	53,005.58	1,215.71	2.3	801.10	1.5	3.8
31/03/2005	51,454.69	52,631.75	1,177.06	2.3	797.80	1.6	3.9
28/02/2005	49,243.87	51,269.03	2,025.16	4.1	535.80	1.1	5.2
31/01/2005	50,603.72	52,399.46	1,795.74	3.5	717.60	1.4	4.9

* For technical reasons (e.g. due to the absence of certificates).
These bonds and loans are usually included in the cover pool within a few weeks.

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Public-sector loans - Breakdown of new lending commitments

by rating

S & P/ Moody's / Fitch — 30.11.2006

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	**in Euro m**	**in %**
AAA / Aaa / AAA	9,467	32.26
AA+ / Aa1 / AA+	2,611	8.90
AA / Aa2 / AA	1,603	5.46
AA- / Aa3 / AA-	5,798	19.76
A+ / A1 / A+	3,014	10.27
A / A2/ A	3,816	13.00
A- / A3 / A-	820	2.79
BBB+ / Baa1 / BBB+	419	1.43
BBB / Baa2 / BBB	117	0.40
Without rating *	1,681	5.73
Total	**29,346**	**100.00**

*** - Without rating**	**in Euro m**	**in %**
Public-sector banks and saving banks	946	3.22
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	609	2.08
Loans within the EU (Public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	126	0.43
Others	0	0.00

Total	**1,681**	**5.73**


ESSEN HYP

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality. 30.11.2006

Please click on the different parts of the pie chart for further information.

Credit institutions governed by public law and savings banks
1.02%

Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities
1.99%

31.93%

The German Federal Government, the Federal Governments Special Fund and the German Federal States (Länder)

51.50%
Foreign territorial authorities and institutions governed by public law

Public-sector credit institutions with special tasks (risk weighting of 0)
13.56%

by borrowers	in Euro m	in %
The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder)	9,370	31.93
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities	584	1.99

Public-sector credit institutions with special tasks (risk weighting of 0)	3,979	13.56
Credit institutions governed by public law and savings banks	299	1.02
Foreign territorial authorities and institutions governed by public law	15,114	51.50
Total	**29,346**	**100.00**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	30.11.2006
The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder)	**in Euro m**
Federal Government of Germany	128
Federal Government's Special Fund	935
Laender (individual German Federal States)	8,307
Total	**9,370**


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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	30.11.2006
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities	**in Euro m**
Baden-Wuerttemberg	12
Bavaria	0
Berlin	0
Brandenburg	1
Bremen	0
Hamburg	20
Hesse	4
Lower Saxony	151
Mecklenburg-Western Pomerania	0
North Rhine-Westphalia	42
Rhineland-Palatinate	1
Saarland	0
Saxony	0
Saxony-Anhalt	0
Schleswig-Holstein	353
Thuringia	0
Total	**584**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	30.11.2006
Public-sector credit institutions with special tasks (risk weighting of 0)	**in Euro m**
special public sector banks (solva 0)	3,979
Total	**3,979**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	30.11.2006
Credit institutions governed by public law and savings banks	**in Euro m**
Public-sector banks and Private banks/ financial institution	259
Savings banks in	**in Euro m**
Baden-Wuerttemberg	0
Bavaria	0
Hamburg	0
Hesse	0
Lower Saxony	0
Mecklenburg-Western Pomerania	0
North Rhine-Westphalia	25
Rhineland-Palatinate	0
Saxony	0
Schleswig-Holstein	15
Total	**299**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	30.11.2006
Loans within EU	**in Euro m**
Public-sector banks in EU member states	6,868
EU member states	3,937
EU regional governments	1,581
EU member states, cities and municipalities	547
Loans guaranteed by EU member states	171
EU institutions	25
Subtotal	**13,129**
Other Foreign Loans	**in Euro m**
Public-sector banks	721
States	0
Regional governments	378
Foreign member states, cities and municipalities	672
Loans guaranteed by foreign states	214
Subtotal	1,985
Total	**15,114**

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ESSEN HYP

Public-sector loans - Breakdown of new lending commitments

by countries

by countries	in Euro m	in %
		30.11.2006
Austria	604	2.06
Belgium	0	0.00
Canada	243	0.83
Cyprus	0	0.00
Czech Republic	21	0.07
Denmark	217	0.74
Estonia	0	0.00
Finland	514	1.75
France	805	2.74
Great Britain	830	2.83
Germany	14,232	48.49
Greece	1,210	4.12
Hungary	224	0.76
Iceland	76	0.26
Ireland	281	0.96
Italy	1,892	6.44
Latvia	0	0.00
Lithunia	0	0.00
Luxembourg	24	0.08
Norway	187	0.64
Poland	99	0.34
Portugal	1,170	3.99

Slovak Republic	0	0.00
Slovenia	143	0.49
Spain	4,539	15.46
Sweden	160	0.55
Switzerland	272	0.93
The Netherlands	396	1.35
The United States	1,094	3.73
Others	113	0.39
Total	**29,346**	**100.00**

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Public-sector loans - Breakdown of new lending commitments

by risk weighting

30.11.2006

Risk weighting	in Euro m	in %
0%	19,297	65.76
10%	1,635	5.57
20%	8,414	28.67
Total	**29,346**	**100.00**

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Credit Research

Risk Report

Risk management

The identification, quantification, aggregation and management of all relevant risks is pivotal for ensuring an efficient risk management and optimizing the allocation of capital to the bank's different business units in accordance with risk-return considerations. Risk management at Essen Hyp is governed by risk guidelines and appropriate organizational structures, as well as by measuring and monitoring methods which are geared towards the bank's business activities.

Risk management principles and organization

The risk management policies of Essen Hyp have been decided by its Board of Managing Directors in accordance with the Commerzbank Group's guidelines. Essen Hyp has an efficient system of risk management and control, which is constantly being refined with a view to the future. We have been closely cooperating with our parent company, the Commerzbank AG, in the field of risk controlling for years. This cooperation includes, in particular, the submission of daily reports on balance sheet and off-balance sheet items, as well as the reporting of credit and market risks to our parent company. The aim is to ensure uniform risk management and controlling throughout the Group. Essen Hyp makes use of state-of-the-art risk measurement and management tools, given that this is pivotal for professional and active risk management and controlling.

According to the general guidelines agreed upon by the Board of Managing Directors risks may only be taken within a predefined risk framework while complying with applicable law. The Board of Managing Directors has established a system of risk limits, including a stop loss limit, taking into account the amount of available capital and the bank's earnings performance, as well as the risk management requirements of the Group as a whole.

Any changes relating to limits and limit systems require the approval of the Commerzbank's Central Risk Control Unit (ZRC) prior to a decision by our Supervisory Board and our Risk Committee. In addition to our own calculations, we receive continued feedback regarding our risk positions from ZRC because Essen Hyp is integrated into the Commerzbank's daily reporting system. This helps us to further validate our risk models. In 2005 our risk management was linked even closer to that of the Commerzbank AG. We have nearly completed a separate project on the uniform calculation and presentation of liquidity risks throughout the Group and will be able to establish limits in the first quarter of 2006. Furthermore, we calculate both overall market risk figures and specific market risk figures on a daily basis.

To further improve process reliability, Essen Hyp launched a project to generate the gap report directly from its

front-end system ATLAS as early as 2003. This required substantial restructuring, which was completed in 2004. Based on this new mode of calculation we started an additional project in 2005, which aims at directly calculating risk figures on the basis of the data provided by our front-end system Front Arena. This will ensure maximum accuracy and data security when calculating these figures. In addition, this will allow us to further refine and differentiate risk measurement, include additional scenario analyses and stress tests, simplify procedures and enhance the analysis of risk sensivities. We plan to fully implement this project in the first quarter of 2006. In the period under review we started to use economic capital as the basis for our risk management and performance measurement. This was done in coordination with our parent company. Economic capital is defined as the amount of capital which, by assuming a given probability, will be needed to cover unexpected losses from risk positions during a certain period of time. Economic capital does not mean that the amount in question is actually available. Instead, the term relates to the amount of capital which will be needed in view of the given risks. These risks, including for instance, credit risk, market risk, operational risk and business risk, are calculated by using the so-called value at risk (VaR) approach. VaR is defined as the maximum loss in value a portfolio could suffer by assuming a given probability (confidence level) during a given holding period. Correlation effects which may occur within the Group are taken into account.

Essen Hyp has a sophisticated risk monitoring system in place. This risk monitoring system is described in detail in several organizational manuals which are available in electronic form. These manuals have been summarized in a generic description of the systematics, which is meant as an overall reference. The following table shows the most important risk control and risk management tasks and their assignment to organizational units:

Management of market and liquidity risk	
Management of interest rate, liquidity and currency risk	Treasury Department, Bank Management Department
Risk measurement and reporting, development of uniform methods and procedures	Controlling Department
Review transactions with regard to market value and plausibility	Market Conformity Checking Section
Risk reporting	Controlling Department, Market Conformity Checking Section

Management of credit and counterparty risk	
Public-sector borrowers, credit institutions governed by private law and companies	Treasury Department, Credit Research Department
Credit quality research (public-sector lending)	Credit Research Department
Credit quality research (real estate finance)	Real Estate Finance Department – Transaction Management, Credit Research Department
Monitoring of compliance with credit limits	Market Conformity Checking Section, Credit Research Department
Non-performing mortgage loans	Mortgage Lending Risk Management Department, Legal Department, Foreclosure Department

Proposals for an appropriate risk provision for non-performing mortgage loans	Real Estate Finance Department – Transaction Management, Mortgage Lending Risk Management Department, Foreclosure Department
Risk reporting	Bank Management Department, Credit Research Department, Mortgage Lending Risk Management Department, Market Conformity Checking Section
Management of operational risk	
Introduction of new products	Task Force 'New Products'
Legal risks	Legal Department; External lawyers if necessary
Modification of the legal framework	Project team comprising staff from the organizational units concerned
Personnel issues	Personnel Department
Structural and procedural organization	Organization Department together with the organizational unit(s) concerned
Data processing risks	EDP/IT Department
Equipment and infrastructure	Organization Department
Internal controlling	Internal Audit Department

Risk categories

Essen Hyp defines the term 'risk' as a possible loss resulting from unexpected changes which might cause adverse deviations from the bank's projections in terms of assets, financial situation and earnings performance. Market, liquidity, credit and counterparty risk, as well as operational risk are the most important risk categories for Essen Hyp.

- Market risk means the danger of losses resulting from adverse changes in market prices or priceinfluencing parameters. Interest rate risk and specific market risk, i.e. credit spread risk, are the most important risk categories for Essen Hyp. Establishing the total of possible overnight losses constitutes the main aspect of our risk analysis. Adequate hedging transactions eliminate currency risk.
- Credit and counterparty risk is the risk of losses due to the partial or total default and/or the deterioration in credit quality of any of our business partners. In addition to traditional credit risk, country and issuer risk are also covered by this category.
- Operational risk is defined as the danger of losses resulting from inadequate or defective internal processes and systems, human or technical failures, or from external events. Legal risk resulting from changes in the legal framework, legal actions or contracts is also included in our definition of operational risk.

- Business risk is defined as unexpected losses due to revenue (especially commission) and costs deviating negatively from the budgeted figures. Business risk is influenced both by business strategy and the bank's internal planning process, as well as by changed overall conditions, such as market environment, customers' behavior or technological developments.

- Liquidity risk means that, in the case of illiquid markets, contractual payment obligations cannot be met in a timely manner or not at all, or that due to market disturbances or an insufficient market depth, trades either cannot be closed or processed, or if so only with losses.

Basel II will require the first three types of risk to be covered by regulatory capital. In addition, the other risk categories will have to be monitored in connection with Basel II (pillar II) and the adopted Minimum Requirements for Risk Management (MaRisk).

Risk management under two different accounting standards
Hypothekenbank in Essen AG prepares its annual accounts in accordance with the provisions of the German Commercial Code (HGB). However, as the consolidated annual accounts of the Commerzbank AG are prepared pursuant to the International Accounting Standards/the International Financing Reporting Standards (IAS/IFRS), we are in addition required to compile annual accounts in accordance with IAS/IFRS. In contrast to German commercial law, risk management under IAS/IFRS rather focuses on market values. Accordingly, all financial instruments traded in an active market as defined by IAS 39 are reported at market value because the Commerzbank Group does not use the category 'held to maturity'. Whether or not changes in the market value affect the bank's net income depends on their classification on the balance sheet. Due to the partial reporting at market value (the so-called 'mixed model') we were required to split our interest rate book into different portfolios for bank management purposes. This enables us to manage and keep potential effects on our balance sheet under IAS/IFRS within the scope of predefined limits. We measure our performance under IAS/IFRS on a daily basis in order to show the potential effects of asset and liability management measures.

Risk monitoring

Market risk.The data required for risk measurement is taken from the gap report, which is updated by the Controlling Department on a daily basis. The gap report shows the mismatches per month. We use present value figures to measure and quantify the risks deriving from gap positions in the case of interest rate fluctuations. The required arbitragefree zero-coupon discount factors are calculated daily on the basis of the swap or EURIBOR curve. Using these discount factors, the cash flows from interest and principal payments are discounted and summarized into a key figure.

As a next step, the actual cash flows are discounted by using discount factors which are calculated by assuming certain simulated market price changes and a holding period of one business day. These simulated market price changes are based on the historical interest rates of the past 255 trading days. We then revaluate our current portfolio by applying each of the calculated 254 market scenarios. The maximum change in value of our interest rate book is calculated by assuming a one-sided confidence level of 97.5%. The VaR of the entire interest rate

book describes the bank's aggregate market risk.

The reliability of our VaR model is constantly monitored by means of backtesting, i.e. the projected VaR is compared to the actual market value changes on a daily basis. To identify outliers, i.e. market value changes outside the forecast interval, we use a one-sided confidence interval. In 2005 the maximum number of outliers, i.e. changes in value exceeding the amount forecasted in the VaR calculation when using a 97.5% confidence level, was five. These changes in value were due to extreme market movements. In order to limit losses exceeding the confidence level of 97.5%, another stop loss limit was fixed, taking into account worst-case scenarios. The potential for such losses is also calculated daily. In addition to the VaR calculation, we carry out stress tests in order to take account of extreme market movements. Stress tests are defined as historically and/or hypothetically derived scenarios by means of which potential losses are quantified under extreme market conditions. All scenarios are calculated on the basis of historical interest rates of the past 15 years. Worst-case scenarios cover both upward and downward yield curve shifts, as well as tilts of the yield curve at certain key points on the curve.
The Board of Managing Directors, in cooperation with the Supervisory Board and the Commerzbank AG, has set limits for the VaR, as well as for worstcase scenarios. These limits have to be complied with at all times.

The VaR utilization of the authorized limit came to 62.4% as of December 31, 2005 and to 71.2% on an annual average. The utilization of the limit for worst-case scenarios stood at 58.1% on the balance sheet date, while the annual average was 70.1%. Apart from the VaR calculations we also simulate changes in interest rate curves based on arbitrary parameters and the effects of planned new lending operations, which allows us to adjust the underlying portfolio accordingly.
For VaR, market value and interest rate risk calculations, Essen Hyp uses the well-established Front Arena software and proprietary valuation tools.

Value at risk on a daily basis and on an annual average of the authorized limit in 2005 in %


100
90
80
70
60
50
40
30
20
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug.
Sep
Oct
Nov
Dec
VaR (daily figures)
Annual average

'Traffic light system'. For internal monitoring purposes Essen Hyp calculates the potential present value loss of the whole portfolio in the case of a general interest rate change of 1 basis point and 100 basis points from one business day to another. These calculations are carried out for all maturities, taking into account certain predefined measuring points. Until mid-March 2005 banking supervision required that this basis point value, which is calculated by means of the key rate method, was not to exceed the predefined 20% limit in proportion to the liable capital in the case of an interest rate change of 100 basis points. Essen Hyp has fixed an even lower limit in its internal limit system, which, however, may be temporarily exceeded up to the former regulatory limit. The figures are calculated on a daily basis. In 2005 the average limit utilization within this 'traffic light system' came to 11.9%.

Utilization of the authorized limit under the 'traffic light system' on a monthly and on an annual average in 2005 in %


25
20
15
10
5
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Monthly average
Annual average

Internal reporting. On each business day the Board of Managing Directors, the Head of Treasury and the Head of Bank Management receive information on the development of the gap report's market value, the VaR level (including Credit Spread VaR), the utilization of the different risk limits, and the level of interest rate risk calculated with the 'traffic light system'. Moreover, the net present value of our public-sector and mortgage Pfandbriefe and their respective cover pools, as well as the changes in value under predefined stress scenarios, are calculated and reported. Furthermore, the Head of Treasury reports on the bank's short-term and long-term liquidity situation in the course of the weekly meetings of the Board of Managing Directors.

Special events and, in particular, ad hoc events which impact on the bank's risk position are immediately made known to the Board of Managing Directors.

As a part of our bank management activities, our Asset Liability Committee (ALCO) meets on a monthly basis. This Committee deals with the bank's interest rate positions, earnings performance, risk exposure and reporting requirements and also issues proposals for decision-making on these issues. The ALCO is composed of the member of the Board of Managing Directors who is responsible for the Treasury Department (or his deputy), the heads of all operational and back-office units, and the heads of the Controlling and Research Department. The proposals made by the ALCO are decided in the subsequent Board meeting. On a monthly basis the Board of Managing Directors receives several detailed reports from the individual departments and sections. For instance, the report prepared by the Controlling Department provides, inter alia, information on the transactions effected in the previous month, their impact on the structure of the gap report, the development of the market value and the historical utilization of the existing risk limits. The Controlling Department also reports on the examination and testing of new products. The monthly report prepared by the Accounting and Tax Department provides information on the development of the balance sheet and the profit and loss account in accordance with the

provisions of both the German Commercial Code (HGB) and IAS/IFRS. The quarterly report submitted by the Transaction Banking Department includes, amongst other things, information on the structure of the bank's loan portfolios.

The ratings of our borrowers, as well as changes in the assessment of their credit quality are reviewed on a monthly basis. Changes are reported in our 'Risk Report Capital Markets'. This 'Risk Report Capital Markets' is compiled quarterly and complies with the Minimum Requirements for Risk Management (MaRisk). The aim of this quarterly report is to identify, manage and monitor risks relating to capital market transactions. The report includes an assessment of the bank's risk profile resulting from its capital market transactions. Accordingly, the report provides information on the main structural characteristics of the loan portfolio and the new lending business, as well as on limits and their utilization, and on rating changes. Finally, the Market Conformity Checking Section reports on the results of checking the market conformity of new transactions and the compliance with counterparty limits.

Another report, also compiled quarterly, is the 'Risk Report Real Estate Finance', which analyzes the bank's risk profile resulting from its real estate financing activities. This report deals with the main structural characteristics of the loan portfolio, including geographical diversification, property types, industries, size and internal risk classification. New lending commitments are another key issue in this report. New lending commitments are subject to the limits imposed by the bank's guidelines for real estate finance and our credit risk strategy, which is defined once a year. The new lending commitments are broken down and analyzed by region and type of property. Furthermore, the risk report lists non-performing loans and any credit decisions which have an impact on the bank's risk position, and includes recommendations for reducing such risks.

Credit and counterparty risk from capital market transactions

Public-sector loans and securities issued by other borrowers. As of December 31, 2005, the volume of assets serving as cover for our public-sector Pfandbriefe was A61.3bn. Under the new Pfandbrief Act claims on eligible national and international credit institutions may be added to the cover pool as additional cover subject, however, to certain restrictions on volume. We made use of this option and added claims on eligible credit institutions totaling A1.1bn to our cover pool. The unchanged high quality of our public-sector cover assets is reflected by the low average risk weighting pursuant to the Grundsatz I standards and by the external ratings of leading international rating agencies. In terms of the Grundsatz I standards, 72.8% of the cover assets are classified at a risk weighting of 0%, 3.8% at 10% and 23.4% at 20%. A breakdown of the loan portfolio by rating reveals that 31.6% of the cover assets have been awarded a triple A, 42.5% a double A, 6.9% a single A and 2.1% a triple B. Those assets which were not rated by an external rating agency, i.e. 16.9% of the total loan volume, include loans

Composition of our public-sector cover pool as of December 31, 2005 in %


16.2
20.5
46.3
9.2
7.8
Total: €61.3bn

- The German Federal Government; the Federal Government's Special Fund and the German Federal States *(Länder)*
- Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities
- Public-sector credit institutions with special tasks
- Credit institutions governed by public law (including claims guaranteed by these), savings banks and German credit institutions governed by private law
- Foreign territorial authorities, foreign institutions governed by public law and foreign credit institutions

to credit institutions governed by public law, German credit institutions governed by private law and savings banks (48.5%), as well as loans to national and international public-sector bodies and institutions governed by public law, including claims guaranteed by these institutions, and claims on EU credit institutions governed by private law (51.5%), whose excellent credit quality was confirmed by our internal credit quality analysis. As a basic principle, an investment grade rating is a prerequisite for the granting of loans not eligible for cover to foreign public-sector bodies and other borrowers. Our non-cover transactions (excluding derivatives) with these counterparties amounted to A1.1bn as of December 31, 2005. While 0.8% of these counterparties were rated triple A, 15.9% were rated double A, 80.7% single A and 1.4% triple B. The remaining 1.2% was not rated by an external rating agency.

Country risk. In order to coordinate all questions concerning country risk and to implement appropriate measures, Essen Hyp uses its own expertise and the Commerzbank Group know-how. Risk limits are fixed on the basis of internal and external credit quality assessments and in close cooperation with our supervisory bodies, also taking into account the total credit exposure of the Commerzbank Group.

Standard & Poor's / Moody's / FitchRatings as of December 31, 2005

Standard & Poor`s / Moody`s / Fitch	in €m	in %
AAA / Aaa / AAA	19,358	31.6
AA+ / Aa1 / AA+	5,804	9.5

AA / Aa2 / AA	5,352	8.7
AA- / Aa3 / AA-	14,933	24.3
A+ / A1 / A+	2,272	3.7
A / A2 / A	1,378	2.2
A- / A3 / A-	594	1.0
BBB+ / Baa1 / BBB+	1,089	1.8
BBB / Baa2 / BBB	195	0.3
Not rated	10,365	16.9
Total	**61,340**	**100.00**

Derivatives. Essen Hyp reduces counterparty risk by applying bilateral outline agreements, most of which include netting agreements. Again, as far as these agreements are concerned, uniform contractual regulations are in place within the Group. The structure of our derivative portfolio, broken down by counterparty rating, can be seen in the following table (see also p. 114 of the notes to the annual accounts).

Counterparty ratings — in € m/remaining time to maturity

Rating	**< 1 year**	**1-5 years**	**> 5 years**	**Total**
Triple A	261	798	3,985	5,044
Double A	10,336	26,411	27,140	63,887
Single A	6,073	52,141	38,627	96,841
Triple B	0	15	0	15
not rated	558	10,597	15,865	27,020
Total	**17,228**	**89,962**	**85,617**	**192,807**

The figures for the not rated counterparties in the table above relate to subsidiaries of foreign credit institutions with a good rating. In the following table we have notionally attributed the ratings of these foreign credit institutions to the respective counterparties as an 'implicit rating'.

Implicit counterparty ratings — in € m/remaining time to maturity

Rating	**< 1 year**	**1-5 years**	**> 5 years**	**Total**

Single A	558	10,597	15,865	27,020
Total	**558**	**10,597**	**15,865**	**27,020**

We only use derivatives to hedge our interest rate risk from individual transactions or portfolios and to manage our interest rate book, including, in particular, our earnings and interest rate risk profile. Essen Hyp's interest-bearing positions are valued on a daily basis. Information on the calculated total market value is provided daily to the Board of Managing Directors, the Head of Treasury and the Head of Bank Management. As a part of Essen Hyp's limit system, a floor for the market value has been fixed, which is to ensure that the overall market value never falls short of a predefined minimum amount.

Net present value of the Pfandbrief cover. The net present value of our Pfandbrief cover is calculated on a daily basis. We are required by law to maintain a surplus cover of 2% at all times. However, Essen Hyp internally decided to maintain a surplus cover of at least 2.5%. Pursuant to Section 4 (2) of the German Pfandbrief Act this surplus cover must be calculated on the basis of the net present value of the cover assets, while taking into account certain stress test scenarios. Stress testing ensures that the 2% surplus cover is also maintained in times of interest rate movements. For its stress test calculations Essen Hyp makes use of the dynamic approach which uses the value at risk method, based on the interest rate fluctuations observed in the preceding 250 trading days. Taking into account these stress test calculations, Essen Hyp's average surplus cover available at all times in 2005 was 7% (4.4%) for public-sector Pfandbriefe and 14.4% (8.3%) for mortgage Pfandbriefe.

Net present value surplus cover of our public-sector Pfandbriefe in € bn


66
62
58
54
50
46
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
Net present value of our public-sector cover pool
Net present value of public-sector Pfandbriefe outstanding
Net present value surplus cover

Net present value surplus cover of our mortgage Pfandbriefe in € bn


6.0
5.0
4.0
3.0
2.0
1.0
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
Net present value of our mortgage cover pool
Net present value of mortgage Pfandbriefe outstanding
Net present value surplus cover

Derivatives in our cover pools. At present, Essen Hyp has not included any derivatives in its cover pools. There was no need to include derivatives as the net present value of our cover assets has always clearly exceeded the net present value of the Pfandbriefe outstanding. Nevertheless, we are close to completing negotiations with certain derivative counterparties in order to be able to make immediate use of derivatives for the purpose of optimizing the management of our surplus cover, should this become necessary.

Credit and counterparty risk relating to real estate finance.
The credit quality of the borrower, as reflected by our internal rating, is of paramount importance for our credit decision. For those loans which are not classified as home loans the valuation of the property, including the determination of the lending value (Beleihungswert), carried out by the certified appraisers of our subsidiary, Immobilien Expertise GmbH, is a key parameter for decisionmaking. The sustainable income from the charged property after deduction of the non-recoverable operating expenses must at all times exceed the interest and principal payments due. Essen Hyp drew up specific guidelines for both domestic and international real estate finance, which were approved by the Risk Committee of the Supervisory Board. These guidelines stipulate, amongst other things, the minimum debt service cover (DSC) ratios, and they also include a list of property types which are currently not eligible as security for mortgage loans or for which a loan can only be granted if certain conditions are met. For the timely recognition of credit risks, we established an early warning system to assess latent risks in a more efficient way, taking into account potential risk factors, such as interrupted performance, an adverse development of the sector, risks of rent losses, or adverse effects on the quality of the property location. The processing of loans in default or other loans showing performance interruptions (and thus bearing a certain risk potential) has been restructured in accordance with the Minimum Requirements for Risk Management (MaRisk). As in the previous years, we have permanently monitored the risks inherent in the larger transactions of our portfolios, and especially
those in the East German Federal States. In this context a number of risk-mitigating measures were taken, such as requiring additional security, restructuring the loan facility concerned, and ensuring an adequate provision for possible loan losses.

For the purpose of pooling and optimizing the measures referred to above our Credit Risk Committee (CRCO) issues, within the scope of an intensive treatment, proposals on the processing of problem loans, preventive loans and loans which have been called in or are currently being liquidated.

At each of its periodical Committee meetings, the Risk Committee of the Supervisory Board is informed about the progress of non-performing loans exceeding a certain amount, and about the structure of our mortgage loan portfolio.

Internal ratings
In close cooperation with the Commerzbank AG and the Association of German Pfandbrief Banks (vdp), we refined our approach for calculating capital requirements and improved our internal rating procedures for classifying credit risks in both public-sector lending and real estate finance. For this purpose, Essen Hyp participated in joint projects dealing with probability of default (PD) rating and loss given default (LGD) grading. These projects aim at developing an internal rating approach that satisfies the Basel II requirements and at integrating the PD and LGD components into the calculation of the capital required. In addition to this, Essen Hyp

and three other Pfandbrief banks launched a joint project aimed at developing an arithmetic unit which will calculate the capital requirements in accordance with Basel II (for all approaches).

PD component in real estate finance

The rating tool used for commercial real estate investors in Germany and abroad which was developed within the scope of a joint project and which has been in use since September 2004 has been continually improved by adding the real estate know-how of the banks involved in the project. At the same time, the rating functions are being refined. At Essen Hyp, we are currently pushing the further implementation of the required organizational and EDP procedures. This includes, in particular, the assignment of ratings to the loans that are already in our portfolios. It is our objective to further establish the rating process as an integral part of our credit approval procedures and credit risk management. All ratings are converted to the uniform rating scale of the Commerzbank group.

Private customers (home loans)

In the first quarter of 2006 we plan to enter into an agreement to establish a scoring system (internal rating system) for analyzing the credit quality of our private customers (home owners) which is meant to be used throughout the Group. We hold the view that this is the best solution, given that in view of the sales structures in this business segment, the necessary amount of data can only be generated by using the entire Group data. Accordingly, we strive for a full integration into the rating system of another affiliated company within the scope of a joint project.

LGD component in real estate finance

The LGD component is another key element in calculating the minimum capital requirements. The theoretical model is based on a concept developed by the Association of German Pfandbrief Banks (vdp) and an external consulting firm. The required data, such as the recovery rate and the duration of the liquidation process, is pooled and made available by the Association of German Pfandbrief Banks. The LGD component is integrated into our Basel II arithmetic unit. The LGD component for real estate transactions has already been implemented. Essen Hyp has already estimated the recovery rates for some of the loans in its portfolio. The results available to date are currently being tested and reviewed. What remains to be done as a part of the implementation process is to finally incorporate bankspecific parameters into the model.

PD component for capital market transactions

Internal rating approaches for measuring the probability of default (PD) of public-sector loans (central governments and regional/local authorities) have been developed in a separate project in coordination with S&P Risk Solutions and the Association of German Pfandbrief Banks (vdp). These internal rating approaches were implemented within Essen Hyp at the beginning of 2005. Up to now, PD ratings have been assigned to a considerable portion of our loan portfolio. The internal rating approach for North American regional and local authorities, in particular, is currently being developed within the scope of a joint vdp project. The other PD figures (banks, corporates, insurance companies) will be made available in the near future in accordance with the Group's time schedule.

LGD component for capital market transactions

The LGD component for public-sector loans will be developed in coordination with an external rating agency. This project, too, has been initiated by the Association of German Pfandbrief Banks. Currently, the LGD component project is in a test stage. The LGD component for capital market transactions (banks) is being developed within the Group. Once these LGD projects have been implemented and the rating components have been incorporated into our Basel II arithmetic unit, our bank will comply with the requirements for an internal risk classification and thus be eligible to adopt the Internal Rating Based Approach (IRB) under Basel II for calculating capital requirements and arriving at a risk-oriented pricing. As far as the registration process of the internal rating systems with the banking supervision is concerned, Essen Hyp is integrated into the Group's activities. The preparatory work for obtaining approval for our internal rating for banks already started at year-end 2005. Essen Hyp participates in the Quantitative Impact Study (QIS). We are of the opinion that this study will help us to better allocate the capital which, according to our present calculations, will be required to comply with the Basel II requirements.

Provision for possible loan losses

Through the formation of individual and, in the case of latent credit risks, of general risk provisions, the discernible risks of the lending business are adequately taken into account. Until now there has been no need for individual value adjustments or provisions in respect of our lending business with public-sector borrowers or entities governed by public law.

Based upon thorough analyses, our Real Estate Finance Department continually gauges which risk-provisioning measures need to be taken to ensure the quality of the bank's planning. In 2005 the Group started calculating provision for possible loan losses by using the so-called Most Realistic Value Approach (MRV). The parameters used under this approach vary in accordance with rating and/or loan status.

As a part of our credit risk strategy we have adjusted the standard risk costs applied to our home and commercial loans in close coordination with the Commerzbank AG. Given that some 97% of our home loans fall below 60% of the lending value (Beleihungswert) of the property securing the loan, we apply uniform standard risk costs to these loans. In contrast to this, the standard risk costs applied to our commercial loans vary in accordance with the ratio between the loan and the property's lending value. As a part of the implementation of our internal rating tools, we plan to derive the standard risk costs to be applied from the expected loss in order to come to an even more risk-oriented pricing of the loan.

Liquidity risk

The Treasury Department is responsible for liquidity management, which is based upon the daily listing of all cash flows. An adequate assessment of the liquidity situation requires that the bank's assets can be disposed of or sold under agreements to repurchase at short notice – within the scope of nominal overcollateralization – should the need for liquidity arise. The bank calculates its liquidity risk by showing the volume of mismatches in a capital outflow account and then determining the ratio between these mismatches and the existing shortterm funding limits, plus liquidity reserves. At Essen Hyp, liquidity risk is used as a synonym for the risk of possible payment gaps, which is seen as an indication of the bank's solvency. In accordance with supervisory requirements (Grundsatz II) an institution's liquidity is deemed to be guaranteed if the weighted liquid assets available to it within 30 days cover the weighted payment obligations callable during this period. Our bank's

liquidity ratio calculated according to Grundsatz II ranged between 1.1 and 1.5, i.e. it always exceeded the minimum ratio of 1.0 required by the supervisory authorities. Essen Hyp has been further integrated into the Commerzbank's project on liquidity management. This project aims at developing a uniform calculation and presentation of liquidity risk throughout the Commerzbank Group. The purpose of this Group project is to calculate the available net liquidity (ANL) in order to comply with key Basel II requirements. Under this approach, we calculate the so-called legal and economic cash flows both for balance sheet and off-balance sheet items. Legal cash flows cover the payment flows expected under contractual agreements, whereas economic cash flows are primarily dependent upon customers' behavior and have to be estimated by drawing upon the relevant historical figures. For future liquidity gaps, offset assets are calculated, which result from borrowing against and/or disposal of liquid assets. The full implementation within the Group, including the setting up of liquidity limits, is expected for the first quarter of 2006.

Operational risk

As before, Essen Hyp's main focus was on the qualification and quantification of operational risk (OR) in the period under review. So far, Essen Hyp carried out internal self-assessments for the purpose of qualifying operational risk. However, in February and March 2005 Essen Hyp participated for the first time in the redesigned Quality Self Assessment (QSA) of Commerzbank AG which covers the whole Group. The aim of this self-assessment is to identify and assess weak points in the Group's workflows and processes. The starting point for the QSA within Essen Hyp was the setting up of a so-called 'process matrix' for the predefined product groups 'Real Estate Finance' and 'Treasury' and the inclusion of all relevant workflows of these two product groups into the QSA process model of Commerzbank AG. Several departments and sections of Essen Hyp participated in the subsequent self-assessment. In accordance with its function and responsibilities each of these departments and sections was assigned to a specific process step. The QSA is based on a generic questionnaire, which is subdivided into several operational risk categories. 24 Essen Hyp employees participated in this self-assessment. The questions focused on the quality of the processes in each risk category. Each employee was required to give a detailed assessment based on a predefined rating system. The evaluation of the QSA questionnaires revealed a rating of 3.2 for each of the two product groups. Accordingly, Essen Hyp nearly

Development of our liquidity ratio in accordance with Grundsatz II


2.5
2
1.5
1
0.5
0
minimum ratio required by law
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

reached the Group benchmark of 3.0. The rating which resulted from this self-assessment is far better than the so-called default rating of 4.0, which has so far been used for the calculation of the economic capital. In coordination with our parent company we plan to carry out a detailed analysis, including the implementation of riskmitigating measures, in 2006. Based on these activities, we will carry out a more detailed analysis of operational risks within the scope of a so-called Risk & Control Inventory (RCI), which will be carried out in the premises of Essen Hyp in coordination with the Commerzbank AG.

In November 2005 we once again participated in the Business Continuity Management (BCM) Self Assessment. This assessment includes a survey on the implementation of our contingency plans and their compliance with applicable supervisory requirements and Group guidelines. According to the first evaluation carried out by Commerzbank Essen Hyp has a rating of 1.9, which clearly exceeds the Group benchmark of 3.0.

Since 2003 Essen Hyp has been integrated into the Commerzbank's intranet-based 'Loss Collection Tool' (LCT), which serves to collect and assess all operational risk losses incurred within the Group. This tool is also used for reporting legal risks. All operational losses incurred are reported to the Board of Managing Directors and the Supervisory Board during their ordinary meetings. However, even before the introduction of the selfassessments and the collection of loss data as described above, Essen Hyp was concerned about the issue of operational risk. In order to detect possible weak points, we have, for several years now, been analyzing the 'classical' operational risks relating to the bank's structure and processes, EDP, internal and external electronic communication (intranet, internet, e-mail), availability of qualified staff, adequate equipment and legal matters. With regard to certain specific issues we seek external advice from consultants and other specialists. For instance, external specialists have been tasked with analyzing and validating the safety of our IT systems at regular intervals, e.g. in view of hacker attacks.

Other preemptive measures in terms of operational risk include the preparation and improvement of contingency plans for all business units. To rule out potential EDP failures, the bank has two separate central computer systems located in different parts of Essen, one of which serves as a back-up system should the working system fail. Our reserve headquarters referred to above is situated on the same premises as our back-up system, so

that a continuation of the bank's key business activities is ensured for a transitional period, should the bank's headquarters be destroyed or be out of action.

In addition, we continued our qualification program for employees in the operational units and the back office during 2005 by organizing certified seminars on job-specific, as well as general issues. To the extent possible, this aims at preventing errors resulting from lack of expertise. The reports on operational risk in the areas of EDP/IT, staff and legal issues are on the agenda of our Risk Committee meetings and are regularly presented and discussed during the meetings of our Board of Managing Directors.

Legal risks
Essen Hyp's Legal Department operates as an internal service provider for all legal matters. This includes general and specific legal advice on contracts, as well as on outline and specific agreements. Essen Hyp strives to integrate the Legal Department into all relevant projects from the start. Hence we are immediately aware of the limitations set by the applicable legal framework, while being in a position to innovate and use the whole range of legally permissible options. The Legal Department is also involved in processing non-performing loans. If required, we additionally seek external legal advice. When dealing with mortgage and public-sector loans to foreign borrowers, we always use the services of experienced international law firms.

The Legal Department regularly informs the Board of Managing Directors about the latest legal developments, related risks and their potential impact on our business activities.

Internal audit
Internal auditing forms an integral part of our internal monitoring system. The Internal Audit Department operates independently of all business processes. This staff department has been assigned by the Board of Managing Directors to control the existing structures and procedures and to assure compliance with regulatory requirements. Our Internal Audit Department provides independent auditing and consulting services. The aim is to add value and improve our bank's workflows. The Internal Audit Department assists the Board of Managing Directors in achieving the bank's business objectives by systematically assessing the efficiency of the risk management, internal control mechanisms, staff management and supervision. This includes assistance to further optimize these procedures. In close coordination with the responsible employees and/or persons in charge of the processes, the Internal Audit Department issues proposals on how to avoid losses, improve management, monitoring and internal supervision procedures and increase the efficiency of workflows. The Internal Audit Department operates according to a long-term inspection plan, which is continually improved. This plan also forms the basis for an annual inspection scheme agreed by the Board of Managing Directors and submitted to the Chairman of the Supervisory Board for information purposes. The inspections stipulated in this scheme cover all parts of the bank. Checks on correct working procedures and systems are carried out at fixed intervals. As far as specific risks and legal requirements are concerned, such as provisions relating to the German Money Laundering Act (Geldwäschegesetz), inspections are carried out at least once a year. The inspection intervals are fixed in the long-term inspection scheme. This ensures that all working procedures are inspected once every three years. The audit is risk-oriented and process-specific and mainly focuses on the

structure and processes, the risk management and controlling mechanisms, as well as the internal monitoring system for all working procedures within Essen Hyp. The EDP Audit, which is integrated into the Internal Audit Department, is primarily charged with all issues relating to electronic data processing, such as the maintenance of the safety and consistency of our electronic files by controlling the granting of licenses to access the system, and by limiting the number of users. The findings of each inspection are recorded in an audit report. These reports are made available to the relevant departments, the Board of Managing Directors and the external auditors.

Feedback about the structuring and suitability of the risk management system is provided to the Board of Managing Directors and to the individual departments and sections. Material findings by the Internal Audit Department are reported to the Supervisory Board at its subsequent ordinary meeting. At the first meeting in every new financial year, the Internal Audit Department informs the Supervisory Board about all important findings and remedies taken in the past financial year. Should, at any time, the internal audit reveal serious deficiencies, the Chairman of the Supervisory Board is immediately informed. The Chairman of the Supervisory Board is also informed about any audit reports, which, based on the worst risk grading of all audit reports, are in the first quarter.

Overall risk position
Our parent company monthly calculates the economic capital needed by Essen Hyp to cover market, credit, operational and business risk. The aim is to calculate an overall risk figure. This concept of economic capital forms the basis for a system of risk-adjusted key parameters. Under this concept, the individual risk positions are added up and shown as an overall risk figure. Economic capital is an internal measure for determining the amount of equity capital which, with a given probability, will be needed in the course of one year to cover unexpected losses arising from risk positions. Economic capital reflects the bank's specific risk profile and also includes those risk categories which are not covered by regulatory capital, but which may be material from an economic point of view.

Essen Hyp's overall risk position measured as economic capital is set off against the total capital available for covering risk. The calculation of the capital available for covering risk goes beyond the accounting and regulatory concepts of capital. The aim of this comparison is to show that the bank is capable to take risk, to anticipate potential unexpected losses without serious negative effects on its business activity and to cover these losses from its own funds.

Objectives of risk management and future prospects
The importance of risk management for a riskreturn based bank management will continue to increase in the future. We are therefore committed to further improving our risk management systems which will be done, in particular, in cooperation with the Commerzbank Group. The aim is to use the capital that is available in the most efficient way.

Despite these high standards the risk models used are not in a position to cover all potential losses, given that it is not possible to simulate all imaginable stress scenarios. This applies, in particular, to historical models, which do not cover all potential future events. To sum up, we are committed to managing our overall risk position in

such a way that the allocation of economic capital to the individual business units results, to the extent possible, in a reduction of the overall risk position without having to accept a decline in return.

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ESSEN HYP

Risk Management

Value at risk

Date	Utilization in %	Annual average utilization in %
30/11/2006	51.1	71.3
31/10/2006	55.0	71.3
30/09/2006	43.2	71.3
31/08/2006	62.5	71.3
31/07/2006	63.7	71.3
30/06/2006	67.1	71.3
31/05/2006	71.1	71.3
30/04/2006	82.1	71.3
31/03/2006	69.7	71.3
28/02/2006	90.2	71.3
31/01/2006	95.4	71.3
31/12/2005	62.4	70.8
30/11/2005	71.5	70.8
31/10/2005	64.1	70.8
30/09/2005	75.3	70.8
31/08/2005	65.7	70.8
31/07/2005	87.5	70.8
30/06/2005	54.1	70.8
31/05/2005	61.2	70.8
30/04/2005	68.2	70.8
31/03/2005	85.4	70.8
28/02/2005	89.9	70.8

31/01/2005	70.6	70.8


ESSEN HYP

Risk Management

Worst case scenario

Date	Utilization in %	Annual average utilization in %
30/11/2006	54.6	56.1
31/10/2006	50.8	56.1
30/09/2006	37.4	56.1
31/08/2006	44.6	56.1
31/07/2006	50.9	56.1
30/06/2006	53.4	56.1
31/05/2006	56.2	56.1
30/04/2006	59.3	56.1
31/03/2006	60.6	56.1
28/02/2006	62.9	56.1
31/01/2006	62.8	56.1
31/12/2005	58.1	66.3
30/11/2005	69.4	66.3
31/10/2005	65.2	66.3
30/09/2005	63.3	66.3
31/08/2005	64.2	66.3
31/07/2005	65.4	66.3
30/06/2005	59.3	66.3
31/05/2005	75.7	66.3
30/04/2005	83.7	66.3
31/03/2005	83.3	66.3
28/02/2005	65.3	66.3
31/01/2005	53.8	66.3


ESSEN HYP

Risk Management

Grundsatz I - overview

Pursuant to Sections 10 (1) and 10a (1) of the German Banking Act *(KWG)*, *Grundsatz I* establishes rules concerning the adequacy of a credit institution's equity capital. Pursuant to Grundsatz I the ratio of the liable capital of an institution to its risk weighted assets must not fall below 8% at the close of each business day (Tier II capital ratio), while the ratio of the core capital of an institution to its risk weighted assets must not fall below 4% at the close of each business day (Tier I capital ratio).

	Tier I		Tier II	
Date	**Required by law**	**Ratio**	**Required by law**	**Ratio**
30/11/2006	4.0	6.6	8.0	11.1
31/10/2006	4.0	6.9	8.0	11.5
30/09/2006	4.0	6.8	8.0	11.2
31/08/2006	4.0	6.8	8.0	11.1
31/07/2006	4.0	6.6	8.0	11.0
30/06/2006	4.0	6.7	8.0	11.2
31/05/2006	4.0	6.7	8.0	11.0
30/04/2006	4.0	6.5	8.0	10.8
31/03/2006	4.0	6.8	8.0	11.2
28/02/2006	4.0	6.3	8.0	10.8
31/01/2006	4.0	6.4	8.0	10.9
31/12/2005	4.0	6.5	8.0	11.0
30/11/2005	4.0	6.5	8.0	12.0
31/10/2005	4.0	6.5	8.0	12.0
30/09/2005	4.0	6.5	8.0	12.0
31/08/2005	4.0	6.5	8.0	12.0
31/07/2005	4.0	6.6	8.0	12.3

30/06/2005	4.0	6.6	8.0	12.3
31/05/2005	4.0	6.7	8.0	12.5
30/04/2005	4.0	6.8	8.0	12.6
31/03/2005	4.0	6.8	8.0	12.8
28/02/2005	4.0	6.3	8.0	12.3
31/01/2005	4.0	6.4	8.0	12.4

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Risk Management

Grundsatz II

Grundsatz II concerns the adequacy of a credit institution's liquidity provision. It is required and sufficent that the liquid assets cover all actual and potential liquidity outflows over the following twelve months. Since December 1, 2000 German mortgage banks have to comply with *Grundsatz II*.

Date	Ratio	Required by law
30/11/2006	1.75	1.0
31/10/2006	1.27	1.0
30/09/2006	1.20	1.0
31/08/2006	2.22	1.0
31/07/2006	1.39	1.0
30/06/2006	1.28	1.0
31/05/2006	1.28	1.0
30/04/2006	1.51	1.0
31/03/2006	1.16	1.0
28/02/2006	1.25	1.0
31/01/2006	1.05	1.0
31/12/2005	1.08	1.0
30/11/2005	1.10	1.0
31/10/2005	1.19	1.0
30/09/2005	1.34	1.0
31/08/2005	1.24	1.0
31/07/2005	1.26	1.0
30/06/2005	1.19	1.0
31/05/2005	1.18	1.0

30/04/2005	1.35	1.0
31/03/2005	1.50	1.0
28/02/2005	1.32	1.0
31/01/2005	1.16	1.0

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Derivatives

Counterparty ratings

Nominal amount in Euro m/Remaining time to maturity

30.11.2006

Rating	<= 1 year	in %	1-5 years	in %	> 5 year	in %	Total	in %
Triple A	250.0	0.63	698.0	0.63	3,743.9	4.02	4,691.9	1.93
Double A	17,340.7	43.40	39,104.8	35.57	26,692.5	28.66	83,138.0	34.21
Single A	22,341.8	55.93	70,129.8	63.80	62,695.6	67.32	155,167.2	63.85
Triple B	14.3	0.04	0.0	0.00	0.0	0.00	14.3	0.01
Total	**39,946.8**	**100.00**	**109,932.6**	**100.00**	**93,132.0**	**100.00**	**243,011.4**	**100.00**

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Derivatives

Yield curve distribution

Essen Hyp derivatives portfolio by instruments
Financial derivatives in Euro m / Remaining time to maturity **30.11.2006**

Instruments	<= 1 year	in %	>1-5 years	in %	>5 years	in %	Total	in %
Interest rate swaps	38,819.0	97.18	105,652.3	96.10	87,204.0	93.64	231,675.3	95.34
Swaptions	204.0	0.51	621.5	0.57	533.5	0.57	1,359.0	0.56
Other interest rate derivatives	153.4	0.38	0.0	0.00	0.00	0.00	153.4	0.06
Currency swaps	770.4	1.93	3,658.8	3.33	5,019.5	5.39	9,448.7	3.89
Credit default swaps	0.0	0.00	0.0	0.00	375.0	0.40	375.0	0.15
Total	**39,946.8**	**100.00**	**109,932.6**	**100.00**	**93,132.0**	**100.00**	**243,011.4**	**100.00**

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ESSEN-HYP

Investor Relations

Ratings and Analyses (as of: June 1, 2006)

Ratings	S & P	Moody's	Fitch Ratings
Pfandbriefe			
- public-sector	AAA	Aaa	AAA
- mortgage	not rated	Aa1	AAA
Long-term counterparty rating	A- (outlook stable)	A2 (outlook stable)	A (outlook stable)
Short-term counterparty rating	A-2	P-1	F1
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	A-	A2	not rated
- Subordinated Debt	BBB+	A3	not rated
Commercial Paper Program	A-2	P-1	not rated
Financial Strength	not rated	C	B/C

Rating Reports

- **Standard & Poor's** — **Bank Credit Report as of June 1, 2006** and **Research update as of July 12, 2005** and **Rating analysis as of Aug 31, 2004**.
- **Moody's** — **Rating Analysis as of June 2006** and **Press Release as of December 13, 2005.**
- **Fitch Ratings** — **Rating Analysis as of November 3, 2005**

(Acrobat Reader required. **Download Acrobat Reader**)

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Code of Conduct

Outline

In co-operation with its member institutions, the Association of German Pfandbrief Banks (vdp) has established a code of conduct for the issuers of Jumbo *Pfandbriefe*.

This Code of Conduct contains (a) rules of conduct and (b) disclosure requirements, with which the mortgage banks will voluntarily comply:

a. The rules of conduct nos. 1) to 3), which apply to the issuers of Jumbo *Pfandbriefe*, stipulate that

   - new issues and increases are to be announced duly in advance in order to make sure that there is sufficient time for the book-building process;
   - new issues and increases are to be marked to the market at all times;
   - as a rule, increases are to be launched by the laid down minimum number of market makers.

b. The rule of conduct no. 4) lays down minimum standards on the information to be disclosed. This will allow investors to evaluate the quality of cover assets. The information, which should be updated at least quarterly, is to be published in suitable electronic media.

   Since mid-2001 Essen Hyp has been publishing detailed information about its cover pools, derivatives and interest rate risks. This information has been complemented by further details in accordance with the provisions of the Code of Conduct.

	Published on our Credit Research sites
New public-sector lending commitments	X

New mortgage lending commitments	X
Public-sector cover pool	X
Mortgage cover pool	X
Derivatives	X
Derivatives serving as cover	X
Cover pools at market value / development and stress scenarios	X

The information listed above is updated at regular intervals and can be viewed in the individual sections of our Credit Research sites.

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Breakdown of non-cover assets

by rating

S & P/Moody's/Fitch 30.11.2006

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	9	0.90
AA+ / Aa1 / AA+	0	0.00
AA / Aa2 / AA	22	2.21
AA- / Aa3 / AA-	95	9.55
A+ / A1 / A+	0	0.00
A / A2 / A	115	11.56
A- / A3 / A-	629	63.21
BBB+ / Baa1 / BBB+	62	6.23
BBB / Baa2 / BBB	50	5.03
BBB- /Baa3 /BBB-	0	0.00
BB+ / Ba1 / BB+	0	0.00
BB- / Ba3 /BB-	0	0.00
Without rating *	13	1.31
Total	**995**	**100.00**

* - Without rating

	in Euro m	in %
National credit institutions	0	0.00
International credit institutions	0	0.00

Other (e.g. financial institutions)	13	1.31
Total	**13**	**1.31**

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Breakdown of non-cover assets

by borrowers

		30.11.2006
by borrowers	**in Euro m**	**in %**
National credit institutions	0	0.00
Foreign Governments and municipalities	192	19.30
International credit institutions	300	30.15
Other foreign financial institutions (guaranteed by national or international credit institutions)	411	41.30
Others	92	9.25
Total	**995**	**100.00**

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Breakdown of non-cover assets

by countries

	30.11.2006	
by countries	**in Euro m**	**in %**
Germany	12	1.21
EU member states without Germany		
The Netherlands	64	6.43
France	70	7.04
Denmark	0	0.00
Austria	0	0.00
Belgium	0	0.00
Great Britain	25	2.51
Ireland	105	10.55
Italy	0	0.00
Spain	95	9.55
Finland	0	0.00
Sweden	0	0.00
Estonia	0	0.00
Hungary	0	0.00
Total EU without Germany	**359**	**36.08**
Non EU member states in Western Europe	13	1.31
Others	611	61.40
Total	**995**	**100.00**

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Breakdown of non-cover assets

by risk weighting

		30.11.2006
Risk weighting	**in Euro m**	**in %**
0%	151	15.18
10%	0	0.00
20%	662	66.53
100%	182	18.29
Total	**995**	**100.00**

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Non-cover loans - Breakdown of new lending commitments

by rating

S & P/Moody's/Fitch

Should the rating agencies come to different rating results, the worst rating is taken into account.

		30.11.2006
by rating	**in Euro m**	**in %**
AAA / Aaa / AAA	0	0.00
AA+ / Aa1 / AA+	0	0.00
AA / Aa2 / AA	90	15.82
AA- / Aa3 / AA-	90	15.82
A+ / A1 / A+	105	18.44
A / A2 / A	95	16.70
A- / A3 / A-	77	13.53
BBB+/Baa1/BBB+	62	10.90
BBB / Baa2 / BBB	50	8.79
Without Rating	0	0.00
Total	**569**	**100.00**

* - Without rating

	in Euro m	**in %**
National credit institutions	0	0.00
International credit institutions	0	0.00
Other (e.g. financial institutions)	0	0.00

Total	0	0:00

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ESSEN_HYP

Non-cover loans - Breakdown of new lending commitments

by borrowers

	30.11.2006	
by borrowers	**in Euro m**	**in %**
National credit institutions	0	0.00
Foreign Governments and municipalities	167	29.35
International credit institutions	0	0.00
Other foreign financial institutions (guaranteed by national or international credit institutions)	390	68.54
Others	12	2.11
Total	**569**	**100.00**



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Non-cover loans - Breakdown of new lending commitments

by countries

	30.11.2006	
by countries	**in Euro m**	**in %**
Germany	12	2.11
EU member states without Germany		
The Netherlands	0	0.00
Belgium	0	0.00
France	0	0.00
Austria	0	0.00
Denmark	0	0.00
Great Britain	0	0.00
Ireland	95	16.70
Italy	0	0.00
Spain	285	50.08
Finland	0	0.00
Sweden	0	0.00
Estonia	0	0.00
Hungary	0	0.00
Total EU without Germany	**380**	**66.78**
Non EU member states in Western Europe	0	0.00
Others	177	31.11
Total	**569**	**100.00**

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Non-cover loans - Breakdown of new lending commitments

by risk weighting

		30.11.2006
Risk weighting	**in Euro m**	**in %**
0%	117	20.56
10%	0	0.00
20%	390	68.54
100%	62	10.90
Total	**569**	**100.00**

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ESSEN-HYP

Mortgage loans

Breakdown of mortgage portfolio
by type of property, region and LTV

Commercial Properties in Euro m

30.09.2006

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Office and administrative buildings	Foreign countries	401.7	26.0	168.7	26.0	164.0	46.4	43.4	28.9	29.1	17.5	638.2	29.5
	West **	491.7	31.8	346.3	37.3	63.1	17.9	21.2	20.9	54.3	32.6	630.3	29.1
	East ***	12.2	0.8	14.2	1.5	3.0	0.8	1.0	1.0	0.6	0.4	16.8	0.8
Building sites	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	1.1	0.1	0.0	0.0	0.1	0.0	0.0	0.0	1.0	0.6	2.2	0.1
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Factory buildings	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	42.9	2.8	26.4	2.8	6.3	1.8	1.8	1.8	3.6	2.2	54.6	2.5
	East ***	1.6	0.1	0.0	0.0	0.5	0.1	0.2	0.2	0.0	0.0	2.3	0.1
Shops	Foreign countries	30.2	2.0	0.0	0.0	10.1	2.9	5.0	4.9	10.4	6.3	55.7	2.6
	West **	230.5	14.9	201.1	21.6	30.6	8.7	3.8	3.8	3.8	2.3	268.7	12.4
	East ***	58.9	3.8	46.7	5.0	18.2	5.1	7.0	6.9	10.6	6.4	94.7	4.4
Hotels and restaurants	Foreign countries	20.9	1.4	19.0	2.0	0.0	0.0	0.0	0.0	0.0	0.0	20.9	1.0
	West **	31.4	2.0	11.4	1.2	10.9	3.1	4.3	4.2	12.8	7.7	59.4	2.7
	East ***	23.4	1.5	0.0	0.0	6.4	1.8	2.0	2.0	15.2	9.1	47.0	2.2
Other non-residential	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

properties	West **	121.7	7.9	65.7	7.1	24.3	6.9	9.5	9.4	24.2	14.5	179.7	8.3
	East ***	1.3	0.1	1.2	0.1	0.2	0.1	0.0	0.0	0.0	0.0	1.5	0.1
Ware-houses and exhibition buildings	Foreign countries	17.6	1.1	0.0	0.0	5.3	1.5	0.0	0.0	0.0	0.0	22.9	1.1
	West **	57.6	3.7	28.5	3.1	10.4	2.9	2.0	2.0	0.8	0.5	70.8	3.3
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total commercial properties	Foreign countries	470.4	30.5	187.7	20.2	179.4	50.8	48.4	47.8	39.5	23.7	737.7	34.1
	West **	976.9	63.2	679.4	73.1	145.7	41.2	42.6	42.1	100.5	60.4	1,265.7	58.4
	East ***	97.4	6.3	62.1	6.7	28.3	8.0	10.2	10.1	26.4	15.9	162.3	7.5
	Total	**1,544.7**	**100.0**	**929.2**	**100.0**	**353.4**	**100.0**	**101.2**	**100.0**	**166.4**	**100.0**	**2,165.7**	**100.0**

Residential Properties in Euro m

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Owned houses	Foreign countries	1.0	0.0	0.0	0.0	0.3	0.1	0.1	0.5	0.0	0.0	1.4	0.0
	West **	3,313.3	60.9	2,170.5	62.0	114.9	45.2	3.9	18.9	2.1	6.1	3,434.2	59.7
	East ***	424.2	7.8	290.0	8.3	22.1	8.7	1.3	6.3	0.5	1.5	448.1	7.8
Owned flats	Foreign countries	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0
	West **	965.0	17.7	615.1	17.6	41.0	16.1	1.8	8.7	0.8	2.3	1,008.6	17.5
	East ***	48.3	0.9	33.8	1.0	2.0	0.8	0.1	0.6	0.1	0.3	50.5	0.9
Residential construction for letting purposes	Foreign countries	33.5	0.6	0.5	0.0	11.0	4.3	2.3	11.2	1.8	5.2	48.6	0.8
	West **	556.7	10.2	354.2	10.1	53.8	21.1	8.8	42.7	17.2	50.0	636.5	11.1
	East ***	99.1	1.8	37.8	1.1	9.3	3.7	2.3	11.2	11.9	34.6	122.6	2.1
Total residential properties	Foreign countries	34.7	0.6	0.5	0.0	11.3	4.5	2.4	11.6	1.8	5.3	50.2	0.9
	West **	4,835.0	88.9	3,139.8	89.7	209.7	82.4	14.5	70.4	20.1	58.4	5,079.3	88.3
	East ***	571.6	10.5	361.6	10.3	33.4	13.1	3.7	18.0	12.5	36.3	621.2	10.8
	Total	**5,441.3**	**100.0**	**3,501.9**	**100.0**	**254.4**	**100.0**	**20.6**	**100.0**	**34.4**	**100.0**	**5,750.7**	**100.0**

Total mortgage loans	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
	Foreign countries	505.1	64.2	188.2	4.2	190.7	24.2	50.8	6.4	41.3	5.2	787.9	10.0
	West **	5,811.9	91.6	3,819.2	86.2	355.4	5.6	57.1	0.9	120.6	1.9	6,345.0	80.1
	East ***	669.0	85.3	423.7	9.6	61.7	7.9	13.9	1.8	38.9	5.0	783.5	9.9
	Total	**6,986.0**	**88.3**	**4,431.1**	**100.0**	**607.8**	**7.7**	**121.8**	**1.5**	**200.8**	**2.5**	**7,916.4**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin
*** - East German Federal States

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ESSEN_HYP

Mortgage loans

Breakdown of mortgage portfolio
Foreign loans by type of property, country and LTV

Commercial Properties in Euro m 30.09.2006

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Office and administrative buildings	United States	17.0	0.0	53.5	5.5	0.4	76.4	10.4
	Belgium	1.0	0.0	0.0	0.0	0.0	1.0	0.1
	England	116.4	77.4	55.1	30.3	23.7	225.5	30.7
	France	111.9	42.2	18.3	4.0	1.5	135.7	18.4
	Canada	20.7	0.0	6.9	3.5	3.5	34.6	4.7
	The Netherlands	49.4	49.1	10.9	0.1	0.0	60.4	8.2
	Poland	17.7	0.0	1.5	0.0	0.0	19.2	2.6
	Spain	67.6	0.0	17.8	0.0	0.0	85.4	11.6
Shops	United States	7.2	0.0	2.4	1.2	1.1	11.9	1.6
	Poland	23.0	0.0	7.7	3.8	9.3	43.8	5.9
Hotels and restaurants	France	19.0	0.0	0.0	0.0	0.0	19.0	2.6
	Spain	1.9	0.0	0.0	0.0	0.0	1.9	0.3
Warehouse and exhibition buildings	France	17.6	0.0	5.3	0.0	0.0	22.9	3.1
Total commercial properties	United States	24.2	0.0	55.9	6.7	1.5	88.3	12.0
	Belgium	1.0	0.0	0.0	0.0	0.0	1.0	0.1
	England	116.4	77.4	55.1	30.3	23.7	225.5	30.6
	France	148.5	61.2	23.6	4.0	1.5	177.6	24.1
	Canada	20.7	0.0	6.9	3.5	3.5	34.6	4.7
	The Netherlands	49.4	49.1	10.9	0.1	0.0	60.4	8.2

	Country	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
	Poland	40.7	0.0	9.2	3.8	9.3	63.0	8.5
	Spain	69.5	0.0	17.8	0.0	0.0	87.3	11.8
	Total	**470.4**	**187.7**	**179.4**	**48.4**	**39.5**	**737.8**	**100.0**

Residential Properties in Euro m 30.09.2006

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
owned flats	France	0.2	0.0	0.0	0.0	0.0	0.2	0.4
owned houses	Austria	0.5	0.0	0.2	0.1	0.0	0.8	1.6
	France	0.5	0.0	0.1	0.0	0.0	0.6	1.2
Residential construction for letting purposes	United States	33.0	0.0	11.0	2.3	1.8	48.1	95.7
	Belgium	0.5	0.5	0.0	0.0	0.0	0.5	1.0
Total residential properties	Austria	0.5	0.0	0.2	0.1	0.0	0.8	1.6
	United States	33.0	0.0	11.0	2.3	1.8	48.1	95.8
	Belgium	0.5	0.5	0.0	0.0	0.0	0.5	1.0
	France	0.7	0.0	0.1	0.0	0.0	0.8	1.6
	Total	**34.7**	**0.5**	**11.3**	**2.4**	**1.8**	**50.2**	**100.0**

Total in Euro m 30.09.2006

Mortgage loans	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
	Austria	0.5	0.0	0.2	0.1	0.0	0.8	0.1
	United States	57.2	0.0	66.9	9.0	3.3	136.4	17.3
	Belgium	1.5	0.5	0.0	0.0	0.0	1.5	0.2
	England	116.4	77.4	55.1	30.3	23.7	225.5	28.6
	France	149.2	61.2	23.7	4.0	1.5	178.4	22.6
	Canada	20.7	0.0	6.9	3.5	3.5	34.6	4.4
	The Netherlands	49.4	49.1	10.9	0.1	0.0	60.4	7.7
	Poland	40.7	0.0	9.2	3.8	9.3	63.0	8.0

Spain	69.5	0.0	17.8	0.0	0.0	87.3	11.1
Total	**505.1**	**188.2**	**190.7**	**50.8**	**41.3**	**787.9**	**100.0**

*- The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

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Mortgage loans - Cover pool at market value

Development / Stress scenario

Date	Market value (cover pool)	Market value (mortgage Pfandbriefe)	Market value surplus cover in € m	Surplus cover in %	Market value (dynamic approach)		Market value (dynamic approach)	
					Surplus cover in € m in the case of rising yields	Surplus cover in % in the case of rising yields	Surplus cover in € m in the case of falling yields	Surplus cover in % in the case of falling yields
30.11.2006	4,643.45	4,458.39	185.06	4.15	125.76	2.93	256.01	5.52
31.10.2006	4,622.46	4,341.84	280.63	6.46	217.82	5.21	355.66	7.88
30.09.2006	5,638.30	5,300.26	338.05	6.38	150.43	2.93	561.11	10.25
31.08.2006	5,642.88	5,276.37	366.51	6.95	181.33	3.55	587.14	10.76
31.07.2006	5,714.59	5,253.52	461.07	8.78	289.82	5.71	664.75	12.22
30.06.2006	5,625.14	4,872.51	752.63	15.45	568.90	12.04	967.35	19.24
31.05.2006	5,577.03	4,709.82	867.21	18.41	681.27	14.91	1,083.72	22.32
30.04.2006	5,613.82	4,202.43	1,411.39	33.59	1,204.30	29.56	1,650.71	38.07
31.03.2006	5,150.96	4,484.62	666.34	14.86	512.86	11.73	839.23	18.24
28.02.2006	5,090.26	4,330.42	759.84	17.55	604.62	14.29	933.83	21.06
31.01.2006	4,868.26	4,220.63	647.63	15.34	495.58	12.00	817.30	18.94
31.12.2005	5,015.33	4,243.87	771.46	18.18	611.02	14.71	950.24	21.91
30.11.2005	5,078.69	4,122.27	956.42	23.20	782.72	19.37	1,148.82	27.30
31.10.2005	5,160.49	4,547.25	613.24	13.49	424.00	9.48	822.93	17.78
30.09.2005	5,318.82	4,649.87	668.95	14.39	471.03	10.31	888.32	18.76
31.08.2005	5,320.51	4,661.42	659.09	14.14	462.27	10.10	877.56	18.48
31.07.2005	5,290.00	4,628.00	662.00	14.30	504.00	11.04	834.00	17.77

30.06.2005	5,239.20	4,555.40	683.80	15.01	532.03	11.83	848.12	18.37
31.05.2005	5,100.54	4,146.51	954.03	23.01	804.10	19.64	1,115.57	26.56
30.04.2005	5,108.05	4,317.49	790.55	18.31	629.90	14.78	950.45	21.72
31.03.2005	4,969.25	4,172.34	796.91	19.10	622.86	15.16	973.35	22.97
28.02.2005	4,922.94	4,168.10	754.84	18.11	580.01	14.15	932.60	22.01
31.01.2005	4,947.91	4,176.32	771.59	18.48	623.90	15.59	919.38	21.65


ESSEN-HYP

Mortgage loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Mortgage *Pfandbriefe* outstanding	cover	Surplus cover	in %	Not yet serving as cover
30/11/2006	4,458.75	4,676.47	217.72	4.88	2,620.46
31/10/2006	4,349.71	4,657.32	307.61	7.06	2,614.50
30/09/2006	5,300.00	5,483.00	183.00	3.45	2,554.70
31/08/2006	5,286.00	5,478.00	192.00	3.63	2,527.02
31/07/2006	5,286.00	5,455.00	169.00	3.2	2,454.24
30/06/2006	4,917.79	5,367.49	449.70	9.14	1,952.05
31/05/2006	4,732.00	5,259.00	527.0	11.1	1,876.40
30/04/2006	4,232.00	5,317.00	1,085.00	25.6	1,794.57
31/03/2006	4,492.00	4,887.00	395.00	8.8	1,783.22
28/02/2006	4,307.00	4,756.00	449.00	10.4	1,800.69
31/01/2006	4,192.00	4,607.00	415.00	9.9	1,740.80
31/12/2005	4,198.08	4,612.02	413.94	9.9	1,665.36
30/11/2005	4,076.70	4,688.10	611.40	15.0	1,645.59
31/10/2005	4,492.88	4,763.82	270.94	6.0	1,690.20
30/09/2005	4,571.90	4,815.90	244.0	5.3	1,658.30
31/08/2005	4,574.88	4,785.67	210.79	4.6	1,681.60
31/07/2005	4,543.61	4,747.55	203.94	4.5	1,754.73
30/06/2005	4,459.61	4,695.55	235.94	5.29	1,989.69
31/05/2005	4,060.27	4,600.05	539.78	13.3	1,989.69

30/04/2005	4,242.47	4,619.61	337.14	8.9	2,085.44
31/03/2005	4,117.74	4,560.71	442.97	10.8	2,129.07
28/02/2005	4,108.65	4,528.39	419.74	10.2	2,123.05
31/01/2005	4,108.15	4,508.92	400.77	9.8	2,124.31

* For technical reasons (e.g. due to the absence of evidence that the loan is secured by a first mortgage). The loans are usually included in the cover pool within not more than three months.



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Mortgage loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Mortgage *Pfandbriefe* outstanding	cover	Surplus cover	in %	Not yet serving as cover
30/11/2006	4,458.75	4,676.47	217.72	4.88	2,620.46
31/10/2006	4,349.71	4,657.32	307.61	7.06	2,614.50
30/09/2006	5,300.00	5,483.00	183.00	3.45	2,554.70
31/08/2006	5,286.00	5,478.00	192.00	3.63	2,527.02
31/07/2006	5,286.00	5,455.00	169.00	3.2	2,454.24
30/06/2006	4,917.79	5,367.49	449.70	9.14	1,952.05
31/05/2006	4,732.00	5,259.00	527.0	11.1	1,876.40
30/04/2006	4,232.00	5,317.00	1,085.00	25.6	1,794.57
31/03/2006	4,492.00	4,887.00	395.00	8.8	1,783.22
28/02/2006	4,307.00	4,756.00	449.00	10.4	1,800.69
31/01/2006	4,192.00	4,607.00	415.00	9.9	1,740.80
31/12/2005	4,198.08	4,612.02	413.94	9.9	1,665.36
30/11/2005	4,076.70	4,688.10	611.40	15.0	1,645.59
31/10/2005	4,492.88	4,763.82	270.94	6.0	1,690.20
30/09/2005	4,571.90	4,815.90	244.0	5.3	1,658.30
31/08/2005	4,574.88	4,785.67	210.79	4.6	1,681.60
31/07/2005	4,543.61	4,747.55	203.94	4.5	1,754.73
30/06/2005	4,459.61	4,695.55	235.94	5.29	1,989.69
31/05/2005	4,060.27	4,600.05	539.78	13.3	1,989.69

30/04/2005	4,242.47	4,619.61	337.14	8.9	2,085.44
31/03/2005	4,117.74	4,560.71	442.97	10.8	2,129.07
28/02/2005	4,108.65	4,528.39	419.74	10.2	2,123:05
31/01/2005	4,108.15	4,508.92	400.77	9.8	2,124.31

* For technical reasons (e.g. due to the absence of evidence that the loan is secured by a first mortgage). The loans are usually included in the cover pool within not more than three months.

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Mortgage loans

Breakdown of non-cover assets
Loans with a LTV > 60%

Loans with a LTV exceeding 60% are not eligible to serve as cover for mortgage *Pfandbriefe*.

Date	in %
30/11/2006	12.64
31/10/2006	12.76
30/09/2006	12.74
31/08/2006	12.64
31/07/2006	12.79
30/06/2006	13.71
31/05/2006	13.66
30/04/2006	13.77
31/03/2006	13.56
28/02/2006	13.47
31/01/2006	13.17
31/12/2005	12.98
30/11/2005	12.69
31/10/2005	12.63
30/09/2005	13.01
31/08/2005	13.20
31/07/2005	13.45
30/06/2005	13.38
31/05/2005	14.16

30/04/2005	13.91
31/03/2005	13.98
28/02/2005	14.05
31/01/2005	13.97


ESSEN HYP

Mortgage loans

Breakdown of new lending commitments
Domestic loans by type of property, region and LTV

Commercial Properties in Euro m

30.09.2006

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Office and admini-strative buildings	Foreign countries	16.5	9.8	0.0	0.0	30.7	47.4	1.1	7.1	1.9	3.4	50.2	16.5
	West **	30.6	0.5	0.0	0.0	7.3	11.3	2.2	14.3	10.3	18.5	50.4	16.6
	East ***	1.3	0.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.3	0.4
Building sites	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Factory buildings	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	1.3	0.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.3	0.4
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Shops	Foreign countries	7.2	4.3	0.0	0.0	2.4	3.7	1.2	7.8	1.0	1.8	11.8	3.9
	West **	66.2	39.4	0.0	0.0	21.8	33.6	10.8	70.1	42.5	76.2	141.3	46.5
	East ***	0.5	0.3	0.0	0.0	0.1	0.2	0.0	0.0	0.0	0.0	0.6	0.2
Hotels and restaurants	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	1.4	0.8	0.0	0.0	0.5	0.8	0.1	0.6	0.0	0.0	2.0	0.7
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other non-residential	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

properties	West **	29.5	17.5	0.0	0.0	1.0	1.5	0.0	0.0	0.0	0.0	30.5	10.0
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Ware-houses and exhibition buildings	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	13.7	8.1	0.0	0.0	1.0	1.5	0.0	0.0	0.0	0.0	14.7	4.8
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total commercial properties	Foreign countries	23.7	14.1	0.0	0.0	33.1	51.0	2.3	14.9	2.9	5.2	62.0	20.4
	West **	142.7	84.8	0.0	0.0	31.6	48.8	13.1	85.1	52.8	94.8	240.2	79.0
	East ***	1.8	1.1	0.0	0.0	0.1	0.2	0.0	0.0	0.0	0.0	1.9	0.6
	Total	**168.2**	**100.0**	**0.0**	**0.0**	**64.8**	**100.0**	**15.4**	**100.0**	**55.7**	**100.0**	**304.1**	**100.0**

Residential Properties in Euro m

Purpose of property	**Country***	**LTV up to 60%**	**in %**	**of which used as cover**	**in %**	**LTV 61-80 %**	**in %**	**LTV 81-90 %**	**in %**	**LTV >90 %**	**in %**	**Total**	**in %**
Owned houses	Foreign countries	0.9	0.1	0.0	0.0	0.2	0.2	0.1	0.7	0.0	0.0	1.2	0.1
	West **	729.7	64.1	4.1	53.9	50.3	45.4	1.2	8.1	0.4	5.8	781.6	61.5
	East ***	57.3	5.0	0.3	3.9	5.6	5.1	0.2	1.3	0.0	0.0	63.1	5.0
Owned flats	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	200.6	17.6	2.7	35.5	16.1	14.5	0.6	4.0	0.3	4.3	217.6	17.1
	East ***	3.1	0.3	0.0	0.0	0.3	0.3	0.0	0.0	0.0	0.0	3.4	0.3
Residential construction for letting purposes	Foreign countries	32.1	2.8	0.0	0.0	29.4	26.5	11.5	77.2	6.1	88.4	79.1	6.2
	West **	114.2	10.0	0.5	6.6	8.9	8.0	1.3	8.7	0.1	1.4	124.5	9.8
	East ***	1.3	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.3	0.1
Total residential properties	Foreign countries	33.0	2.9	0.0	0.0	29.6	26.7	11.6	77.9	6.1	88.4	80.3	6.3
	West **	1,044.5	91.7	7.3	96.1	75.3	68.0	3.1	20.8	0.8	11.6	1,123.7	88.3
	East ***	61.7	5.4	0.3	3.9	5.9	5.3	0.2	1.3	0.0	0.0	67.8	5.3
	Total	**1,139.2**	**100.0**	**7.6**	**100.0**	**110.8**	**100.0**	**14.9**	**100.0**	**6.9**	**100.0**	**1,271.8**	**100.0**

Total mortgage loans	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
	Foreign countries	56.7	39.8	0.0	0.0	62.7	44.1	13.9	9.8	9.0	6.3	142.3	9.0
	West **	1,187.2	87.0	7.3	96.1	106.9	7.8	16.2	1.2	53.6	3.9	1,363.9	86.5
	East ***	63.5	91.1	0.3	3.9	6.0	8.6	0.2	0.3	0.0	0.0	69.7	4.4
	Total	**1,307.4**	**83.0**	**7.6**	**100.0**	**175.6**	**11.1**	**30.3**	**1.9**	**62.6**	**4.0**	**1,575.9**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin
*** - East German Federal States

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Mortgage loans

Breakdown of new lending commitments
Foreign loans by type of property, country and LTV

Commercial Properties in Euro m 30.09.2006

Mortgage loans	Country*	LTV up to 60%	of which used as cover	LTV 61-80 %	LTV 81-90 %	LTV >90 %	Total	in %
Office and administrative buildings	United States	0.0	0.0	28.5	0.0	0.0	28.5	46.0
	France	10.0	0.0	0.0	0.0	0.0	10.0	16.1
	England	6.5	0.0	2.2	1.1	1.9	11.7	18.9
Warehouse and exhibition building	United States	7.2	0.0	2.4	1.2	1.0	11.8	19.0
Total commercial properties	United States	7.2	0.0	30.9	1.2	1.0	40.3	65.0
	France	10.0	0.0	0.0	0.0	0.0	10.0	16.1
	England	6.5	0.0	2.2	1.1	1.9	11.7	18.9
	Total	**23.7**	**0.0**	**33.1**	**2.3**	**2.9**	**62.0**	**100.0**

Residential Properties in Euro m 30.09.2006

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
owned houses	Austria	0.5	0.0	0.2	0.1	0.0	0.8	1.0
	Belgium	0.4	0.0	0.0	0.0	0.0	0.4	0.5
Residential construction for letting purposes	United States	32.1	0.0	29.4	11.5	6.1	79.1	98.5

Total residential properties	Austria	0.5	0.0	0.2	0.1	0.0	0.8	1.0
	United States	32.1	0.0	29.4	11.5	6.1	79.1	98.5
	Belgium	0.4	0.0	0.0	0.0	0.0	0.4	0.5
	Total	**33.0**	**0.0**	**29.6**	**11.6**	**6.1**	**80.3**	**100.0**

Total in Euro m 30.09.2006

Mortgage loans	**Country***	**LTV up to 60%**	**of which used as cover**	**LTV 61-80%**	**LTV 81-90%**	**LTV >90%**	**Total**	**in %**
	United States	39.3	0.0	60.3	12.7	7.1	119.4	83.9
	Austria	0.5	0.0	0.2	0.1	0.0	0.8	0.6
	France	10.0	0.0	0.0	0.0	0.0	10.0	7.0
	England	6.5	0.0	2.2	1.1	1.9	11.7	8.2
	Belgium	0.4	0.0	0.0	0.0	0.0	0.4	0.3
	Total	**56.7**	**0.0**	**62.7**	**13.9**	**9.0**	**142.3**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.



Bonds & Notes

The German *Pfandbrief*

During the past 100 years, *Pfandbrief* investors have never failed to receive full repayment – a clear proof of the *Pfandbrief's* high level of safety. This is just one reason why *Pfandbriefe* account for as much as 26.2% of all fixed income securities in Germany and have also become more and more popular with international investors.

In recent years the *Pfandbrief* market has seen significant changes due to the increasing volume of *Pfandbriefe* that are issued in the form of Jumbos and Globals. In autumn 2003 the *Pfandbrief* issuers within the Association of German Pfandbrief Banks (vdp) agreed upon an amendment of the minimum standards for issuing Jumbo *Pfandbriefe*. The new standards envisage a minimum size of €750m for a newly issued Jumbo *Pfandbrief*, instead of previously €500m. Further, the issuer must increase the issue size to at least €1bn within 180 calendar days. Moreover, buybacks of Jumbo *Pfandbriefe* have been included in the minimum standards and subjected to strict transparency requirements. This requirement safeguards the status of Jumbo *Pfandbriefe* as a highly liquid market segment.

The updated minimum standards for the issuance of Jumbo *Pfandbriefe* enter into force with immediate effect, the Federal Cartel Office (Bundeskartellamt) having raised no objections.

More detailed information on the new minimum standards for the issuance of Jumbo *Pfandbriefe* is available on the website of the Association of **German Pfandbrief Banks**.

vdp-Pfandbrief Curve

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Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

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Bonds & Notes

Our Treasury Department

Head of Capital Markets

- **Jens Remmers** Head of Capital Markets

Heads of Treasury Department

- **Günter Pless** Head of Treasury
- **Heidi Riedel** Deputy Head of Treasury
- **Oliver Schwarzer** Deputy Head of Treasury

Capital Markets

- **Andreas Bayer**
- **Elvira Stirnberg-Graumann**
- **Björn Hofmann**
- **Peter Kronenberg**
- **Claudia Retz**
- **Christin Schmid**
- **Heinrich Strack**
- **Henning Zirkel**

Money Markets

- **Michael Leineweber**
- **Monika Rieks**

Derivatives

- **Thorben Pilz**
- **Georg Schlüter**

Research

- **Dirk Chlench**

Trading Support

- **Nico Ebert**
- **Carmen Sandrock**

Secretarial Support

- **Elke Joachimiak**
- **Andrea Pehlke**

- Man Fechner-Wang

Relationship Management

- **Martin Hofbauer**

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ESSEN-HYP

Bonds & Notes

Jumbos / Globals and their Increases
Amounts in EUR m Status: 21.11.2006

Security no	Increases by	Increases on	Issuing volume	Coupon	Maturity	Issue Date	Market makers	Ratings S&P/ Moody's	Ratings Fitch
257 359			3,017	5,500	20/02/07	13/02/97	1/4/5/6/8	AAA/Aaa	AAA
802 308			2,750	2,750	25/07/07	14/07/03	1-6/13-15/18/25/26	AAA/Aaa	AAA
257 402	250	04/06	1,273	5,250	22/01/08	15/01/98	1/2/4/5/7/10	AAA/Aaa	AAA
HBE 0BQ	500	03/06	2,000	2,750	11/03/08	11/03/05	1/6/18/27	AAA/Aaa	AAA
A0A 71Z	250	05/06	1,250	3,25	19/05/08	18/05/04	3/15/25/28	AAA/Aaa	AAA
A0A Y3F	500	02/06	2,500	3,000	17/06/08	10/03/04	1-3/5/6/13-15/18/25-27	AAA/Aaa	AAA
257 414			767	4,750	11/08/08	04/08/98	1/4/11/13/14/20	AAA/Aaa	AAA
169 713	750	07/06	2,950	3,500	26/09/08	17/09/03	1-6/13-15/18/25/26	AAA/Aaa	AAA
257 424	500	07/06	2,500	4,000	19/01/09	11/01/99	1-3/5/6/8/10/11/14/20	AAA/Aaa	AAA
HBE 0BA			2,000	2,75	27/02/09	19/01/05	1-6/8/14/15/18/25/29	AAA/Aaa	AAA
257 433	250	07/06	2,250	4,250	06/07/09	11/05/99	1-6/10/11/23	AAA/Aaa	AAA
HBE 0F1			2,500	3,000	28/09/09	19/01/06	1-6/9/11/14/18/25/27	AAA/Aaa	AAA
HBE 0AJ			2,000	3,250	17/11/09	17/11/04	1/5/18/26	AAA/Aaa	AAA
HBE 0E6			1,500	3,000	17/02/10	10/11/05	1/3/5/9/10/11/14/15/19/22/25/28	AAA/Aaa	AAA
HBE0DE			1,250	2,50	05/07/10	05/07/05	1/4/5/14	AAA/Aaa	AAA
257 461			5,000	5,250	17/01/11	15/01/01	1-11/14/15/17/18	AAA/Aaa	AAA
HBE 0EK			1,000	2,750	21/09/11	14/09/05	3/15/25/28	AAA/Aaa	AAA
HBE 1LM			1,200	3,75	28/09/12	28/09/06	1/3/4/9/18/22/25/30	AAA/Aaa	AAA

1=Commerzbank, 2=HypoVereinsbank, 3=DZ Bank, 4=HSBC, 5=Dresdner Kleinwort Benson, 6=Deutsche Morgan Grenfell, 7=Salomon Brothers, 8=ABN AMRO Bank, 9=Société Générale, 10=Westdeutsche Landesbank, 11=Goldman Sachs, 12=Landesbank Sachsen, 13=Merrill Lynch, 14=Morgan Stanley, 15=CDC Ixis, 16=Bankgesellschaft Berlin,

Bonds & Notes - Jumbos / Globals and their Increases - Amounts in EUR m Status: 30.09.2004 Seite 2 von

17=SGZ-Bank, 18=Barclays Bank, 19=Norddeutsche Landesbank, 20=Lehman Brothers, 22=Bayerische Landesbank, 23 =Paribas, 24 =Credit Agricole Indosuez, 25=LB Baden-Württemberg, 26=CSFB, 27=Citigroup Global Markets Limited Zweigniederlassung Deutschland, 28=CALYON Corporate and Investment Bank, 29=Nordea Markets Division, 30=UBS Limited


ESSEN-HYP

Bonds & Notes

Essen Hyp EUR 30,000,000,000 Debt Issuance Program (DIP)

Essen Hyp's €30bn Debt Issuance Program, which was launched on May 28, 1998 and increased to €30bn in April 2006, aims to facilitate Essen Hyp's funding on the international capital markets.

The main intention of this Program is to provide structured financing transactions. However, any underlying risk exposure of a structured deal must be hedged against. In general, the required swap will be entered into with the dealer proposing the transaction. As a rule, each swap counterparty must have a minimum rating of AA- (S&P).

Jumbo *Pfandbriefe*, Global public-sector *Pfandbriefe* and similar benchmarks are launched outside the DIP.

The Program allows international fund-raising in almost any currency by means of a syndicated or non-syndicated, public or private placement. Funding proceeds are swapped back into EURIBOR. Pursuant to the German Mortgage Bank Act, Essen Hyp as a mortgage bank is not allowed to run any currency risks.

Maturities under this Progam can reach up to 30 years, depending on the type of transaction. There is no specific maturity target.

Notes, including public-sector *Pfandbriefe*, may be issued in bearer or registered form. Depending on the agreement between issuer and dealer, Notes can be launched as Fixed Rate Notes, Floating Rate Notes, Indexed Notes, Dual Currency Notes or Zero Coupon Notes. The minimum volume per drawing is €5m.

Essen Hyp's DIP is listed on the Luxembourg stock exchange. The terms and conditions of the DIP also provide for a listing of bearer notes (including public-sector *Pfandbriefe*) on the Düsseldorf stock exchange, or any other stock exchange. Registered Notes (including public-sector *Pfandbriefe*) are not listed on any stock exchange.

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vdp-Pfandbrief Curve

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Last update: Nov 2006
Sec 28 PfandBG
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Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

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Economic and Interest Rate Outlook G3
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The following ratings have been assigned to the Notes listed under Essen Hyp's Debt Issuance Program:

	Standard & Poor's	Moody's
Public-sector *Pfandbriefe*	AAA	Aaa
Senior Unsecured Debt	A-	A2
Subordinated Debt	BBB+	A3

The Program is governed by German Law.

Our Debt Issuance Program has been arranged by Commerzbank and Merrill Lynch International. The dealers are ABN AMRO, Barclays Capital, Calyon, Citigroup, Commerzbank, Deutsche Bank, Goldman Sachs International, HSBC Trinkaus & Burkhardt, Lehman Brothers, Merrill Lynch International, Morgan Stanley, UBS Warburg and SG Investment Banking. The Program allows for reverse inquiry. Bids are welcome.

For further information please contact our Treasury Department or look at our latest **» Debt Issuance Program Prospectus 2006**.

Günter Pless
Senior Vice President
Global Head of Treasury
Tel.: +49 201 8135-360
E-mail:
Guenter.Pless@essenhyp.com
Fax-Treasury: +49 201 8135-399

Christin Schmid
Capital Markets
Tel.: +49 201 8135-368
E-mail:
Christin.Schmid@essenhyp.com
Fax-Treasury: +49 201 8135-399

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Bonds & Notes

Essen Hyp EUR 5,000,000,000 Commercial Paper Program

Following the launch of its €5bn Commercial Paper Program in December 1998, Essen Hyp has been able to issue short-term notes since the beginning of 1999.

Essen Hyp actively uses this Program in order to ensure flexible funding at low cost.

The Program allows drawings in EUR and any other internationally recognized currencies, as agreed between Essen Hyp and the dealer(s). The Notes that are issued under the Program must have a maturity of not less than two days. Clearing can be made through Euro Clear and Clearstream Banking. In accordance with the existing legal and regulatory requirements, the maximum maturity in both cases is two years less one day. The minimum amount of the Notes is €2.5m. There is no issuance of Definitive Notes under this Program.

One of the special features of the Program is that it allows for the issuance of

- Fixed-Rate Notes or
- Floating Rate Notes or
- Discounted Notes

all of which may be listed on a German stock exchange. The Notes may be deposited with the European Central Bank as Tier I securities.

Unless otherwise agreed, Floating Rate Notes under the Program have a maturity of at least six months and a minimum period of three months between two interest payment dates. Unless otherwise agreed, the EURIBOR is taken as the reference rate.

The Program itself is listed on the official market of the Düsseldorf stock

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vdp-Pfandbrief Curve

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Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

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exchange. Individual Notes may be listed with official quotations on the Düsseldorf stock exchange, or on any other stock exchange. However, Notes to be listed must have a minimum maturity of three months.

The Program offers a high degree of flexibility for both the dealer(s) and the issuer. Further day-to-day dealers are welcome.

Rating: Standard & Poors's: A-2 (Standard & Poor's)
P-1 (Moody's)

Arranger:
Commerzbank AG

Frequent dealers:
Commerzbank AG, Deutsche Bank AG, Barclays London

Day-to-day dealer:
Citigroup, London; Dresdner Bank, FFM; Goldman Sachs, London; Ixis Corp & Inv. Bank, FFM; Lehman Brothers, London.

The Program is a supplement to Essen Hyp's Debt Issuance Program, which was signed in May 1998 and increased to €20bn in July 2002.

For further information please contact Essen Hyp's Money Market Desk:

Monika Rieks
Head of Short Term Desk
Tel.: +49 201 8135-371
E-mail: **Monika.Rieks@essenhyp.com**

Michael Leineweber
Tel.: +49 201 8135-372
E-mail: **Michael.Leineweber@essenhyp.com**

Fax Treasury: +49 201 8135-399

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Bloomberg

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HYES

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Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

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Securities Prospectus

Persons into whose possession the Euro 30,000,000,000 Debt Issuance Program Prospectus or the A$ 5,000,000,000 Medium Term Note Program Information Memorandum of Hypothekenbank in Essen Aktiengesellschaft (the "Issuer"), as amended or supplemented (the "Prospectus" or the "Information Memorandum"), or any final terms (the "Final Terms") of the offer of notes issued by the Issuer under its Euro 30,000,000,000 Debt Issuance Program (the "Notes") or any pricing supplement (the "Pricing Supplement") of the offer of medium term notes issued by the Issuer under its A$ 5,000,000,000 Medium Term Note Program (the MTNs) comes, are requested to inform themselves and to observe any legal restrictions on the distribution of the Prospectus or the Information Memorandum and any Final Terms or Pricing Supplements and the offering, sale and delivery of Notes or MTNs in the relevant jurisdiction, all as stated in the Prospectus or the Information Memorandum. Persons interested in purchasing any Notes or MTNs are additionally requested to study said legal restrictions in order to verify whether they qualify as an investor in such Notes or MTNs before purchasing any of them.

Accept

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S&P	AAA	-
Moody's	Aaa	Aa1
Fitch Ratings	AAA	AAA

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Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

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Annual Reports / Interim Reports

On this site you will find all the relevant facts and figures of the Hypothekenbank in Essen AG. Our annual reports include, for instance, the balance sheet, the profit and loss account and the operating result of the corresponding year. You will also find the management report with much additional information concerning the general economic situation, the bank, its work and its projects. For current information please refer to our Interim Reports of the present year.

- **Annual Report 2005 (English version) pdf**
- **Press Release Annual Report 2005 (English version) pdf**

- **Annual Report 2004 (English version) pdf**
- **Press Release Annual Report 2004 (English version) pdf**

- **Annual Report 2003 (English version) pdf**
- **Press Release Annual Report 2003 (English version) pdf**

- **Annual Report 2002 (English version) pdf**
- **Press Release Annual Report (English version) pdf**

- **Annual Report 2001 (English version) pdf**
- **Press Release Annual Report (English version) pdf**

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vdp-Pfandbrief Curve

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Sec 28 PfandBG
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Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

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Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
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Financial Calendar 2007

Key Dates 2007

March 21, 2007	Annual General Meeting and (Supervisory Board) Meeting on the 2006 Annual Accounts
March 22, 2007	Press Conference on the 2006 Annual Accounts and publication of the German version of our 2006 Annual Report
May 2007	Publication of the English version of our 2006 Annual Report
Mid-August 2007	Interim Report as of June 30, 2007
Mid-November 2007	Interim Report as of September 30, 2007

vdp-Pfandbrief Curve

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Credit Research
Last update: Nov 2006

Rated by IFR Crystal Clear

Sec 28 PfandBG
Last update: Sep 2006
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Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

» more

Economic and Interest Rate Outlook G3
» more

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United States: Interest rate commentary - back again as a U.S. growth optimist!
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- ☐ Annual Report 2005 English **(Download as PDF)**
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- ☐ Annual Report 2004 German **(Download as PDF)**
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- ☐ Annual Report 2003 German **(Download as PDF)**
- ☐ Annual Report 2002 English **(Download as PDF)**
- ☐ Annual Report 2002 German **(Download as PDF)**
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Ratings	**public-sector *Pfandbriefe***	**mortgage-*Pfandbriefe***
S&P	AAA	-
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Fitch Ratings	AAA	AAA

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International Real Estate Finance

Europe and North America

Whether office buildings or shopping malls – real estate financing has become a global business. Major first-class projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Investors, developers and real estate companies look for banking partners who are familiar with the highly complex real estate business. Developing successful strategies that ensure maximum planning security requires the expertise of specialists. And these specialists are at your disposal at Hypothekenbank in Essen AG (Essen Hyp) – because our real estate markets are global.

Bringing in their knowledge of the individual countries and real estate market segments, our experts from various departments will, together with you, work out a tailored and innovative financing structure for your project – for existing properties and future investments alike. Available options include loan volumes from ten million euros (or the equivalent amount in foreign currencies) to several hundred million euros, terms of up to 10 years or more, fixed or floating interest rates. Essen Hyp participates in loan syndicates, but is also prepared to act as a stand-alone lender. We will accompany your project right from the start. Further to our expertise, we offer you a committed team and competitive loan terms: as a mortgage bank, Essen Hyp is entitled to issue *Pfandbriefe* and thus benefits from excellent funding opportunities.

Your partner for international real estate projects.
In addition to mortgage lending in Germany, our core activity is the granting of loans on the West European and North American real estate markets, mainly concentrating on Great Britain, France, Belgium, the Netherlands, Spain, Switzerland, the United States and Canada. Essen Hyp is thus active on the world's most important real estate markets.

We are particularly interested in properties that benefit from a good

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"



Morrison Street, Edinburgh, Scotland

"The Exchange" is an up-and-coming office district in the center of Edinburgh. Essen Hyp participates in the financing of a state-of-the-art administrative building with a total office area of 50,000 sqm. The project was completed in 2001.

location in major West European and North American cities. By providing the necessary funds and developing loan structures that are tailored to the borrowers' specific requirements, we make an active contribution to the successful realization of each individual transaction. In addition to this, we are also prepared to support regional real estate projects.

Capable of dealing with selected projects.
The properties that interest us most are office buildings, logistics centers, shopping malls (provided that they are located in the catchment area of major cities and benefit from low vacancy rates) and multi-tenant residential properties. A particular focus is on existing properties that are fully let under long-term leases and to tenants of good standing. Our customers include leading national investors as well as well-known international borrowers who are active on international, national or regional real estate markets.


ESSEN-HYP

International Real Estate Finance

Borrower-specific financing structures

Borrower-specific financing structures.
Essen Hyp's international mortgage lending activities are bundled at our International Property Financing Desk. Our committed and efficient team will advice you of all relevant facts and decisions within a short period of time, so that you can put your plans into practice without delay. A basic decision will be made within a few days after receiving an enquiry for a loan. Having obtained and reviewed all documents needed for decision-making, we will issue an irrevocable lending commitment within a period of time agreed with you. The entire financing transaction – from counseling via loan commitment and disbursement to full redemption – will be accompanied by one particular internal expert who is familiar with all project-specific requirements and will always be at your disposal.

We are currently expanding our network of international representative offices so that you can additionally benefit from local contact partners. Establishing and maintaining fruitful and long-lasting customer relations always is the main objective of our efforts.

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"


City Point, London

With 37 floors, the City Point Tower is the second highest building in the City of London, benefiting from an excellent location. Essen Hyp participates as a syndicate partner in the financing of this property which was reopened in 1998. The building offers a total office area of 54,000 sqm, retail units totaling 4,700 sqm and storage space of 8,200 sqm.

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ESSEN HYP

International Real Estate Finance

Specialist knowledge

Quality is the key to success.
We see our task in providing you with specialist knowledge to ensure the long-term success of your project. Our credit decision is based on the in-depth analysis and evaluation of all risks that are inherent in a transaction. Important factors to be looked at are the state of the property, location, investment profitability and tenant credit quality. Each property to be financed is appraised by our internal appraisers or by external specialists who are based in the region concerned and have to give evidence of their qualification and their experience with regard to the respective property type. The question as to whether a property can be used for multiple purposes and the cash flows from rental income are the most important parameters in our project analyses. We are only prepared to accept a loan transaction if our analysis comes to the conclusion that the project meets our high requirements for profitability and safety and that the risks are calculable over the long term.

The standard securities we require for providing a loan include a first-ranking mortgage over the property, the assignment of rental income and insurance proceeds and, in certain cases, additional securities to be agreed individually.

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"



Long Acre, London

In Central London, a few steps from the famous Covent Garden, Essen Hyp participates as a syndicate partner in the financing of an office building (total office area of 18,000 sqm), which will be fully restored by 2003. All offices will allow a flexible room shaping and design, thus meeting the needs of first-class companies with specific requirements.


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▸ **Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"**

If you require further information, please do not hesitate to contact us for specific and personalized advice:

Headquarters

Hypothekenbank in Essen AG
International Real Estate Finance - Marketing
Gildehofstraße 1
45127 Essen
Germany

Barbara Wittenbrink, Senior Associate
Tel.: +49 201 8135-471
Fax: +49 201 8135-295

Representative Offices

Great Britain

Hypothekenbank in Essen AG
Representative Office Great Britain
6th Floor
60 Gracechurch Street
London EC3V 0HR
Great Britain

Rainer Polenz, General Manager
Tel.: +44 20 72 83 31 42
Fax: +44 20 72 83 26 49

France
Hypothekenbank in Essen AG
Representative Office France
9, avenue de Friedland
75008 Paris
France

Franca Zachert, General Manager
Tel.: +33 1 42 25 25 30
Fax: +33 1 42 25 25 39

Belgium
Hypothekenbank in Essen AG
Representative Office Belgium
Rue de l´Amazone 2
1050 Bruxelles
Belgium

Tel.: +32 25 34 95 95
Fax.:+32 25 34 96 96

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Success needs far-sightedness

Success needs far-sightedness - guided by this motto, Hypothekenbank in Essen AG, which was founded in 1987, has become one of the leading mortgage banks in Germany within just one decade. The bank's business activities basically rest on two pillars: the granting of public-sector and mortgage loans. Our mortgage lending activities range from the extension of retail loans to finance detached or semi-detached houses or owned flats in Germany to the financing of large commercial properties on the domestic market, as well as abroad. To refinance these lending activities Essen Hyp is active on the national and international capital markets. In this context, one of our key objectives is to increase the popularity of our most important funding instrument, the Pfandbrief, with national and international investors. The fact that we have been awarded excellent ratings from the three leading rating agencies is just one proof of the quality of our work. Essen Hyp's most important shareholder is the Commerzbank AG.

You can find more detailed information on our bank, its management and its business activities on the following pages. Should you have any further questions please feel free to **contact** us and we will be happy to provide you with any information you require.

▸ 15 Years of Hypothekenbank in Essen AG

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» www.essenhyp.de
Search: go

vdp-Pfandbrief Curve

» more

Credit Research
Last update: Nov 2006
Sec 28 PfandBG
Last update: Sep 2006
» more

IFR Crystal Clear

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

» more

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more


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Investor relations

Corporate Governance Code of Hypothekenbank in Essen AG

The German Corporate Governance Code Commission set up by the German government, presented the German Corporate Governance Code on February 26, 2002. This Code of best practice describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. It is intended to make the German system of corporate governance transparent and understandable, and also to promote the trust of international and national investors, customers, employees and the general public in the management and supervision of listed companies.

The shares of Essen Hyp are not listed on a stock exchange. This is why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp

Nevertheless, and in view of maximum transparency, Essen Hyp expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Essen Hyp complies with most of the requirements set out in the German Corporate Governance Code. Given that Essen Hyp's shares are not listed on a stock exchange and that the bank is thus not in a position to satisfy those requirements of the Code that are mandatory for listed companies, the bank does not expressly state which recommendations of the Corporate Governance Code are not complied with for this reason.

- **Declaration of Conformity with the German Corporate Governance Code (April 24, 2006)** (PDF)
- **Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft** (PDF)

- **Declaration of Compliance with the German Corporate Governance Code (March 17, 2005)** (PDF)

» www.essenhyp.de

Search: [go]

vdp-Pfandbrief Curve

» more

Credit Research
Last update: Nov 2006
Sec 28 PfandBG
Last update: Sep 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

» more

Economic and Interest Rate Outlook G3
» more

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

Current Financial and Economic Topics
United States: Interest rate commentary – back again as a U.S. growth optimist!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

Declaration of Conformity with the German Corporate Governance Code

Preliminary remark: The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or the "bank") are not listed on a stock exchange. At present, Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. Accordingly, certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft complies with the recommendations of the German Governance Code Commission, first announced in the official section of the electronic version of the Federal Gazette (*Bundesanzeiger*) on August 20, 2002 and amended on June 2, 2005, except for those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not produce consolidated accounts, and except also for the following recommendations:

Pursuant to Section 2.3.2 the bank shall inform all domestic and foreign shareholders, shareholders' associations and financial services' providers, who, in the preceding 12 months, have requested such notification, of the convening of the General Meeting, and shall provide them with the convention documents upon request, also using electronic channels. The shares of Hypothekenbank in Essen Aktiengesellschaft are not listed on a stock exchange. Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: the Commerzbank Aktiengesellschaft and the Schuppli Group. All shareholders are known to the bank. This is why Essen Hyp makes use of the simplifications as regards the invitation to and convening of General Meetings laid down in the German Stock Corporation Act (*AktG*). Thus, Essen Hyp does not announce its General Meetings externally, e.g. in the Federal Gazette (*Bundesanzeiger*), and, contrary to the provisions laid down in Section 2.3.1, the agenda and the reports and documents required for the General Meeting are not published on Essen Hyp's company website.

Given that both shareholders are represented in the Supervisory Board and in the Presiding Committee as the committee responsible for the employment contracts of the members of the Board of Managing Directors, the Supervisory Board does not discuss and review the structure of the Board's compensation system as laid down in Section 4.2.2.

Contrary to Section 3.10 there is no yearly Corporate Governance Report in the bank's Annual Report.

Contrary to Section 4.2.4 the information and figures on the compensation of the members of the Board of Managing Directors are not individualized.

Pursuant to Section 5.3.2 the Supervisory Board shall set up an Audit Committee which, in particular, handles issues of accounting and risk management. As the Supervisory Board of Essen Hyp is composed of not more than 6 members, the Board refrained from setting up such an Audit Committee. Risk management issues are the responsibility of the Risk Committee of the Supervisory Board, which also deals with the bank's market, liquidity, credit, counterparty and operational risks, as well as with any other risks that do not belong to any of the

mentioned risk categories. Issues relating to the annual audit are addressed by the Supervisory Board itself.

Due to our bank's shareholder structure we have refrained from specifying an age limit within the meaning of Section 5.4.1.

Pursuant to Section 5.4.3 proposed candidates for the Supervisory Board chair shall be announced to the shareholders. Due to the fact, however, that no shares of Essen Hyp are in free flow or listed on a stock exchange and that the bank has only two shareholder groups, this provision is not relevant to Essen Hyp.

Contrary to Section 5.4.6 the information and figures on the compensation of the members of the Supervisory Board are not individualized.

Given that all shareholders carrying voting rights are directly or indirectly represented in the Supervisory Board, conflicts of interest are dealt with exclusively within the Supervisory Board in accordance with Section 5.5.2. Contrary to Section 5.5.3 such conflicts of interest are not formally dealt with at the General Meeting.

Due to the fact that no shares of Essen Hyp are in free flow or listed on a stock exchange, and that the bank does not have any stock option programs or comparable incentives in place, the provisions laid down in Sections 4.2.3, 6.6 and 7.1.3 of the German Corporate Governance Code are not relevant to Essen Hyp.

As long as Hypothekenbank in Essen Aktiengesellschaft compiles its Annual Accounts in accordance with the provisions of the German Commercial Code (*HGB*), it will not pass information to third parties by means of Annual Reports or Interim Reports compiled in accordance with the International Accounting Standards (IAS), as stipulated in Section 7.1.1. Apart from the Annual Accounts and Interim Reports, the two shareholder groups of the company receive additional information during the Supervisory Board meetings, so that the above reports are not the main source of information available to them.

Essen, April 24, 2006

The Board of Managing Directors — The Supervisory Board

Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft, Essen

1. Preamble

1.1 Implementation of the German Corporate Governance Code.

The German Corporate Governance Code Commission (the "Code Commission") set up by the German government, presented the German Corporate Governance Code on February 26, 2002. This Code of best practice describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. It is intended to make the German system of corporate governance transparent and understandable, and also to promote the trust of international and national investors, customers, employees and the general public in the management and supervision of listed companies.

The German Corporate Governance Code contains the following three elements:

- a presentation of applicable law
- recommendations of the Code Commission regarding the management and supervision of companies
- suggestions

This Code of best practice, as amended on June 2, 2005, has been officially published by the Federal Ministry of Justice, and is complemented by a provision in the German Stock Corporation Act (*AktG*) pursuant to which the Board of Managing Directors and the Supervisory Board of listed stock corporations (*Aktiengesellschaften*) are required to declare every year whether these recommendations were complied with and which recommendations were not applied (the "comply or explain declaration").

The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or "bank") are not listed on a stock exchange. At present, Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. This is why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft (hereinafter referred to as the "Code") complies with the requirements set out in the German Corporate Governance Code, except from those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not set up consolidated accounts.

The Code clarifies the rights of shareholders who provide Essen Hyp with the necessary equity capital and bear the entrepreneurial risk. At the same time, it presents the rules set out in the Articles of Association and the rules of procedure for the Supervisory Board and the Board of Managing Directors.

1.2 Board system of Hypothekenbank in Essen Aktiengesellschaft

A dual board system is prescribed by law for Hypothekenbank in Essen Aktiengesellschaft as a German stock corporation.

The Board of Managing Directors is responsible for managing the company. Its members are jointly accountable for the management of the company, whereby the individual members are responsible for the areas assigned to them within the framework of Board resolutions. The Chairman of the Board of Managing Directors coordinates the work of the Board members. Subject to certain legal provisions, such as Section 15 of the German Banking Act (*KWG*), Board resolutions are passed with the majority of votes cast.

The Supervisory Board appoints, supervises and advises the members of the Board of Managing Directors and is directly involved in decisions of fundamental importance to the company. The Chairman of the Supervisory Board coordinates the work of the Supervisory Board.

Two thirds of the members of the Supervisory Board are elected by the shareholders at the General Meeting. The two remaining members of the Supervisory Board are staff representatives who are elected by the bank's employees at a secret ballot. The Chairman of the Supervisory Board is appointed by the Commerzbank Aktiengesellschaft, being the majority shareholder. His deputy is appointed by the minority shareholder. Subject to certain legal provisions, Supervisory Board resolutions are passed with the majority of votes cast. In the case of a tie – also at elections – the Chairman of the meeting has the casting vote. Both, the representatives elected by the shareholders and the staff representatives are obliged to act in the company's best interests.

The company's accounting follows the 'true and fair view' principle and presents a view of the company's net assets, financial position and earnings situation that corresponds to the actual circumstances.

As a rule this Code will be reviewed and, if necessary, adjusted once a year in the light of national and international developments and changes within the company.

2 Shareholders and General Meeting

2.1 Shareholders

2.1.1 Shareholders exercise their rights at the General Meeting and vote there.

2.1.2 Each share carries one vote. There are no shares with multiple voting rights, preferential voting rights (golden shares) or maximum voting rights.

2.2 General Meeting

2.2.1 The Board of Managing Directors submits the Annual Financial Statements to the General Meeting. The General Meeting decides on the appropriation of profit and the discharge of the acts of the Board of Managing Directors and of the Supervisory Board. It also elects the shareholders' representatives to the Supervisory Board and the auditors.

Furthermore, the General Meeting decides on the Articles of Association, the object of the company, amendments to the Articles of Association and essential corporate measures such as, in particular, inter-company agreements and transformations and the issuance of new shares, convertible bonds, bonds with warrants and profit-sharing certificates, or it authorizes the Board of Managing Directors to issue them with the approval of the Supervisory Board. In addition, the General Meeting decides on the authorization to purchase own shares.

2.2.2 When new shares are issued, shareholders shall have a subscription right reflecting their respective share of the equity capital, unless the General Meeting decides otherwise.

2.2.3 Each shareholder is entitled to participate in the General Meeting, to take the floor on matters on the agenda and to submit materially relevant questions and proposals.

2.2.4 The Chairman of the General Meeting shall ensure that the meeting runs smoothly.

2.3 Invitation to the General Meeting, Proxies

2.3.1 The Board of Managing Directors shall convene the General Meeting at least once a year, giving details of the agenda. A quorum of shareholders is entitled to require that a General Meeting be convened and the agenda extended. The Board of Managing Directors shall not only make available the reports and documents that are required by law for the General Meeting, including the Annual Report, during the meeting itself, but also send them to the shareholders on request.

2.3.2 The bank facilitates the personal exercising of shareholders' rights and also assists the shareholders in the use of proxies. The Board of Managing Directors arranges for the

appointment of a representative to exercise shareholders' voting rights in accordance with their instructions.

3 Cooperation between the Board of Managing Directors and the Supervisory Board

3.1 The Board of Managing Directors and the Supervisory Board shall cooperate closely to the benefit of the company.

3.2 The Board of Managing Directors coordinates the bank's business strategy with the Supervisory Board and discusses the current state of strategy implementation with the Supervisory Board at regular intervals.

3.3 Pursuant to specific provisions set out in the Articles of Association, by the Supervisory Board and in the German Banking Act (*KWG*), transactions of fundamental importance require the approval of the Supervisory Board. These transactions include decisions or measures which fundamentally alter the company's asset, financial or earnings situation, as well as fundamental credit decisions.

3.4 Providing the Supervisory Board with sufficient information is the joint responsibility of the Board of Managing Directors and the Supervisory Board.

The Board of Managing Directors shall inform the Supervisory Board regularly, without delay and comprehensively, about all issues that are relevant to Essen Hyp with regard to planning, business development, the risk situation and risk management. The Board of Managing Directors reports on deviations of the actual plans from previously formulated targets, indicating the reasons for these deviations.

The Supervisory Board specifies the information and reporting duties of the Board of Managing Directors. The reports of the Board of Managing Directors to the Supervisory Board are, as a rule, to be submitted in writing. Documents required for decision-making such as, in particular, the Annual Financial Statements and the Auditors' Report are, to the extent possible, forwarded to the members of the Supervisory Board in due time prior to the meeting.

3.5 Good corporate governance requires an open discussion between the Board of Managing Directors and the Supervisory Board, as well as amongst the members within the Board of Managing Directors and the Supervisory Board. The strict observance of confidentiality is of paramount importance for this.

All Board members shall ensure that the staff members they employ also comply with the obligation to maintain confidentiality.

3.6 As necessary, the Supervisory Board meets without the Board of Managing Directors.

3.7 In the event of a takeover offer the Board of Managing Directors and the Supervisory Board of the bank, as the target company, must submit a statement of their reasoned

position so that the shareholders can make an informed decision on the bid.

After the announcement of a takeover bid, the Board of Managing Directors may not take any actions outside the ordinary course of business that could prevent the success of the bid unless the Board of Managing Directors has been authorized by the General Meeting, or the Supervisory Board has given its approval. In making their decisions, the Board of Managing Directors and the Supervisory Board are obliged to act in the best interests of the shareholders and of the company.

3.8 The members of the Board of Managing Directors and the Supervisory Board shall comply with the rules of proper corporate management. If they violate the due care and diligence of a prudent and conscientious member of the Board of Managing Directors or the Supervisory Board, they are liable to the bank for damages.

The bank has taken out a directors' and officers' liability insurance (D&O insurance) policy for the Board of Managing Directors and the Supervisory Board, placed through the majority shareholder, the Commerzbank Aktiengesellschaft. A suitable deductible has been agreed for both the members of the Board of Managing Directors and the members of the Supervisory Board.

3.9 Pursuant to Section 15 of the German Banking Act (*KWG*) the extension of loans from the company to members of the Board of Managing Directors or the Supervisory Board or their relatives (spouses and children who are still minors) requires the unanimous approval of the Board of Managing Directors, as well as the prior consent of the Supervisory Board.

3.10 The Board of Managing Directors and the Supervisory Board shall report on possible deviations from the recommendations of the German Corporate Governance Code once every year. The company shall keep previous Declarations of Conformity wit the Code available for viewing on its website for five years.

4 The Board of Managing Directors

4.1 Tasks and Responsibilities

4.1.1 The Board of Managing Directors is responsible for independently managing the company. In doing so, it is obliged to act in the company's best interests and undertakes to increase the sustainable value of the company.

4.1.2 The Board of Managing Directors develops the company's strategy, coordinates it with the Supervisory Board and ensures its implementation.

4.1.3 The Board of Managing Directors shall ensure that all provisions set out by law are complied with.

4.1.4 The Board of Managing Directors ensures appropriate risk management and risk

controlling within the company.

4.2 Composition and Compensation

4.2.1 The Board of Managing Directors is composed of several persons and has a Chairman. Rules of procedure, which require the approval of the Supervisory Board, govern cooperation within the Board of Managing Directors. The Board of Managing Directors cooperates on a basis of trust with the bank's other bodies and the employee representatives to the benefit of the company.

4.2.2 The compensation of the members of the Board of Managing Directors is fixed by the Presiding Committee of the Supervisory Board at an appropriate amount, based on a performance assessment. Criteria for determining the appropriateness of the compensation are, in particular, the tasks of the respective Board member, his personal performance, the performance of the Board of Managing Directors as a whole, the economic situation, and the performance and future prospects of the bank, taking into account its competitors.

4.2.3 The overall compensation of the members of the Board of Managing Directors comprises a fixed salary and variable elements. The variable part of the compensation includes both result- and performance-linked components and is based on the achievement of the bank's business success, the results of the business segments for which the respective Board member is responsible, and his individual performance. All compensation components must be appropriate, both individually and in total.

4.2.4 The compensation of the members of the Board of Managing Directors is reported in the Notes to the Annual Accounts, broken down into fixed salary and variable components, each in a single sum.

4.3 Conflicts of Interest

4.3.1 During their employment with Essen Hyp, the members of the Board of Managing Directors are subject to a comprehensive non-competition obligation.

4.3.2 In connection with their work, the members of the Board of Managing Directors and employees may neither demand nor accept from third parties payments or other benefits for themselves or for any other person, nor grant any unlawful advantage to third parties.

4.3.3 The members of the Board of Managing Directors are bound by the company's best interests. No member of the Board of Managing Directors will pursue personal interests in his decisions, or use business opportunities intended for Essen Hyp for himself.

4.3.4 Each member of the Board of Managing Directors must disclose conflicts of interest to

the Supervisory Board without delay and inform the other members of the Board of Managing Directors. All transactions between the company and the members of the Board of Managing Directors, persons they are closely related to or companies they have a personal association with must meet the standards that are customary in the sector. Important transactions require the approval of the Supervisory Board or the Committee responsible according to the rules of procedure of the Supervisory Board.

4.3.5 Sideline activities of the members of the Board of Managing Directors, especially Supervisory Board mandates outside the company, are subject to the approval of the Supervisory Board.

5 The Supervisory Board

5.1 Tasks and Responsibilities

5.1.1 The task of the Supervisory Board is to provide continuous advice to, and to monitor the work of the Board of Managing Directors in the management of the company. The Supervisory Board must be involved in all decisions that are of fundamental importance to the bank.

5.1.2 The Supervisory Board appoints and dismisses the members of the Board of Managing Directors. Together with the Board of Managing Directors, the Presiding Committee of the Supervisory Board ensures that there is long-term successor planning. The Supervisory Board has delegated the preparations for the appointment of members to the Board of Managing Directors to the Presiding Committee, which also lays down the conditions of the employment contracts, including compensation.

A re-appointment prior to one year before the end of the appointment period with a simultaneous termination of the current appointment may only take place under special circumstances. For members of the Board of Managing Directors there is a fixed age limit of 65 years.

5.1.3 The Supervisory Board has issued rules of procedure.

5.2 Tasks and Powers of the Chairman of the Supervisory Board

The Chairman of the Supervisory Board coordinates the work within the Supervisory Board, chairs its meetings and attends to the affairs of the Supervisory Board externally.

The Chairman of the Supervisory Board also chairs the Presiding Committee which, inter alia, deals with the employment contracts of the members of the Board of Managing Directors.

The Chairman of the Supervisory Board maintains close contact with the Board of Managing Directors, and with the Chairman in particular, in order to discuss the strategy, business development and risk management of the bank. The Chairman of the Supervisory Board shall, without delay, be informed by the Chairman of the Board of Managing Directors of any events material for the assessment of the bank's situation and development, or for the management of the bank. The Chairman of the Supervisory Board shall then inform the Supervisory Board and, as necessary, convene an extraordinary meeting of the Supervisory Board.

5.3 Formation of Committees

5.3.1 Depending on the specific features of the company and the number of Supervisory Board members, the Supervisory Board has formed a Presiding Committee and a Risk Committee from within itself. These two committees serve to increase the efficiency of the Supervisory Board's work and deal with more complex issues. The Chairman of each committee regularly reports to the Supervisory Board on the work of the respective committee.

5.3.2 The rules of procedure of the Supervisory Board provide for committees to make decisions in place of the Supervisory Board. The Presiding Committee prepares Supervisory Board meetings, at which personnel decisions are to be made.

5.3.3 The Supervisory Board can delegate other subjects to be handled by one or several committees. These subjects include the strategy of the bank, the compensation of the members of the Board of Managing Directors, investments and financing.

5.4 Composition and Compensation

5.4.1 When submitting proposals for the election of Supervisory Board members, care shall be taken that the Supervisory Board, is, at all times, composed of members who, as a whole, have the required knowledge, ability and expertise to properly complete their tasks and are sufficiently independent. Furthermore, the international activities of the company and potential conflicts of interest are taken into account.

5.4.2 To ensure the Supervisory Board's independent advice and supervision of the Board of Managing Directors, the Supervisory Board shall include what it considers an adequate number of members. A Supervisory Board member is considered independent if he or she has no business or personal relations with the company or its Board of Managing Directors which cause a conflict of interest. Not more than two former members of the Board of Managing Directors shall be a member of the Supervisory Board. Moreover, Supervisory Board members shall not hold directorships or similar positions with main competitors of the company or provide any advisory services to them.

5.4.3 It shall not be the rule for the former Chairman of the Board of Managing Directors or a member of the Board of Managing Directors to become Supervisory Board Chairman or the Chairman of a Supervisory Board committee. If this is intended, special reasons shall be presented to the annual general meeting.

5.4.4 The members of the Supervisory Board shall ensure that they have sufficient time to perform their mandate. Members of the Board of Managing Directors of a listed bank shall not accept more than five Supervisory Board mandates in non-group listed companies.

5.4.5 The election or re-election of all Supervisory Board members takes place at the same time, and as a rule for the longest admissible period of office. Elections to replace members are for the remaining period of office of a member of the Supervisory Board who resigns prematurely, or, if the resigning member's period of office was shorter than the regular period of office in accordance with sentence 1 of this Section, up to the end of the period of office of the other members of the Supervisory Board who have been appointed for the longest admissible period of office.

5.4.6 The compensation of the members of the Supervisory Board is specified in the Articles of Association. It is based upon the responsibilities and tasks of the members of the Supervisory Board, as well as the economic situation and performance of the bank. Also taken into account are the holding of a chair or deputy chair position in the Supervisory Board, as well as the Chairmanship and membership in any Supervisory Board committee.

The members of the Supervisory Board receive fixed as well as performance-related compensation. The latter is based upon the dividend payments to the bank's shareholders.

The compensation of the members of the Supervisory Board is reported in the Notes to the Annual Accounts, broken down according to components, each in a single sum. Should, by way of exception, compensation be paid to the members of the Supervisory Board or advantages extended for services provided individually, in particular, advisory or agency services, these payments are shown separately in the Notes to the Annual Accounts.

5.4.7 If a member of the Supervisory Board has taken part in less than half of the meetings of the Supervisory Board in a financial year, this will be noted in the Report of the

Supervisory Board.

5.5 Conflicts of Interest

5.5.1 All members of the Supervisory Board are bound to act in the company's best interests. No member of the Supervisory Board will pursue personal interests in his decisions, or use business opportunities intended for the company for himself.

5.5.2 Each member of the Supervisory Board shall inform the Chairman of the Supervisory Board of any conflicts of interest, especially those which may result from a consultant or directorship position with clients, suppliers, lenders or other business partners. If necessary, the Chairman of the Supervisory Board will then have the Presiding Committee discuss the issue. The Chairman of the Supervisory Board shall disclose his own conflicts of interest to the Supervisory Board or the Presiding Committee.

5.5.3 Material and not merely temporary conflicts of interest with respect to the person of a Supervisory Board member shall result in the termination of his mandate.

5.5.4 Advisory and other service agreements between a member of the Supervisory Board and the bank require the Supervisory Board's approval.

5.6 Examination of Efficiency

The Supervisory Board shall examine the efficiency of its activities on a regular basis.

6 Transparency

6.1 The Board of Managing Directors must disclose insider information directly relating to the company without delay unless it is exempted from the disclosure requirement in an individual case.

6.2 As soon as the bank becomes aware of the fact that an individual acquires, sells or by any other means exceeds or falls short of 5, 10, 25, 50 or 75% of the voting rights in the bank, the Board of Managing Directors shall disclose this fact without delay.

6.3 The bank's treatment of all shareholders in respect of information shall be the same. The bank shall also disclose all new facts made known to financial analysts and similar addressees to its shareholders without delay.

6.4 The bank shall use suitable communication media, such as the internet, to inform shareholders and investors in a prompt and uniform manner.

6.5 Any information which the bank discloses abroad in compliance with applicable capital market law provisions will also be disclosed domestically without delay.

6.6 As part of the bank's regular information policy, the dates of its most important regular publications (including the Annual Report, Interim Reports, General Meeting) are published sufficiently in advance in a 'financial calendar'.

6.7 Any information on the bank disclosed by the bank itself shall also be published on the bank's website. The website shall have a clear structure.

7.1 Reporting

7.1.1 Third parties receive their information through the Annual Financial Statements. During the financial year, they receive additional information in the form of Interim Reports that are published at the end of the second and third quarters. The Annual Financial Statements and Interim Reports are prepared according to national legislation, i.e. the provisions set out in the German Commercial Code (*HGB*), which also form the basis for taxation.

7.1.2 The Annual Financial Statements are prepared by the Board of Managing Directors and examined by the auditors and the Supervisory Board. In addition, the Financial Reporting Enforcement Panel (*Prüfstelle für Rechnungslegung*) and the Federal Financial Supervisory Authority (*BaFin*) are authorized to check that the Annual Financial Statements comply with the applicable accounting regulations (enforcement).The Annual Financial Statements shall be publicly accessible within 90 days of the end of the financial year; Interim Reports shall be publicly accessible within 45 days of the end of the reporting period.

7.1.3 The bank publishes a list of third party companies in which it has a participating interest that is not of minor importance for the bank. The trading portfolios of the bank, on which voting rights are not exercised, are disregarded in this context. In accordance with the German Commercial Code (*HGB*) the following information is provided in the bank's Annual Accounts: name and registered office of the bank, the amount of the interest, the amount of equity and the operating result of the past financial year.

7.1.4 Notes on the relationships with shareholders who are considered 'related parties' pursuant to the applicable accounting regulations, shall be provided in the Annual Financial Statements.

7.2 Audit of the Annual Financial Statements

7.2.1 Prior to submitting a proposal for election, the Supervisory Board will obtain a statement from the proposed auditor stating whether, and where applicable, which business, financial, personal and other relationships exist between the auditor and its executive bodies and head auditors on the one hand, and the bank and its Board members on the other hand, that could call its independence into question. This statement shall include the extent to which other services were performed for the bank in the past year, especially in the field of consultancy, or which are contracted for the following year.

The Supervisory Board agrees with the auditor that the Chairman of the Supervisory Board will be informed immediately of any grounds for disqualification or partiality occurring during the audit, unless such grounds are removed immediately.

7.2.2 The Supervisory Board shall commission the auditor to carry out the audit and conclude an agreement on the latter's fee.

7.2.3 The Supervisory Board shall arrange for the auditor to report on all facts and events of importance for the tasks of the Supervisory Board which arise during the performance of the audit.

The Supervisory Board shall arrange for the auditor to inform it and/or note in the Auditors' Report if, during the performance of the audit, the auditor comes across facts which show a misstatement by the Board of Managing Directors and Supervisory Board on the Corporate Governance Code.

7.2.4 The auditor takes part in the Supervisory Board's deliberations on the Annual Financial Statements and reports on the relevant results of the audit. He is available to answer the questions the members of the Supervisory Board may have.

Declaration of Compliance with the German Corporate Governance Code pursuant to Section 161 of the German Stock Corporation Act (*AktG*)

Preliminary remark: The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or the "bank") are not listed on a stock exchange. At present, the Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. This explains why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft complies with the recommendations of the German Governance Code Commission, announced in the official section of the electronic Federal Gazette (*Bundesanzeiger*) on May 21, 2003, except for those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not produce consolidated accounts, and except also for the following recommendations:

Pursuant to Section 2.3.2 the bank shall inform all domestic and foreign shareholders, shareholders' associations and financial services' providers, who, in the preceding 12 months, have requested such notification, of the convening of the General Meeting, and shall provide them with the convention documents upon request, also using electronic channels. The shares of Hypothekenbank in Essen Aktiengesellschaft are not listed on a stock exchange. Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: the Commerzbank Aktiengesellschaft and the Schuppli Group. All shareholders are known to the bank. This is why Essen Hyp makes use of the simplifications as regards the invitation to and convening of General Meetings laid down in the German Stock Corporation Act (*AktG*). Thus, Essen Hyp does not announce its General Meetings externally, e.g. in the Federal Gazette (*Bundesanzeiger*), and, contrary to the provisions laid down in Section 2.3.1, the agenda and the reports and documents required for the General Meeting are not published on Essen Hyp's company website.

Given that both shareholders are represented in the Supervisory Board and in the Presiding Committee as the committee responsible for the employment contracts of the members of the Board of Managing Directors, the Supervisory Board does not discuss and review the structure of the Board's compensation system as laid down in Section 4.2.2.

Contrary to Section 4.2.4 the information and figures on the compensation of the members of the Board of Managing Directors are not individualized.

Pursuant to Section 5.3.2 the Supervisory Board shall set up an Audit Committee which, in particular, handles issues of accounting and risk management. Given that the Supervisory Board of Essen Hyp is composed of not more than 6 members, the Board refrained from setting up such an Audit Committee. Risk management issues are the responsibility of the Risk Committee of the Supervisory Board, which also deals with the bank's market, liquidity, credit, counterparty and operational risks, as well as with any other risks that do not belong to any of the mentioned risk categories. Issues relating to the annual audit are addressed by the Supervisory Board itself.

Due to our bank's shareholder structure we have refrained from specifying an age limit within the meaning of Section 5.4.1.

Contrary to Section 5.4.5 the information and figures on the compensation of the members of the Supervisory Board are not individualized.

Given that all shareholders carrying voting rights are directly or indirectly represented in the Supervisory Board, conflicts of interest are dealt with exclusively within the Supervisory Board in accordance with Section 5.5.2. Contrary to Section 5.5.3 the General Meeting is not informed about such conflicts of interest.

Given that no shares of Essen Hyp are in free flow or listed on a stock exchange, and that the bank does not have any stock option programs or comparable incentives in place, the provisions laid down in Sections 4.2.3, 6.6 and 7.1.3 of the German Corporate Governance Code are not relevant to Essen Hyp.

As long as Hypothekenbank in Essen Aktiengesellschaft compiles its Annual Accounts in accordance with the provisions of the German Commercial Code (*HGB*), it will not pass information to third parties by means of Annual Reports or Interim Reports compiled in accordance with the International Accounting Standards (IAS), as stipulated in Section 7.1.1. Apart from the Annual Accounts and Interim Reports, the two shareholder groups of the company receive additional information during the Supervisory Board meetings, so that the above reports are not the only source of information available to them.

Essen, March 17, 2005

The Board of Managing Directors

The Supervisory Board


ESSEN HYP

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Company

Organization Chart

Chairman of the Board of Managing Directors
Hubert Schulte-Kemper

Corporate Division I
Corporate Management Center

Head: Dr. G. Stricker
Deputy Head: N. Wittkopf

- Secretariat to the Board of Managing Directors
- Investor Relations
- Corporate Communications
- Public Relations
- Strategy
- Personnel
- Group Reporting

Corporate Division II
Capital Markets

Head: J. Remmers
Deputy Heads:
G. Pless, M. Bartling

- Treasury
- Bank Management
- Research

Member of the Board of Managing Directors
Michael Fröhner

Corporate Division III
Real Estate Finance

Head: W. Salomo
Deputy Head: W. Böving

- National Real Estate Finance Marketing
- International Real Estate Finance Marketing
- Representative Offices
- Branches

Corporate Division IV
Services

Head: H. Möller

- IT- Compliance
- IT- Development
- IT- Production
- Organization

Member of the Board of Managing Directors
Burkhard Dallosch

Corporate Division V
Finance

Head: N. Boddenberg
Deputy Head: J. Wihler

- Accounting and Tax
- Operations Global Markets
- Risk Controlling

Corporate Division VI
Transaction Management

Head: C. Angott
Deputy Heads:
I. Plange, Chr. Bungarten

- Transaction Management (national/international)
- Credit Research
- Mortgage Lending Risk Management
- Loan Foreclosure

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ESSEN HYP

Company

10 Successful Years in Retrospect

Figures in Euro m, year-end balance *)	**1987**	**1995**	**1996**	**1997**	**1998**	**1999**	**2000**	**2001**	**2002**	**2003**	**2004**	**2005**
Claims outstanding:												
Mortgage loans	108	1,386	1,565	1,715	1,827	1,841	2,271	3,003	4,290	5,822	7,258	6,926
Public-sector loans	603	13,505	21,675	29,389	35,873	39,810	36,097	36,841	35,870	34,764	33,102	35,824
Bonds and notes **)	31	2,142	1,022	2,689	5,918	10,701	16,493	24,349	24,286	25,179	30,588	39,855
Other claims	0	174	461	672	888	1,591	2,415	2,703	4,035	5,647	5,047	7,352
Bonds and notes issued:												
Mortgage *Pfandbriefe*	39	977	1,176	1,219	1,087	1,078	1,272	1,305	1,884	2,703	4,173	4,250
Public-sector *Pfandbriefe*	819	14,160	21,438	30,077	38,684	48,379	47,015	54,519	50,738	51,477	52,571	60,972
Other bonds and notes / other liabilities	0	2,031	2,192	3,418	4,872	5,281	9,170	12,182	16,855	18,452	20,855	25,770
New lending commitments:												
Mortgage loans	135	329	427	266	415	574	1,216	1,366	1,627	2,517	1,956	1,770
Public-sector loans	875	8,719	10,124	14,238	14,856	16,706	13,714	5,297	4,235	7,148	4,538	10,898
Bonds and notes**)	31	1,547	1;306	2,907	4,518	6,771	12,494	16,632	12,420	8,016	10,541	16,156

Capital and reserves:												
Subscribed capital and reserves***)	41	260	265	311	377	454	426	554	554	584	654	699
Profit-sharing capital	0	54	54	129	187	243	255	279	284	324	319	293
Subordinated liabilities	0	130	130	155	189	244	244	298	297	348	358	290
Balance-sheet total:	1,103	17,734	25,393	35,471	45,596	55,905	58,771	69,553	70,979	74,299	79,461	92,781
Net interest and commission income:	5.0	74.3	98.9	125.8	149.9	168.6	161.2	170.9	187.5	213.5	205.9	249.3
General operating expenses:												
Personnel expenses	0.8	6.2	6.9	8.4	8.0	9.3	9.8	10.6	10.8	12.1	13.7	14.8
Other administrative expenses	0.7	3.7	4.6	5.9	7.1	8.2	8.9	9.5	9.4	11.2	14.4	16.5
Depreciation on and value adjustments to intangible and fixed assets	0.1	3.3	2.2	1.6	1.5	3.2	3.5	3.4	3.0	2.2	13.0	2.7
Operating result:	5.1	42.0	55.5	78.4	105.7	120.2	98.5	108.1	112.3	118.6	128.6	141.9
Net income for the year:	3.1	20.5	26.9	38.7	53.0	64.8	66.7	72.3	76.2	81.2	91.0	103.0

Notes: *) up to 1991 acc. to old accounting regulations
**) *Since April 1, 1998 securities of public and public-sector issuers can be taken into ordinary cover. Figures without bonds issued* by Hypothekenbank in Essen.
***) after deduction of unpaid capital subscriptions in 1993

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Contact

Company

Committees

Board of Managing Directors

Hubert Schulte-Kemper, Marl, Chairman
Michael Fröhner, Dortmund
Burkhard Dallosch, Prague

Executive Vice Presidents

Hans-Jürgen Kröncke, Haltern
Norbert Boddenberg, Essen
Jens Remmers, Frankfurt/Main

Trustees

Dieter Eberle, Lawyer, Essen
Dr. rer. pol. Thomas Geer, Deputy, Essen
Rolf Dahlmann, Deputy, Essen

Supervisory Board

Dr. Eric Strutz
Chairman; Member of the Board of Managing Directors, Commerzbank AG, Frankfurt/Main

Dipl. oec. Berta Schuppli
Deputy Chairman, Wiesbaden

Erich Labs
Hypothekenbank in Essen AG, Essen

Kurt Müller
Hypothekenbank in Essen AG, Essen

Wolfgang Hartmann
Member of the Board of Managing

Michael Reuther
Member of the Board of Managing

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Directors, Commerzbank AG, Frankfurt/Main

Directors, Commerzbank AG, Frankfurt/Main

Advisory Council

Dr. Axel Frhr. v. Ruedorffer
Chairman (since March 18, 2004); Member of the Central Advisory Board, Commerzbank AG , Frankfurt/Main

Dr. Friedel Abel
Chairman of the Board of Managing Directors, Hochtief Construction AG, Essen

Harold Hörauf
Member of the Supervisory Board HSBC Trinkaus & Burkhardt KGaA, Düsseldorf

Dr. Hans-Joachim Jacob
Auditor, Munich

Prof. em. Dr. Paul Klemmer,
President of the Verband für Wohnungswesen, Städtebau und Raumordnung e.V., Berlin
† July 26, 2005

Uwe Kruschinski
Member of the Board of Managing Directors, Bankgesellschaft Berlin AG, Berlin

Hermann Marth
Chairman of the Board of Managing

Directors, RAG Immobilien AG, Essen

Auxiliary Bishop Franz Grave
Episcopal Vicar for Universal Church and Social Issues, Essen

Dr. Udo Scheffel
Chairman of the Management Board of the Bayerische Bau und Immobilien GmbH & Co. KG, Munich

Dr. Wolfgang Schuppli
Lawyer, Wiesbaden

Priv. Doz. Dr. Ulf R. Siebel
Lawyer, Frankfurt/Main

Dr. Alfred Tacke
Chairman of the Board of Managing Directors,
STEAG AG, Essen

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ESSEN HYP

Company

Branches and Offices

Head Office

Essen
Gildehofstr. 1
D-45127 Essen
Postfach 10 18 61
D-45018 Essen

Tel.: +49 2 01 81 35-0
Fax: +49 2 01 81 35-2 00
Fax Treasury:
+49 2 01 81 35-399

Registered under
HRB Essen No. 7083

E-mail: **info@essenhyp.com**
Internet: **www.essenhyp.com**

Lending Offices

Berlin
Jägerstraße 58
D-10117 Berlin
Tel.: +49 30 81 45 07-10
Fax: +49 30 81 45 07-29
berlin@essenhyp.com

Munich
Romanstr. 43
D-80639 Munich
Tel.: +49 89 29 16 17 52
Fax: +49 89 29 16 17 54
muenchen@essenhyp.com

Frankfurt
Westendstr. 19
D-60325 Frankfurt
Tel.: +49 69 17 20 65
frankfurt@essenhyp.com

Hamburg
Fleethof- Stadthausbrücke 1
D-20355 Hamburg
Tel.: +49 40 32 52 43-00
Fax: +49 40 32 52 43-29
hamburg@essenhyp.com

Representative Offices

Brussels
Rue de l'Amazone 2
1050 Bruxelles
Belgium
Tel.: +32 2 5 34 95 95
Fax: +32 2 5 34 96 96
bruessel@essenhyp.com

London
Commerzbank House
6th Floor, 60 Gracechurch Street
London EC3V 0HR
Great Britain
Tel.: +44 20 72 83 31 42
Fax: +44 20 72 83 26 49

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S&P	AAA	-
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london@essenhyp.com

Paris
9, avenue de Friedland
75008 Paris
France
Tel.: +33 1 42 25 25 30
Fax: +33 1 42 25 25 39
paris@essenhyp.com

New York
845 Third Avenue
6th Floor, Suite 632
New York, NY, 10022
United States
Tel.: + 1646 290 5132
Fax: + 1646 290 5001
newyork@essenhyp.com

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ESSEN HYP

Company

External Links

- **Commerzbank - Our Major Shareholder**
- **vdp - Verband deutscher Pfandbriefbanken**
  (Association of German Pfandbrief Banks)

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» www.essenhyp.de

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vdp-Pfandbrief Curve

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Last update: Sep 2006
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Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

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ESSEN HYP

Company

Imprint



Hypothekenbank in Essen Aktiengesellschaft is a stock corporation (Aktiengesellschaft) under German law. The bank has its registered office in Essen/Germany and is incorporated in the German Register of Companies (Handelsregister) under HRB No. 7083. The bank and its business activities are subject to the supervision of the Federal Financial Supervisory Authority (BAFin).

Pursuant to Section 27 (a) of the German Value Added Tax Act (UStG) and Article 22 (1) of the Sixth Council Directive 77/388/EEC of May 17, 1977 on the harmonization of the laws of the Member States relating to turnover taxes, the VAT identification number of Hypothekenbank in Essen AG is DE 119654158.

The server for these sites is located in Essen/Germany.

Hypothekenbank in Essen Aktiengesellschaft
Gildehofstraße 1
45127 Essen / Germany
Tel.: +49 201 8135-0
Fax: +49 201 8135-200
▸ **E-mail: info@essenhyp.com**

Public Relations
Tel.: +49 201 8135-495
Fax: +49 201 8135-469

Secretariat to the Board of Managing Directors
Tel.: +49 201 8135-391

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vdp-Pfandbrief Curve

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Credit Research
Last update: Nov 2006
Sec 28 PfandBG
Last update: Sep 2006
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Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector Pfandbriefe	mortgage Pfandbriefe
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

» more

Economic and Interest Rate Outlook G3
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Fax: +49 201 8135-200

Board of Managing Directors
Hubert Schulte-Kemper
Michael Fröhner
Burkhard Dallosch

We have tasked Eurohypo AG,
Rheinstr. 3, 65425 Rüsselsheim/Germany,
with the credit servicing process, i.e. the granting and management of loans and the administration of the securities that relate to these loans.

For this purpose, we have authorized and empowered Eurohypo AG to carry out any task relating to credit servicing on our behalf, even prior to loan approval. This authorization includes, in particular, the correspondence with notaries public, land registries, authorities and credit institutions, as well as the issuing of declarations in conjunction with our claims, legal charges and other securities.

Since July 2003 the STATER Deutschland GmbH & Co KG, Hochkreuzallee 1, 53175 Bonn, is also responsible for the credit service, i.e. the administration of loans.

This website has been designed by:

vE & K Werbeagentur GmbH & Co. KG
Herthastr. 7
45131 Essen / Germany
Tel.: +49 201 43772-0
Fax: +49 201 43772-30
▶ E-mail: **info@ve-k.de**
▶ Internet: **www.ve-k.de**


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Success needs far-sightedness

This is where you will find facts and figures about Hypothekenbank in Essen AG, including our Annual and Interim Reports, which are available for download. If you wish to learn more about Hypothekenbank in Essen AG, just browse through our presentations on our recent roadshows and our last Capital Market Conference.

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vdp-Pfandbrief Curve

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Credit Research
Last update: Nov 2006

Rated by IFR Crystal Clear

Sec 28 PfandBG
Last update: Sep 2006
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Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

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Economic and Interest Rate Outlook G3
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Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
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Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
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Downloads

These items are available:

- Interim Report as of September 30, 2006 (pdf)

Mozart-Roadshow Brussels

- Press photo 1 Mozart-Roadshow Brussels (JPG)
- Press photo 2 Mozart-Roadshow Brussels (JPG)
- Press photo 3 Mozart-Roadshow Brussels (JPG)
- Press photo 4 Mozart-Roadshow Brussels (JPG)

- Presentation Mozart-Roadshow Brussels (PDF)

- Annual Report 2005 (pdf)

- Your Partner in International Real Estate Financing
- Interim Report as of September 30, 2005 (pdf)

- Annual Report 2004 (pdf)
- Annual Report 2003 (pdf)
- Annual Report 2002 (pdf)
- Annual Report 2001 (pdf)

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» www.essenhyp.de

Search: go

vdp-Pfandbrief Curve

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Credit Research
Last update: Nov 2006
Sec 28 PfandBG
Last update: Sep 2006
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Rated by IFR Crystal Clear

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

» more

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more


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Impressions

- **Impressions of our Annual Reception on March 23, 2006**

- **03.03.2005, Hotel Metropol, Moskau**
- **10.02.2005, Stadshuset, Stockholm**
- **Impressions of our Annual Reception on March 17, 2005**

- **23.06.2004, John F. Kennedy Library, Boston**
- **21.06.2004, Mandarin Oriental, New York**

- **16.02.2004, Commerzbank-Tower, Frankfurt**
- **26.01.2004, Hotel Principe di Savoia, Milano**
- **13.01.2004, Szépmüvészeti Múzeumba, Budapest**
- **28.11.2003, Grand Hôtel Intercontinental, Paris**
- **27.11.2003, Victoria and Albert Museum, London**
- **21.11.2003, Fundacion Real Fábrica de Tapices, Madrid**

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» www.essenhyp.de

Search: go

vdp-Pfandbrief Curve

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Credit Research
Last update: Nov 2006

Rated by IFR Crystal Clear

Sec 28 PfandBG
Last update: Sep 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfand-briefe*	mortgage *Pfand-briefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

» more

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more


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4th Capital Market Conference June 15–16, 2005

The success story of our Capital Market Conferences continues

Over the years, the International Capital Market Conference of Hypothekenbank in Essen AG has become an internationally established forum for the German *Pfandbrief*. "It is a pleasure for us to continue our tradition of an open dialogue this year," emphasized Mr. Hubert Schulte-Kemper, Chairman of the Board of Managing Directors. The guest speech during the opening event was held by Gyula Horn, the former Prime Minister of the Republic of Hungary.

One key issue looked at during the conference was the new German *Pfandbrief* Act, which will come into effect in a few days. Since its foundation in 1987, Hypothekenbank in Essen AG has made a major contribution in establishing Jumbo and Global *Pfandbriefe* as an attractive investment – and in increasing their quality standards. Our success in this business segment made us one of the biggest private issuers worldwide. Demand from international investors for covered bonds has kept increasing. This is why several countries now launch covered bonds that are modeled on the German *Pfandbrief*. Consequently, our discussions focused on developing joint strategies to preserve and strengthen the *Pfandbrief's* position as an attractive investment, combining attractive yields and low risk. Other issues discussed during the conference include issuance conditions for covered bonds, true sales, structured *Pfandbriefe*, trends in public-private partnerships and the future competitiveness of Germany as an economic location. Capital market executives, analysts, investment specialists, experts and investors from all over the world took the opportunity to share their views on the international capital markets and global economic developments in several lectures and discussion panels. The opinion of the participants was unanimous: Essen Hyp's capital market conference is an event not to be missed by capital market players, and even the longest journey to Essen is worthwhile.

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vdp-Pfandbrief Curve

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Credit Research
Last update: Nov 2006

IFR Crystal Clear

Sec 28 PfandBG
Last update: Sep 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

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Economic and Interest Rate Outlook G3
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- **Impressions of the 4th Capital Market Conference**
- **Videos and Download presentations**

- **Impressions 3rd Capital Market Conference**

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Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
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Disclaimer

Legal Information

The information and statements contained in the web sites of Hypothekenbank in Essen AG have been carefully reviewed and/or obtained from unchecked publicly accessible sources we believe to be reliable. However, we have only checked the information obtained from these sources for plausibility and not for accuracy. Despite all care, Hypothekenbank in Essen AG does not assume any liability or guarantee for the timeliness, completeness and accuracy of the information provided on its web sites. The same applies to information obtained from other web sites, which can be accessed via hyperlinks. Hypothekenbank in Essen AG assumes no responsibility for the contents of such web sites.

No advice
The data contained in our web sites and/or the publications available for download do not include all material information that would be required for an investment decision. They merely constitute non-binding statements and views about markets and products believed to be correct at the time of publication. In particular, the information does not constitute an offer in the legal sense of the term.

Use of our web site
Contents and structure of the web sites of Hypothekenbank in Essen AG are copyright protected. Any reproduction or use of information or data content requires the prior written approval of Hypothekenbank in Essen AG.

Privacy Policy

Privacy statement
This privacy statement applies to **www.essenhyp.de** and **www.essenhyp.com**, the web sites of Hypothekenbank in Essen AG. As

» www.essenhyp.de

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vdp-Pfandbrief Curve

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Credit Research
Last update: Nov 2006
Sec 28 PfandBG
Last update: Sep 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

» more

Economic and Interest Rate Outlook G3
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the owner of these sites, Hypothekenbank in Essen AG is responsible for their contents. The pages of our web sites may contain links to other content providers inside or outside of Hypothekenbank in Essen AG to whom this privacy statement does not apply. Personal data received via the web sites of Hypothekenbank in Essen AG will only be collected, processed and used in accordance with the provisions of German data protection and privacy laws.

How will personal data and information received from you be used?
Various types of personal data and other information result from our web sites. We will use this data as follows:

- If you send us a message or give us instructions online (e.g. you order a copy of our Annual Report), we will use the data submitted by you only for the purpose of processing your request.
- If you register for a certain service (e.g. an e-mail newsletter), we will use the personal data received from you only to the extent that this is required for providing such service.
- We keep anonymous records of the hits our web sites receive. These records are evaluated for statistical purposes, in order to analyze and continually improve the navigation structure of our web sites.
  Depending on the access protocol the following information will be included in the log file:
  - IP address of the remote computer
  - date and time of the request
  - information submitted by the remote computer (e.g. file name)
  - access status of the web server (file transferred, file not found, command not processed etc.)
  - name of the requested file
  - URL from which the file was requested and/or the requested service was accessed
  - information about the web browser used

Who will process and have access to the personal data and information received from you?
Your enquiries and messages will be processed by employees of Hypothekenbank in Essen AG. The technical implementation of our web

Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

sites is the responsibility of an external service provider. This service provider has undertaken to process any and all personal data and information received via our web sites only in accordance with the instructions of Hypothekenbank in Essen AG. We will not pass on any personal data and information received from you to third companies.

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Press

Contact:
Dr. Kerstin Kipper
Tel.: +49-201-8135-626
Fax: +49 201 8135-135
E-mail: **kerstin.kipper@essenhyp.com**

Her replacement up to April 1, 2007 is:
Caroline Fischer
Head of Public Relations Management
Tel.: +49 201 8135-495
E-mail: **caroline.fischer@essenhyp.com**



- **Press Release of Hypothekenbank in Essen AG on the Interim Report as of September 30, 2006**
- **Press Release of Hypothekenbank in Essen AG as of November 09, 2006 "Essen Hyp made the breakthrough in the U.S. investor community"**
- **Press Release of Hypothekenbank in Essen AG as of October 17, 2006 "Essen Hyp goes down under"**
- **Press Release of Hypothekenbank in Essen AG as of September 05, 2006 "Essen Hyp started its series of Mozart Roadshows in Paris"**
- **Press Release of Hypothekenbank in Essen AG as of August 24, 2006 "Essen Hyp purchases AHBR real estate loan portfolio"**
- **Press Release concerning the Business Results of Hypothekenbank in Essen AG as of June 30, 2006 (PDF)**
- **S&P Press Release as of May 16, 2006 (PDF)**

» www.essenhyp.de

Search: go

vdp-Pfandbrief Curve

» more

Credit Research
Last update: Nov 2006
Sec 28 PfandBG
Last update: Sep 2006
» more

Rated by IFR Crystal Clear

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

» more

Economic and Interest Rate Outlook G3
» more

- **Press Release of Hypothekenbank in Essen AG on the Annual Accounts 2005**
- **Press Release of Hypothekenbank in Essen AG as of March 1, 2006. "New Head of Capital Markets at Hypothekenbank in Essen AG"**
- **Press Release of Hypothekenbank in Essen AG as of March 1, 2006. "New Member of the Board of Managing Directors of Hypothekenbank in Essen AG"**

- **Press Archive**

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Current Financial and Economic Topics

United States: Interest rate. commentary - back again as a U.S. growth optimist!

» more

Interest Rate Forecast Meeting

Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.

» more


ESSEN HYP

Contact

Hypothekenbank in Essen Aktiengesellschaft
Gildehofstraße 1
45127 Essen/ Germany
Tel.: +49 201 8135-0
Fax.: +49 201 8135-200
▸ **E-mail: info@essenhyp.com**

Public Relations
Tel.: +49 201 8135-495
Fax.: +49 201 8135-469

Secretariat to the Board of Managing Directors
Tel.: +49 201 8135-391
Fax.: +49 201 8135-200

Whether criticism, suggestions, wishes or questions - there are lots of reasons to send us an e-mail. Above all we welcome each response!
▸ **Contact**

» www.essenhyp.de
Search: [go]

vdp-Pfandbrief Curve

» more

Credit Research
Last update: Nov 2006
Rated by IFR Crystal Clear
Sec 28 PfandBG
Last update: Sep 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody's	Aaa	Aa1
Fitch Ratings	AAA	AAA

» more

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more


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» www.essenhyp.de

Search: go

vdp-Pfandbrief Curve

» more

Credit Research
Last update: Nov 2006

Rated by IFR Crystal Clear

Sec 28 PfandBG
Last update: Sep 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

» more

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more